AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

December 3, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Deborah S. Stein
Vice President Finance

enclosures

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

AltaGas Income Trust ("**AltaGas**")
1700, 355 - 4th Avenue S.W.
Calgary, Alberta T2P 0J1

2. **Date of Material Change:**

November 12, 2007

3. **News Release:**

A news release announcing the material change was issued on November 12, 2007 for distribution through Marketwire.

4. **Summary of Material Change:**

AltaGas has agreed to offer to acquire all of the outstanding units of Taylor NGL Limited Partnership ("**Taylor**") and that both parties have executed an agreement in support of the transaction. AltaGas has agreed to offer Taylor unitholders $11.20 in cash or 0.42 units of AltaGas per unit of Taylor, subject to maximum aggregate cash consideration of $245 million. This represents a 24 percent premium based on the $9.00 closing price of Taylor units on November 9, 2007. The transaction is valued at approximately Cdn $590 million, including assumed debt of $142 million and excluding the 9.6 percent interest in Taylor units that AltaGas currently owns.

5. **Full Description of Material Change:**

See attached Schedule "A".

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Executive Officer:**

For further information, please contact Dennis A. Dawson, Vice President, General Counsel and Corporate Secretary, at the above-mentioned address or at (403) 691-7534.

9. **Date of Report:**

November 14, 2007.

SEC File # 82-34911

SCHEDULE A

AltaGas NEWS RELEASE TAYLOR NGL LIMITED PARTNERSHIP

ALTAGAS INCOME TRUST TO ACQUIRE TAYLOR NGL LIMITED PARTNERSHIP

Calgary, Alberta (November 12, 2007) - AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) and Taylor NGL Limited Partnership (Taylor) (TSX: TAY.UN, TAY.DB) are pleased to announce that AltaGas has agreed to offer to acquire all of the outstanding units of Taylor and that both parties have executed an agreement in support of the transaction (the Agreement).

AltaGas has agreed to offer Taylor unitholders $11.20 in cash or 0.42 units of AltaGas per unit of Taylor, subject to maximum aggregate cash consideration of $245 million. This represents a 24 percent premium based on the $9.00 closing price of Taylor units on November 9, 2007. The transaction is valued at approximately Cdn $590 million, including assumed debt of $142 million and excluding the 9.6 percent interest in Taylor units that AltaGas currently owns.

"The Taylor acquisition is an outstanding strategic fit for AltaGas," said David Cornhill, Chairman, President and CEO of AltaGas. "It positions AltaGas as a market leader and the most diversified player in the energy infrastructure sector in Canada. Further, acquiring Taylor builds on our existing natural gas and power businesses while presenting substantial opportunities to leverage our portfolio of assets across the energy value chain."

"Taylor has enjoyed a long business relationship with AltaGas, including as partners in the Joffre Extraction Plant. Looking forward, a single, larger entity will be well positioned to create unitholder value through growth," said Bob Pritchard, President and CEO of Taylor. "Both Taylor and AltaGas have a large inventory of projects that can now be jointly developed. Taylor's management and staff plan to continue working within the combined entity."

The Board of Directors of AltaGas has unanimously approved the Agreement. Likewise, the Board of Directors of Taylor has unanimously approved the Agreement and has concluded the transaction is in the best interest of Taylor unitholders. The Board of Directors of Taylor has unanimously resolved to recommend that the Taylor unitholders tender their units in acceptance of the offer.

"Adding Taylor's assets, people and growth opportunities to our portfolio represents significant expansion of our gas and power businesses while maintaining strong financial discipline. The acquisition is expected to be immediately accretive to AltaGas unitholders on a cash flow per unit basis and accretive on an earnings per unit basis beginning in 2009," said Cornhill. "Taylor's management team and employees have a strong track record of success. We are pleased to offer all employees of Taylor employment with AltaGas and welcome them to our team."

Under the terms of the Agreement, Taylor unitholders will be able to elect to receive $11.20 in cash or 0.42 Trust units per Taylor unit. Taxable Taylor unitholders will be able to elect to receive 0.42 AltaGas limited partnership units (exchangeable units). The offer consideration will be subject to aggregate limits of Cdn $245 million in cash and 8 million Trust units, including up to approximately 1.9 million exchangeable units. The acquisition will be funded through existing credit facilities. The Agreement provides for a $12 million termination fee.

Successful completion of the acquisition is subject to two-thirds of Taylor units excluding those owned by AltaGas being tendered, as well as customary regulatory approvals. The offer documents and directors' circular are expected to be mailed to Taylor unitholders in late November 2007. Expiry of the offer and closing are expected in January 2008.

Scotia Waterous Inc. and Clarus Securities Inc. are acting as financial advisors to AltaGas with respect to the transaction. They have advised the Board of Directors of AltaGas that they are of the opinion, as of the date hereof, that the consideration to be offered to Taylor unitholders pursuant to the proposed acquisition is fair to AltaGas unitholders from a financial point of view. Stikeman Elliott LLP and Felesky Flynn LLP are acting as legal and tax advisors to AltaGas.

Peters & Co. Limited is acting as financial advisor to Taylor with respect to the transaction. It has advised the Board of Directors of Taylor that it is of the opinion, as of the date hereof, that the consideration received by Taylor unitholders pursuant to the proposed acquisition is fair from a financial point of view. Macleod Dixon LLP is acting as legal advisor to Taylor.

AltaGas and Taylor will hold a teleconference today at 9:00 a.m. MST (11:00 a.m. EST) to discuss the acquisition. Members of the investment community, media and other interested parties may dial (416) 340-2216 or call toll free at 1 866 898-9626. No passcode is required.

Shortly after the conclusion of the call, a replay will be available by dialling (416) 695-5800 or 1 800 408-3053. The passcode for this replay is 3242140. The replay will expire at midnight (EST) on February 12, 2008.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

Taylor currently owns and operates the Harmattan Complex, the RET Complex and the Joffre Extraction Plant in Alberta, and the Younger Extraction Plant in British Columbia. The Joffre and Younger plants are natural gas liquids extraction facilities that produce ethane, propane, butane and condensate. The Harmattan Complex and the RET Complex are natural gas processing facilities that provide services to oil and natural gas producers. Taylor also owns two NGL pipelines - the Ethylene Delivery System and the Joffre Feedstock Pipeline, both of which move products between Joffre, Alberta and Fort Saskatchewan, Alberta. In addition, Taylor has an interest in a run-of-river power generation facility located in British Columbia.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. Taylor NGL Limited Partnership units and convertible debentures trade on the Toronto Stock Exchange under the symbols TAY.UN and TAY.DB. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

Not for distribution to U.S. newswire services or for dissemination in the United States.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not

be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

AltaGas Income Trust:

Media
C.J. Wilkins
(403) 691-9890
cj.wilkins@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

Taylor NGL Limited Partnership:

Brad Mattson
Chief Financial Officer
(403) 781-8187
bmattson@taylorngl.com

Bob Pritchard
President and CEO
403) 781-8190
bpritchard@taylorngl.com

Website: www.taylorngl.com

ANNEXE 51-102A3
DÉCLARATION DE CHANGEMENT IMPORTANT

1. **Dénomination et adresse de la Société**

   AltaGas Income Trust (« **AltaGas** »)
   1700, 355 - 4th Avenue S.W.
   Calgary (Alberta) T2P 0J1

2. **Date du changement important**

   Le 12 novembre 2007

3. **Communiqué**

   Un communiqué annonçant le changement important a été publié le 12 novembre 2007 aux fins de distribution par l'intermédiaire de Marketwire.

4. **Résumé du changement important**

   AltaGas s'est engagée à offrir d'acquérir la totalité des parts en circulation de Taylor NGL Limited Partnership (« **Taylor** ») et les deux parties ont signé une entente à l'appui de cette opération. AltaGas s'est engagée à offrir aux porteurs de parts de Taylor 11,20 $ au comptant ou 0,42 part d'AltaGas par part de Taylor, sous réserve d'une contrepartie au comptant maximale de 245 millions de dollars. Cela représente une prime de 24 pour cent par rapport au cours de clôture de 9,00 $ des parts de Taylor le 9 novembre 2007. L'opération est évaluée à environ 590 millions de dollars canadiens, ce qui comprend une dette prise en charge de 142 millions de dollars et exclut la participation actuelle de 9,6 pour cent d'AltaGas dans les parts de Taylor.

5. **Description circonstanciée du changement important**

   Voir l'annexe A ci-jointe.

6. **Application des paragraphes 2 et 3 de l'article 7.1 du Règlement 51-102**

   Sans objet

7. **Information omise**

   Sans objet

8. **Membre de la haute direction**

   Pour plus d'information, veuillez communiquer avec Dennis A. Dawson, vice-président, chef du contentieux et secrétaire général, à l'adresse mentionnée ci-dessus ou au 403 691-7534.

9. **Date de la déclaration**

   Le 14 novembre 2007

ANNEXE A

AltaGas COMMUNIQUÉ TAYLOR NGL LIMITED PARTNERSHIP

ALTAGAS INCOME TRUST ACQUERRA TAYLOR NGL LIMITED PARTNERSHIP

Calgary (Alberta) (Le 12 novembre 2007) – AltaGas Income Trust (« AltaGas » ou la « Fiducie ») (TSX : ALA.UN) et Taylor NGL Limited Partnership (« Taylor ») (TSX : TAY.UN, TAY.DB) ont le plaisir d'annoncer qu'AltaGas s'est engagée à acquérir la totalité des parts en circulation de Taylor et que les deux parties ont signé une entente à l'appui de cette opération (l'« entente »).

AltaGas s'est engagée à offrir aux porteurs de parts de Taylor 11,20 $ au comptant ou 0,42 part d'AltaGas par part de Taylor, sous réserve d'une contrepartie au comptant maximale totalisant 245 millions de dollars. Cela représente une prime de 24 pour cent par rapport au cours de clôture de 9,00 $ des parts de Taylor le 9 novembre 2007. L'opération est évaluée à environ 590 millions de dollars canadiens, ce qui comprend une dette prise en charge de 142 millions de dollars et exclut la participation actuelle de 9,6 pour cent d'AltaGas dans les parts de Taylor.

« L'acquisition de Taylor cadre parfaitement avec la stratégie d'AltaGas », a indiqué David Cornhill, président du conseil, président et chef de la direction d'AltaGas. « Elle permet à AltaGas de devenir un chef de file sur le marché et d'être l'entreprise la plus diversifiée du secteur des infrastructures énergétiques au Canada. En outre, l'acquisition de Taylor vient compléter nos entreprises existantes de gaz naturel et d'énergie tout en nous donnant des occasions très intéressantes de tirer parti de notre portefeuille d'actifs dans la chaîne de valeur de l'énergie ».

« Taylor et AltaGas entretiennent des liens d'affaires depuis longtemps, y compris comme partenaires dans l'usine d'extraction de Joffre. À l'avenir, une entité unique, de taille plus importante, sera bien placée, grâce à la croissance, pour créer de la valeur pour les porteurs de parts », a indiqué Bob Pritchard, président et chef de la direction de Taylor. « Taylor et AltaGaz ont toutes deux un large éventail de projets qui peuvent désormais être conjointement mis en valeur. La direction et le personnel de Taylor ont pour objectif de continuer à travailler au sein de l'entité issue du regroupement ».

Le conseil d'administration d'AltaGas a approuvé l'entente à l'unanimité. Le conseil d'administration de Taylor a aussi approuvé l'entente à l'unanimité et a conclu que l'opération était dans l'intérêt des porteurs de parts de Taylor. Le conseil d'administration de Taylor a résolu à l'unanimité de recommander aux porteurs de parts de Taylor de déposer leurs parts en réponse à l'offre.

« L'ajout à notre portefeuille des actifs, du personnel et des occasions de croissance de Taylor nous permet d'accroître substantiellement nos activités gazières et énergétiques tout en maintenant une excellente discipline sur le plan financier. L'acquisition devrait immédiatement profiter aux porteurs de parts d'AltaGas en termes d'encaisse par part et majorer le bénéfice par part à compter de 2009 », a indiqué Cornhill. « Les employés et l'équipe de direction de Taylor ont connu beaucoup de succès. Nous sommes heureux d'offrir un emploi auprès d'AltaGas à tous les employés de Taylor et de les accueillir dans notre équipe ».

Les conditions de l'entente prévoient que les porteurs de parts de Taylor pourront choisir de recevoir 11,20 $ au comptant ou 0,42 part de la Fiducie par part de Taylor. Les porteurs de parts de Taylor assujettis à l'impôt pourront choisir de recevoir 0,42 part de société en commandite d'AltaGas (part échangeable). La contrepartie de l'offre est assujettie à des limites totalisant 245 millions de dollars canadiens au comptant et 8 millions de parts de la Fiducie, y compris un maximum d'environ 1,9 million de parts échangeables. L'acquisition sera financée grâce aux facilités de crédit existantes. L'entente prévoit des frais de résiliation de 12 millions de dollars.

La réalisation de l'acquisition est assujettie au dépôt des deux tiers des parts de Taylor, exclusion faite des parts appartenant à AltaGas, de même qu'aux approbations habituelles des autorités de réglementation. Les documents d'offre et la circulaire du conseil d'administration devraient être postés aux porteurs de parts de Taylor à la fin novembre 2007. L'expiration de l'offre et la clôture devraient se produire en janvier 2008.

Scotia Waterous Inc. et Valeurs mobilières Clarus agissent comme conseillers financiers d'AltaGas dans le cadre de l'opération. Ils ont indiqué au conseil d'administration d'AltaGas qu'ils sont d'avis, à la date des présentes, que la contrepartie qui sera offerte aux porteurs de parts de Taylor dans le cadre de l'acquisition proposée est équitable, d'un point de vue financier, pour les porteurs de parts d'AltaGas. Stikeman Elliott S.E.N.C.R.L., s.r.l. et Felesky Flynn LLP agissent comme conseillers juridiques et conseillers en fiscalité d'AltaGas.

Peters & Co. Limited agit comme conseiller financier de Taylor dans le cadre de l'opération. Elle a informé le conseil d'administration de Taylor qu'elle est d'avis, à la date des présentes, que la contrepartie devant être reçue par les porteurs de parts de Taylor dans le cadre de l'acquisition proposée est équitable, d'un point de vue financier. Macleod Dixon LLP agit comme conseiller juridique de Taylor.

Aujourd'hui à 9 h HNR (11 h HNE), AltaGas et Taylor tiendront une conférence téléphonique concernant l'acquisition. Les investisseurs, les médias et les autres parties intéressées peuvent composer le 416 340-2216 ou, sans frais, le 1 866 898-9626. Aucun code d'accès n'est requis.

Peu après la fin de l'appel, il sera possible d'écouter une rediffusion au 416 695-5800 ou au 1 800 408-3053. Le code d'accès pour cette rediffusion est le 3242140. La rediffusion prendra fin à minuit (HNE) le 12 février 2008.

AltaGas Income Trust est l'une des entreprises d'infrastructure et de services énergétiques intégrés les plus importantes et les plus dynamiques au Canada. La Fiducie crée de la valeur en faisant croître et en optimisant ses actifs et ses services dans la chaîne de valeur de l'énergie afin de répondre à la demande énergétique de l'Amérique du Nord. Depuis 1994, AltaGas Income Trust a étendu ses activités afin d'inclure la collecte, le traitement et le transport du gaz naturel, l'extraction de l'éthane et des liquides du gaz naturel, la production d'énergie, la mise en marché du gaz naturel et des liquides du gaz naturel, ainsi que des services de vente d'énergie aux utilisateurs finaux commerciaux, industriels et institutionnels du Canada.

Taylor est actuellement le propriétaire-exploitant du complexe Harmattan, du complexe RET et de l'usine d'extraction de Joffre en Alberta, de même que de l'usine d'extraction Younger en Colombie-Britannique. L'usine de Joffre et l'usine Younger sont des installations d'extraction de liquides du gaz naturel qui produisent de l'éthane, du propane, du butane et du condensat. Le complexe Harmattan et le complexe RET sont des installations de traitement du gaz naturel qui fournissent des services aux producteurs de pétrole et de gaz naturel. Taylor est également propriétaire de deux pipelines de liquides du gaz naturel, soit le système de livraison d'éthylène (*Ethylene Delivery System*) et le pipeline de charge d'alimentation de Joffre (*Joffre Feedstock Pipeline*) qui permettent toutes deux de transporter des produits entre Joffre, en Alberta, et Fort Saskatchewan, en Alberta. De plus, Taylor détient une participation dans une centrale électrique au fil de l'eau située en Colombie-Britannique.

Les parts d'AltaGas Income Trust sont inscrites à la Bourse de Toronto sous le symbole ALA.UN. Les parts de société en commandite et les débentures convertibles de Taylor NGL Limited sont négociées à la Bourse de Toronto sous le symbole TAY.UN et TAY.DB. La Fiducie fait partie de l'indice composé S&P/TSX, de l'indice des fiducies de revenu S&P/TSX et de l'indice plafonné des fiducies de l'énergie S&P/TSX.

Ne pas distribuer aux agences de transmission des États-Unis ni diffuser aux États-Unis.

Le présent communiqué contient des énoncés prospectifs. Ces énoncés, lorsqu'ils se rapportent à la Fiducie ou à un membre du groupe de la Fiducie, se reconnaissent à l'emploi de termes comme « pouvoir », « prévoir », « s'attendre à », « proposer », « souhaiter », « planifier », « estimer » et d'autres expressions similaires et à l'emploi du futur et du conditionnel. En particulier, le présent communiqué de presse contient des énoncés prospectifs concernant, entre autres, les objectifs opérationnels, la croissance prévue, les résultats des activités d'exploitation, le rendement, les projets et les occasions d'affaires et les résultats financiers. Ces énoncés comportent des risques, des

incertitudes et d'autres facteurs connus et inconnus qui pourraient faire en sorte que les résultats ou les événements réels soit nettement différents de ceux prévus dans ces énoncés prospectifs. Ils reflètent les opinions actuelles de la Fiducie au sujet d'événements futurs fondés sur des facteurs et des hypothèses importants et sont assujettis à certains risques et incertitudes, notamment la fluctuation du marché, la concurrence, les nouvelles mesures gouvernementales ou réglementaires, les conditions économiques générales et d'autres facteurs établis dans les documents d'information publics de la Fiducie. Plusieurs facteurs peuvent faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie divergent de ceux décrits dans le présent communiqué, notamment ceux mentionnés ci-dessus. Ces facteurs ne sont pas exhaustifs. Si un ou plusieurs de ces risques ou incertitudes se concrétisaient, ou si les hypothèses sous-jacentes aux énoncés prospectifs se révélaient incorrectes, les résultats réels pourraient être sensiblement différents de ceux décrits dans le présent communiqué comme étant prévus, attendus, proposés, souhaités, planifiés ou estimés, et il ne faut pas se fier indûment aux énoncés prospectifs inclus ou intégrés par renvoi dans le présent communiqué. Ces énoncés s'appliquent uniquement à la date du présent communiqué. La Fiducie n'a pas l'intention ni l'obligation de mettre à jour ces énoncés prospectifs. Les énoncés prospectifs que contient le présent communiqué sont expressément visés par le présent avertissement.

Pour plus d'information, veuillez communiquer avec les personnes suivantes :

AltaGas Income Trust :

Médias	Investisseurs	Site Web : www.altagas.ca
C.J. Wilkins	Stephanie Labowka-Poulin	Relations avec les investisseurs
403 691-9890	403 691-7136	1 877 691-7199
cj.wilkins@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

Taylor NGL Limited Partnership :

Brad Mattson	Bob Pritchard	Site Web : www.taylorngl.com
Chef des services financiers	Président et chef de la direction	
403 781-8187	403 781-8190	
bmattson@taylorngl.com	bpritchard@taylorngl.com	

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	09/01/2007 - 09/30/2007

Summary

Issued & Outstanding Opening Balance :	55,708,154	As at :	09/01/2007

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
DRIP Plan #1 - Trust Units	77,425
DRIP Plan #2 - Exchangeable LP Units	7
Other Issuances and Cancellations	955

Issued & Outstanding Closing Balance :	55,786,541

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**1,081,150**	As at :	09/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/28/2007	N			20,375	
Filer's comment					
Sept 6, 2006 options cancelled due to employee departures					
09/28/2007	N			7,500	
Filer's comment					
Dec 19 2005 options cancelled due to employee departures					
09/28/2007	N			12,000	
Filer's comment					
Mar 23, 2007 options cancelled due to employee departures					
09/28/2007	N			2,500	
Filer's comment					
July 11 2005 options cancelled due to employee departure					
09/17/2007	N			1,500	
Filer's comment					
Apr 21 2005 options cancelled due to employee departures					
09/21/2007	N			5,000	
Filer's comment					
Jan 2, 2007 options cancelled due to employee departure					
Totals		0	0	48,875	0

Stock Options Outstanding Closing Balance:	**1,032,275**	As at :	09/30/2007

DRIP Plan #1 - Trust Units

Opening Reserve	**2,716,759**	As at :	09/01/2007

Effective Date	Securities Listed	Securities Issued
09/17/2007		77,425

Totals	0	77,425		
Closing Reserve:		**2,639,334**	**As at :**	09/30/2007

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		**712,968**	**As at :**	09/01/2007
Effective Date	**Securities Listed**	**Securities Issued**		
09/17/2007		7		
Totals	0	7		
Closing Reserve:		**712,961**	**As at :**	09/30/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/25/2007	Conversion (General)	685
Filer's comment LP 1 units retracted on a 1:1 basis for Trust Units		
09/27/2007	Conversion (General)	270
Filer's comment LP1 Units retracted on a 1:1 basis for Trust Units		
Totals		955

Filed on behalf of the Issuer by:

Name:	Dennis Dawson
Phone:	403 691 7534
Email:	dennis.dawson@altagas.ca
Submission Date:	10/02/2007
Last Updated:	10/12/2007

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	08/01/2007 - 08/31/2007

Summary

Issued & Outstanding Opening Balance :	55,594,764	As at :	08/01/2007

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	1,500
DRIP Plan #1 - Trust Units	77,089
DRIP Plan #2 - Exchangeable LP Units	6
Other Issuances and Cancellations	34,795

Issued & Outstanding Closing Balance :	55,708,154

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**1,082,650**	As at :	08/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/22/2007	N		1,500		

Filer's comment

1500 Options exercised on August 22, 2007 at a strike price of $23.80. Date of grant April 21, 2005.

Totals		0	1,500	0	0

Stock Options Outstanding Closing Balance:	**1,081,150**	As at :	08/31/2007

DRIP Plan #1 - Trust Units

Opening Reserve	**2,613,466**	As at :	08/01/2007

Effective Date	Securities Listed	Securities Issued
08/15/2007		77,089
Totals	0	77,089

Closing Reserve:	**2,536,377**	As at :	08/31/2007

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve	**704,334**	As at :	08/01/2007

Effective Date	Securities Listed	Securities Issued
08/15/2007		6

Totals	0	6

Closing Reserve:	**704,328**	**As at :**	08/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/17/2007	Conversion (General)	34,795

Filer's comment

34,795 Exchangeable AltaGas Holding Limited Partnership No. 1 Units converted to Trust Units on a 1:1 basis

Totals	34,795

Filed on behalf of the Issuer by:

Name:	Dennis Dawson
Phone:	403 691 7534
Email:	dennis.dawson@altagas.ca
Submission Date:	10/12/2007
Last Updated:	10/11/2007

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	09/01/2007 - 09/30/2007

Summary

Issued & Outstanding Opening Balance :	55,708,154	As at :	09/01/2007

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
DRIP Plan #1 - Trust Units	77,425
DRIP Plan #2 - Exchangeable LP Units	7
Other Issuances and Cancellations	955

Issued & Outstanding Closing Balance :	55,786,541

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**1,081,150**	As at :	09/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/28/2007	N			20,375	
Filer's comment Sept 6, 2006 options cancelled due to employee departures					
09/28/2007	N			7,500	
Filer's comment Dec 19 2005 options cancelled due to employee departures					
09/28/2007	N			12,000	
Filer's comment Mar 23, 2007 options cancelled due to employee departures					
09/28/2007	N			2,500	
Filer's comment July 11 2005 options cancelled due to employee departure					
09/17/2007	N			1,500	
Filer's comment Apr 21 2005 options cancelled due to employee departures					
09/21/2007	N			5,000	
Filer's comment Jan 2, 2007 options cancelled due to employee departure					
Totals		0	0	48,875	0

Stock Options Outstanding Closing Balance:	**1,032,275**	As at :	09/30/2007

DRIP Plan #1 - Trust Units

Opening Reserve	2,536,377	As at :	09/01/2007

Effective Date	Securities Listed	Securities Issued
09/17/2007		77,425
Totals	0	77,425

Closing Reserve: **2,458,952** As at : 09/30/2007

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **704,328** As at : 09/01/2007

Effective Date	Securities Listed	Securities Issued
09/17/2007		7
Totals	0	7

Closing Reserve: 704,321 As at : 09/30/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/25/2007	Conversion (General)	685
Filer's comment LP 1 units retracted on a 1:1 basis for Trust Units		
09/27/2007	Conversion (General)	270
Filer's comment LP1 Units retracted on a 1:1 basis for Trust Units		
Totals		955

Filed on behalf of the Issuer by:

Name: Dennis Dawson
Phone: 403 691 7534
Email: dennis.dawson@altagas.ca
Submission Date: 10/12/2007
Last Updated: 10/12/2007

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST TO HOLD CONFERENCE CALL AND WEBCAST ON THIRD QUARTER RESULTS ON NOVEMBER 7, 2007

Calgary, Alberta (November 1, 2007) -- AltaGas Income Trust (AltaGas or the Trust) will announce its third quarter results on Wednesday, November 7, 2007. A conference call and webcast to discuss the results will be held the same day.

Time:	2:00 p.m. MST (4:00 p.m. EST)
Dial-in:	416-641-6131 or toll free at 1-866-226-1792
Webcast:	http://events.onlinebroadcasting.com/altagas/110707/index.php

Shortly after the conclusion of the call, a replay will be available by dialing 416-695-5800 or 1-800-408-3053. The passcode is 3239032 #. The replay will expire at midnight (Eastern) on November 14, 2007. The webcast will be archived for one year.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
C.J. Wilkins	Stephanie Labowka-Poulin	Investor Relations
(403) 691-9890	(403) 691-7136	1-877-691-7199
cj.wilkins@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS ANNOUNCES STRONG THIRD QUARTER RESULTS

Calgary, Alberta (November 7, 2007) -- AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today reported a 9 percent increase in net income of $31.4 million ($0.54 per unit) for the three months ended September 30, 2007 compared to $28.8 million ($0.52 per unit) for the same quarter in 2006.

Net income for the nine months ended September 30, 2007 was $77.0 million ($1.35 per unit) compared to $87.2 million ($1.58 per unit) for the same period in 2006. Excluding non-cash charges related to the tax on income trusts of $6.0 million and the non-cash tax benefit of $6.6 million recorded in second quarter 2006, net income for the nine months ended September 30, 2007 was $83.0 million ($1.45 per unit) compared to $80.6 million ($1.46 per unit) in the same period in 2006.

AltaGas Income Trust also declared a distribution of $0.175 per trust unit and exchangeable unit payable on December 17, 2007 to holders of record on November 26, 2007. AltaGas declared total cash distributions of $0.52 per unit in third quarter 2007. During the quarter AltaGas also declared a special distribution of one AltaGas Utility Group Inc. share for every 100 trust units and exchangeable units of AltaGas.

David Cornhill, Chairman, President and CEO of the Trust, remarked, "This quarter marked another record for AltaGas, as quarterly net income exceeded $30 million for the first time. Our performance reflected the benefit of being diversified along the energy value chain. Our hedging strategy resulted in strong power prices and cash flow in a quarter when spot prices were lower than the same quarter last year. Our Extraction and Transmission segment also reported strong earnings even though we had lower volumes, since frac spreads remained strong and we benefited from the growth in the underlying extraction and transmission assets. In the Field Gathering and Processing segment we continue to see lower volumes processed and higher operating costs but our contracting strategy, redeployable equipment and ability to increase processing capacity in areas where there is strong producer activity have mitigated the impact of lower throughput. Overall we are on track for another successful year."

Net income in third quarter 2007 was higher than in the same quarter last year. Net income increased primarily due to higher hedge prices and lower costs in the Power Generation segment, higher rates and one new facility in the Field Gathering and Processing (FG&P) segment. These increases were partially offset by higher operating and administrative costs, lower throughput in FG&P, higher income tax expense, a one-time write-off of costs related to the deferral of the Noel project, lower Alberta spot power prices and lower contributions from the Energy Services segment.

Excluding the Specified Investment Flow-Through (SIFT) tax reported in 2007 and the non-cash tax benefit recorded in 2006, net income for the nine months ended September 30, 2007 was higher than in the same period last year. Net income increased mainly as a result of higher power prices and lower costs in the Power Generation segment, new facilities, higher rates and product revenues in the FG&P segment, a one-time gain from the sale of oil and gas production assets and lower interest expense. These increases were partially offset by higher operating and administrative costs, lower throughput in the FG&P segment, the expiration of the Genesee power contract, decreased earnings in the Energy Services segment, higher amortization expense, lower one-time take-or-pay contractual provisions in FG&P and a one-time write-off of costs related to the deferred Noel project.

FINANCIAL HIGHLIGHTS(1)

- Earnings before interest, taxes, depreciation and amortization (EBITDA) were $49.1 million ($0.85 per unit) this quarter compared to $45.1 million ($0.81 per unit) in the same quarter in 2006. EBITDA for the first nine months of 2007 was $133.4 million ($2.33 per unit), up from $128.6 million ($2.33 per unit) for the same period last year.
- Cash from operations was $30.8 million ($0.53 per unit) for third quarter 2007 compared to $40.8 million ($0.73 per unit) for the same period in 2006. Cash from operations for the first nine months of 2007 was $123.5 million ($2.16

per unit), up from $110.3 million ($2.00 per unit) for the same period last year.

- Funds from operations were $47.6 million ($0.83 per unit) for third quarter 2007, compared to $43.2 million ($0.78 per unit) for the same period in 2006. Funds from operations for the first nine months of 2007 were $125.1 million ($2.19 per unit), up from $119.9 million ($2.17 per unit) for the same period last year.
- Total debt was $229.1 million, compared to $265.5 million at December 31, 2006. The Trust's debt-to-total capitalization ratio was 29.0 percent, versus 33.4 percent at the end of 2006.

(1) *Includes Non-GAAP financial measures. Please see discussion in the Non-GAAP Financial Measures section of the Trust's third quarter Management's Discussion and Analysis.*

IN THE THIRD QUARTER:

- AltaGas, through its partnership in GreenWing Energy Development Limited Partnership, submitted three non-binding project bids into the Manitoba Hydro 300 MW Wind Request for Proposal. Responses to the bids are expected in November 2007.
- AltaGas signed an agreement to sell its one-third interest in the Ikhil Joint Venture to AltaGas Utility Group Inc. for $9.0 million effective July 31, 2007. The gain on sale was negligible.
- Bear Mountain Wind Limited Partnership (BMWLP), a partnership in which AltaGas owned 50 percent, signed agreements with AltaGas, Aeolis Wind Power Corporation (Aeolis) and Peace Energy A Renewable Energy Cooperative (Peace) to exchange their equity interests in BMWLP for a royalty agreement pursuant to which Aeolis and Peace will receive royalty payments. AltaGas contributed an additional $1.0 million to BMWLP for the purpose of repaying loans owing to Aeolis. This contribution, along with similar amounts loaned by AltaGas, now form additional investments by AltaGas in BMWLP. As a result, AltaGas now owns 100 percent of BMWLP.
- AltaGas purchased a 50 percent interest in the Sarnia Airport Pool Storage Project. Once developed, the storage project is expected to have 5.3 Bcf of working capacity and deliverability of approximately 52 Mmcf/d. The project is in the early development stage and is subject to various regulatory and environmental approvals. The project is targeted to be in full operation by mid-2009.
- AltaGas filed a final short-form base shelf prospectus to facilitate the issuance of trust units or unsecured debt securities. This shelf has a 25-month life and permits the Trust to issue up to an aggregate of $500 million of securities.
- AltaGas announced the deferral of the Noel natural gas pipeline construction and sour gas facility expansion project. The project, announced on April 10, 2007, was subject to certain economic conditions precedent and has been deferred due to uncertainty around installation costs and low gas prices. In the third quarter AltaGas reported a charge of $1.5 million of costs specific to the project. AltaGas continues to pursue the expansion of the Pouce Coupe facility in order to meet producer requirements in the area.
- AltaGas extended its syndicated revolving-term credit facility and amended the agreement to add a $75 million accordion feature to the facility. The facility expires September 30, 2010.
- The Trust suspended the Premium component of the Distribution Reinvestment Plan (DRIP) effective with the August 15, 2007 distribution payment. The regular component of the DRIP remains in effect and continues to support AltaGas' financing strategy. In the future, as conditions warrant, the Trust may consider reinstating the Premium DRIP (PDRIP) component based on AltaGas' capital requirements and desire to maintain an efficient capital structure. While the PDRIP component of the plan is suspended, PDRIP participants will continue to receive regular cash distributions. For further information on the DRIP please visit AltaGas' website at www.altagas.ca.
- AltaGas announced a significant multi-year financial commitment valued at more than $500,000 to support Cross Country Canada. This commitment is the largest philanthropic contribution ever for the Trust and will support the nation's high-performance cross-country skiers and fuel their drive to the podium.

AltaGas will hold a teleconference today at 2:00 p.m. MST (4:00 p.m. EST) to discuss the third quarter 2007 financial and operating results and other general issues and developments concerning the Trust. Members of the media, investment community and other interested parties may dial (416) 641-6131 or call toll free at 1-866-226-1792. No passcode is required. Please note that the conference call will also be webcast. To listen, please connect here: http://events.onlinebroadcasting.com/altagas/110707/index.php.

Shortly after the conclusion of the call a replay will be available by dialing (416) 695-5800 or 1-800-408-3053. The passcode for this replay is 3239032. The replay will expire at midnight (EST) on November 14, 2007. The webcast will be archived for one year.

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim Consolidated Financial Statements presented herein reports on a continuity of interests accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc. (ASI). This MD&A dated November 7, 2007 is a review of the results of operations and the liquidity and capital resources of the Trust for the three and nine months ended September 30, 2007 compared to the three and nine months ended September 30, 2006. It should be read in conjunction with the accompanying unaudited Consolidated Financial Statements and notes thereto of the Trust as at and for the three and nine months ended September 30, 2007 and with the audited Consolidated Financial Statements and MD&A contained in the Trust's annual report for the year ended December 31, 2006.

This MD&A contains forward looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership and AltaGas Pipeline Partnership, as well as PremStar Energy Canada Limited Partnership (PremStar) and ECNG Energy L.P. (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is derived from operating income earned from partnership interests held by AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1), from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

Consolidated Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**322.1**	317.9	**1,091.9**	995.2
Unrealized gains (losses) on risk management	**1.1**	-	**1.6**	-
Net revenue[1]	**88.2**	82.5	**247.6**	234.3
EBITDA[1]	**49.1**	45.1	**133.4**	128.6
EBITDA before unrealized gains (losses) on risk management[1]	**48.0**	45.1	**131.8**	128.6
Operating income[1]	**37.5**	33.7	**97.7**	94.6
Operating income before unrealized gains (losses) on risk management[1]	**36.4**	33.7	**96.1**	94.6
Net income	**31.4**	28.8	**77.0**	87.2
Net income before tax-adjusted unrealized gains (losses) on risk management[1]	**30.7**	28.8	**76.8**	87.2
Net income before SIFT tax[1]	**30.9**	28.8	**83.0**	87.2
Total assets	**1,162.5**	1,030.6	**1,162.5**	1,030.6
Total long-term liabilities	**354.2**	343.9	**354.2**	343.9
Net additions (reductions) to capital assets	**5.9**	23.5	**(8.0)**	54.0
Distributions declared[2]	**30.0**	28.1	**88.2**	82.1
Cash flows				
Cash from operations	**30.8**	40.8	**123.5**	110.3
Funds from operations[1]	**47.6**	43.2	**125.1**	119.9

	Three Months Ended September 30		Nine Months Ended September 30	
($ per unit)	**2007**	2006	**2007**	2006
EBITDA[1]	**0.85**	0.81	**2.33**	2.33
EBITDA before unrealized gains (losses) on risk management[1]	**0.83**	0.81	**2.30**	2.33
Net income	**0.54**	0.52	**1.35**	1.58
Net income before tax-adjusted unrealized gains (losses) on risk management[1]	**0.53**	0.52	**1.34**	1.58
Net income before SIFT tax[1]	**0.54**	0.52	**1.45**	1.58
Distributions declared[2]	**0.52**	0.505	**1.54**	1.485
Cash flows				
Cash from operations	**0.53**	0.73	**2.16**	2.00
Funds from operations[1]	**0.83**	0.78	**2.19**	2.17
Units outstanding - basic (millions)				
During the period[3]	**57.7**	55.7	**57.2**	55.2
End of period	**57.8**	55.9	**57.8**	55.9

(1) *Non-GAAP financial measure. See discussion in Non-GAAP Financial Measures section of this MD&A.*

(2) *Distributions declared of $0.175 per unit per month commencing in August 2007. From August 2006 to July 2007 distributions of $0.17 per unit per month were declared. From March 2006 to July 2006 distributions of $0.165 per unit per month were declared. In January 2006 distributions of $0.16 per unit per month were declared.*

(3) *Weighted average.*

CONSOLIDATED FINANCIAL REVIEW

Three Months Ended September 30

Net income for the three months ended September 30, 2007 was $31.4 million ($0.54 per unit) compared to $28.8 million ($0.52 per unit) for the same period in 2006. Net income was higher this quarter than the same quarter last year as a result of higher hedge prices and lower costs in the Power Generation segment, higher rates and a new facility in the Field Gathering and Processing (FG&P) segment and unrealized gains as a result of changes in the fair value of risk management contracts. These increases were partially offset by higher operating and administrative costs, lower throughput in the FG&P segment, higher income tax expense, a one-time write-off of costs related to the deferred Noel project, lower Alberta spot power prices and lower contributions from the Energy Services segment.

On a consolidated basis, net revenue for third quarter 2007 was $88.2 million compared to $82.5 million in the same quarter last year. Net revenue increased for third quarter 2007 due to higher hedge prices and lower costs in the Power Generation segment, increased rates, routine equalization adjustments and a new facility in FG&P, and the unrealized gain in the fair value of risk management contracts. The increases were partially offset by lower throughput in FG&P, lower revenues as a result of the sale of oil and gas assets in May 2007 and lower Alberta spot power prices.

In the Extraction and Transmission, Power Generation and Energy Services segments, net revenue which is defined in the Non-GAAP Financial Measures section of this MD&A, better reflects performance than does revenue as changes in the market price of natural gas and power affect both revenue and cost of goods sold.

Operating and administrative expense for third quarter 2007 was $39.1 million compared to $37.2 million in the same quarter last year. The increase was primarily due to a one-time $1.5 million charge related to costs specific to the deferred Noel project. The total cost of the Noel project incurred to date was $3.4 million of which $1.6 million is expected to be recovered.

Amortization expense for third quarter 2007 was $11.7 million compared to $11.4 million in the same quarter last year. The increase was a result of new and expanded FG&P facilities and increased ownership at one of the Empress extraction facilities, partially offset by the disposition of oil and natural gas production assets.

Interest expense for the third quarter 2007 was $2.9 million compared to $3.2 million in the same quarter last year. The decrease was due to lower average debt balances of $225.2 million compared to $271.1 million for the same period in 2006 as a result of repaying long-term debt with excess cash generated from operations. The average borrowing rate in third quarter 2007 was 5.3 percent compared to 4.8 percent in third quarter 2006.

Income tax expense for third quarter 2007 was $3.2 million compared to $1.7 million in the same quarter last year. The increase was due to higher taxable income and a tax impact on unrealized gains related to risk management assets and liabilities, partially offset by an adjustment of $0.5 million to future income tax liabilities as a result of the Specified Investment Flow-Through (SIFT) tax.

Nine Months Ended September 30

Net income for the nine months ended September 30, 2007 was $77.0 million ($1.35 per unit) compared to $87.2 million ($1.58 per unit) for the same period last year. Excluding the non-cash SIFT tax of $6.0 million recorded in the nine months ended September 30, 2007 and the non-cash tax benefit of $6.6 million recorded in second quarter 2006, net income was $83.0 million ($1.45 per unit) compared to $80.6 million ($1.46 per unit). Net income increased as a result of higher prices and lower costs in the Power Generation segment, new facilities, higher rates and product revenues in the FG&P segment, an unrealized gain on risk management contracts, a one-time gain from the sale of oil and natural gas production assets and lower interest expense. The increases in net income were partially offset by higher operating and administrative expenses, continued lower throughput in the FG&P segment, the expiration of the Genesee power

contract on March 31, 2006 which contributed $4.1 million to income in first quarter 2006, decreased earnings in the Energy Services segment, higher amortization expense, lower one-time take-or-pay contractual provisions in the FG&P segment and a one-time write-off of costs related to the deferred Noel project.

On a consolidated basis, net revenue in the first nine months of 2007 was $247.6 million compared to $234.3 million for the same period in 2006. The increase was due to higher power prices and lower costs in the Power Generation segment, new facilities, higher rates and product revenues in the FG&P segment and a one-time gain on the sale of oil and natural gas production assets. The increases were partially offset by the expiration of the Genesee power contract, lower throughput and lower one-time take-or-pay contractual provisions in the FG&P segment, a lower contribution from the oil and gas assets sold in May 2007 and decreased earnings in the Energy Services segment.

Operating and administrative expense for the nine months ended September 30, 2007 was $114.1 million compared to $105.7 million for the same period in 2006. The increase was due to additional costs related to new facilities, increased ownership at one of the extraction facilities, higher compensation costs and a one-time $1.5 million write-off of costs specific to the deferred Noel project.

Amortization expense for the first nine months of 2007 was $35.7 million compared to $34.0 million for the same period in 2006. The increase was primarily due to new and expanded facilities in the FG&P segment, partially offset by the sale of oil and natural gas production assets.

Interest expense for the nine months ended September 30, 2007 was $9.0 million compared to $9.9 million for the same period last year. The decrease was primarily due to a lower average debt balance of $240.4 million compared to $273.5 million for the same period in 2006 as a result of repaying long-term debt with excess cash generated from operations. The average borrowing rate in the first nine months of 2007 was 5.2 percent compared to 4.9 percent in the same period in 2006.

During third quarter 2007 AltaGas recalculated the estimate for the SIFT tax reported in second quarter. The recalculation resulted in a decrease in SIFT tax from $14.5 million to $6.5 million. The change resulted in an increase in net income for second quarter 2007 to $21.1 million ($0.37 per unit) from $13.1 million ($0.23 per unit) previously reported. Net income for the six months ended June 30, 2007 increased to $45.6 million ($0.80 per unit) from $37.6 million ($0.66 per unit) previously reported. The results reported for the nine months ended September 30, 2007 reflect the adjustment made to second quarter 2007 results.

Income tax expense for the nine months ended September 30, 2007 was $11.7 million compared to an income tax recovery of $2.5 million in the same period in 2006. The increase was due to the non-cash charge of $6.0 million to record future income tax liabilities for differences between the accounting and tax basis of AltaGas' assets and liabilities as a result of the SIFT tax, a $6.6 million non-cash tax benefit recorded in 2006 due to Alberta and federal income tax rate reductions, $1.4 million tax impact on unrealized gains related to risk management assets and liabilities and $0.8 million from higher taxable income. These increases were partially offset by a future income tax recovery of $0.6 million from the sale of oil and natural gas production assets.

Specified Investment Flow-Through Tax

On June 12, 2007 the SIFT tax included in Bill C-52 received Third Reading and on June 22, 2007 it received Royal Assent, creating a new 31.5 percent tax to be applied to distributions from certain income trusts and partnerships, including AltaGas, effective January 1, 2011. Prior to this legislation, AltaGas' future income tax liability reflected only those temporary differences in the Trust's subsidiaries that were subject to tax. While net income in the nine months ended September 30, 2007 was significantly reduced by this future income tax adjustment, the non-cash future income tax expense has no impact on current cash flows.

Management will continue to review and consider alternatives for the most efficient organizational structure for AltaGas

subject to the passage of the legislation and the provision of further guidance by the federal government. AltaGas' decision will be the one that best protects its unitholders.

NON-GAAP FINANCIAL MEASURES

This MD&A contains references to certain financial measures that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated consistent with previous disclosures.

Net Revenue		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2007**	2006	**2007**	2006
Net revenue		**88.2**	82.5	**247.6**	234.3
Add:	Cost of sales	**233.9**	235.4	**844.3**	760.9
Revenue (GAAP financial measure)		**322.1**	317.9	**1,091.9**	995.2

Net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, is a better reflection of performance than revenue, as changes in the market price of natural gas and power affect both revenue and cost of sales.

Operating Income		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2007**	2006	**2007**	2006
Operating income		**37.5**	33.7	**97.7**	94.6
Add (deduct):	Interest expense	**(2.9)**	(3.2)	**(9.0)**	(9.9)
	Income tax expense	**(3.2)**	(1.7)	**(11.7)**	2.5
Net income (GAAP financial measure)		**31.4**	28.8	**77.0**	87.2

Operating income is a measure of the Trust's profitability from its principal business activities prior to how these activities are financed or how the results are taxed. Operating income is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses and amortization.

Operating Income Before Unrealized Gains (Losses) on Risk Management		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2007**	2006	**2007**	2006
Operating income before unrealized gains (losses) on risk management		**36.4**	33.7	**96.1**	94.6
Add (deduct):	Unrealized gains (losses) on risk management	**1.1**	-	**1.6**	-
	Interest expense	**(2.9)**	(3.2)	**(9.0)**	(9.9)
	Income tax expense	**(3.2)**	(1.7)	**(11.7)**	2.5
Net income (GAAP financial measure)		**31.4**	28.8	**77.0**	87.2

Operating income before unrealized gains (losses) on risk management is a measure of the Trust's profitability from its principal business activities prior to accounting for how these activities are financed, how the results are taxed, and how the impact of gains (losses) from risk management activities affected operations. Operating income before unrealized gains (losses) on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains (losses) on risk management less operating and administrative expenses and amortization.

EBITDA		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2007**	2006	**2007**	2006
EBITDA		**49.1**	45.1	**133.4**	128.6
Add (deduct):	Amortization	**(11.6)**	(11.4)	**(35.7)**	(34.0)
	Interest expense	**(2.9)**	(3.2)	**(9.0)**	(9.9)
	Income tax expense	**(3.2)**	(1.7)	**(11.7)**	2.5
Net income (GAAP financial measure)		**31.4**	28.8	**77.0**	87.2

EBITDA is a measure of the Trust's operating profitability. EBITDA provides an indication of the results generated by the Trust's principal business activities prior to accounting for how these activities are financed, assets are amortized or how the results are taxed. EBITDA is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses.

EBITDA Before Unrealized Gains (Losses) on Risk Management		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2007**	2006	**2007**	2006
EBITDA before unrealized gains (losses) on risk management		**48.0**	45.1	**131.8**	128.6
Add (deduct):	Unrealized gains (losses) on risk management	**1.1**	-	**1.6**	-
	Amortization	**(11.6)**	(11.4)	**(35.7)**	(34.0)
	Interest expense	**(2.9)**	(3.2)	**(9.0)**	(9.9)
	Income tax expense	**(3.2)**	(1.7)	**(11.7)**	2.5
Net income (GAAP financial measure)		**31.4**	28.8	**77.0**	87.2

EBITDA before unrealized gains (losses) on risk management is a measure of the Trust's operating profitability. EBITDA before unrealized gains (losses) on risk management provides an indication of the results generated by the Trust's principal business activities prior to accounting for the impact of unrealized gains (losses) from risk management activities and how business activities are financed, assets are amortized or how the results are taxed. EBITDA before gains (losses) on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains (losses) on risk management less operating and administrative expenses.

Net Income Before Tax-Adjusted Unrealized Gains (Losses) on Risk Management		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2007**	2006	**2007**	2006
Net income before tax-adjusted unrealized gains (losses) on risk management		**30.7**	28.8	**76.8**	87.2
Add (deduct):	Unrealized gains (losses) on risk management	**1.1**	-	**1.6**	-
	Income tax expense on risk management	**(0.4)**	-	**(1.4)**	-
Net income (GAAP financial measure)		**31.4**	28.8	**77.0**	87.2

Net income before tax-adjusted unrealized gains (losses) on risk management is a better reflection of performance than net income, as changes related to risk management are based on estimates relating to commodity prices and foreign exchange rates over time.

Funds from Operations		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2007**	2006	**2007**	2006
Funds from operations		**47.6**	43.2	**125.1**	119.9
Add (deduct):	Net change in non-cash working capital	**(16.4)**	(2.4)	**(1.0)**	(9.6)
	Asset retirement obligations settled	**(0.4)**	-	(0.6)	-
Cash from operations (GAAP financial measure)		**30.8**	40.8	**123.5**	110.3

Funds from operations is used to assist management and investors in analyzing operating performance without regard to changes in the Trust's non-cash working capital in the period. Funds from operations as presented should not be viewed as an alternative to cash from operations, or other cash flow measures calculated in accordance with GAAP. Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash provided by operating activities before changes in non-cash working capital and expenditures incurred to settle asset retirement obligations.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2007**	2006	**2007**	2006
Field Gathering and Processing	**3.1**	7.4	**13.7**	18.4
Extraction and Transmission	**9.9**	10.4	**27.2**	28.1
Power Generation	**31.5**	24.1	**74.3**	65.4
Energy Services	**(0.2)**	1.6	**2.0**	2.5
Corporate	**(6.8)**	(9.8)	**(19.5)**	(19.8)
	37.5	33.7	**97.7**	94.6
Operating income before unrealized gains (losses) on risk management	**36.4**	33.7	**96.1**	94.6

FIELD GATHERING AND PROCESSING

The Field Gathering and Processing segment includes natural gas gathering pipelines and processing facilities, as well as AltaGas' investments in businesses ancillary to the field gathering and processing business.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**33.4**	34.7	**103.4**	102.7
Net revenue	**31.5**	32.3	**98.0**	95.2
Operating and administrative	**21.9**	19.0	**64.8**	59.5
Amortization	**6.5**	5.8	**19.5**	17.4
Operating income	**3.1**	7.4	**13.7**	18.4

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Capacity (Mmcf/d)[1]	**1,008**	1,021	**1,008**	1,021
Throughput (gross Mmcf/d)[2]	**510**	537	**532**	557
Capacity utilization (%)[2]	**51**	53	**53**	55
Average working interest (%)[1]	**92**	92	**92**	92

[1] *As at September 30.*

[2] *Average for the period.*

Three Months Ended September 30

Operating income in the FG&P segment in third quarter 2007 was $3.1 million compared to $7.4 million for the same quarter last year. Excluding the impact of the $1.9 million reversal recorded in second quarter 2006 for corporate costs previously charged to the segment, operating income decreased $2.4 million. $1.9 million of the decrease was due to lower throughput resulting mainly from natural declines and lower producer activity, as well as $0.5 million in one-time take-or-pay contractual provisions in the third quarter of 2006, $0.4 million of higher non-flowthrough operating and compensation costs and $0.5 million of higher amortization resulting from the expansion of existing facilities. These decreases were partially offset by $0.9 million as a result of recontracting at higher rates, routine equalization adjustments and the new Clear Hills facility.

Throughput in third quarter 2007 averaged 510 Mmcf/d compared to 537 Mmcf/d in third quarter 2006. The 5 percent decrease in throughput was primarily due to natural declines, lower producer activity and scheduled downtime. The impact of the scheduled downtime was approximately 1 percent or 5 Mmcf/d of total gross throughput, and had a negligible impact on operating income. In the North district, throughput decreased by 18 Mmcf/d due to natural declines, lower producer activity and scheduled downtime, partially offset by 8 Mmcf/d contributed by the new Clear Hills facility. The decline of 17 Mmcf/d in the South district was due to natural declines, lower producer activity and scheduled downtime. During the quarter, AltaGas' one-third interest in the Ikhil Joint Venture was sold as part of its divestiture plan for non-core production assets. The Ikhil Joint Venture delivered an average of approximately 1.5 Mmcf/d of sweet dry gas into an 8 Mmcf/d field processing facility. During the quarter, the 5 Mmcf/d Del Bonita facility was removed from service due to lack of success by area producers in finding significant reserves. The facility has been dismantled and the equipment has been redeployed.

Utilization reported in third quarter 2007 was 51 percent compared to 53 percent reported in the same quarter last year due to lower throughput as a result of natural declines and the slowdown in producer drilling.

Net revenue for the FG&P segment in third quarter 2007 was $31.5 million compared to $32.3 million for the same

period in 2006. The decrease was due to lower throughput as a result of natural declines and lower producer activity, as well as lower operating cost flowthrough revenue. The decrease was partially offset by $1.9 million from increased rates, routine equalization adjustments and revenue from the new Clear Hills facility. The prior year's net revenue included $0.5 million of one-time take-or-pay contractual provisions.

Operating and administrative expense for third quarter 2007 was $21.9 million compared to $19.0 million for the same period in 2006. Results for third quarter 2006 included a one-time reversal of $1.9 million of corporate costs which were previously charged to the operating segment. The $1.0 million increase was primarily due to additional operating costs at the new Clear Hills facility and higher compensation costs.

Amortization expense for the FG&P segment in third quarter 2007 was $6.5 million compared to $5.8 million for the same period last year due to new and expanded facilities.

Operating income as a percentage of net revenue in third quarter 2007 was 10 percent compared to 23 percent in the same quarter in 2006. The decrease in the third quarter was primarily due to lower throughput, a one-time reversal of corporate costs in 2006, higher amortization and higher operating expenses. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Nine Months Ended September 30

Operating income in the FG&P segment in the nine months ended September 30, 2007 was $13.7 million compared to $18.4 million for the same period last year. The decrease included $5.4 million due to lower throughput which was partially offset by $4.2 million of operating income from new facilities, increased rates and product revenues. Operating income also decreased as a result of $1.1 million in higher compensation costs, $1.0 million of amortization from maintenance capital and expanded facilities, and $1.5 million in lower one-time take-or-pay contractual provisions.

Throughput in the nine months ended September 30, 2007 averaged 532 Mmcf/d compared to 557 Mmcf/d for the same period in 2006. The 4 percent decrease was primarily due to natural declines and lower producer activity. The impact of these factors would have been more significant were it not for the throughput additions of 13 Mmcf/d contributed by AltaGas' new Clear Prairie, Clear Hills and Princess facilities. Of the 25 Mmcf/d throughput decrease, 14 Mmcf/d was attributable to the North district and the balance to the South district. In the North district, the Wabasca area experienced throughput declines of 10 Mmcf/d as a result of a less successful drilling program than the previous year. The decline in the South district was due to natural declines, partially offset by higher throughput from new wells at South Foothills.

Utilization for the nine months ended September 30 was 53 percent and 55 percent for 2007 and 2006 respectively. The decrease was due to lower throughput as a result of natural declines and the slowdown in producer drilling activity.

Net revenue for the nine months ended September 30, 2007 was $98.0 million compared to $95.2 million for the same period last year. The increase was due to $6.7 million of revenue generated from new facilities and $2.9 million from higher rates, and product revenues, partially offset by $5.4 million due to lower well tie-ins and natural declines. One-time take-or-pay contractual provisions of $1.5 million recorded in 2006 also contributed to the decrease in net revenue.

Operating and administrative expense for the nine months ended September 30, 2007 was $64.8 million compared to $59.5 million for the same period in 2006. The increase was mainly attributable to new facilities and $1.1 million of higher compensation costs.

Amortization expense for the FG&P segment for the nine months ended September 30, 2007 was $19.5 million compared to $17.4 million for the same period in 2006 due to new and expanded facilities.

Operating income as a percentage of net revenue in the nine months ended September 30, 2007 was 14 percent,

compared to 19 percent in the same period in 2006. The decrease was due to lower throughput, lower take-or-pay adjustments and additional compensation costs. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

FG&P Outlook

Operating income in the FG&P segment in 2007 is expected to be lower than 2006 due to continued lower throughput. However, the commissioning of the Acme facility in the fourth quarter is expected to partially offset the impact of lower throughput for the remainder of 2007. While results in the FG&P segment are expected to be lower this year compared to last, AltaGas is continuing to execute its strategy of converting contracts to flowthrough operating costs, raising processing fees and managing operating costs while continuing to provide high-quality service. In third quarter 2007 three of four major contracts at one of the larger facilities were amended to operating cost flowthrough for the majority of volumes. This amendment is expected to substantially increase the operating income at this facility. This ongoing strategy should continue to improve returns on invested capital in low throughput times while positioning AltaGas to capture upside when gas production activity increases. The majority of AltaGas facilities are also moveable, providing the opportunity to redeploy equipment to areas that are more active and productive.

In 2007 AltaGas expects to spend approximately $37 million of capital in addition to the Acme coal bed methane processing facility and associated gathering and sales lines.

AltaGas' previously announced Noel natural gas pipeline and Pouce Coupe processing facility expansion project was deferred due to uncertainty around installation costs and low gas prices. AltaGas continues to pursue the expansion of the Pouce Coupe facility to provide gas processing infrastructure in the area.

The new 10 Mmcf/d new gas processing facility and associated gathering and sales lines near Acme, Alberta will process coal bed methane and is expected to cost $13 million. The facility is expected to be in service in November 2007.

AltaGas sold its one-third interest in the Ikhil Joint Venture effective July 31, 2007. There was a negligible gain recorded on the sale. For the period October to December 2006, these assets contributed approximately $0.4 million to the operating income of the FG&P segment.

EXTRACTION AND TRANSMISSION

The Extraction and Transmission (E&T) segment consists of interests in four ethane and NGL extraction plants, one fractionation facility, five natural gas transmission systems and one condensate pipeline.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**32.7**	41.1	**103.6**	114.6
Net revenue	**17.0**	17.9	**48.1**	47.7
Operating and administrative	**5.0**	5.6	**14.8**	13.8
Amortization	**2.1**	1.9	**6.1**	5.8
Operating income	**9.9**	10.4	**27.2**	28.1

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Extraction inlet capacity (Mmcf/d)[1]	**554**	539	**554**	539
Extraction volumes (Bbls/d)[2]	**16,859**	19,880	**19,747**	19,421
Transmission volumes (Mmcf/d)[2][3]	**407**	388	**407**	396

(1) *As at September 30.*

(2) *Average for the period.*

(3) *Excludes condensate pipeline volumes.*

Three Months Ended September 30

Operating income in the E&T segment in third quarter 2007 was $9.9 million compared to $10.4 million for the same period in 2006. The decrease was primarily due to lower extraction volumes produced, as well as higher revenue deferral in the transmission business resulting from actual volumes transported being lower than contracted volumes on the Suffield transmission system. The average frac spread was $25.00/Bbl for the third quarter of 2007 and 2006. Partially offsetting the decrease in operating income in the segment were higher frac spread-exposed NGL volumes in the extraction business as a result of the increased ownership at one of the Empress facilities and the expansion of the Cold Lake transmission system.

Average ethane and NGL volumes in the extraction business were lower in third quarter 2007 compared to the same quarter last year mainly due to lower downstream natural gas demand and a scheduled 10-day turnaround at the Edmonton extraction plant, partially offset by increased volumes at the Empress facilities. Transmission volumes were up mainly due to higher volumes moved on the Suffield system.

Net revenue in third quarter 2007 was $17.0 million compared to $17.9 million in the same period in 2006. Net revenue in the quarter was down due to lower ethane volumes produced in the extraction business and higher revenue deferral in the transmission business. The decrease was partially offset by higher volumes exposed to frac spread, the increased ownership at one of the Empress facilities and the expansion of the Cold Lake transmission system.

Operating and administrative expense in third quarter 2007 was $5.0 million compared to $5.6 million for the same period in 2006. The decrease was mainly due to lower volumes processed through the Edmonton extraction plant, partially offset by increased costs at one of the Empress facilities due to the increased ownership.

Amortization expense in third quarter 2007 was $2.1 million compared to $1.9 million for the same period in 2006. The slight increase was due to the increased ownership at one of the Empress facilities and the enhanced ethane recovery project.

Operating income as a percentage of net revenue in third quarter 2007 and 2006 was 58 percent. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Nine Months Ended September 30

Operating income in the E&T segment for the nine months ended September 30, 2007 was $27.2 million compared to $28.1 million for the same period in 2006. Operating income decreased $0.8 million as a result of lower frac spreads and $0.7 million as a result of revenue deferral resulting from lower than contracted volumes transported on the Suffield transmission system. The decreases were partially offset by higher frac spread-exposed NGL volumes in the extraction business and the expansion of the Cold Lake transmission system, which began contributing to income in May 2007. Although frac spreads remained strong at $18.00/Bbl for the nine months ended September 30, 2007, they were lower than the historic high of $20.50/Bbl for the same period in 2006.

Average ethane and NGL volumes increased as a result of higher volumes processed through the Empress facilities. Transmission volumes were up mainly due to higher volumes transported on the Suffield system.

Net revenue in the nine months ended September 30, 2007 was $48.1 million, compared to $47.7 million for the same period in 2006. The increase was due to higher ethane and NGL volumes from additional gas supply arrangements, increased ownership at one of the Empress facilities, the expansion of the Cold Lake transmission system and higher operating cost recovery. These increases were partially offset by lower frac spreads and deferred revenue due to lower than contracted volumes on the Suffield system.

Operating and administrative expense for the nine months ended September 30, 2007 was $14.8 million compared to $13.8 million for the same period last year. The increase was due to the increased ownership at one of the Empress facilities and higher variable costs associated with increased utilization at the extraction facilities.

Amortization expense in the nine months ended September 30, 2007 was $6.1 million compared to $5.8 million for the same period in 2006. The increase was due to the increased ownership at one of the Empress facilities and the enhanced ethane recovery project.

Operating income as a percentage of net revenue in the nine months ended September 30, 2007 was 57 percent compared to 59 percent in the same period last year. The decrease was primarily due to lower frac spreads in the extraction business and higher operating cost recoveries, partially offset by higher extraction volumes. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

E&T Outlook

AltaGas expects results in the E&T segment in 2007 to be higher than 2006. Results for the remainder of 2007 are expected to be stronger than fourth quarter 2006 due to higher frac spreads, higher volumes exposed to frac spreads and lower revenue deferral in the transmission business. The enhanced ethane recovery project at the Edmonton extraction facility, completed in January 2007, increased ethane production capability by 800 Bbls/d. The full-year production impact of the enhanced ethane recovery project and increased ownership of one of the Empress facilities are both expected to contribute to increased earnings in 2007. The expansion of the Cold Lake transmission system is also expected to contribute to increased earnings in 2007. Based on projected volumes on the Suffield system, AltaGas expects to record revenue deferrals in 2007 similar to those recorded in 2006.

POWER GENERATION

The Power Generation segment comprises 378 MW of total power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B power purchase arrangements (PPA) and a capital lease for 25 MW of gas-fired power peaking capacity.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**51.7**	48.7	**136.7**	140.0
Net revenue	**33.9**	26.1	**81.3**	71.8
Operating and administrative	**0.5**	0.2	**1.4**	0.9
Amortization	**1.9**	1.8	**5.6**	5.5
Operating income	**31.5**	24.1	**74.3**	65.4

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Volume of power sold (GWh)	**673**	669	**1,988**	2,167
Average price received on the sale of power ($/MWh)(1)	**76.92**	72.88	**68.77**	64.60
Alberta Power Pool average spot price ($/MWh)(1)	**92.00**	94.87	**68.53**	68.36

(1) *Average for the period.*

Three Months Ended September 30

Operating income for the Power Generation segment in third quarter 2007 was $31.5 million compared to $24.1 million for the same quarter in 2006. Operating income increased by $7.4 million due to higher hedge prices, lower PPA costs mainly as a result of a favourable 30-day rolling average power price received during the Sundance scheduled outage and lower transmission costs. These increases were partially offset by lower average spot power prices and costs incurred to comply with Alberta's Specified Gas Emitters Regulation (SGER).

Net revenue in third quarter 2007 was $33.9 million compared to $26.1 million for the same period in 2006 due to $4.5 million from higher hedge prices, $4.3 million from lower PPA costs mainly as a result of a favourable 30-day rolling average power price received during the Sundance scheduled outage and $1.0 million from lower transmission costs. These increases were partially offset by lower revenue from unhedged sales of $1.3 million and costs incurred to comply with Alberta's SGER of $0.7 million.

Operating and administrative expense was $0.5 million in third quarter 2007 compared to $0.2 million for the same period in 2006. In March 2007 AltaGas began providing operating and maintenance services to the leased peaking plants. While this has not materially impacted operating income, it has resulted in slightly lower cost of sales offset by higher operating expenses.

Amortization expense of $1.9 million in third quarter 2007 was similar to $1.8 million in the same period in 2006.

Operating income as a percentage of net revenue in third quarter 2007 was 93 percent compared to 92 percent in the same period in 2006. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Nine Months Ended September 30

Operating income for the nine months ended September 30, 2007 was $74.3 million compared to $65.4 million for the same period in 2006. The increase was due to higher power prices received on both hedged and unhedged sales, as

well as lower PPA costs mainly as a result of a favourable 30-day rolling average power price received during the Sundance scheduled outage, and lower transmission costs. These increases were partially offset by the expiration of the Genesee contract in March 2006 and costs incurred to comply with Alberta's SGER.

The volume of power sold in the nine months ended September 30, 2007 was lower than the same period of 2006 primarily as a result of the Genesee contract expiration on March 31, 2006.

Net revenue for the nine months ended September 30, 2007 was $81.3 million compared to $71.8 million for the same period in 2006. The increase included $8.1 million due to higher power prices, $5.0 million due to lower PPA costs, mainly as a result of a favourable 30-day rolling average power price received during the Sundance scheduled outage, and lower transmission costs of $1.1 million. These increases were partially offset by the expiration of the Genesee contract which contributed $4.1 million and $0.7 million of costs incurred to comply with Alberta's SGER.

Operating and administrative expense of $1.4 million in the nine months ended September 30, 2007 was higher than the $0.9 million reported in the nine months ended September 30, 2006, primarily due to the operating and maintenance services AltaGas began providing to the leased peaking plants in March 2007.

Amortization expense of $5.6 million in the nine months ended September 30, 2007 was similar to $5.5 million in the same period in 2006.

Operating income as a percentage of net revenue was 91 percent in the nine months ended September 30, 2007 and 2006. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Power Generation Outlook

Operating income in the Power Generation segment is expected to be higher in 2007 than in 2006. The contribution from hedged power volumes is expected to be higher than in 2006 as a result of higher average hedge prices of approximately $66/MWh compared to $60/MWh. Consistent with AltaGas' hedge program, approximately two-thirds of the power available from the Sundance B PPAs has been hedged and the remaining one-third of power volumes is exposed to the spot price in Alberta. Current forward prices for the remainder of 2007 are slightly higher than what was realized in the nine months ended September 30, 2007 but below what was realized in the fourth quarter of 2006. As a result AltaGas expects spot prices for 2007 as a whole to average lower than in 2006. Operating income for the year is expected to be higher due to higher average hedge prices and lower costs. For 2008, AltaGas has hedged at prices that are significantly higher than 2007's $66/MWh.

On June 27, 2007 the Alberta government passed the Specified Gas Emitters Regulation which requires large final emitters to reduce greenhouse gas emissions by 12 percent beginning July 1, 2007. The regulation is expected to increase 2007 operating expenses by approximately $2.1 million (approximately $5.0 million annualized based on normal generation at Sundance). To the extent these costs can be recovered through higher power pool prices or by the reduction of emissions or by creating or acquiring offsets, the impact of the increased costs would be mitigated.

In first quarter 2007 AltaGas announced the acquisition of 14.4 MW of power generation capacity, increasing its gas-fired generation under operation by more than 55 percent to 39.4 MW. The new peaking generation will be installed at the Bantry and Parkland FG&P locations with access to natural gas supply and the electrical grid. The facilities are expected to be integrated into ongoing operations, with the Bantry location to be in service by the end of 2007 and the Parkland location to be in service by the end of first quarter 2008. Installation of the generating capacity is estimated to cost approximately $10 million upon completion and is expected to be accretive to net income and cash flow once operational.

AltaGas currently owns 100 percent interest in the Bear Mountain Wind Limited Partnership (BMWLP) and the Bear

Mountain wind park. AltaGas intends to finance the project, currently estimated at approximately $200 million, through its credit facilities and intends to include one or more third-party investors in the project, which will reduce ownership in the wind park to approximately 45 percent. The Bear Mountain wind park was recently optimized from 120 MW to approximately 100 MW and is underpinned by a 25-year electricity purchase agreement with BC Hydro. BMWLP continues to make progress toward finalizing its wind turbine purchase and service agreements with Enercon GmbH, a leading German manufacturer of gearless turbines. Construction is scheduled to begin in November 2007, with a planned in service date of late 2009. In late August the project obtained its Environmental Certificate from the BC Government, however the project continues to be subject to various approvals, which are anticipated to be received by late fall 2007.

ENERGY SERVICES

The Energy Services segment consists of two main businesses: an energy management business providing energy consulting and supply management services and arranging gas and power contracts for non-residential end-users; and a gas services business buying and reselling natural gas, transportation and storage. The segment included a small portfolio of oil and natural gas production assets which was sold effective May 31, 2007.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**211.1**	211.2	**795.3**	694.0
Net revenue	**3.9**	6.1	**16.9**	18.6
Operating and administrative	**3.5**	3.3	**12.1**	12.5
Amortization	**0.6**	1.2	**2.8**	3.6
Operating income (loss)	**(0.2)**	1.6	**2.0**	2.5

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Energy management service contracts[1]	**1,451**	1,342	**1,451**	1,342
Average volumes transacted (GJ/d)[2]	**342,143**	325,419	**372,931**	319,589

[1] *Active energy management service contracts at the end of the reporting period.*

[2] *Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments, and volumes sold in gas exchange transactions.*

Three Months Ended September 30

The operating loss in the Energy Services segment in third quarter 2007 was $0.2 million compared to operating income of $1.6 million for the same quarter in 2006. Operating income decreased as a result of a one-time reversal of $0.9 million of corporate costs in third quarter 2006 which were previously charged to the operating segment, lower contributions from the energy management business due to non-recurring earnings of $0.7 million and higher gas costs of $0.6 million to meet a natural gas supply contract. These reductions were partially offset by $0.3 million due to higher fixed-price commodity gas volumes and increased transportation revenue.

Net revenue in third quarter 2007 was $3.9 million compared to $6.1 million for the same period in 2006. Net revenue decreased as a result of lower operating revenue of $1.5 million from the oil and gas production assets which were sold in May 2007, $0.7 million of non-recurring earnings reported in third quarter 2006, and $0.6 million of higher gas costs to meet a natural gas supply contract. These reductions were partially offset by $0.5 million due to higher fixed-price commodity gas volumes and increased transportation revenues.

Operating and administrative expense in third quarter 2007 was $3.5 million compared to $3.3 million for the same quarter in 2006. The increase in third quarter 2007 was due to a one-time reversal of corporate costs of $0.9 million in third quarter 2006. This increase was partially offset by lower costs as a result of the sale of oil and natural gas production assets in May 2007.

Amortization expense in third quarter 2007 was $0.6 million compared to $1.2 million in the same quarter in 2006, primarily due to the sale of oil and natural gas production assets in May 2007.

Operating loss was $0.2 million in third quarter 2007 as compared to an operating income of $1.6 million, or 26 percent of net revenue, for the same period in 2006. The decrease was a result of lower contributions from the energy management business due to non-recurring earnings reported in 2006 and higher gas costs to meet a natural gas supply contract. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Nine Months Ended September 30

Operating income in the Energy Services segment in the nine months ended September 30, 2007 was $2.0 million compared to $2.5 million for the same period in 2006. The decrease was due to $2.2 million of non-recurring earnings reported in 2006 in the energy management business, higher gas costs of $1.1 million, and lower contributions of $0.6 million from the operations of the oil and natural gas production assets which were sold effective May 31, 2007. These decreases were partially offset by $1.9 million due to growth in electricity and gas services business and the one-time pre-tax gain of $1.5 million from the sale of oil and natural gas production assets.

Net revenue in the nine months ended September 30, 2007 was $16.9 million compared to $18.6 million in the same period in 2006. The decrease included a $2.6 million lower contribution due to lower volumes and prices related to the operation of the oil and gas production assets, $2.2 million related to non-recurring earnings in the energy management business, and $1.1 million due to higher gas costs to supply a natural gas contract. These decreases were partially offset by $1.9 million from higher fixed-price commodity gas sales volumes, the one-time pre-tax gain from the sale of oil and natural gas production assets of $1.5 million, and $0.8 million from higher transportation revenues and the expansion into the Ontario electricity market and growth in targeted sectors.

Operating and administrative expense the nine months ended September 30, 2007 was $12.1 million compared to $12.5 million for the same period in 2006. The decrease was primarily due to lower costs related to the operation of the oil and natural gas production assets ($1.1 million), partially offset by $0.8 million in higher administrative expenses to generate growth in gas sales volumes, transportation revenues and expansion into the electricity market.

Amortization expense in the nine months ended September 30, 2007 was $2.8 million compared to $3.6 million in the same period in 2006. The decrease was primarily due to the sale of the oil and natural gas production assets. Amortization expense related to oil and natural gas production assets was $1.2 million in the nine months ended September 30, 2007 compared to $2.2 million in the same period in 2006.

Operating income as a percentage of net revenue decreased to 12 percent in the nine months ended September 30, 2007 from 13 percent in the same period in 2006. Excluding the one-time gain, operating income as a percentage of net revenue was 3 percent in the nine months ended September 30, 2007. The decrease was the result of non-recurring earnings reported in 2006 in the energy management business, higher gas costs to meet a natural gas supply contract and lower contributions from the operation of the oil and natural gas production assets, partially offset by the one-time pre-tax gain of $1.5 million from the sale of oil and natural gas production assets, increased margins in the gas services business, and expansion into the electricity market. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Energy Services Outlook

AltaGas expects results in the Energy Services segment in 2007 to be lower than 2006 results. Non-recurring earnings realized in 2006 will continue to affect the energy management business through the balance of 2007, offsetting expected continued growth in the energy management business. This growth will be based on continued expansion into natural gas and electricity supply management and a focused national account strategy in specific targeted sectors.

Lower revenues resulting from higher gas costs related to a natural gas supply contract are expected to offset growth in the gas services business in 2007. The business is expected to grow as a result of locking in back-to-back buy and sell gas contracts which is expected to produce fixed margins for terms of up to five years. In addition, the gas services business is expected to have continued growth in its transportation business.

The Energy Services segment is an important element in increasing the value of assets in AltaGas' other segments. Energy Services works with the other segments to optimize AltaGas' assets and in this capacity is expected to contribute to earnings growth across AltaGas.

CORPORATE

The Corporate segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity, return on capital and operating income as a percentage of net revenue without the impact of the volatility in commodity prices and foreign exchange rates. Management monitors the impact of mark-to-market accounting as part of the consolidated entity as risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on net income is reported and monitored in the Corporate segment.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue[1]	**0.8**	0.5	**3.5**	2.8
Net revenue	**2.0**	0.5	**5.1**	2.8
Operating and administrative	**8.2**	9.7	**22.8**	20.8
Amortization	**0.6**	0.6	**1.8**	1.8
Operating loss	**(6.8)**	(9.8)	**(19.5)**	(19.8)
Operating loss before unrealized gains (losses) on risk management	**(7.9)**	(9.8)	**(21.1)**	(19.8)

[1] *Excludes unrealized gains (losses) on risk management.*

Three Months Ended September 30

The operating loss before unrealized gains on risk management for third quarter 2007 was $7.9 million compared to $9.8 million for the same period in 2006. The decrease was due to lower operating and administrative costs due to an adjustment of $3.0 million in third quarter 2006 related to corporate costs previously charged to the operating segments in first half 2006 and an increase of $0.3 million in interest and equity income. These decreases were partially offset by a one-time $1.5 million write-off of costs related to the deferred Noel project.

Revenue in third quarter 2007 was $0.8 million compared to $0.5 million for the same period in 2006 due to higher interest and equity income.

Effective January 1, 2007 AltaGas adopted accounting standards that require the fair value of all financial instruments to be reflected on the financial statements. On adoption, January 1, 2007, AltaGas recorded financial instrument related assets and liabilities of $107.8 million and $110.6 million respectively. The net impact to accumulated earnings and to

other comprehensive income on January 1, 2007 was $0.2 million and $2.6 million respectively. In third quarter 2007, AltaGas recorded a $1.1 million unrealized gain related to risk management contracts and back-to-back commodity purchases and sales.

Operating and administrative expense for third quarter 2007 was $8.2 million compared to $9.7 million for the same period last year. The decrease was attributable to lower administrative costs due to a $3.0 million adjustment in third quarter 2006 related to corporate costs previously charged to the operating segments in first half 2006, partially offset by a one-time $1.5 million write-off of costs related to the deferred Noel project. Total costs of the Noel project were $3.4 million, of which $1.6 million are recoverable.

Amortization expense for third quarter 2007 was consistent with the same period last year.

Nine Months Ended September 30

The operating loss before unrealized gains on risk management for the nine months ended September 30, 2007 was $21.1 million compared to $19.8 million for the same period in 2006. The increased loss was primarily due to $1.5 million in higher compensation costs and a one-time write-off of $1.5 million in costs related to the Noel project deferral. These increases were partially offset by $1.5 million in lower general corporate overhead and a one-time gain of $0.4 million on the unwinding of interest rate swaps as a result of the issuance of $100 million of medium-term notes (MTNs) in January 2007. Effective second quarter 2007 AltaGas reduced its influence over Taylor NGL Limited Partnership (Taylor) and commenced accounting for its interest in Taylor using the cost method. The effect of the change in the accounting method on the operating loss in the nine months ended September 30, 2007 was negligible.

Revenue in the nine months ended September 30, 2007 was $3.5 million compared to $2.8 million for the same period in 2006 primarily due to the gain recorded as a result of unwinding interest rate swaps in first quarter 2007 of $0.4 million and to $0.3 million from higher interest revenue.

Effective January 1, 2007 AltaGas adopted accounting standards that require the fair value of all financial instruments to be reflected on the financial statements. For the nine months ended September 30, 2007, AltaGas recorded a $1.6 million unrealized gain related to risk management contracts and back-to-back commodity purchases and sales.

Operating and administrative expense for the nine months ended September 30, 2007 was $22.8 million compared to $20.8 million for the same period last year. The increase was primarily related to $2.0 million in higher compensation costs and a write-off of costs related to the Noel project of $1.5 million, partially offset by lower general corporate overhead.

Amortization expense for the nine months ended September 30, 2007 was consistent with the same period last year.

Corporate Outlook

The operating loss in the Corporate segment is expected to be slightly higher than in 2006. Revenues from the investments in Taylor and AltaGas Utility Group Inc. (Utility Group) are expected to stay relatively flat and AltaGas expects lower operating and administrative expense due to lower ongoing costs to meet certification requirements mandated by the Canadian Securities Administrators. The lower costs of meeting certification requirements are expected to be more than offset by higher compensation costs.

The effects of financial instruments are based on estimates relating to commodity prices and foreign exchange rates over time. The actual amounts will vary based on these factors. Consequently, management is unable to predict the impact of financial instruments. However the impact of the accounting standards is expected to be relatively low as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During third quarter 2007 AltaGas increased its capital assets, long-term investments and other assets by $12.3 million compared to $25.1 million in third quarter 2006. The increase was due to acquiring an additional $20.3 million in capital assets and $1.1 million increase in the fair value of assets available for sale, partially offset by the special distribution of AltaGas Utility Group Inc. common shares valued at $4.2 million, $2.7 million collected on a note receivable and the elimination of $2.3 million in loans advanced to the Bear Mountain Wind Limited Partnership (BMWLP) as a result of AltaGas acquiring all the outstanding partnership units in BMWLP. During third quarter 2007 AltaGas disposed of $14.4 million in original cost of assets due mainly to the sale of its interest in the Ikhil Joint Venture. The gain on sale was negligible.

During the nine months ended September 30, 2007 AltaGas increased its capital assets by $53.7 million compared to $58.8 million in the same period in 2006. The increase was mainly due to the acquisition of capital assets of $38.2 million, a $12.7 million increase as a result of the increase in the fair value of assets available for sale and a promissory note of $9.2 million recorded in long-term investments. These increases were partially offset by the special distribution of Utility Group common shares valued at $4.2 million and the elimination of $2.3 million in loans advanced to BMWLP. The $46.2 million of disposals included the $30.2 million disposition of the original cost of the oil and natural gas production assets in Energy Services and the original cost of the $14.4 million interest in the Ikhil Joint Venture.

Net Invested Capital - Investment Type

Three Months Ended September 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	**5.6**	**0.8**	**5.4**	**8.0**	**0.5**	**20.3**
Long-term investments and other assets	**-**	**-**	**(1.0)**	**-**	**(7.0)**	**(8.0)**
	5.6	**0.8**	**4.4**	**8.0**	**(6.5)**	**12.3**
Disposals:						
Capital assets	**(14.3)**	**(0.1)**	**-**	**-**	**-**	**(14.4)**
Net invested capital	**(8.7)**	**0.7**	**4.4**	**8.0**	**(6.5)**	**(2.1)**

Net Invested Capital - Investment Type

Nine Months Ended September 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	**13.8**	**4.8**	**9.3**	**8.7**	**1.6**	**38.2**
Long-term investments and other assets	**-**	**-**	**(0.5)**	**-**	**16.0**	**15.5**
	13.8	**4.8**	**8.8**	**8.7**	**17.6**	**53.7**
Disposals:						
Capital assets	**(15.6)**	**(0.4)**	**-**	**(30.2)**	**-**	**(46.2)**
Net invested capital	**(1.8)**	**4.4**	**8.8**	**(21.5)**	**17.6**	**7.5**

Net Invested Capital - Investment Type

Three Months Ended September 30, 2006

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	23.3	0.6	(1.3)	-	0.9	23.5
Long-term investments and other assets	-	-	2.1	-	(0.5)	1.6
	23.3	0.6	0.8	-	0.4	25.1
Disposals:						
Capital assets	-	-	-	-	-	-
Net invested capital	23.3	0.6	0.8	-	0.4	25.1

Net Invested Capital - Investment Type

Nine Months Ended September 30, 2006

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	51.4	1.4	-	0.4	1.3	54.5
Long-term investments and other assets	-	-	4.2	-	0.1	4.3
	51.4	1.4	4.2	0.4	1.4	58.8
Disposals:						
Capital assets	(0.5)	-	-	-	-	(0.5)
Net invested capital	50.9	1.4	4.2	0.4	1.4	58.3

The Trust categorizes its invested capital into maintenance, growth and administration.

Maintenance capital projects totaling $2.1 million in third quarter 2007 (third quarter 2006 - $0.8 million) were undertaken in the FG&P and E&T segments. Of the $11.8 million in growth capital spent in third quarter 2007 (third quarter 2006 - $23.2 million), $7.8 million was due to the Sarnia Airport Pool Storage project in the Energy Services segment, $2.7 million was due to the purchase of Bear Mountain Wind Limited Partnership assets in the Power Generation segment, and $3.7 million was due to growth in the FG&P segment, mainly for the new Acme coal bed methane processing facility. This growth was partially offset by the $4.2 million special distribution of Utility Group shares to AltaGas unitholders. AltaGas now holds 19.6 percent of the common shares of AltaGas Utility Group Inc. Administrative invested capital increased by $1.1 million as a result of the increase in the fair value of assets available for sale and $1.0 million due to expenditures for computer hardware and software. These increases were more than offset by a $2.7 million payment on a promissory note, resulting in administrative capital of negative $1.6 million in the quarter, compared to $1.1 million of administrative capital spent in third quarter 2006.

Maintenance capital projects totaling $5.4 million in the nine months ended September 30, 2007 ($4.0 million in the same period 2006) were undertaken primarily in the FG&P segment. Of the $24.6 million spent on growth capital in the first nine months of 2007, $7.8 million was due to the Sarnia Airport Pool Storage project in the Energy Services segment, $4.0 million was due to new peaking generation equipment in the Power Generation segment, $3.6 million was due to the new Acme CBM processing facility, $3.6 million was due to the purchase of BMWLP assets and $3.1 million was for the expansion of existing facilities in the FG&P segment. These increases in growth capital were partially offset by a $4.2 million special distribution of Utility Group shares to Trust unitholders. Administrative capital increased by $23.7 million due to a $12.5 million increase in the fair value of assets available for sale, $9.2 million due to a promissory note received from the sale of oil and natural gas production assets and an additional $2.1 million due to expenditures on computer hardware and software.

Invested Capital - Use — Three Months Ended September 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	**1.4**	**0.7**	-	-	-	**2.1**
Growth	**3.7**	**(0.1)**	**4.4**	**8.0**	**(4.2)**	**11.8**
Administrative	**0.5**	-	-	-	**(2.1)**	**(1.6)**
Invested capital	**5.6**	**0.6**	**4.4**	**8.0**	**(6.3)**	**12.3**

Invested Capital - Use — Nine Months Ended September 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	**4.0**	**1.4**	-	-	-	**5.4**
Growth	**8.9**	**3.4**	**8.8**	**8.1**	**(4.6)**	**24.6**
Administrative	**0.9**	-	-	**0.6**	**22.2**	**23.7**
Invested capital	**13.8**	**4.8**	**8.8**	**8.7**	**17.6**	**53.7**

Invested Capital - Use — Three Months Ended September 30, 2006

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	0.7	0.1	-	-	-	0.8
Growth	22.5	0.4	0.8	-	(0.5)	23.2
Administrative	0.1	0.1	-	-	0.9	1.1
Invested capital	23.3	0.6	0.8	-	0.4	25.1

Invested Capital - Use — Nine Months Ended September 30, 2006

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	3.3	0.6	-	0.1	-	4.0
Growth	48.0	0.6	4.2	0.2	(0.6)	52.4
Administrative	0.1	0.1	-	0.2	2.0	2.4
Invested capital	51.4	1.3	4.2	0.5	1.4	58.8

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates, particularly in the Power Generation segment and with respect to interest rates on debt. During the three-month period ended September 30, 2007 the Trust had positions in the following types of derivatives:

- Commodity forward contracts: The Trust executes gas, power, and other commodity forward contracts to manage its asset portfolio and lock in margin from back-to-back purchase and sale agreements. In a forward contract, one party agrees to deliver a specified amount of an underlying asset to the other party at a future date at a specified price. The Energy Services segment transacts primarily on this basis.

- Commodity swap contracts: The Trust executes fixed for floating power price swaps to manage its power asset portfolio and NGL frac spreads. A fixed for floating price swap is an agreement between two counterparties to exchange a fixed price for a floating price. The Power Generation segment's results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. Alberta Power Pool settles power prices on an hourly basis and whereas prices ranged from $6.95/MWh to $999.99/MWh in third quarter 2007, the average spot price for the quarter was $92.00/MWh. AltaGas moderated the impact of this volatility on its business through the use of financial hedges on a portion of its power portfolio that management deemed optimal. The average price received for power by the Trust in third quarter 2007 was $76.92/MWh.

- Interest rate forward contracts: The Trust enters into interest rate swaps under which cash flows of a fixed rate are exchanged for those of a floating rate. At September 30, 2007 the Trust had interest rates fixed through swap transactions with varying terms to maturity on drawn bank debt of $15.0 million. Including AltaGas' MTNs and capital leases, the rate has been fixed on almost 100 percent of AltaGas' debt.

- Foreign exchange forward contracts: Foreign exchange exposure created by transacting commercial arrangements in foreign currency is managed through the use of foreign exchange forward contracts where a fixed rate is locked in against a floating rate. The Trust's foreign exchange risk was not material at September 30, 2007.

LIQUIDITY AND CAPITAL RESOURCES

The Trust historically has used debt and equity financing to the extent that funds from operations and proceeds from the Distribution Reinvestment Plan (DRIP) were insufficient to fund distributions, capital expenditures, acquisitions and working capital changes from financing and investing activities. Should larger acquisitions require financing beyond existing sources, management is confident that equity and debt capital markets could be accessed to provide additional financing.

At this time AltaGas does not reasonably expect any currently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash, except that cash from operations may be impacted by the proposed tax on the taxable component of the Trust's distribution effective in the 2011 taxation year.

Cash Flows	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2007**	2006	**2007**	2006
Cash from operations	**30.8**	40.8	**123.5**	110.3
Investing activities	**(8.9)**	(24.6)	**(35.9)**	(70.6)
Financing activities	**(21.8)**	(15.0)	**(88.5)**	(39.3)
Change in cash	**0.1**	1.2	**(0.9)**	0.4

Cash from Operations

Cash from operations reported on the Consolidated Statements of Cash Flows decreased by 25 percent to $30.8 million in third quarter 2007 from $40.8 million in the same period 2006. Although funds from operations increased in third quarter 2007 ($47.6 million) compared to the same period in 2006 ($43.2 million), the increase was more than offset by a lower change in non-cash working capital resulting from the timing of cash flow and commodity pricing. Cash from operations increased by 12 percent to $123.5 million in the nine months ended September 30, 2007 from $110.3 million in the same period last year. (See Non-GAAP Financial Measures section of this MD&A for description of funds from operations.)

Working capital was $29.3 million at the end of third quarter 2007 compared to $23.7 million at December 31, 2006. The working capital ratio remained the same at 1.1 for the end of third quarter 2007 and at December 31, 2006.

Working Capital ($ millions)	September 30 2007	December 31 2006
Current assets	**275.4**	263.4
Current liabilities	**246.1**	239.7
Working capital	**29.3**	23.7
Current ratio	**1.1**	1.1

Investing Activities

Cash used for investing activities in third quarter 2007 was $8.9 million compared to $24.6 million in the same period in 2006. The decrease in cash used for investing activities was due to lower acquisitions of capital assets as well as higher proceeds on disposition of assets in third quarter 2007 compared to the same period last year. Cash used in investing activities for the nine months ended September 30, 2007 was $35.9 million compared to $70.6 million in the same period of 2006. The decrease was due to a lower amount of cash used to acquire capital assets, as well as higher proceeds on disposition of non-core assets. A description of the acquisitions and investments comprising these amounts is in the Invested Capital section of this MD&A.

Financing Activities

Cash used for financing activities in third quarter 2007 was $21.8 million compared to $15.0 million in the same period in 2006. The increase was due to higher distributions paid to unitholders, a reduction to long-term debt and lower equity issuances, partially offset by an increase in short-term debt. For the nine months ended September 30, 2007 cash used for financing activities was $88.5 million compared to $39.3 million in the same period in 2006. The increase was primarily due to a reduction of long-term debt and an increase in distributions. The reduction in long-term debt in 2007 was primarily a result of higher cash from operations and lower cash used in investing activities.

Capital Resources

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business segments. At September 30, 2007 AltaGas had total debt outstanding of $229.1 million, down from $265.5 million as at December 31, 2006. At September 30, 2007 the Trust had $200.0 million in MTNs outstanding and had access to prime loans, bankers' acceptances and letters of credit through bank lines totaling $425.0 million. At September 30, 2007 the Trust had drawn bank debt of $17.9 million and letters of credit outstanding of $71.0 million.

In third quarter 2007 AltaGas renewed its credit facility, added an accordion feature of $75.0 million and extended the maturity date to September 30, 2010.

All of the borrowing facilities have financial tests and other covenants customary for these types of facilities, which must be met at each quarter end. AltaGas has been in compliance with these covenants each quarter since the establishment of the facilities.

AltaGas' target debt-to-total capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio at September 30, 2007 was 29.0 percent, down from 33.4 percent at December 31, 2006. The Trust's earnings interest coverage for the rolling 12 months ended September 30, 2007 was 10.52 times.

The Dominion Bond Rating Service (DBRS) rates AltaGas Income Trust and the MTNs issued by AltaGas Income Trust at BBB (low) with a positive trend. Standards & Poor's (S&P) rates the Trust's long-term corporate credit at BBB- with a stable outlook, and the senior unsecured debt at BBB-. The Trust has a stability rating of SR-3 from S&P and STA-3 (middle) from DBRS.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities

and are indicators of the likelihood of payments and of the capacity and willingness of an entity to meet its financial commitment on an obligation in accordance with the terms of an obligation. Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of the Trust's distribution stream when compared to other rated Canadian income trusts.

CONTRACTUAL OBLIGATIONS

There have been no material changes to AltaGas' contractual obligations from those included in the MD&A included in the Trust's 2006 Annual Report, except for the issue of $100 million senior unsecured MTNs on January 19, 2007. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012. The proceeds from the MTN issue were used to pay down bank indebtedness and for general corporate purposes.

RELATED PARTIES

In third quarter 2007 the Trust sold $5.3 million of natural gas and provided $0.2 million of operating services to Utility Group and paid management fees of $0.1 million and transportation costs of $0.1 million to Utility Group. The Trust also received management fees of $7,500 from Utility Group for administrative services. In addition, the Trust sold its one-third interest in the Ikhil Joint Venture to Utility Group for $9.0 million. The gain on the sale was negligible.

The Trust pays rent under a lease for office space and equipment to 2013761 Ontario Inc., which is owned by an employee. Payments of $21,171 were made in third quarter 2007 (third quarter 2006 - $20,773). The five-year lease expires at the end of 2007 and has been renewed by AltaGas for an additional year. (See note 13 of the interim Consolidated Financial Statements.)

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENT QUARTERS

($ millions)	**Q3-07**	Q2-07	Q1-07	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05
Net revenue[(1)]	**88.2**	80.1	79.3	84.6	82.5	72.8	79.1	78.7
Operating income[(1)]	**37.5**	31.2	29.0	32.0	33.7	26.0	35.0	29.0
Net income	**31.4**	21.1	24.6	27.3	28.8	29.9	28.6	26.4

($ per unit)	**Q3-07**	Q2-07	Q1-07	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05
Net income								
Basic	**0.54**	0.37	0.43	0.49	0.52	0.54	0.52	0.48
Diluted	**0.54**	0.37	0.43	0.49	0.52	0.54	0.52	0.48
Distributions declared[(2)(3)]	**0.52**	0.51	0.51	0.51	0.505	0.495	0.485	0.48

(1) *Non-GAAP financial measure. See Non-GAAP Financial Measures in this MD&A.*

(2) *Excludes share distribution as a result of the spin-out of the NGD segment. The Trust issued one common share of Utility Group (valued at $7.50 per share) for every 13.9592 trust units held on November 14, 2005, providing additional value of $0.54 per unit.*

(3) *Excludes the special distribution issuance of one common share of Utility Group for every 100 trust units held on August 27, 2007, valued at $0.07 per unit.*

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth, acquisitions, a favourable business environment including generally increasing power prices in Alberta, seasonality in the natural gas distribution (NGD) business up to the time of its spin-out in November 2005, and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- Results in fourth quarter 2005 were impacted by the spin-out of the NGD segment, the net after-tax impact of which was $0.1 million. In addition, operating income was approximately $2.0 million lower due to owning 100 percent of the NGD segment for only six weeks in the quarter and a $1.6 million tax recovery due to an adjustment to future tax balances. Results were also impacted by higher prices received for power sold and lower interest expense;

- Results in the FG&P segment are typically lower in the first quarter compared to the fourth quarter;
- In second quarter 2006 a $6.6 million non-cash future income tax benefit was recorded as a result of a reduction in the federal and Alberta corporate income tax rates;
- In fourth quarter 2006 the Trust reported a $0.6 million goodwill impairment and deferred $0.8 million in revenue in the transmission business; and
- In second quarter 2007 the Trust recorded a $6.5 million future tax expense as a result of new tax legislation included in Bill C-52 which was substantially enacted by the Government of Canada. This non-cash charge to earnings relates to the temporary differences between the accounting and tax basis of AltaGas' assets and liabilities.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI security holders exchanged their shares in ASI for Trust units and eligible security holders also received exchangeable units that are exchangeable into Trust units on a one-for-one basis. The exchangeable units are not listed for trading on an exchange.

Units Outstanding

At September 30, 2007 the Trust had 55,786,541 trust units and 2,040,856 exchangeable units outstanding and a market capitalization of $1.5 billion based on a closing trading price on September 28, 2007 of $26.62 per trust unit. At September 30, 2007 there were 1,032,275 options outstanding and 289,300 options exercisable under the terms of the unit option plan.

DISTRIBUTIONS

AltaGas distributions are determined giving consideration to the ongoing sustainable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust. AltaGas has been able to sustain its distributions through cash from operations. In the nine months ended September 30, 2007 the Trust distributed cash of $87.7 million and had cash from operations of $123.5 million (same period 2006 - $81.4 million and $110.3 million respectively). In third quarter 2007 the Trust declared distributions of $30.0 million compared to $28.1 million in third quarter 2006.

The Trust suspended the Premium portion of the DRIP effective with the August 2007 distribution. The regular component of the DRIP will remain in effect and will continue to support AltaGas' financing strategy. In the future, as conditions warrant, the Trust may consider reinstating the PDRIP based on AltaGas' capital requirements and desire to maintain an efficient capital structure. While the PDRIP component of the Plan is suspended, PDRIP participants will continue to receive regular cash distributions. For further information on the DRIP please visit AltaGas' website at www.altagas.ca.

AltaGas announced that the Board of Directors of AltaGas General Partner Inc., delegate of the Trustee, increased its monthly cash distribution to $0.175 per unit ($2.10 per unit annualized) from $0.17 per unit ($2.04 per unit annualized) payable on September 17, 2007 to unitholders of record on August 27, 2007. This was AltaGas' fourth distribution increase since converting to a trust in May 2004. AltaGas' total distributions declared in third quarter 2007 were $0.52 per unit.

In addition, a special distribution of one Utility Group common share for every 100 trust units and exchangeable units of AltaGas held on August 27, 2007 was made on September 17, 2007. The Trust distributed 577,416 shares valued at $4.2 million.

The following table summarizes AltaGas' distribution declaration history since 2005:

Distributions

($ per unit)	2007	2006	2005
First quarter	**0.51**	0.485	0.45
Second quarter	**0.51**	0.495	0.45
Third quarter	**0.52**	0.505	0.47
Fourth quarter	-	0.510	0.48
Distribution of shares[1]	**0.07**	-	0.54
	1.61	1.995	2.39

[1] On September 17, 2007, one share of Utility Group was issued for every 100 trust units and exchangeable units held on August 27, 2007. On November 17, 2005, one share of Utility Group was issued for every 13.9592 Trust units held on November 14, 2005.

CHANGES IN ACCOUNTING POLICIES

2007 Changes

Effective January 1, 2007 AltaGas adopted the revised Canadian Institute of Chartered Accountants (CICA) Handbook Section 1506. This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of this standard did not have a material impact on the consolidated financial statements.

Financial Instruments

Effective January 1, 2007 the Trust prospectively adopted the CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments - Disclosure and Presentation. The impacts of adopting the new standards are reflected in the Trust's current quarter results, and prior year comparative financial statements have not been restated. While the new rules resulted in changes to how the Trust accounts for its financial instruments, there were no material impacts on the Trust's current quarter financial results. For a description of the new accounting rules and the impact on the Trust's financial statements of adopting such rules, see note 2 to the interim Consolidated Financial Statements for the three and nine months ended September 30, 2007.

Future Accounting Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Section 1535 Capital Disclosures requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital. This new section is effective for the Trust beginning January 1, 2008.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 and 3863 will replace Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These new sections are effective for the Trust beginning January 1, 2008.

International Financial Reporting Standards (IFRS)

In 2006 the Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements in Canada. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transition period. While AltaGas has begun assessing the adoption of IFRS for 2011, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

SIGNIFICANT ACCOUNTING POLICIES

AltaGas' significant accounting policies remain unchanged from December 31, 2006 except as disclosed in the notes to the interim Consolidated Financial Statements for the three and nine months ended September 30, 2007. For further information regarding these policies refer to the notes to the audited Consolidated Financial Statements in AltaGas' 2006 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's interim Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are described in the notes to the interim Consolidated Financial Statements for the three and nine months ended September 30, 2007 and in the notes to the 2006 audited Consolidated Financial Statements included in the Trust's 2006 Annual Report. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates are risk management assets and liabilities, amortization expense, asset retirement obligations, asset impairment assessment and future tax liability. For a full discussion of these accounting estimates, refer to the MD&A in AltaGas' 2006 Annual Report and the notes to the interim Consolidated Financial Statements for the three and nine months ended September 30, 2007.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

DISCLOSURE CONTROLS AND PROCEDURES

The Trust maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under applicable securities legislation is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Trust is responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be designed effectively can provide only reasonable assurance with respect to financial statement preparation and presentation. During third quarter 2007 there were no material changes to the Trust's internal controls over financial reporting.

Consolidated Balance Sheets
(unaudited)

($ thousands)	September 30 2007	December 31 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 12,313	$ 13,226
Accounts receivable	162,561	224,533
Inventory	111	61
Customer deposits	25,824	16,304
Risk management *(note 5)*	69,848	-
Other	4,723	9,277
	275,380	263,401
Capital assets	661,789	677,941
Energy service arrangements, contracts and relationships	97,619	103,330
Goodwill	18,260	18,260
Risk management *(note 5)*	47,306	-
Long-term investments and other assets	62,122	46,643
	$ 1,162,476	$ 1,109,575
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 124,513	$ 200,882
Distributions payable to unitholders	10,120	9,588
Short-term debt	2,865	-
Current portion of long-term debt	1,213	1,147
Customer deposits	25,824	16,304
Deferred revenue	1,483	788
Risk management *(note 5)*	72,461	-
Other	7,659	10,982
	246,138	239,691
Long-term debt	225,000	264,340
Asset retirement obligations	20,322	23,350
Future income taxes *(notes 4 and 6)*	60,332	51,252
Risk management *(note 5)*	45,841	-
Other long-term liabilities	2,692	1,526
	600,325	580,159
Unitholders' equity *(notes 7 and 8)*	562,151	529,416
	$ 1,162,476	$ 1,109,575

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

($ thousands except per unit amounts and number of units)	Three months ended September 30 2007	Three months ended September 30 2006	Nine months ended September 30 2007	Nine months ended September 30 2006
REVENUE				
Operating	**$ 320,165**	$ 317,313	**$ 1,086,841**	$ 992,451
Unrealized gains on risk management	**1,142**	-	**1,617**	-
Other	**762**	545	**3,454**	2,767
	322,069	317,858	**1,091,912**	995,218
EXPENSES				
Cost of sales	**233,896**	235,414	**844,351**	760,855
Operating and administrative	**39,073**	37,237	**114,148**	105,723
Amortization	**11,650**	11,439	**35,696**	33,978
	284,619	284,090	**994,195**	900,556
Operating income	**37,450**	33,768	**97,717**	94,662
Interest expense				
Short-term debt	**121**	62	**269**	292
Long-term debt	**2,734**	3,207	**8,710**	9,643
Income before income taxes	**34,595**	30,499	**88,738**	84,727
Income tax expense (recovery) *(note 4)*	**3,237**	1,728	**11,747**	(2,508)
Net income	**31,358**	28,771	**76,991**	87,235
Accumulated earnings, beginning of period	**447,251**	345,571	**401,618**	287,107
Accumulated earnings, end of period	**$ 478,609**	$ 374,342	**$ 478,609**	$ 374,342
Net income per unit *(notes 4 and 8)*				
Basic	**$ 0.54**	$ 0.52	**$ 1.35**	$ 1.58
Diluted	**$ 0.54**	$ 0.52	**$ 1.35**	$ 1.58
Weighted average number of units outstanding (thousands) *(note 8)*				
Basic	**57,692**	55,661	**57,188**	55,229
Diluted	**57,744**	55,775	**57,227**	55,329

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

($ thousands)	Three months ended September 30 2007	Nine months ended September 30 2007
Net income *(note 4)*	$ 31,358	$ 76,991
Other comprehensive income, net of tax *(note 5)*		
Unrealized net gains on available for sale financial assets	889	11,288
Unrealized net gains on derivatives designated as cash flow hedges	5,688	1,602
Reclassification to net income of net loss on derivatives designated as cash flow hedges pertaining to prior periods	5,858	2,469
	12,435	15,359
Comprehensive income	$ 43,793	$ 92,350
Accumulated other comprehensive income, beginning of period	$ 290	-
Adjustment resulting from adoption of new financial instrument accounting standards *(note 2)*	-	(2,634)
Other comprehensive income, net of tax	12,435	15,359
Accumulated other comprehensive income, end of period	$ 12,725	$ 12,725

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(unaudited)

($ thousands)	Three months ended September 30 2007	2006	Nine months ended September 30 2007	2006
Cash from operations				
Net income	**$ 31,358**	$ 28,771	**$ 76,991**	$ 87,235
Items not involving cash:				
Amortization	**11,650**	11,439	**35,696**	33,978
Accretion of asset retirement obligations	**416**	376	**1,266**	1,063
Unit-based compensation	**128**	162	**459**	196
Future income tax expense (recovery)	**3,236**	1,734	**11,746**	(2,517)
Loss (gain) on sale of assets *(note 9)*	**1,381**	-	**(182)**	-
Equity income (loss)	**29**	(316)	**(1,664)**	(2,361)
Distribution from equity investments	**232**	745	**1,490**	2,195
Unrealized gains on risk management	**(1,142)**	-	**(1,617)**	-
Other	**331**	271	**878**	109
Funds from operations	**47,619**	43,182	**125,063**	119,898
Asset retirement obligations settled	**(412)**	(17)	**(552)**	(59)
Net change in non-cash working capital *(note 11)*	**(16,439)**	(2,409)	**(1,043)**	(9,584)
	30,768	40,756	**123,468**	110,255
Investing activities				
Increase in customer deposits	**(3,337)**	(857)	**(9,520)**	(3,844)
Acquisition of capital assets	**(16,197)**	(21,673)	**(37,085)**	(62,673)
Disposition of capital assets	**9,215**	(7)	**9,722**	321
Disposition of energy services arrangements, contracts and relationships	**-**	420	**-**	36
Acquisition of long-term investments and other assets	**(1,313)**	(2,523)	**(2,112)**	(4,399)
Disposition of long-term investments and other assets	**2,700**	-	**3,075**	-
	(8,932)	(24,640)	**(35,920)**	(70,559)
Financing activities				
Increase (decrease) in short-term debt	**1,020**	-	**2,865**	(2,710)
Increase (decrease) in long-term debt	**(1,703)**	(40)	**(38,816)**	10,828
Distributions to unitholders	**(29,845)**	(27,790)	**(87,655)**	(81,361)
Net proceeds from issuance of units *(note 8)*	**8,696**	12,837	**35,145**	33,927
	(21,832)	(14,993)	**(88,461)**	(39,316)
Change in cash and cash equivalents	**4**	1,123	**(913)**	380
Cash and cash equivalents, beginning of period	**12,309**	10,942	**13,226**	11,685
Cash and cash equivalents, end of period	**$ 12,313**	$ 12,065	**$ 12,313**	$ 12,065

See accompanying notes to the Consolidated Financial Statements.

Selected Notes to the Consolidated Financial Statements
(unaudited)

(Tabular amounts in thousands of Canadian dollars unless otherwise indicated.)

1. BASIS OF PRESENTATION

The interim Consolidated Financial Statements of AltaGas Income Trust (AltaGas or the Trust) include the accounts of the Trust and all of its wholly owned subsidiaries, and its proportionate interests in various partnerships and joint ventures.

Until second quarter 2007 AltaGas accounted for its investment in Taylor NGL Limited Partnership (Taylor) using the equity method. Effective second quarter 2007 AltaGas ceased to exercise significant influence over Taylor and began accounting for its investment in Taylor using the cost method. As a result, the investment in Taylor is designated as available for sale and is measured at fair value with the changes in fair value recorded in Other Comprehensive Income (OCI).

The interim Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in the Trust's annual Consolidated Financial Statements for the year ended December 31, 2006, except as described below in notes 2 and 3. These interim Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2006 audited Consolidated Financial Statements included in the Trust's Annual Report.

2. CHANGES IN ACCOUNTING POLICIES

Changes for 2007

Effective January 1, 2007 the Trust adopted the new CICA Handbook accounting requirements for Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", Section 3861 "Financial Instruments – Disclosure and Presentation", Section 1530 "Comprehensive Income", Section 3251 "Equity" and Section 1506 "Accounting Changes". In accordance with the transitional provisions for these new standards, these policies were adopted prospectively without restatement of prior periods.

Accounting Changes

This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of this standard did not have a material impact on the interim Consolidated Financial Statements of the Trust.

Financial Instruments

All financial instruments, including derivatives, are included on the balance sheet initially at fair value. The financial assets are classified as held for trading, held to maturity, loans and receivables, or available for sale. Financial liabilities are classified as held for trading or other financial liabilities. Subsequent measurement is determined by classification.

Held for trading financial assets and liabilities are entered into with the intention of generating a profit and consist of swaps, options and forwards. These financial instruments are initially accounted for at their fair value and changes to fair value are recorded in income. Held to maturity financial assets are accounted for at their amortized cost using the effective interest method. The Trust did not have any held to maturity financial instruments at September 30, 2007. Loans and receivables are accounted for at their amortized cost using the effective interest method. The available for sale classification includes non-derivative financial assets that are designated as available for sale or are not included in the other three classifications. Available for sale instruments are initially accounted for at their fair value and changes to fair value are recorded through OCI. Income earned from these investments is included in Revenue.

Other financial liabilities not classified as held for trading are accounted for at their amortized cost, using the effective interest method.

Derivatives embedded in other financial instruments or contracts (the host instrument) are recorded as separate derivatives and are measured at fair value if the economic characteristics of the embedded derivative are not closely related to the host instrument, the terms of the embedded derivative are the same as those of a stand alone derivative and the total contract is not held for trading or accounted for at fair value. Changes in fair value are included in income. All derivatives, other than those that meet the expected purchase, sale or usage requirements exception, are carried on the balance sheet at fair value. The Trust used January 1, 2003 as the transition date for identifying embedded derivatives. The Trust did not identify any embedded derivatives requiring bifurcation.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial instrument. Effective January 1, 2007 the Trust reclassified $1.1 million of unamortized deferred financing costs from Other current assets and Long-term investments and other assets to Long-term debt as a result of adopting the new standards. The reclassification of transaction costs has no impact on earnings. Effective January 1, 2007 the Trust began amortizing these costs using the effective interest rate method. Previously, these costs were amortized on a straight-line basis over the life of the debt.

Hedges

The new standard specifies the circumstances under which hedge accounting is permissible, how hedge accounting may be performed and where the impacts should be recorded. The standard introduces three specific types of hedging relationships: fair value hedges, cash flow hedges and hedges of a net investment in self-sustaining foreign operations.

As part of its asset and liability management, the Trust uses derivatives for hedging positions to reduce its exposure to commodity price and interest rate risk. The Trust designates certain derivatives as hedges and prepares documentation at the inception of the hedging contract. The Trust performs an assessment at inception and during the term of the contract to determine if the derivative used as a hedge is effective in offsetting the risks in the values or cash flows of the hedged financial instrument. All derivatives are initially recorded at fair value and adjusted to fair value at each reporting date.

The Trust uses cash flow hedges to reduce its exposure to fluctuations in interest rates and changes in commodity prices. The effective portion of changes in the value of cash flow hedges is recognized in Other comprehensive income. Ineffective portions and amounts excluded from effectiveness testing of hedges are included in income in the same financial category as the underlying transaction. Gains or losses from cash flow hedges that have been included in accumulated other comprehensive income are included in net income when the underlying transaction has occurred or becomes probable of not occurring. The maximum length of time the Trust is hedging its exposure to variability in future cash flows is 10.25 years.

Comprehensive Income and Equity

The Trust's financial statements include a Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income which consists of earnings and the effective portion of changes in unrealized gains and losses related to available for sale assets and cash flow hedges. In addition, as required by Section 3251, the Trust now presents separately in its Unitholders' equity note the changes for each of its components of Unitholders' equity. A new component, Accumulated other comprehensive income, and a one-time transition adjustment have been added to the Trust's Unitholders' equity as a result of the implementation of this new standard. (See note 5.)

Net Effect of Accounting Policy Changes

The net effect to the Trust's financial statements at January 1, 2007 resulting from the above mentioned changes in accounting policies is as follows:

Balance Sheet Account Affected	Increase (Decrease)
Current assets - risk management	$ 59,866
Other current assets	(451)
Non-current assets	47,942
Long-term investments and other assets	(793)
Current liabilities - risk management	69,618
Long-term debt	(1,082)
Long-term liabilities - risk management	48,359
Future income tax liability	(7,450)
Unitholders' equity - Transition amount on adoption of new accounting standards, net of tax	(247)
Unitholders' equity - Accumulated other comprehensive income, net of tax	(2,634)

The unrealized gains and losses included in the Transition amount and in Accumulated other comprehensive income were recorded net of income tax recoveries of $4.6 million and $2.9 million, respectively.

Future Accounting Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Section 1535 "Capital Disclosures" requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital. This new section is effective for the Trust beginning January 1, 2008.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 and 3863 will replace Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These new sections are effective for the Trust beginning January 1, 2008.

International Financial Reporting Standards (IFRS)

In 2006 the Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements in Canada. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. While AltaGas has begun assessing the adoption of IFRS for 2011, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

3. UPDATE TO SUMMARY OF ACCOUNTING POLICIES

As a result of the Trust's adoption of the financial instrument accounting standards, the Trust has updated the following significant accounting policies.

Revenue recognition

In the Field Gathering and Processing segment, revenue is recorded as the services are rendered. In the Power Generation and Energy Services segments, revenue is recognized at the time the product or service is delivered. Within the Extraction and Transmission segment, extraction revenue is recognized at the time the product or service is delivered and transmission revenue is recorded as the services are rendered. Realized gains and losses from risk management activities related to commodity prices are recognized in the related segment revenues when the related sale occurs or when the underlying financial asset or financial liability is removed from the balance sheet. Unrealized gains and losses in respect of fair value changes to the Trust's risk management activities are recorded as revenue based on the related mark-to-market calculations at the end of the reporting period in the Corporate segment.

Transaction costs related to financial instruments

Transaction costs related to the acquisition of held for trading financial assets and liabilities and the Trust's revolving operating credit facility are expensed as incurred. For financial instruments classified as other than held for trading, transaction costs attributable to the acquisition or issue of the financial asset or liability are added to the initial carrying amount of the financial instrument and recognized in earnings using the effective interest method.

Recognition date

AltaGas uses settlement date for transactions. Any difference in value between the trade and settlement date for third-party transactions will be recognized on the balance sheet and in Net income or in Other comprehensive income as appropriate.

Designation of available for sale financial assets

Available for sale financial assets are investments in equity instruments that are not classified as held for trading, held to maturity, or loans and receivables, and that management intends to hold indefinitely. Available for sale assets are measured at fair value. The changes in fair value are recorded in Other comprehensive income until the asset is removed from the balance sheet. Available for sale assets are included in the Long-term investments and other assets classification.

Effective interest method

The Trust uses the effective interest method to calculate the amortized cost of a financial asset or liability and to allocate the interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts the estimated cash flows associated with the instrument over the expected life of the financial instrument, or where appropriate a shorter period, to the net carrying amount of the financial asset or liability.

4. SECOND QUARTER 2007 SIFT TAX ADJUSTMENT

During the third quarter AltaGas recalculated the estimate for the Specified Investment Flow-Through (SIFT) tax reported in second quarter 2007. The recalculation resulted in a decrease in SIFT tax liability as at June 30, 2007 from $14.5 million to $6.5 million. The change resulted in an increase in net income for second quarter 2007 to $21.1 million ($0.37 per unit) from $13.1 million ($0.23 per unit) previously reported. Net income for the six months ended June 30, 2007 was adjusted to $45.6 million ($0.80 per unit) from $37.6 million ($0.66 per unit) previously reported. The adjustment also reduced the previously reported future income tax liability on the balance sheet from $59.2 million to $51.2 million. The results reported for the nine months ended September 30, 2007 reflect the adjustment made to results for second quarter 2007.

5. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations the Trust purchases and sells natural gas, natural gas liquids and power commodities and issues short and long-term debt. The Trust uses derivative instruments to reduce exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates that arise from these activities. The Trust does not make use of derivative instruments for speculative purposes.

At September 30, 2007 all derivatives, other than those that meet the expected purchase, sale or usage requirements exception, were carried on the balance sheet at fair value. The fair value of power and natural gas derivatives was calculated using estimated forward prices for the relevant period. The calculation of fair value of the interest rate derivatives used quoted market rates.

At September 30, 2007 the fair value of the Trust's assets and liabilities was as follows:

Summary of Fair Values

($ thousands)	Current	Long-term	Total
Financial assets			
Held for trading	$ 62,975	$ 41,676	$ 104,651
Available for sale	-	37,386	37,386
Loans and receivables	142,395	-	142,395
	205,370	79,062	284,432
Cash flow hedges	6,873	5,630	12,503
	$ 212,243	$ 84,692	$ 296,935
Financial liabilities			
Held for trading	$ 63,873	$ 43,875	$ 107,748
Other financial liabilities	107,725	216,898	324,623
	171,598	260,773	432,371
Cash flow hedges	8,588	1,965	10,553
	$ 180,186	$ 262,738	$ 442,924

Unrealized income

The impact on net income from the adoption of the new financial instruments standards resulted in a $1.1 million unrealized gain in third quarter 2007 and an unrealized gain of $1.6 million for the nine months ended September 30, 2007.

Other Comprehensive Income

As a part of its hedging program, the Trust uses certain derivative financial instruments to manage risks. An after-tax unrealized loss of $5.9 million was reclassified to net income in third quarter 2007 and a $2.5 million after-tax unrealized loss was reclassified to net income in the first nine months of 2007. Of the $1.4 million gain deferred in Accumulated OCI at September 30, 2007, a $1.1 million loss is expected to be reclassified to net income in the next 12 months.

The available for sale assets included in the balance sheet caption, long-term investments and other assets are recognized at fair value, net of tax, in OCI. In third quarter the fair value, net of tax, increased by $0.9 million and $11.3 million in the first nine months of 2007. The year-to-date increase was mainly due to the designation of the Taylor investment as available for sale due to the change in accounting for the investment from the equity method to the cost method.

Effective January 1, 2007 the Trust began offsetting long-term debt transaction costs against the associated debt and began amortizing these costs using the effective interest rate method. Previously these costs were amortized on a straight-line basis over the life of the debt instrument to which they pertained. There was no material effect on the Trust's financial statements as a result of this change in policy. In the third quarter and the first nine months of 2007 the charge to Net income for the amortization of transaction costs using the effective interest rate method was immaterial. The effective interest rate for the medium-term notes issued in 2005 and 2007 is 4.57 percent and 5.11 percent, respectively.

Commodity Price Risk Management

Natural Gas

The Trust purchases and sells natural gas to its customers. The fixed price and market price contracts for both the purchase and sale of natural gas extend to 2012.

At September 30, 2007 the Trust had the following contracts outstanding:

Derivative Instruments	Fixed price (per GJ)[1]	Period (months)	Notional volume (GJ) Sales	Notional volume (GJ) Purchases	Fair Value
Commodity forward	$2.16 to $10.37	1 - 50	103,879,112	-	$ (6,638)
Commodity forward	$2.16 to $10.37	1 - 50	-	103,879,112	$ 3,069

[1] *Certain of the contracts are indexed and as such a price range is not provided.*

For third quarter 2007 an unrealized gain of $0.6 million was recognized from the Trust's natural gas risk management activities and an unrealized gain of $1.5 million was recognized in the first nine months of 2007.

Natural Gas Liquids

In the third quarter, the Trust entered into a series of swaps to lock in a portion of the margin exposed to Natural Gas Liquids (NGL) frac spread. These swap arrangements will terminate in December 2007.

At September 30, 2007 the Trust had the following contracts outstanding:

Product	Fixed price	Period (months)	Notional volume Sales	Notional volume Purchases	Fair Value
Propane	$1.20 US/gallon	1 - 3	1,601,062 (gallon)	-	$ (198)
Normal butane	$1.38 US/gallon	1 - 3	389,492 (gallon)	-	(72)
Condensate	$74.25 US/Bbl	1 - 3	4,122 Bbls	-	(30)
Natural gas	$5.70/GJ	1 - 3	-	222,089 GJ	$ (19)

For third quarter 2007 and the first nine months of 2007, the Trust recognized an unrealized loss of $0.3 million from the Trust's NGL risk management activities.

Power

Under the power purchase arrangements AltaGas has an obligation to buy power at agreed terms and prices to December 31, 2020. The Trust sells the power to the Alberta Electric System Operator at market prices and uses swaps and collars to fix the prices over time on a portion of the volumes. AltaGas' strategy is to lock in margins to provide predictable earnings. Certain contracts met the expected purchase, sale or usage requirements exception and have not been included in risk management assets or liabilities. At September 30, 2007 the Trust had no intention to terminate any contracts prior to maturity.

At September 30, 2007 the Trust had the following contracts outstanding:

Derivative Instruments	Fixed price (per MWh)	Period (months)	Notional volume (MWh) Sales	Notional volume (MWh) Purchases	Fair Value
Commodity forward	$64.98 to $82.13	1 - 12	4,392	-	$ (14)
Commodity forward	$79.00 to $79.00	1 - 12	-	4,392	$ 21

The Trust's power risk management activities from financial contracts not included in the hedging program had an unrealized gain of $28,018 for the third quarter 2007 and an unrealized loss of $36,765 for the first nine months of 2007.

At September 30, 2007 the Trust had the following commodity swaps and collars outstanding:

			Notional volume (MWh)		
Derivative Instruments	Fixed price (per MWh)	Period (months)	Sales	Purchases	Fair Value
Swaps and collars	$65.00 to $88.00	1 to 27	2,129,520	-	$ (2,700)
Swaps and collars	$56.50 to $65.00	1 to 123	-	325,515	$ 4,650

Foreign Exchange Risk Management

To manage the risk of fluctuating cash flows due to variations in foreign exchange rates, the Trust enters into foreign exchange forward contracts. For third quarter 2007 the Trust's foreign exchange risk management activities had an unrealized gain of $0.5 million and an unrealized gain for the first nine months of 2007 of $0.1 million.

Interest Rate Risk Management

To hedge against the effect of future interest rate movements, the Trust enters into interest rate swap agreements to fix the interest rate on a portion of its bankers' acceptances issued under credit facilities. In January 2007 the Trust unwound certain of these interest rate swaps as a result of the issue of $100 million of medium-term notes and recorded a gain of $0.4 million. In the third quarter the Trust terminated the hedge relationship on certain swap agreements resulting in an immaterial unrealized gain. The remaining interest rate swaps have an average remaining term of 10 to 23 months and a weighted average interest rate of 3.56 percent. The Trust's interest rate risk management activities resulted in an unrealized gain of $0.3 million for third quarter 2007 and an unrealized gain of $0.3 million in the first nine months of 2007. These swaps had a fair market value position of $0.3 million at September 30, 2007.

Credit Risk on Financial Instruments

Credit risk results from the possibility that a counterparty to a derivative in which the Trust has an unrealized gain fails to perform according to the terms of the contract.

Credit exposure is minimized by entering into transactions with creditworthy counterparties in accordance with established credit policies and practices. At September 30, 2007 AltaGas did not have a significant concentration of credit risk with any single counterparty to financial instruments.

6. FUTURE INCOME TAXES

On June 12, 2007 the Bill C-52 Budget Implementation Act received Third Reading and was substantively enacted by the Government of Canada, creating a new 31.5 percent tax to be applied to the distributions from certain income trusts and partnerships, including AltaGas, effective January 1, 2011.

Based on the amount of the Trust's temporary differences that are anticipated to reverse after January 1, 2011, the Trust has recorded a future income tax expense of $6.0 million and increased its future income tax liability in the nine months ended September 30, 2007 (a decrease of $0.5 million in third quarter 2007 based on activity during the quarter). This non-cash expense relates to temporary differences between the accounting and tax basis of AltaGas' assets and liabilities and has no immediate impact on cash flows. A tax rate of nil was applied to any temporary differences reversing before 2011.

The anticipated amount and timing of reversals of temporary differences will be dependent on the Trust's actual results, distributions and actual acquisition and disposition of assets and liabilities. As a result, a change in estimates or assumptions could materially affect the estimate of the future tax liability.

7. UNITHOLDERS' EQUITY

	September 30 2007	December 31 2006
Unitholders' capital *(note 8)*	**$ 498,895**	$ 463,750
Contributed surplus	**3,781**	3,322
Accumulated earnings	**478,609**	401,618
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions declared[1]	**(360,650)**	(272,464)
Distributions of common shares of AltaGas Utility Group Inc.	**(29,848)**	(25,696)
Transition adjustment resulting from adopting new financial instruments accounting standards	**(247)**	-
Accumulated other comprehensive income *(note 2)*	**12,725**	-
	$ 562,151	$ 529,416

[1] *Accumulated distributions paid by the Trust as at September 30, 2007 were $350.6 million (as at December 31, 2006 - $262.9 million).*

On September 17, 2007 the holders of trust units of the Trust and holders of exchangeable partnership units of AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) received one common share of Utility Group for every 100 Trust Units or Partnership Units held on August 27, 2007. As part of the distribution plan, any Trust unitholder allocated fewer than 50 common shares of Utility Group received cash. The number of common shares of Utility Group distributed to unitholders was 577,416, which reduced unitholders equity by $4.2 million. This distribution resulted in a 27 percent reduction of the Trust's interest in Utility Group to 19.6 percent.

8. UNITHOLDERS' CAPITAL

Trust Units Issued and Outstanding	Number of units	Amount
December 31, 2006	54,313,552	$ 451,795
Units issued for cash on exercise of options	2,900	65
Units issued under DRIP[1]	1,422,131	35,080
Units issued for exchangeable units	47,958	274
September 30, 2007	**55,786,541**	**$ 487,214**

Exchangeable Units Issued and Outstanding	Number of units	Amount
December 31, 2006 issued by AltaGas Holding Limited Partnership No. 1	2,088,814	$ 11,955
AltaGas Holding Limited Partnership No. 1 units redeemed for Trust units	(47,958)	(274)
September 30, 2007	**2,040,856**	**$ 11,681**
Total Trust Units and Exchangeable Units at September 30, 2007	**57,827,397**	**$ 498,895**

[1] *Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan.*

Units Outstanding[1]	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Number of units - Basic[2]	**57,692,359**	55,660,939	**57,187,589**	55,228,922
Dilutive stock options	**52,025**	114,228	**39,537**	100,475
Number of units - Diluted[2]	**57,744,384**	55,775,167	**57,227,126**	55,329,397

(1) *Includes exchangeable units.*

(2) *Weighted average.*

The Trust has a unit option plan under which employees and directors are eligible to receive grants. At September 30, 2007, 10 percent of units outstanding were reserved for issuance under the plan. To September 30, 2007 options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four-year period.

At September 30, 2007 outstanding options were exercisable at various dates to the year 2017 (December 31, 2006 - 2016). Options outstanding under the plan have a weighted average exercise price of $26.77 (December 31, 2006 - $27.23) and a weighted average remaining term of 8.67 years (December 31, 2006 - 9.23 years). At September 30, 2007 the unexpensed fair value of unit option compensation cost associated with future periods was $0.6 million (December 31, 2006 - $0.9 million).

The following table summarizes the information about the Trust's unit options:

	Number of options	Exercise price[1]
Unit options outstanding, December 31, 2006	923,550	$ 27.23
Granted	252,500	25.67
Exercised	(2,900)	22.31
Cancelled	(140,875)	27.84
Unit options outstanding, September 30, 2007	**1,032,275**	**$ 26.77**
Unit options exercisable, September 30, 2007	**289,300**	**$ 25.08**

(1) *Weighted average.*

A summary of the unit option plan as at September 30, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Price on Options	Number outstanding[1]	Exercise price[2]	Remaining contractual life[3]	Number exercisable[1]	Exercise price[2]
$5.00-$7.00	9,500	$ 6.15	2.68	9,500	$ 6.15
$7.01-$15.50	28,500	10.26	5.41	28,500	10.26
$15.51-$25.08	120,400	24.21	7.73	53,050	24.14
$25.09-$29.15	873,875	27.87	8.97	198,250	28.37
	1,032,275	$ 26.77	8.67	289,300	$ 25.08

(1) *As of September 30, 2007.*

(2) *Weighted average.*

(3) *Weighted average number of years.*

In 2004 AltaGas implemented a unit-based compensation plan which awards phantom units to certain employees. The phantom units are valued on distributions declared and the trading price of the Trust's units. The units vest on a graded vesting schedule. The compensation expense recorded in third quarter 2007 in respect of this plan was $1.1 million

(third quarter 2006 - $1.7 million) and $3.8 million in the nine months ended September 30, 2007 (nine months ended September 30, 2006 - $5.2 million). At September 30, 2007 the unexpensed fair value of unit-based compensation costs related to the phantom units was $11.0 million (December 31, 2006 - $9.9 million).

9. DISPOSITION ON SALE OF CAPITAL ASSETS

During third quarter 2007 AltaGas sold its 33.3335 percent interest in the Ikhil Joint Venture for cash effective July 31, 2007 to AltaGas Utility Group Inc. for $9.0 million. The gain on the sale was negligible. In second quarter 2007 AltaGas recorded a one-time gain of $1.5 million from the sale of oil and natural gas production assets for non-monetary consideration totaling $11.9 million including a promissory note of $11.6 million. The disposition also resulted in the reduction in the asset retirement obligation of $3.1 million and a future income tax recovery of $0.6 million.

10. ACQUISITION OF ASSETS

On July 31, 2007 the Trust acquired all the outstanding partnership units in Bear Mountain Wind Limited Partnership and 100 percent of the shares in Bear Mountain Wind Power Corporation for cash consideration of $1.0 million.

11. NET CHANGE IN NON-CASH WORKING CAPITAL

The following non-cash working capital items affect cash flows from operations:

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Accounts receivable	**$ (4,862)**	$ (8,987)	**$ 61,972**	$ 71,335
Inventory	**-**	-	**(50)**	34
Other current assets	**(1,742)**	(5,538)	**4,554**	(4,961)
Accounts payable and accrued liabilities	**(13,712)**	12,253	**(76,369)**	(84,182)
Customer deposits	**3,337**	856	**9,520**	3,844
Deferred revenue	**272**	-	**695**	-
Other current liabilities	**1,933**	809	**(3,323)**	(4,035)
	(14,774)	(607)	**(3,001)**	(17,965)
Less: change in capital costs included in accounts payable	**(1,665)**	(1,802)	**1,958**	8,381
	$ (16,439)	$ (2,409)	**$ (1,043)**	$ (9,584)

The following cash payments have been included in the determination of earnings:

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Interest paid	**$ 2,846**	$ 3,310	**$ 9,099**	$ 10,190
Income taxes paid	**$ 85**	$ 16	**$ 181**	$ 51

12. PENSION PLANS AND RETIREMENT BENEFITS

The net pension expense by plan for the period was as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Defined contribution plan	**$ 386**	$ 335	**$ 1,148**	$ 983
Defined benefit plan	**(17)**	5	**(11)**	13
Supplemental executive retirement plan	**282**	215	**800**	608
	$ 651	$ 555	**$ 1,937**	$ 1,604

13. RELATED PARTY TRANSACTIONS

In the normal course of business, the Trust and its affiliates transact with related parties. These transactions are recorded at their exchange amounts and are as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Fees for administration, management and other services paid by:				
AltaGas Utility Group Inc. (Utility Group) to the Trust	**$ 8**	$ 206	**$ 23**	$ 464
The Trust to Utility Group	**$ 129**	$ 130	**$ 394**	$ 365
Natural gas sales by the Trust to Utility Group subsidiaries	**$ 5,309**	$ 4,621	**$ 57,653**	$ 52,003
Fees for operating services paid by a Utility Group subsidiary	**$ 163**	-	**$ 306**	-
Transportation services provided by a Utility Group subsidiary	**$ 119**	$ 137	**$ 362**	$ 421
Office space and furniture rental payments made by the Trust to a corporation owned by an employee	**$ 21**	$ 20	**$ 63**	$ 60

The resulting amounts due from and to related parties are non-interest bearing and are related to transactions in the normal course of business.

Included in accounts receivable at September 30, 2007 was $2.3 million (September 30, 2006 - $2.0 million) due to the Trust from related parties. Included in accounts payable at September 30, 2007 was $0.1 million (September 30, 2006 - $0.4 million) due from the Trust to related parties.

During the quarter, AltaGas sold its 33.3335 percent interest in the Ikhil Joint Venture for cash, effective July 31, 2007 to AltaGas Utility Group Inc. for $9.0 million. The gain on the sale was negligible.

14. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. Transactions among the reporting segments are recorded at fair value. The following describes the Trust's five reporting segments:

Field Gathering and Processing – natural gas gathering lines and processing facilities;

Extraction and Transmission – ethane and natural gas liquids extraction plants and natural gas and condensate transmission pipelines;

Power Generation – coal-fired and gas-fired power output under power purchase arrangements and other agreements;

Energy Services – energy management and gas services for natural gas and electricity; and

Corporate – the costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management assets and liabilities.

The following tables show the composition by segment:

Three Months Ended September 30, 2007

	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 33,381	$ 32,671	$ 51,736	$ 211,114	$ 762	$ (8,737)	$ 320,927
Unrealized gains (losses) on risk management	-	-	-	-	1,142	-	1,142
Cost of sales	(1,831)	(15,675)	(17,829)	(207,240)	-	8,679	(233,896)
Operating and administrative	(21,870)	(5,043)	(511)	(3,531)	(8,176)	58	(39,073)
Amortization	(6,562)	(2,044)	(1,873)	(552)	(619)	-	(11,650)
Operating income (loss)	$ 3,118	$ 9,909	$ 31,523	$ (209)	$ (6,891)	-	$ 37,450
Operating income (loss) before unrealized gains (losses) on risk management	$ 3,118	$ 9,909	$ 31,523	$ (209)	$ (8,033)	-	$ 36,308
Net additions (reductions) to:							
Capital assets	$ (8,731)	$ 669	$ 5,412	$ 8,052	$ 535	-	$ 5,937
Long-term investment and other assets	-	-	$ (1,007)	-	$ (7,027)	-	$ (8,034)
Goodwill	$ 215	$ 18,045	-	-	-	-	$ 18,260
Segmented assets	$ 488,888	$ 253,509	$ 117,189	$ 119,983	$ 182,907	-	$1,162,476

Nine Months Ended
September 30, 2007

	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 103,420	$ 103,644	$ 136,720	$ 795,274	$ 3,454	$ (52,217)	$1,090,295
Unrealized gains (losses) on risk management	-	-	-	-	1,617	-	1,617
Cost of sales	(5,411)	(55,556)	(55,422)	(778,407)	-	50,445	(844,351)
Operating and administrative	(64,772)	(14,824)	(1,432)	(12,137)	(22,755)	1,772	(114,148)
Amortization	(19,541)	(6,051)	(5,594)	(2,755)	(1,755)	-	(35,696)
Operating income (loss)	$ 13,696	$ 27,213	$ 74,272	$ 1,975	$ (19,439)	-	$ 97,717
Operating income (loss) before unrealized gains (losses) on risk management	$ 13,696	$ 27,213	$ 74,272	$ 1,975	$ (21,056)	-	$ 96,100
Net additions (reductions) to:							
Capital assets	$ (1,839)	$ 4,413	$ 9,308	$ (21,514)	$ 1,583	-	$ (8,049)
Long-term investment and other assets	-	-	$ (529)	-	$ 16,008	-	$ 15,479
Goodwill	$ 215	$ 18,045	-	-	-	-	$ 18,260
Segmented assets	$ 488,888	$ 253,509	$ 117,189	$ 119,983	$ 182,907	-	$1,162,476

Three Months Ended
September 30, 2006

	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 34,735	$ 41,075	$ 48,724	$ 211,224	$ 490	$ (18,390)	$ 317,858
Cost of sales	(2,439)	(23,101)	(22,539)	(205,070)	-	17,735	(235,414)
Operating and administrative	(19,035)	(5,621)	(248)	(3,321)	(9,667)	655	(37,237)
Amortization	(5,817)	(1,937)	(1,832)	(1,198)	(655)	-	(11,439)
Operating income (loss)	$ 7,444	$ 10,416	$ 24,105	$ 1,635	$ (9,832)	-	$ 33,768
Operating income (loss) before unrealized gains (losses) on risk management	$ 7,444	$ 10,416	$ 24,105	$ 1,635	$ (9,832)	-	$ 33,768
Net additions (reductions) to:							
Capital assets	$ 23,253	$ 644	$ (1,302)	$ 37	$ 915	-	$ 23,547
Energy services arrangements, contracts and relationships	-	-	$ (53)	$ 37	-	-	$ (16)
Long-term investment and other assets	-	-	$ 2,138	-	$ (499)	-	$ 1,639
Goodwill	$ 815	$ 18,045	-	-	-	-	$ 18,860
Segmented assets	$ 499,506	$ 243,285	$ 121,487	$ 113,902	$ 52,378	-	$1,030,558

SEC File # 82-34911

Nine Months Ended September 30, 2006

		Field Gathering and Processing		Extraction and Transmission		Power Generation		Energy Services		Corporate		Intersegment Elimination		Total
Revenue	$	102,729	$	114,612	$	139,966	$	693,962	$	2,767	$	(58,818)	$	995,218
Cost of sales		(7,499)		(66,913)		(68,151)		(675,361)		-		57,069		(760,855)
Operating and administrative		(59,485)		(13,785)		(918)		(12,498)		(20,786)		1,749		(105,723)
Amortization		(17,376)		(5,783)		(5,484)		(3,577)		(1,758)		-		(33,978)
Operating income (loss)	$	18,369	$	28,131	$	65,413	$	2,526	$	(19,777)		-	$	94,662
Operating income (loss) before unrealized gains (losses) on risk management	$	18,369	$	28,131	$	65,413	$	2,526	$	(19,777)		-	$	94,662
Net additions (reductions) to:														
Capital assets	$	50,889	$	1,393	$	(28)	$	454	$	1,276		-	$	53,984
Energy services arrangements, contracts and relationships		-		-		(36)		-		-		-		(36)
Long-term investment and other assets		-		-		4,242		-		132		-		4,374
Goodwill	$	815	$	18,045		-		-		-		-	$	18,860
Segmented assets	$	499,506	$	243,285	$	121,487	$	113,902	$	52,378		-	$	1,030,558

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial presentation.

16. SUBSEQUENT EVENTS

There were no subsequent events after September 30, 2007 requiring disclosure.

Supplementary Quarterly Financial and Operating Information

($ millions unless otherwise indicated)	Q3-07	Q2-07	Q1-07	Q4-06	Q3-06
FINANCIAL HIGHLIGHTS[1]					
Net Revenue[2]					
Field Gathering and Processing	**31.6**	34.9	31.6	34.4	32.4
Extraction and Transmission	**17.0**	15.3	15.8	15.6	17.9
Power Generation	**33.9**	22.9	24.5	27.8	26.2
Energy Services	**3.9**	6.9	6.0	6.1	6.1
Corporate	**1.9**	1.1	2.0	1.6	0.5
Intersegment Elimination	**-**	(1.0)	(0.6)	(0.9)	(0.6)
	88.3	80.1	79.3	84.6	82.5
EBITDA[2]					
Field Gathering and Processing	**9.7**	12.9	10.7	13.8	13.3
Extraction and Transmission	**12.0**	10.8	10.5	9.1	12.3
Power Generation	**33.4**	22.5	24.0	27.4	26.0
Energy Services	**0.3**	2.7	1.7	1.5	2.7
Corporate	**(6.3)**	(5.8)	(5.7)	(7.3)	(9.2)
	49.1	43.1	41.2	44.5	45.1
Operating Income[2]					
Field Gathering and Processing	**3.1**	6.4	4.2	7.0	7.5
Extraction and Transmission	**9.9**	8.8	8.5	7.1	10.4
Power Generation	**31.5**	20.6	22.1	25.5	24.1
Energy Services	**(0.2)**	1.7	0.5	0.2	1.6
Corporate	**(6.8)**	(6.3)	(6.3)	(7.8)	(9.9)
	37.5	31.2	29.0	32.0	33.7
OPERATING HIGHLIGHTS					
Field Gathering and Processing					
Capacity (gross Mmcf/d)[3]	**1,008**	1,021	1,021	1,021	1,021
Throughput (gross Mmcf/d)[4]	**510**	534	552	549	537
Capacity utilization (%)[4]	**51**	52	54	54	53
Extraction and Transmission					
Extraction inlet capacity (Mmcf/d)[3]	**554**	554	554	554	539
Extraction volumes (Bbls/d)[4]	**16,859**	19,822	22,622	20,512	19,880
Transmission volumes (Mmcf/d)[4][5]	**407**	407	408	412	388
Power Generation					
Volume of power sold (GWh)[4]	**673**	650	666	711	669
Average price received on sale of power ($/MWh)[4]	**76.92**	62.62	66.54	83.45	72.88
Alberta Power Pool average spot price ($/MWh)[4]	**92.00**	49.97	63.62	116.81	94.87
Energy Services					
Energy management service contracts[3]	**1,451**	1,442	1,413	1,394	1,342
Average volumes transacted (GJ/d)[4]	**342,143**	356,380	407,272	349,218	325,419

(1) *Columns may not add due to rounding.*

(2) *Non-GAAP financial measure. See Non-GAAP Financial Measures section of the Management Discussion & Analysis.*

(3) *As at period end.*

(4) *Average for the period.*

(5) *Excludes condensate pipeline volumes.*

Other Information

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
GJ	gigajoule
GWh	gigawatt-hour
Mcf	thousand cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

ABOUT ALTAGAS

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
C.J. Wilkins
(403) 691-9890
cj.wilkins@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

AltaGas NEWS RELEASE

TAYLOR NGL LIMITED PARTNERSHIP

ALTAGAS INCOME TRUST TO ACQUIRE TAYLOR NGL LIMITED PARTNERSHIP

Calgary, Alberta (November 12, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) and Taylor NGL Limited Partnership (Taylor) (TSX: TAY.UN, TAY.DB) are pleased to announce that AltaGas has agreed to offer to acquire all of the outstanding units of Taylor and that both parties have executed an agreement in support of the transaction (the Agreement).

AltaGas has agreed to offer Taylor unitholders $11.20 in cash or 0.42 units of AltaGas per unit of Taylor, subject to maximum aggregate cash consideration of $245 million. This represents a 24 percent premium based on the $9.00 closing price of Taylor units on November 9, 2007. The transaction is valued at approximately Cdn $590 million, including assumed debt of $142 million and excluding the 9.6 percent interest in Taylor units that AltaGas currently owns.

"The Taylor acquisition is an outstanding strategic fit for AltaGas," said David Cornhill, Chairman, President and CEO of AltaGas. "It positions AltaGas as a market leader and the most diversified player in the energy infrastructure sector in Canada. Further, acquiring Taylor builds on our existing natural gas and power businesses while presenting substantial opportunities to leverage our portfolio of assets across the energy value chain."

"Taylor has enjoyed a long business relationship with AltaGas, including as partners in the Joffre Extraction Plant. Looking forward, a single, larger entity will be well positioned to create unitholder value through growth," said Bob Pritchard, President and CEO of Taylor. "Both Taylor and AltaGas have a large inventory of projects that can now be jointly developed. Taylor's management and staff plan to continue working within the combined entity."

The Board of Directors of AltaGas has unanimously approved the Agreement. Likewise, the Board of Directors of Taylor has unanimously approved the Agreement and has concluded the transaction is in the best interest of Taylor unitholders. The Board of Directors of Taylor has unanimously resolved to recommend that the Taylor unitholders tender their units in acceptance of the offer.

"Adding Taylor's assets, people and growth opportunities to our portfolio represents significant expansion of our gas and power businesses while maintaining strong financial discipline. The acquisition is expected to be immediately accretive to AltaGas unitholders on a cash flow per unit basis and accretive on an earnings per unit basis beginning in 2009," said Cornhill. "Taylor's management team and employees have a strong track record of success. We are pleased to offer all employees of Taylor employment with AltaGas and welcome them to our team."

Under the terms of the Agreement, Taylor unitholders will be able to elect to receive $11.20 in cash or 0.42 Trust units per Taylor unit. Taxable Taylor unitholders will be able to elect to receive 0.42 AltaGas limited partnership units (exchangeable units). The offer consideration will be subject to aggregate limits of Cdn $245 million in cash

and 8 million Trust units, including up to approximately 1.9 million exchangeable units. The acquisition will be funded through existing credit facilities. The Agreement provides for a $12 million termination fee.

Successful completion of the acquisition is subject to two-thirds of Taylor units excluding those owned by AltaGas being tendered, as well as customary regulatory approvals. The offer documents and directors' circular are expected to be mailed to Taylor unitholders in late November 2007. Expiry of the offer and closing are expected in January 2008.

Scotia Waterous Inc. and Clarus Securities Inc. are acting as financial advisors to AltaGas with respect to the transaction. They have advised the Board of Directors of AltaGas that they are of the opinion, as of the date hereof, that the consideration to be offered to Taylor unitholders pursuant to the proposed acquisition is fair to AltaGas unitholders from a financial point of view. Stikeman Elliott LLP and Felesky Flynn LLP are acting as legal and tax advisors to AltaGas.

Peters & Co. Limited is acting as financial advisor to Taylor with respect to the transaction. It has advised the Board of Directors of Taylor that it is of the opinion, as of the date hereof, that the consideration received by Taylor unitholders pursuant to the proposed acquisition is fair from a financial point of view. Macleod Dixon LLP is acting as legal advisor to Taylor.

AltaGas and Taylor will hold a teleconference today at 9:00 a.m. MST (11:00 a.m. EST) to discuss the acquisition. Members of the investment community, media and other interested parties may dial (416) 340-2216 or call toll free at 1 866 898-9626. No passcode is required.

Shortly after the conclusion of the call, a replay will be available by dialling (416) 695-5800 or 1 800 408-3053. The passcode for this replay is 3242140. The replay will expire at midnight (EST) on February 12, 2008.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

Taylor currently owns and operates the Harmattan Complex, the RET Complex and the Joffre Extraction Plant in Alberta, and the Younger Extraction Plant in British Columbia. The Joffre and Younger plants are natural gas liquids extraction facilities that produce ethane, propane, butane and condensate. The Harmattan Complex and the RET Complex are natural gas processing facilities that provide services to oil and natural gas producers. Taylor also owns two NGL pipelines - the Ethylene Delivery System and the Joffre Feedstock Pipeline, both of which move products between Joffre, Alberta and Fort Saskatchewan, Alberta. In addition, Taylor has an interest in a run-of-river power generation facility located in British Columbia.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. Taylor NGL Limited Partnership units and convertible debentures trade on the Toronto Stock Exchange under the symbols TAY.UN and TAY.DB. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

Not for distribution to U.S. newswire services or for dissemination in the United States.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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For further information contact:

AltaGas Income Trust:

Media
C.J. Wilkins
(403) 691-9890
cj.wilkins@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

Taylor NGL Limited Partnership:

Brad Mattson
Chief Financial Officer
(403) 781-8187
bmattson@taylorngl.com

Bob Pritchard
President and CEO
(403) 781-8190
bpritchard@taylorngl.com

Website: www.taylorngl.com

AltaGas

NEWS RELEASE

BEAR MOUNTAIN WIND PARK PROJECT OPTIMIZED AND AGREEMENT SIGNED FOR TURBINE SUPPLY AND CONSTRUCTION

Calgary, Alberta (November 21, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced further details relating to its plans to construct the Bear Mountain Wind Park near Dawson Creek, B.C. Bear Mountain Wind Limited Partnership (BMWLP), the developer of the wind park, is currently wholly owned by AltaGas. The wind park comprises 34 turbines with a total capacity of about 100 megawatts of electricity.

As previously discussed, BMWLP has been working with a turbine supplier and has now signed an agreement with Enercon GmbH (Enercon), a leading turbine manufacturer based in Germany, to provide and install the turbines under a fixed-price EPC contract, and to operate and maintain the turbines under a long-term service agreement. The total cost of the project is expected to be approximately $190 million, approximately 80 percent of which is represented by the Enercon EPC contract.

"We are excited to have an agreement in place with Enercon for Bear Mountain and consider their turbines to be among the most advanced in the industry," said David Cornhill, Chairman, President and CEO of AltaGas. "We are pleased to have been able to optimize the project by using fewer turbines while generating a significant amount of clean, renewable electricity for the people of British Columbia."

The total land use footprint of the project has been reduced by more than 25 percent, from approximately 35 hectares to approximately 25 hectares. From blade tip to blade tip, the turbines will be placed a minimum of 164 metres apart along the ridge of Bear Mountain – nearly twice as far apart as originally planned.

The Bear Mountain Wind Park is scheduled to start construction in the next few weeks and be in service in November 2009.

BMWLP draws significant support from Peace Energy A Renewable Energy Cooperative (Peace), based in Dawson Creek, B.C., who originated the concept for the wind park. Peace has been offered a minority interest in the project. AltaGas is also working with a financial investor to join the project and ultimately expects to own approximately 45 percent of the project.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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For further information contact:

Media	Investment Community	Website: www.altagas.ca
C.J. Wilkins	Stephanie Labowka-Poulin	Investor Relations
(403) 691-9890	(403) 691-7136	1-877-691-7199
cj.wilkins@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS ANNOUNCES START-UP OF ACME CBM PROCESSING FACILITY AND GROWTH IN FIELD GATHERING AND PROCESSING ASSETS

Calgary, Alberta (November 29, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that the 10 Mmcf/d Acme coal bed methane (CBM) processing facility went into service on November 18. Ember Resources Inc., the producer, has completed its drilling program for the year and, as expected, 31 wells were tied-in. Additional volumes are expected to come online in January.

"We are pleased to announce that our Acme CBM processing plant is now in service – on time and under budget. The plant is already processing 4 Mmcf/d of CBM gas and is expected to ramp up as more production wells are connected over the next few months," said David Cornhill, Chairman, President and Chief Executive Officer of AltaGas. "We are also pleased to announce a further $13 million in growth projects in the Field Gathering and Processing segment, including 5 Mmcf/d of gathering and processing capacity and a new natural gas gathering line."

The Trust expects to acquire natural gas gathering and processing assets in the strategic coal bed methane producing area of Corbett Creek, 150 km northwest of Edmonton, Alberta. AltaGas is acquiring the assets, which include 13 km of gathering lines and a processing plant with a capacity of 5 Mmcf/d, from an independent third-party unconventional oil and gas producer. The acquisition is expected to cost approximately $5 million and supports the Trust's strategy to increase processing of unconventional gas production, particularly CBM. The acquisition will be effective December 1, 2007 and is subject to normal industry conditions precedent.

In addition, AltaGas expects to acquire 100 percent interest in a new 15 Mmcf/d natural gas gathering line in northwest Alberta. The gathering line will be constructed by Fortress Energy Inc. and will connect the Trust's Clear Prairie gas processing facility to the Square Creek area, 250 km northwest of Grande Prairie, Alberta. Construction is anticipated to begin late this year and the 38 km gathering line is expected to be commissioned in the first quarter of 2008. Upon completion of construction AltaGas will assume ownership of the gathering line, which is expected to cost $8 million. Once in service, it is expected that the gathering line will increase throughput at the 15 Mmcf/d Clear Prairie gas plant by approximately 5 Mmcf/d. The agreement is subject to normal industry conditions precedent.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
C.J. Wilkins
(403) 691-9890
cj.wilkins@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MAILING OF OFFER TO PURCHASE AND INFORMATION CIRCULAR

Calgary, Alberta (November 29, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) is pleased to announce that the offer to purchase and the information circular (Offer and Circular) and other related documents associated with the Trust's previously announced offer to acquire all outstanding units of Taylor NGL Limited Partnership (Taylor) have been mailed to Taylor unitholders and are available on SEDAR (www.sedar.com).

Under the Offer, Taylor unitholders will be able to elect to receive $11.20 in cash or 0.42 Trust units per Taylor unit. Eligible taxable, Canadian resident Taylor unitholders will be able to elect to receive AltaGas Holding Limited Partnership No. 1 Class B units (exchangeable units) as a portion of the consideration. The offer consideration is subject to aggregate limits, subject to adjustment, of Cdn $245 million in cash and 8 million Trust units, including up to approximately 1.9 million exchangeable units. The offer to purchase will be open for acceptance until 5:00 p.m. (Calgary time) on January 8, 2008, unless extended or withdrawn. The acquisition will be funded through existing credit facilities.

The Taylor acquisition is an outstanding strategic fit for AltaGas that positions the Trust as a market leader and a diversified Canadian energy infrastructure company. Acquiring Taylor builds on the Trust's existing natural gas and power businesses while presenting substantial opportunities to leverage the AltaGas portfolio of assets further across the energy value chain.

Successful completion of the acquisition is subject to two-thirds of Taylor units, excluding those owned by AltaGas being tendered, as well as customary regulatory approvals.

AltaGas has retained Georgeson as information agent to respond to inquiries from unitholders regarding the transaction. Georgeson may be contacted toll-free at 1-888-605-8412. The Depositary for the Offer is Computershare Investor Services Inc. Inquiries should be directed to 1-800-564-6253 or corporateactions@computershare.com.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

Not for distribution to U.S. newswire services or for dissemination in the United States.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

\- 30 -

For further information contact:

AltaGas Income Trust:

Media
C.J. Wilkins
(403) 691-9890
cj.wilkins@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

Form 52-109F2 - Certification of Interim Filings

I, David W. Cornhill, Chairman, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***September 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 6, 2007

"Signed"

David W. Cornhill,
Chairman, President and
Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Richard M. Alexander, Executive Vice President, Chief Operating Officer and Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***September 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 6, 2007

"Signed"

Richard M. Alexander
Executive Vice President, Chief Operating Officer and Chief Financial Officer

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim Consolidated Financial Statements presented herein reports on a continuity of interests accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc. (ASI). This MD&A dated November 7, 2007 is a review of the results of operations and the liquidity and capital resources of the Trust for the three and nine months ended September 30, 2007 compared to the three and nine months ended September 30, 2006. It should be read in conjunction with the accompanying unaudited Consolidated Financial Statements and notes thereto of the Trust as at and for the three and nine months ended September 30, 2007 and with the audited Consolidated Financial Statements and MD&A contained in the Trust's annual report for the year ended December 31, 2006.

This MD&A contains forward looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership and AltaGas Pipeline Partnership, as well as PremStar Energy Canada Limited Partnership (PremStar) and ECNG Energy L.P. (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is derived from operating income earned from partnership interests held by AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1), from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

Consolidated Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**322.1**	317.9	**1,091.9**	995.2
Unrealized gains (losses) on risk management	**1.1**	-	**1.6**	-
Net revenue[1]	**88.2**	82.5	**247.6**	234.3
EBITDA[1]	**49.1**	45.1	**133.4**	128.6
EBITDA before unrealized gains (losses) on risk management[1]	**48.0**	45.1	**131.8**	128.6
Operating income[1]	**37.5**	33.7	**97.7**	94.6
Operating income before unrealized gains (losses) on risk management[1]	**36.4**	33.7	**96.1**	94.6
Net income	**31.4**	28.8	**77.0**	87.2
Net income before tax-adjusted unrealized gains (losses) on risk management[1]	**30.7**	28.8	**76.8**	87.2
Net income before SIFT tax[1]	**30.9**	28.8	**83.0**	87.2
Total assets	**1,162.5**	1,030.6	**1,162.5**	1,030.6
Total long-term liabilities	**354.2**	343.9	**354.2**	343.9
Net additions (reductions) to capital assets	**5.9**	23.5	**(8.0)**	54.0
Distributions declared[2]	**30.0**	28.1	**88.2**	82.1
Cash flows				
Cash from operations	**30.8**	40.8	**123.5**	110.3
Funds from operations[1]	**47.6**	43.2	**125.1**	119.9

	Three Months Ended September 30		Nine Months Ended September 30	
($ per unit)	**2007**	2006	**2007**	2006
EBITDA[1]	**0.85**	0.81	**2.33**	2.33
EBITDA before unrealized gains (losses) on risk management[1]	**0.83**	0.81	**2.30**	2.33
Net income	**0.54**	0.52	**1.35**	1.58
Net income before tax-adjusted unrealized gains (losses) on risk management[1]	**0.53**	0.52	**1.34**	1.58
Net income before SIFT tax[1]	**0.54**	0.52	**1.45**	1.58
Distributions declared[2]	**0.52**	0.505	**1.54**	1.485
Cash flows				
Cash from operations	**0.53**	0.73	**2.16**	2.00
Funds from operations[1]	**0.83**	0.78	**2.19**	2.17
Units outstanding - basic (millions)				
During the period[3]	**57.7**	55.7	**57.2**	55.2
End of period	**57.8**	55.9	**57.8**	55.9

(1) *Non-GAAP financial measure. See discussion in Non-GAAP Financial Measures section of this MD&A.*

(2) *Distributions declared of $0.175 per unit per month commencing in August 2007. From August 2006 to July 2007 distributions of $0.17 per unit per month were declared. From March 2006 to July 2006 distributions of $0.165 per unit per month were declared. In January 2006 distributions of $0.16 per unit per month were declared.*

(3) *Weighted average.*

CONSOLIDATED FINANCIAL REVIEW

Three Months Ended September 30

Net income for the three months ended September 30, 2007 was $31.4 million ($0.54 per unit) compared to $28.8 million ($0.52 per unit) for the same period in 2006. Net income was higher this quarter than the same quarter last year as a result of higher hedge prices and lower costs in the Power Generation segment, higher rates and a new facility in the Field Gathering and Processing (FG&P) segment and unrealized gains as a result of changes in the fair value of risk management contracts. These increases were partially offset by higher operating and administrative costs, lower throughput in the FG&P segment, higher income tax expense, a one-time write-off of costs related to the deferred Noel project, lower Alberta spot power prices and lower contributions from the Energy Services segment.

On a consolidated basis, net revenue for third quarter 2007 was $88.2 million compared to $82.5 million in the same quarter last year. Net revenue increased for third quarter 2007 due to higher hedge prices and lower costs in the Power Generation segment, increased rates, routine equalization adjustments and a new facility in FG&P, and the unrealized gain in the fair value of risk management contracts. The increases were partially offset by lower throughput in FG&P, lower revenues as a result of the sale of oil and gas assets in May 2007 and lower Alberta spot power prices.

In the Extraction and Transmission, Power Generation and Energy Services segments, net revenue which is defined in the Non-GAAP Financial Measures section of this MD&A, better reflects performance than does revenue as changes in the market price of natural gas and power affect both revenue and cost of goods sold.

Operating and administrative expense for third quarter 2007 was $39.1 million compared to $37.2 million in the same quarter last year. The increase was primarily due to a one-time $1.5 million charge related to costs specific to the deferred Noel project. The total cost of the Noel project incurred to date was $3.4 million of which $1.6 million is expected to be recovered.

Amortization expense for third quarter 2007 was $11.7 million compared to $11.4 million in the same quarter last year. The increase was a result of new and expanded FG&P facilities and increased ownership at one of the Empress extraction facilities, partially offset by the disposition of oil and natural gas production assets.

Interest expense for the third quarter 2007 was $2.9 million compared to $3.2 million in the same quarter last year. The decrease was due to lower average debt balances of $225.2 million compared to $271.1 million for the same period in 2006 as a result of repaying long-term debt with excess cash generated from operations. The average borrowing rate in third quarter 2007 was 5.3 percent compared to 4.8 percent in third quarter 2006.

Income tax expense for third quarter 2007 was $3.2 million compared to $1.7 million in the same quarter last year. The increase was due to higher taxable income and a tax impact on unrealized gains related to risk management assets and liabilities, partially offset by an adjustment of $0.5 million to future income tax liabilities as a result of the Specified Investment Flow-Through (SIFT) tax.

Nine Months Ended September 30

Net income for the nine months ended September 30, 2007 was $77.0 million ($1.35 per unit) compared to $87.2 million ($1.58 per unit) for the same period last year. Excluding the non-cash SIFT tax of $6.0 million recorded in the nine months ended September 30, 2007 and the non-cash tax benefit of $6.6 million recorded in second quarter 2006, net income was $83.0 million ($1.45 per unit) compared to $80.6 million ($1.46 per unit). Net income increased as a result of higher prices and lower costs in the Power Generation segment, new facilities, higher rates and product revenues in the FG&P segment, an unrealized gain on risk management contracts, a one-time gain from the sale of oil and natural gas production assets and lower interest expense. The increases in net income were partially offset by higher operating and administrative expenses, continued lower throughput in the FG&P segment, the expiration of the Genesee power

contract on March 31, 2006 which contributed $4.1 million to income in first quarter 2006, decreased earnings in the Energy Services segment, higher amortization expense, lower one-time take-or-pay contractual provisions in the FG&P segment and a one-time write-off of costs related to the deferred Noel project.

On a consolidated basis, net revenue in the first nine months of 2007 was $247.6 million compared to $234.3 million for the same period in 2006. The increase was due to higher power prices and lower costs in the Power Generation segment, new facilities, higher rates and product revenues in the FG&P segment and a one-time gain on the sale of oil and natural gas production assets. The increases were partially offset by the expiration of the Genesee power contract, lower throughput and lower one-time take-or-pay contractual provisions in the FG&P segment, a lower contribution from the oil and gas assets sold in May 2007 and decreased earnings in the Energy Services segment.

Operating and administrative expense for the nine months ended September 30, 2007 was $114.1 million compared to $105.7 million for the same period in 2006. The increase was due to additional costs related to new facilities, increased ownership at one of the extraction facilities, higher compensation costs and a one-time $1.5 million write-off of costs specific to the deferred Noel project.

Amortization expense for the first nine months of 2007 was $35.7 million compared to $34.0 million for the same period in 2006. The increase was primarily due to new and expanded facilities in the FG&P segment, partially offset by the sale of oil and natural gas production assets.

Interest expense for the nine months ended September 30, 2007 was $9.0 million compared to $9.9 million for the same period last year. The decrease was primarily due to a lower average debt balance of $240.4 million compared to $273.5 million for the same period in 2006 as a result of repaying long-term debt with excess cash generated from operations. The average borrowing rate in the first nine months of 2007 was 5.2 percent compared to 4.9 percent in the same period in 2006.

During third quarter 2007 AltaGas recalculated the estimate for the SIFT tax reported in second quarter. The recalculation resulted in a decrease in SIFT tax from $14.5 million to $6.5 million. The change resulted in an increase in net income for second quarter 2007 to $21.1 million ($0.37 per unit) from $13.1 million ($0.23 per unit) previously reported. Net income for the six months ended June 30, 2007 increased to $45.6 million ($0.80 per unit) from $37.6 million ($0.66 per unit) previously reported. The results reported for the nine months ended September 30, 2007 reflect the adjustment made to second quarter 2007 results.

Income tax expense for the nine months ended September 30, 2007 was $11.7 million compared to an income tax recovery of $2.5 million in the same period in 2006. The increase was due to the non-cash charge of $6.0 million to record future income tax liabilities for differences between the accounting and tax basis of AltaGas' assets and liabilities as a result of the SIFT tax, a $6.6 million non-cash tax benefit recorded in 2006 due to Alberta and federal income tax rate reductions, $1.4 million tax impact on unrealized gains related to risk management assets and liabilities and $0.8 million from higher taxable income. These increases were partially offset by a future income tax recovery of $0.6 million from the sale of oil and natural gas production assets.

Specified Investment Flow-Through Tax

On June 12, 2007 the SIFT tax included in Bill C-52 received Third Reading and on June 22, 2007 it received Royal Assent, creating a new 31.5 percent tax to be applied to distributions from certain income trusts and partnerships, including AltaGas, effective January 1, 2011. Prior to this legislation, AltaGas' future income tax liability reflected only those temporary differences in the Trust's subsidiaries that were subject to tax. While net income in the nine months ended September 30, 2007 was significantly reduced by this future income tax adjustment, the non-cash future income tax expense has no impact on current cash flows.

Management will continue to review and consider alternatives for the most efficient organizational structure for AltaGas

subject to the passage of the legislation and the provision of further guidance by the federal government. AltaGas' decision will be the one that best protects its unitholders.

NON-GAAP FINANCIAL MEASURES

This MD&A contains references to certain financial measures that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated consistent with previous disclosures.

Net Revenue		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2007**	2006	**2007**	2006
Net revenue		**88.2**	82.5	**247.6**	234.3
Add:	Cost of sales	**233.9**	235.4	**844.3**	760.9
Revenue (GAAP financial measure)		**322.1**	317.9	**1,091.9**	995.2

Net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, is a better reflection of performance than revenue, as changes in the market price of natural gas and power affect both revenue and cost of sales.

Operating Income		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2007**	2006	**2007**	2006
Operating income		**37.5**	33.7	**97.7**	94.6
Add (deduct):	Interest expense	**(2.9)**	(3.2)	**(9.0)**	(9.9)
	Income tax expense	**(3.2)**	(1.7)	**(11.7)**	2.5
Net income (GAAP financial measure)		**31.4**	28.8	**77.0**	87.2

Operating income is a measure of the Trust's profitability from its principal business activities prior to how these activities are financed or how the results are taxed. Operating income is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses and amortization.

Operating Income Before Unrealized Gains (Losses) on Risk Management		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2007**	2006	**2007**	2006
Operating income before unrealized gains (losses) on risk management		**36.4**	33.7	**96.1**	94.6
Add (deduct):	Unrealized gains (losses) on risk management	**1.1**	-	**1.6**	-
	Interest expense	**(2.9)**	(3.2)	**(9.0)**	(9.9)
	Income tax expense	**(3.2)**	(1.7)	**(11.7)**	2.5
Net income (GAAP financial measure)		**31.4**	28.8	**77.0**	87.2

Operating income before unrealized gains (losses) on risk management is a measure of the Trust's profitability from its principal business activities prior to accounting for how these activities are financed, how the results are taxed, and how the impact of gains (losses) from risk management activities affected operations. Operating income before unrealized gains (losses) on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains (losses) on risk management less operating and administrative expenses and amortization.

EBITDA		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2007**	2006	**2007**	2006
EBITDA		**49.1**	45.1	**133.4**	128.6
Add (deduct):	Amortization	**(11.6)**	(11.4)	**(35.7)**	(34.0)
	Interest expense	**(2.9)**	(3.2)	**(9.0)**	(9.9)
	Income tax expense	**(3.2)**	(1.7)	**(11.7)**	2.5
Net income (GAAP financial measure)		**31.4**	28.8	**77.0**	87.2

EBITDA is a measure of the Trust's operating profitability. EBITDA provides an indication of the results generated by the Trust's principal business activities prior to accounting for how these activities are financed, assets are amortized or how the results are taxed. EBITDA is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses.

EBITDA Before Unrealized Gains (Losses) on Risk Management		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2007**	2006	**2007**	2006
EBITDA before unrealized gains (losses) on risk management		**48.0**	45.1	**131.8**	128.6
Add (deduct):	Unrealized gains (losses) on risk management	**1.1**	-	**1.6**	-
	Amortization	**(11.6)**	(11.4)	**(35.7)**	(34.0)
	Interest expense	**(2.9)**	(3.2)	**(9.0)**	(9.9)
	Income tax expense	**(3.2)**	(1.7)	**(11.7)**	2.5
Net income (GAAP financial measure)		**31.4**	28.8	**77.0**	87.2

EBITDA before unrealized gains (losses) on risk management is a measure of the Trust's operating profitability. EBITDA before unrealized gains (losses) on risk management provides an indication of the results generated by the Trust's principal business activities prior to accounting for the impact of unrealized gains (losses) from risk management activities and how business activities are financed, assets are amortized or how the results are taxed. EBITDA before gains (losses) on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains (losses) on risk management less operating and administrative expenses.

Net Income Before Tax-Adjusted Unrealized Gains (Losses) on Risk Management		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2007**	2006	**2007**	2006
Net income before tax-adjusted unrealized gains (losses) on risk management		**30.7**	28.8	**76.8**	87.2
Add (deduct):	Unrealized gains (losses) on risk management	**1.1**	-	**1.6**	-
	Income tax expense on risk management	**(0.4)**	-	**(1.4)**	-
Net income (GAAP financial measure)		**31.4**	28.8	**77.0**	87.2

Net income before tax-adjusted unrealized gains (losses) on risk management is a better reflection of performance than net income, as changes related to risk management are based on estimates relating to commodity prices and foreign exchange rates over time.

Funds from Operations	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2007**	2006	**2007**	2006
Funds from operations	**47.6**	43.2	**125.1**	119.9
Add (deduct): Net change in non-cash working capital	**(16.4)**	(2.4)	**(1.0)**	(9.6)
Asset retirement obligations settled	**(0.4)**	-	(0.6)	-
Cash from operations (GAAP financial measure)	**30.8**	40.8	**123.5**	110.3

Funds from operations is used to assist management and investors in analyzing operating performance without regard to changes in the Trust's non-cash working capital in the period. Funds from operations as presented should not be viewed as an alternative to cash from operations, or other cash flow measures calculated in accordance with GAAP. Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash provided by operating activities before changes in non-cash working capital and expenditures incurred to settle asset retirement obligations.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2007**	2006	**2007**	2006
Field Gathering and Processing	**3.1**	7.4	**13.7**	18.4
Extraction and Transmission	**9.9**	10.4	**27.2**	28.1
Power Generation	**31.5**	24.1	**74.3**	65.4
Energy Services	**(0.2)**	1.6	**2.0**	2.5
Corporate	**(6.8)**	(9.8)	**(19.5)**	(19.8)
	37.5	33.7	**97.7**	94.6
Operating income before unrealized gains (losses) on risk management	**36.4**	33.7	**96.1**	94.6

FIELD GATHERING AND PROCESSING

The Field Gathering and Processing segment includes natural gas gathering pipelines and processing facilities, as well as AltaGas' investments in businesses ancillary to the field gathering and processing business.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**33.4**	34.7	**103.4**	102.7
Net revenue	**31.5**	32.3	**98.0**	95.2
Operating and administrative	**21.9**	19.0	**64.8**	59.5
Amortization	**6.5**	5.8	**19.5**	17.4
Operating income	**3.1**	7.4	**13.7**	18.4

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Capacity (Mmcf/d)(1)	**1,008**	1,021	**1,008**	1,021
Throughput (gross Mmcf/d)(2)	**510**	537	**532**	557
Capacity utilization (%)(2)	**51**	53	**53**	55
Average working interest (%)(1)	**92**	92	**92**	92

(1) *As at September 30.*

(2) *Average for the period.*

Three Months Ended September 30

Operating income in the FG&P segment in third quarter 2007 was $3.1 million compared to $7.4 million for the same quarter last year. Excluding the impact of the $1.9 million reversal recorded in second quarter 2006 for corporate costs previously charged to the segment, operating income decreased $2.4 million. $1.9 million of the decrease was due to lower throughput resulting mainly from natural declines and lower producer activity, as well as $0.5 million in one-time take-or-pay contractual provisions in the third quarter of 2006, $0.4 million of higher non-flowthrough operating and compensation costs and $0.5 million of higher amortization resulting from the expansion of existing facilities. These decreases were partially offset by $0.9 million as a result of recontracting at higher rates, routine equalization adjustments and the new Clear Hills facility.

Throughput in third quarter 2007 averaged 510 Mmcf/d compared to 537 Mmcf/d in third quarter 2006. The 5 percent decrease in throughput was primarily due to natural declines, lower producer activity and scheduled downtime. The impact of the scheduled downtime was approximately 1 percent or 5 Mmcf/d of total gross throughput, and had a negligible impact on operating income. In the North district, throughput decreased by 18 Mmcf/d due to natural declines, lower producer activity and scheduled downtime, partially offset by 8 Mmcf/d contributed by the new Clear Hills facility. The decline of 17 Mmcf/d in the South district was due to natural declines, lower producer activity and scheduled downtime. During the quarter, AltaGas' one-third interest in the Ikhil Joint Venture was sold as part of its divestiture plan for non-core production assets. The Ikhil Joint Venture delivered an average of approximately 1.5 Mmcf/d of sweet dry gas into an 8 Mmcf/d field processing facility. During the quarter, the 5 Mmcf/d Del Bonita facility was removed from service due to lack of success by area producers in finding significant reserves. The facility has been dismantled and the equipment has been redeployed.

Utilization reported in third quarter 2007 was 51 percent compared to 53 percent reported in the same quarter last year due to lower throughput as a result of natural declines and the slowdown in producer drilling.

Net revenue for the FG&P segment in third quarter 2007 was $31.5 million compared to $32.3 million for the same

period in 2006. The decrease was due to lower throughput as a result of natural declines and lower producer activity, as well as lower operating cost flowthrough revenue. The decrease was partially offset by $1.9 million from increased rates, routine equalization adjustments and revenue from the new Clear Hills facility. The prior year's net revenue included $0.5 million of one-time take-or-pay contractual provisions.

Operating and administrative expense for third quarter 2007 was $21.9 million compared to $19.0 million for the same period in 2006. Results for third quarter 2006 included a one-time reversal of $1.9 million of corporate costs which were previously charged to the operating segment. The $1.0 million increase was primarily due to additional operating costs at the new Clear Hills facility and higher compensation costs.

Amortization expense for the FG&P segment in third quarter 2007 was $6.5 million compared to $5.8 million for the same period last year due to new and expanded facilities.

Operating income as a percentage of net revenue in third quarter 2007 was 10 percent compared to 23 percent in the same quarter in 2006. The decrease in the third quarter was primarily due to lower throughput, a one-time reversal of corporate costs in 2006, higher amortization and higher operating expenses. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Nine Months Ended September 30

Operating income in the FG&P segment in the nine months ended September 30, 2007 was $13.7 million compared to $18.4 million for the same period last year. The decrease included $5.4 million due to lower throughput which was partially offset by $4.2 million of operating income from new facilities, increased rates and product revenues. Operating income also decreased as a result of $1.1 million in higher compensation costs, $1.0 million of amortization from maintenance capital and expanded facilities, and $1.5 million in lower one-time take-or-pay contractual provisions.

Throughput in the nine months ended September 30, 2007 averaged 532 Mmcf/d compared to 557 Mmcf/d for the same period in 2006. The 4 percent decrease was primarily due to natural declines and lower producer activity. The impact of these factors would have been more significant were it not for the throughput additions of 13 Mmcf/d contributed by AltaGas' new Clear Prairie, Clear Hills and Princess facilities. Of the 25 Mmcf/d throughput decrease, 14 Mmcf/d was attributable to the North district and the balance to the South district. In the North district, the Wabasca area experienced throughput declines of 10 Mmcf/d as a result of a less successful drilling program than the previous year. The decline in the South district was due to natural declines, partially offset by higher throughput from new wells at South Foothills.

Utilization for the nine months ended September 30 was 53 percent and 55 percent for 2007 and 2006 respectively. The decrease was due to lower throughput as a result of natural declines and the slowdown in producer drilling activity.

Net revenue for the nine months ended September 30, 2007 was $98.0 million compared to $95.2 million for the same period last year. The increase was due to $6.7 million of revenue generated from new facilities and $2.9 million from higher rates, and product revenues, partially offset by $5.4 million due to lower well tie-ins and natural declines. One-time take-or-pay contractual provisions of $1.5 million recorded in 2006 also contributed to the decrease in net revenue.

Operating and administrative expense for the nine months ended September 30, 2007 was $64.8 million compared to $59.5 million for the same period in 2006. The increase was mainly attributable to new facilities and $1.1 million of higher compensation costs.

Amortization expense for the FG&P segment for the nine months ended September 30, 2007 was $19.5 million compared to $17.4 million for the same period in 2006 due to new and expanded facilities.

Operating income as a percentage of net revenue in the nine months ended September 30, 2007 was 14 percent,

compared to 19 percent in the same period in 2006. The decrease was due to lower throughput, lower take-or-pay adjustments and additional compensation costs. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

FG&P Outlook

Operating income in the FG&P segment in 2007 is expected to be lower than 2006 due to continued lower throughput. However, the commissioning of the Acme facility in the fourth quarter is expected to partially offset the impact of lower throughput for the remainder of 2007. While results in the FG&P segment are expected to be lower this year compared to last, AltaGas is continuing to execute its strategy of converting contracts to flowthrough operating costs, raising processing fees and managing operating costs while continuing to provide high-quality service. In third quarter 2007 three of four major contracts at one of the larger facilities were amended to operating cost flowthrough for the majority of volumes. This amendment is expected to substantially increase the operating income at this facility. This ongoing strategy should continue to improve returns on invested capital in low throughput times while positioning AltaGas to capture upside when gas production activity increases. The majority of AltaGas facilities are also moveable, providing the opportunity to redeploy equipment to areas that are more active and productive.

In 2007 AltaGas expects to spend approximately $37 million of capital in addition to the Acme coal bed methane processing facility and associated gathering and sales lines.

AltaGas' previously announced Noel natural gas pipeline and Pouce Coupe processing facility expansion project was deferred due to uncertainty around installation costs and low gas prices. AltaGas continues to pursue the expansion of the Pouce Coupe facility to provide gas processing infrastructure in the area.

The new 10 Mmcf/d new gas processing facility and associated gathering and sales lines near Acme, Alberta will process coal bed methane and is expected to cost $13 million. The facility is expected to be in service in November 2007.

AltaGas sold its one-third interest in the Ikhil Joint Venture effective July 31, 2007. There was a negligible gain recorded on the sale. For the period October to December 2006, these assets contributed approximately $0.4 million to the operating income of the FG&P segment.

EXTRACTION AND TRANSMISSION

The Extraction and Transmission (E&T) segment consists of interests in four ethane and NGL extraction plants, one fractionation facility, five natural gas transmission systems and one condensate pipeline.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**32.7**	41.1	**103.6**	114.6
Net revenue	**17.0**	17.9	**48.1**	47.7
Operating and administrative	**5.0**	5.6	**14.8**	13.8
Amortization	**2.1**	1.9	**6.1**	5.8
Operating income	**9.9**	10.4	**27.2**	28.1

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Extraction inlet capacity (Mmcf/d)[1]	**554**	539	**554**	539
Extraction volumes (Bbls/d)[2]	**16,859**	19,880	**19,747**	19,421
Transmission volumes (Mmcf/d)[2][3]	**407**	388	**407**	396

[1] *As at September 30.*

[2] *Average for the period.*

[3] *Excludes condensate pipeline volumes.*

Three Months Ended September 30

Operating income in the E&T segment in third quarter 2007 was $9.9 million compared to $10.4 million for the same period in 2006. The decrease was primarily due to lower extraction volumes produced, as well as higher revenue deferral in the transmission business resulting from actual volumes transported being lower than contracted volumes on the Suffield transmission system. The average frac spread was $25.00/Bbl for the third quarter of 2007 and 2006. Partially offsetting the decrease in operating income in the segment were higher frac spread-exposed NGL volumes in the extraction business as a result of the increased ownership at one of the Empress facilities and the expansion of the Cold Lake transmission system.

Average ethane and NGL volumes in the extraction business were lower in third quarter 2007 compared to the same quarter last year mainly due to lower downstream natural gas demand and a scheduled 10-day turnaround at the Edmonton extraction plant, partially offset by increased volumes at the Empress facilities. Transmission volumes were up mainly due to higher volumes moved on the Suffield system.

Net revenue in third quarter 2007 was $17.0 million compared to $17.9 million in the same period in 2006. Net revenue in the quarter was down due to lower ethane volumes produced in the extraction business and higher revenue deferral in the transmission business. The decrease was partially offset by higher volumes exposed to frac spread, the increased ownership at one of the Empress facilities and the expansion of the Cold Lake transmission system.

Operating and administrative expense in third quarter 2007 was $5.0 million compared to $5.6 million for the same period in 2006. The decrease was mainly due to lower volumes processed through the Edmonton extraction plant, partially offset by increased costs at one of the Empress facilities due to the increased ownership.

Amortization expense in third quarter 2007 was $2.1 million compared to $1.9 million for the same period in 2006. The slight increase was due to the increased ownership at one of the Empress facilities and the enhanced ethane recovery project.

Operating income as a percentage of net revenue in third quarter 2007 and 2006 was 58 percent. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Nine Months Ended September 30

Operating income in the E&T segment for the nine months ended September 30, 2007 was $27.2 million compared to $28.1 million for the same period in 2006. Operating income decreased $0.8 million as a result of lower frac spreads and $0.7 million as a result of revenue deferral resulting from lower than contracted volumes transported on the Suffield transmission system. The decreases were partially offset by higher frac spread-exposed NGL volumes in the extraction business and the expansion of the Cold Lake transmission system, which began contributing to income in May 2007. Although frac spreads remained strong at $18.00/Bbl for the nine months ended September 30, 2007, they were lower than the historic high of $20.50/Bbl for the same period in 2006.

Average ethane and NGL volumes increased as a result of higher volumes processed through the Empress facilities. Transmission volumes were up mainly due to higher volumes transported on the Suffield system.

Net revenue in the nine months ended September 30, 2007 was $48.1 million, compared to $47.7 million for the same period in 2006. The increase was due to higher ethane and NGL volumes from additional gas supply arrangements, increased ownership at one of the Empress facilities, the expansion of the Cold Lake transmission system and higher operating cost recovery. These increases were partially offset by lower frac spreads and deferred revenue due to lower than contracted volumes on the Suffield system.

Operating and administrative expense for the nine months ended September 30, 2007 was $14.8 million compared to $13.8 million for the same period last year. The increase was due to the increased ownership at one of the Empress facilities and higher variable costs associated with increased utilization at the extraction facilities.

Amortization expense in the nine months ended September 30, 2007 was $6.1 million compared to $5.8 million for the same period in 2006. The increase was due to the increased ownership at one of the Empress facilities and the enhanced ethane recovery project.

Operating income as a percentage of net revenue in the nine months ended September 30, 2007 was 57 percent compared to 59 percent in the same period last year. The decrease was primarily due to lower frac spreads in the extraction business and higher operating cost recoveries, partially offset by higher extraction volumes. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

E&T Outlook

AltaGas expects results in the E&T segment in 2007 to be higher than 2006. Results for the remainder of 2007 are expected to be stronger than fourth quarter 2006 due to higher frac spreads, higher volumes exposed to frac spreads and lower revenue deferral in the transmission business. The enhanced ethane recovery project at the Edmonton extraction facility, completed in January 2007, increased ethane production capability by 800 Bbls/d. The full-year production impact of the enhanced ethane recovery project and increased ownership of one of the Empress facilities are both expected to contribute to increased earnings in 2007. The expansion of the Cold Lake transmission system is also expected to contribute to increased earnings in 2007. Based on projected volumes on the Suffield system, AltaGas expects to record revenue deferrals in 2007 similar to those recorded in 2006.

POWER GENERATION

The Power Generation segment comprises 378 MW of total power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B power purchase arrangements (PPA) and a capital lease for 25 MW of gas-fired power peaking capacity.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**51.7**	48.7	**136.7**	140.0
Net revenue	**33.9**	26.1	**81.3**	71.8
Operating and administrative	**0.5**	0.2	**1.4**	0.9
Amortization	**1.9**	1.8	**5.6**	5.5
Operating income	**31.5**	24.1	**74.3**	65.4

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Volume of power sold (GWh)	**673**	669	**1,988**	2,167
Average price received on the sale of power ($/MWh)(1)	**76.92**	72.88	**68.77**	64.60
Alberta Power Pool average spot price ($/MWh)(1)	**92.00**	94.87	**68.53**	68.36

(1) Average for the period.

Three Months Ended September 30

Operating income for the Power Generation segment in third quarter 2007 was $31.5 million compared to $24.1 million for the same quarter in 2006. Operating income increased by $7.4 million due to higher hedge prices, lower PPA costs mainly as a result of a favourable 30-day rolling average power price received during the Sundance scheduled outage and lower transmission costs. These increases were partially offset by lower average spot power prices and costs incurred to comply with Alberta's Specified Gas Emitters Regulation (SGER).

Net revenue in third quarter 2007 was $33.9 million compared to $26.1 million for the same period in 2006 due to $4.5 million from higher hedge prices, $4.3 million from lower PPA costs mainly as a result of a favourable 30-day rolling average power price received during the Sundance scheduled outage and $1.0 million from lower transmission costs. These increases were partially offset by lower revenue from unhedged sales of $1.3 million and costs incurred to comply with Alberta's SGER of $0.7 million.

Operating and administrative expense was $0.5 million in third quarter 2007 compared to $0.2 million for the same period in 2006. In March 2007 AltaGas began providing operating and maintenance services to the leased peaking plants. While this has not materially impacted operating income, it has resulted in slightly lower cost of sales offset by higher operating expenses.

Amortization expense of $1.9 million in third quarter 2007 was similar to $1.8 million in the same period in 2006.

Operating income as a percentage of net revenue in third quarter 2007 was 93 percent compared to 92 percent in the same period in 2006. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Nine Months Ended September 30

Operating income for the nine months ended September 30, 2007 was $74.3 million compared to $65.4 million for the same period in 2006. The increase was due to higher power prices received on both hedged and unhedged sales, as

well as lower PPA costs mainly as a result of a favourable 30-day rolling average power price received during the Sundance scheduled outage, and lower transmission costs. These increases were partially offset by the expiration of the Genesee contract in March 2006 and costs incurred to comply with Alberta's SGER.

The volume of power sold in the nine months ended September 30, 2007 was lower than the same period of 2006 primarily as a result of the Genesee contract expiration on March 31, 2006.

Net revenue for the nine months ended September 30, 2007 was $81.3 million compared to $71.8 million for the same period in 2006. The increase included $8.1 million due to higher power prices, $5.0 million due to lower PPA costs, mainly as a result of a favourable 30-day rolling average power price received during the Sundance scheduled outage, and lower transmission costs of $1.1 million. These increases were partially offset by the expiration of the Genesee contract which contributed $4.1 million and $0.7 million of costs incurred to comply with Alberta's SGER.

Operating and administrative expense of $1.4 million in the nine months ended September 30, 2007 was higher than the $0.9 million reported in the nine months ended September 30, 2006, primarily due to the operating and maintenance services AltaGas began providing to the leased peaking plants in March 2007.

Amortization expense of $5.6 million in the nine months ended September 30, 2007 was similar to $5.5 million in the same period in 2006.

Operating income as a percentage of net revenue was 91 percent in the nine months ended September 30, 2007 and 2006. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Power Generation Outlook

Operating income in the Power Generation segment is expected to be higher in 2007 than in 2006. The contribution from hedged power volumes is expected to be higher than in 2006 as a result of higher average hedge prices of approximately $66/MWh compared to $60/MWh. Consistent with AltaGas' hedge program, approximately two-thirds of the power available from the Sundance B PPAs has been hedged and the remaining one-third of power volumes is exposed to the spot price in Alberta. Current forward prices for the remainder of 2007 are slightly higher than what was realized in the nine months ended September 30, 2007 but below what was realized in the fourth quarter of 2006. As a result AltaGas expects spot prices for 2007 as a whole to average lower than in 2006. Operating income for the year is expected to be higher due to higher average hedge prices and lower costs. For 2008, AltaGas has hedged at prices that are significantly higher than 2007's $66/MWh.

On June 27, 2007 the Alberta government passed the Specified Gas Emitters Regulation which requires large final emitters to reduce greenhouse gas emissions by 12 percent beginning July 1, 2007. The regulation is expected to increase 2007 operating expenses by approximately $2.1 million (approximately $5.0 million annualized based on normal generation at Sundance). To the extent these costs can be recovered through higher power pool prices or by the reduction of emissions or by creating or acquiring offsets, the impact of the increased costs would be mitigated.

In first quarter 2007 AltaGas announced the acquisition of 14.4 MW of power generation capacity, increasing its gas-fired generation under operation by more than 55 percent to 39.4 MW. The new peaking generation will be installed at the Bantry and Parkland FG&P locations with access to natural gas supply and the electrical grid. The facilities are expected to be integrated into ongoing operations, with the Bantry location to be in service by the end of 2007 and the Parkland location to be in service by the end of first quarter 2008. Installation of the generating capacity is estimated to cost approximately $10 million upon completion and is expected to be accretive to net income and cash flow once operational.

AltaGas currently owns 100 percent interest in the Bear Mountain Wind Limited Partnership (BMWLP) and the Bear

Mountain wind park. AltaGas intends to finance the project, currently estimated at approximately $200 million, through its credit facilities and intends to include one or more third-party investors in the project, which will reduce ownership in the wind park to approximately 45 percent. The Bear Mountain wind park was recently optimized from 120 MW to approximately 100 MW and is underpinned by a 25-year electricity purchase agreement with BC Hydro. BMWLP continues to make progress toward finalizing its wind turbine purchase and service agreements with Enercon GmbH, a leading German manufacturer of gearless turbines. Construction is scheduled to begin in November 2007, with a planned in service date of late 2009. In late August the project obtained its Environmental Certificate from the BC Government, however the project continues to be subject to various approvals, which are anticipated to be received by late fall 2007.

ENERGY SERVICES

The Energy Services segment consists of two main businesses: an energy management business providing energy consulting and supply management services and arranging gas and power contracts for non-residential end-users; and a gas services business buying and reselling natural gas, transportation and storage. The segment included a small portfolio of oil and natural gas production assets which was sold effective May 31, 2007.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**211.1**	211.2	**795.3**	694.0
Net revenue	**3.9**	6.1	**16.9**	18.6
Operating and administrative	**3.5**	3.3	**12.1**	12.5
Amortization	**0.6**	1.2	**2.8**	3.6
Operating income (loss)	**(0.2)**	1.6	**2.0**	2.5

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Energy management service contracts(1)	**1,451**	1,342	**1,451**	1,342
Average volumes transacted (GJ/d)(2)	**342,143**	325,419	**372,931**	319,589

(1) *Active energy management service contracts at the end of the reporting period.*

(2) *Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments, and volumes sold in gas exchange transactions.*

Three Months Ended September 30

The operating loss in the Energy Services segment in third quarter 2007 was $0.2 million compared to operating income of $1.6 million for the same quarter in 2006. Operating income decreased as a result of a one-time reversal of $0.9 million of corporate costs in third quarter 2006 which were previously charged to the operating segment, lower contributions from the energy management business due to non-recurring earnings of $0.7 million and higher gas costs of $0.6 million to meet a natural gas supply contract. These reductions were partially offset by $0.3 million due to higher fixed-price commodity gas volumes and increased transportation revenue.

Net revenue in third quarter 2007 was $3.9 million compared to $6.1 million for the same period in 2006. Net revenue decreased as a result of lower operating revenue of $1.5 million from the oil and gas production assets which were sold in May 2007, $0.7 million of non-recurring earnings reported in third quarter 2006, and $0.6 million of higher gas costs to meet a natural gas supply contract. These reductions were partially offset by $0.5 million due to higher fixed-price commodity gas volumes and increased transportation revenues.

Operating and administrative expense in third quarter 2007 was $3.5 million compared to $3.3 million for the same quarter in 2006. The increase in third quarter 2007 was due to a one-time reversal of corporate costs of $0.9 million in third quarter 2006. This increase was partially offset by lower costs as a result of the sale of oil and natural gas production assets in May 2007.

Amortization expense in third quarter 2007 was $0.6 million compared to $1.2 million in the same quarter in 2006, primarily due to the sale of oil and natural gas production assets in May 2007.

Operating loss was $0.2 million in third quarter 2007 as compared to an operating income of $1.6 million, or 26 percent of net revenue, for the same period in 2006. The decrease was a result of lower contributions from the energy management business due to non-recurring earnings reported in 2006 and higher gas costs to meet a natural gas supply contract. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Nine Months Ended September 30

Operating income in the Energy Services segment in the nine months ended September 30, 2007 was $2.0 million compared to $2.5 million for the same period in 2006. The decrease was due to $2.2 million of non-recurring earnings reported in 2006 in the energy management business, higher gas costs of $1.1 million, and lower contributions of $0.6 million from the operations of the oil and natural gas production assets which were sold effective May 31, 2007. These decreases were partially offset by $1.9 million due to growth in electricity and gas services business and the one-time pre-tax gain of $1.5 million from the sale of oil and natural gas production assets.

Net revenue in the nine months ended September 30, 2007 was $16.9 million compared to $18.6 million in the same period in 2006. The decrease included a $2.6 million lower contribution due to lower volumes and prices related to the operation of the oil and gas production assets, $2.2 million related to non-recurring earnings in the energy management business, and $1.1 million due to higher gas costs to supply a natural gas contract. These decreases were partially offset by $1.9 million from higher fixed-price commodity gas sales volumes, the one-time pre-tax gain from the sale of oil and natural gas production assets of $1.5 million, and $0.8 million from higher transportation revenues and the expansion into the Ontario electricity market and growth in targeted sectors.

Operating and administrative expense the nine months ended September 30, 2007 was $12.1 million compared to $12.5 million for the same period in 2006. The decrease was primarily due to lower costs related to the operation of the oil and natural gas production assets ($1.1 million), partially offset by $0.8 million in higher administrative expenses to generate growth in gas sales volumes, transportation revenues and expansion into the electricity market.

Amortization expense in the nine months ended September 30, 2007 was $2.8 million compared to $3.6 million in the same period in 2006. The decrease was primarily due to the sale of the oil and natural gas production assets. Amortization expense related to oil and natural gas production assets was $1.2 million in the nine months ended September 30, 2007 compared to $2.2 million in the same period in 2006.

Operating income as a percentage of net revenue decreased to 12 percent in the nine months ended September 30, 2007 from 13 percent in the same period in 2006. Excluding the one-time gain, operating income as a percentage of net revenue was 3 percent in the nine months ended September 30, 2007. The decrease was the result of non-recurring earnings reported in 2006 in the energy management business, higher gas costs to meet a natural gas supply contract and lower contributions from the operation of the oil and natural gas production assets, partially offset by the one-time pre-tax gain of $1.5 million from the sale of oil and natural gas production assets, increased margins in the gas services business, and expansion into the electricity market. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Energy Services Outlook

AltaGas expects results in the Energy Services segment in 2007 to be lower than 2006 results. Non-recurring earnings realized in 2006 will continue to affect the energy management business through the balance of 2007, offsetting expected continued growth in the energy management business. This growth will be based on continued expansion into natural gas and electricity supply management and a focused national account strategy in specific targeted sectors.

Lower revenues resulting from higher gas costs related to a natural gas supply contract are expected to offset growth in the gas services business in 2007. The business is expected to grow as a result of locking in back-to-back buy and sell gas contracts which is expected to produce fixed margins for terms of up to five years. In addition, the gas services business is expected to have continued growth in its transportation business.

The Energy Services segment is an important element in increasing the value of assets in AltaGas' other segments. Energy Services works with the other segments to optimize AltaGas' assets and in this capacity is expected to contribute to earnings growth across AltaGas.

CORPORATE

The Corporate segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity, return on capital and operating income as a percentage of net revenue without the impact of the volatility in commodity prices and foreign exchange rates. Management monitors the impact of mark-to-market accounting as part of the consolidated entity as risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on net income is reported and monitored in the Corporate segment.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue[1]	**0.8**	0.5	**3.5**	2.8
Net revenue	**2.0**	0.5	**5.1**	2.8
Operating and administrative	**8.2**	9.7	**22.8**	20.8
Amortization	**0.6**	0.6	**1.8**	1.8
Operating loss	**(6.8)**	(9.8)	**(19.5)**	(19.8)
Operating loss before unrealized gains (losses) on risk management	**(7.9)**	(9.8)	**(21.1)**	(19.8)

[1] *Excludes unrealized gains (losses) on risk management.*

Three Months Ended September 30

The operating loss before unrealized gains on risk management for third quarter 2007 was $7.9 million compared to $9.8 million for the same period in 2006. The decrease was due to lower operating and administrative costs due to an adjustment of $3.0 million in third quarter 2006 related to corporate costs previously charged to the operating segments in first half 2006 and an increase of $0.3 million in interest and equity income. These decreases were partially offset by a one-time $1.5 million write-off of costs related to the deferred Noel project.

Revenue in third quarter 2007 was $0.8 million compared to $0.5 million for the same period in 2006 due to higher interest and equity income.

Effective January 1, 2007 AltaGas adopted accounting standards that require the fair value of all financial instruments to be reflected on the financial statements. On adoption, January 1, 2007, AltaGas recorded financial instrument related assets and liabilities of $107.8 million and $110.6 million respectively. The net impact to accumulated earnings and to

other comprehensive income on January 1, 2007 was $0.2 million and $2.6 million respectively. In third quarter 2007, AltaGas recorded a $1.1 million unrealized gain related to risk management contracts and back-to-back commodity purchases and sales.

Operating and administrative expense for third quarter 2007 was $8.2 million compared to $9.7 million for the same period last year. The decrease was attributable to lower administrative costs due to a $3.0 million adjustment in third quarter 2006 related to corporate costs previously charged to the operating segments in first half 2006, partially offset by a one-time $1.5 million write-off of costs related to the deferred Noel project. Total costs of the Noel project were $3.4 million, of which $1.6 million are recoverable.

Amortization expense for third quarter 2007 was consistent with the same period last year.

Nine Months Ended September 30

The operating loss before unrealized gains on risk management for the nine months ended September 30, 2007 was $21.1 million compared to $19.8 million for the same period in 2006. The increased loss was primarily due to $1.5 million in higher compensation costs and a one-time write-off of $1.5 million in costs related to the Noel project deferral. These increases were partially offset by $1.5 million in lower general corporate overhead and a one-time gain of $0.4 million on the unwinding of interest rate swaps as a result of the issuance of $100 million of medium-term notes (MTNs) in January 2007. Effective second quarter 2007 AltaGas reduced its influence over Taylor NGL Limited Partnership (Taylor) and commenced accounting for its interest in Taylor using the cost method. The effect of the change in the accounting method on the operating loss in the nine months ended September 30, 2007 was negligible.

Revenue in the nine months ended September 30, 2007 was $3.5 million compared to $2.8 million for the same period in 2006 primarily due to the gain recorded as a result of unwinding interest rate swaps in first quarter 2007 of $0.4 million and to $0.3 million from higher interest revenue.

Effective January 1, 2007 AltaGas adopted accounting standards that require the fair value of all financial instruments to be reflected on the financial statements. For the nine months ended September 30, 2007, AltaGas recorded a $1.6 million unrealized gain related to risk management contracts and back-to-back commodity purchases and sales.

Operating and administrative expense for the nine months ended September 30, 2007 was $22.8 million compared to $20.8 million for the same period last year. The increase was primarily related to $2.0 million in higher compensation costs and a write-off of costs related to the Noel project of $1.5 million, partially offset by lower general corporate overhead.

Amortization expense for the nine months ended September 30, 2007 was consistent with the same period last year.

Corporate Outlook

The operating loss in the Corporate segment is expected to be slightly higher than in 2006. Revenues from the investments in Taylor and AltaGas Utility Group Inc. (Utility Group) are expected to stay relatively flat and AltaGas expects lower operating and administrative expense due to lower ongoing costs to meet certification requirements mandated by the Canadian Securities Administrators. The lower costs of meeting certification requirements are expected to be more than offset by higher compensation costs.

The effects of financial instruments are based on estimates relating to commodity prices and foreign exchange rates over time. The actual amounts will vary based on these factors. Consequently, management is unable to predict the impact of financial instruments. However the impact of the accounting standards is expected to be relatively low as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During third quarter 2007 AltaGas increased its capital assets, long-term investments and other assets by $12.3 million compared to $25.1 million in third quarter 2006. The increase was due to acquiring an additional $20.3 million in capital assets and $1.1 million increase in the fair value of assets available for sale, partially offset by the special distribution of AltaGas Utility Group Inc. common shares valued at $4.2 million, $2.7 million collected on a note receivable and the elimination of $2.3 million in loans advanced to the Bear Mountain Wind Limited Partnership (BMWLP) as a result of AltaGas acquiring all the outstanding partnership units in BMWLP. During third quarter 2007 AltaGas disposed of $14.4 million in original cost of assets due mainly to the sale of its interest in the Ikhil Joint Venture. The gain on sale was negligible.

During the nine months ended September 30, 2007 AltaGas increased its capital assets by $53.7 million compared to $58.8 million in the same period in 2006. The increase was mainly due to the acquisition of capital assets of $38.2 million, a $12.7 million increase as a result of the increase in the fair value of assets available for sale and a promissory note of $9.2 million recorded in long-term investments. These increases were partially offset by the special distribution of Utility Group common shares valued at $4.2 million and the elimination of $2.3 million in loans advanced to BMWLP. The $46.2 million of disposals included the $30.2 million disposition of the original cost of the oil and natural gas production assets in Energy Services and the original cost of the $14.4 million interest in the Ikhil Joint Venture.

Net Invested Capital - Investment Type — Three Months Ended September 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	**5.6**	**0.8**	**5.4**	**8.0**	**0.5**	**20.3**
Long-term investments and other assets	-	-	**(1.0)**	-	**(7.0)**	**(8.0)**
	5.6	**0.8**	**4.4**	**8.0**	**(6.5)**	**12.3**
Disposals:						
Capital assets	**(14.3)**	**(0.1)**	-	-	-	**(14.4)**
Net invested capital	**(8.7)**	**0.7**	**4.4**	**8.0**	**(6.5)**	**(2.1)**

Net Invested Capital - Investment Type — Nine Months Ended September 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	**13.8**	**4.8**	**9.3**	**8.7**	**1.6**	**38.2**
Long-term investments and other assets	-	-	**(0.5)**	-	**16.0**	**15.5**
	13.8	**4.8**	**8.8**	**8.7**	**17.6**	**53.7**
Disposals:						
Capital assets	**(15.6)**	**(0.4)**	-	**(30.2)**	-	**(46.2)**
Net invested capital	**(1.8)**	**4.4**	**8.8**	**(21.5)**	**17.6**	**7.5**

Net Invested Capital - Investment Type

Three Months Ended September 30, 2006

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	23.3	0.6	(1.3)	-	0.9	23.5
Long-term investments and other assets	-	-	2.1	-	(0.5)	1.6
	23.3	0.6	0.8	-	0.4	25.1
Disposals:						
Capital assets	-	-	-	-	-	-
Net invested capital	23.3	0.6	0.8	-	0.4	25.1

Net Invested Capital - Investment Type

Nine Months Ended September 30, 2006

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	51.4	1.4	-	0.4	1.3	54.5
Long-term investments and other assets	-	-	4.2	-	0.1	4.3
	51.4	1.4	4.2	0.4	1.4	58.8
Disposals:						
Capital assets	(0.5)	-	-	-	-	(0.5)
Net invested capital	50.9	1.4	4.2	0.4	1.4	58.3

The Trust categorizes its invested capital into maintenance, growth and administration.

Maintenance capital projects totaling $2.1 million in third quarter 2007 (third quarter 2006 - $0.8 million) were undertaken in the FG&P and E&T segments. Of the $11.8 million in growth capital spent in third quarter 2007 (third quarter 2006 - $23.2 million), $7.8 million was due to the Sarnia Airport Pool Storage project in the Energy Services segment, $2.7 million was due to the purchase of Bear Mountain Wind Limited Partnership assets in the Power Generation segment, and $3.7 million was due to growth in the FG&P segment, mainly for the new Acme coal bed methane processing facility. This growth was partially offset by the $4.2 million special distribution of Utility Group shares to AltaGas unitholders. AltaGas now holds 19.6 percent of the common shares of AltaGas Utility Group Inc. Administrative invested capital increased by $1.1 million as a result of the increase in the fair value of assets available for sale and $1.0 million due to expenditures for computer hardware and software. These increases were more than offset by a $2.7 million payment on a promissory note, resulting in administrative capital of negative $1.6 million in the quarter, compared to $1.1 million of administrative capital spent in third quarter 2006.

Maintenance capital projects totaling $5.4 million in the nine months ended September 30, 2007 ($4.0 million in the same period 2006) were undertaken primarily in the FG&P segment. Of the $24.6 million spent on growth capital in the first nine months of 2007, $7.8 million was due to the Sarnia Airport Pool Storage project in the Energy Services segment, $4.0 million was due to new peaking generation equipment in the Power Generation segment, $3.6 million was due to the new Acme CBM processing facility, $3.6 million was due to the purchase of BMWLP assets and $3.1 million was for the expansion of existing facilities in the FG&P segment. These increases in growth capital were partially offset by a $4.2 million special distribution of Utility Group shares to Trust unitholders. Administrative capital increased by $23.7 million due to a $12.5 million increase in the fair value of assets available for sale, $9.2 million due to a promissory note received from the sale of oil and natural gas production assets and an additional $2.1 million due to expenditures on computer hardware and software.

SEC File # 82-34911

Invested Capital - Use — Three Months Ended September 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	**1.4**	**0.7**	-	-	-	**2.1**
Growth	**3.7**	**(0.1)**	**4.4**	**8.0**	**(4.2)**	**11.8**
Administrative	**0.5**	-	-	-	**(2.1)**	**(1.6)**
Invested capital	**5.6**	**0.6**	**4.4**	**8.0**	**(6.3)**	**12.3**

Invested Capital - Use — Nine Months Ended September 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	**4.0**	**1.4**	-	-	-	**5.4**
Growth	**8.9**	**3.4**	**8.8**	**8.1**	**(4.6)**	**24.6**
Administrative	**0.9**	-	-	**0.6**	**22.2**	**23.7**
Invested capital	**13.8**	**4.8**	**8.8**	**8.7**	**17.6**	**53.7**

Invested Capital - Use — Three Months Ended September 30, 2006

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	0.7	0.1	-	-	-	0.8
Growth	22.5	0.4	0.8	-	(0.5)	23.2
Administrative	0.1	0.1	-	-	0.9	1.1
Invested capital	23.3	0.6	0.8	-	0.4	25.1

Invested Capital - Use — Nine Months Ended September 30, 2006

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	3.3	0.6	-	0.1	-	4.0
Growth	48.0	0.6	4.2	0.2	(0.6)	52.4
Administrative	0.1	0.1	-	0.2	2.0	2.4
Invested capital	51.4	1.3	4.2	0.5	1.4	58.8

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates, particularly in the Power Generation segment and with respect to interest rates on debt. During the three-month period ended September 30, 2007 the Trust had positions in the following types of derivatives:

- Commodity forward contracts: The Trust executes gas, power, and other commodity forward contracts to manage its asset portfolio and lock in margin from back-to-back purchase and sale agreements. In a forward contract, one party agrees to deliver a specified amount of an underlying asset to the other party at a future date at a specified price. The Energy Services segment transacts primarily on this basis.

- Commodity swap contracts: The Trust executes fixed for floating power price swaps to manage its power asset portfolio and NGL frac spreads. A fixed for floating price swap is an agreement between two counterparties to exchange a fixed price for a floating price. The Power Generation segment's results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. Alberta Power Pool settles power prices on an hourly basis and whereas prices ranged from $6.95/MWh to $999.99/MWh in third quarter 2007, the average spot price for the quarter was $92.00/MWh. AltaGas moderated the impact of this volatility on its business through the use of financial hedges on a portion of its power portfolio that management deemed optimal. The average price received for power by the Trust in third quarter 2007 was $76.92/MWh.

- Interest rate forward contracts: The Trust enters into interest rate swaps under which cash flows of a fixed rate are exchanged for those of a floating rate. At September 30, 2007 the Trust had interest rates fixed through swap transactions with varying terms to maturity on drawn bank debt of $15.0 million. Including AltaGas' MTNs and capital leases, the rate has been fixed on almost 100 percent of AltaGas' debt.

- Foreign exchange forward contracts: Foreign exchange exposure created by transacting commercial arrangements in foreign currency is managed through the use of foreign exchange forward contracts where a fixed rate is locked in against a floating rate. The Trust's foreign exchange risk was not material at September 30, 2007.

LIQUIDITY AND CAPITAL RESOURCES

The Trust historically has used debt and equity financing to the extent that funds from operations and proceeds from the Distribution Reinvestment Plan (DRIP) were insufficient to fund distributions, capital expenditures, acquisitions and working capital changes from financing and investing activities. Should larger acquisitions require financing beyond existing sources, management is confident that equity and debt capital markets could be accessed to provide additional financing.

At this time AltaGas does not reasonably expect any currently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash, except that cash from operations may be impacted by the proposed tax on the taxable component of the Trust's distribution effective in the 2011 taxation year.

Cash Flows	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2007**	2006	**2007**	2006
Cash from operations	**30.8**	40.8	**123.5**	110.3
Investing activities	**(8.9)**	(24.6)	**(35.9)**	(70.6)
Financing activities	**(21.8)**	(15.0)	**(88.5)**	(39.3)
Change in cash	**0.1**	1.2	**(0.9)**	0.4

Cash from Operations

Cash from operations reported on the Consolidated Statements of Cash Flows decreased by 25 percent to $30.8 million in third quarter 2007 from $40.8 million in the same period 2006. Although funds from operations increased in third quarter 2007 ($47.6 million) compared to the same period in 2006 ($43.2 million), the increase was more than offset by a lower change in non-cash working capital resulting from the timing of cash flow and commodity pricing. Cash from operations increased by 12 percent to $123.5 million in the nine months ended September 30, 2007 from $110.3 million in the same period last year. (See Non-GAAP Financial Measures section of this MD&A for description of funds from operations.)

Working capital was $29.3 million at the end of third quarter 2007 compared to $23.7 million at December 31, 2006. The working capital ratio remained the same at 1.1 for the end of third quarter 2007 and at December 31, 2006.

Working Capital ($ millions)	**September 30** **2007**	December 31 2006
Current assets	**275.4**	263.4
Current liabilities	**246.1**	239.7
Working capital	**29.3**	23.7
Current ratio	**1.1**	1.1

Investing Activities

Cash used for investing activities in third quarter 2007 was $8.9 million compared to $24.6 million in the same period in 2006. The decrease in cash used for investing activities was due to lower acquisitions of capital assets as well as higher proceeds on disposition of assets in third quarter 2007 compared to the same period last year. Cash used in investing activities for the nine months ended September 30, 2007 was $35.9 million compared to $70.6 million in the same period of 2006. The decrease was due to a lower amount of cash used to acquire capital assets, as well as higher proceeds on disposition of non-core assets. A description of the acquisitions and investments comprising these amounts is in the Invested Capital section of this MD&A.

Financing Activities

Cash used for financing activities in third quarter 2007 was $21.8 million compared to $15.0 million in the same period in 2006. The increase was due to higher distributions paid to unitholders, a reduction to long-term debt and lower equity issuances, partially offset by an increase in short-term debt. For the nine months ended September 30, 2007 cash used for financing activities was $88.5 million compared to $39.3 million in the same period in 2006. The increase was primarily due to a reduction of long-term debt and an increase in distributions. The reduction in long-term debt in 2007 was primarily a result of higher cash from operations and lower cash used in investing activities.

Capital Resources

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business segments. At September 30, 2007 AltaGas had total debt outstanding of $229.1 million, down from $265.5 million as at December 31, 2006. At September 30, 2007 the Trust had $200.0 million in MTNs outstanding and had access to prime loans, bankers' acceptances and letters of credit through bank lines totaling $425.0 million. At September 30, 2007 the Trust had drawn bank debt of $17.9 million and letters of credit outstanding of $71.0 million.

In third quarter 2007 AltaGas renewed its credit facility, added an accordion feature of $75.0 million and extended the maturity date to September 30, 2010.

All of the borrowing facilities have financial tests and other covenants customary for these types of facilities, which must be met at each quarter end. AltaGas has been in compliance with these covenants each quarter since the establishment of the facilities.

AltaGas' target debt-to-total capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio at September 30, 2007 was 29.0 percent, down from 33.4 percent at December 31, 2006. The Trust's earnings interest coverage for the rolling 12 months ended September 30, 2007 was 10.52 times.

The Dominion Bond Rating Service (DBRS) rates AltaGas Income Trust and the MTNs issued by AltaGas Income Trust at BBB (low) with a positive trend. Standards & Poor's (S&P) rates the Trust's long-term corporate credit at BBB- with a stable outlook, and the senior unsecured debt at BBB-. The Trust has a stability rating of SR-3 from S&P and STA-3 (middle) from DBRS.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities

and are indicators of the likelihood of payments and of the capacity and willingness of an entity to meet its financial commitment on an obligation in accordance with the terms of an obligation. Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of the Trust's distribution stream when compared to other rated Canadian income trusts.

CONTRACTUAL OBLIGATIONS

There have been no material changes to AltaGas' contractual obligations from those included in the MD&A included in the Trust's 2006 Annual Report, except for the issue of $100 million senior unsecured MTNs on January 19, 2007. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012. The proceeds from the MTN issue were used to pay down bank indebtedness and for general corporate purposes.

RELATED PARTIES

In third quarter 2007 the Trust sold $5.3 million of natural gas and provided $0.2 million of operating services to Utility Group and paid management fees of $0.1 million and transportation costs of $0.1 million to Utility Group. The Trust also received management fees of $7,500 from Utility Group for administrative services. In addition, the Trust sold its one-third interest in the Ikhil Joint Venture to Utility Group for $9.0 million. The gain on the sale was negligible.

The Trust pays rent under a lease for office space and equipment to 2013761 Ontario Inc., which is owned by an employee. Payments of $21,171 were made in third quarter 2007 (third quarter 2006 - $20,773). The five-year lease expires at the end of 2007 and has been renewed by AltaGas for an additional year. (See note 13 of the interim Consolidated Financial Statements.)

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENT QUARTERS

($ millions)	**Q3-07**	Q2-07	Q1-07	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05
Net revenue(1)	**88.2**	80.1	79.3	84.6	82.5	72.8	79.1	78.7
Operating income(1)	**37.5**	31.2	29.0	32.0	33.7	26.0	35.0	29.0
Net income	**31.4**	21.1	24.6	27.3	28.8	29.9	28.6	26.4
($ per unit)	**Q3-07**	Q2-07	Q1-07	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05
Net income								
Basic	**0.54**	0.37	0.43	0.49	0.52	0.54	0.52	0.48
Diluted	**0.54**	0.37	0.43	0.49	0.52	0.54	0.52	0.48
Distributions declared(2)(3)	**0.52**	0.51	0.51	0.51	0.505	0.495	0.485	0.48

(1) *Non-GAAP financial measure. See Non-GAAP Financial Measures in this MD&A.*

(2) *Excludes share distribution as a result of the spin-out of the NGD segment. The Trust issued one common share of Utility Group (valued at $7.50 per share) for every 13.9592 trust units held on November 14, 2005, providing additional value of $0.54 per unit.*

(3) *Excludes the special distribution issuance of one common share of Utility Group for every 100 trust units held on August 27, 2007, valued at $0.07 per unit.*

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth, acquisitions, a favourable business environment including generally increasing power prices in Alberta, seasonality in the natural gas distribution (NGD) business up to the time of its spin-out in November 2005, and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- Results in fourth quarter 2005 were impacted by the spin-out of the NGD segment, the net after-tax impact of which was $0.1 million. In addition, operating income was approximately $2.0 million lower due to owning 100 percent of the NGD segment for only six weeks in the quarter and a $1.6 million tax recovery due to an adjustment to future tax balances. Results were also impacted by higher prices received for power sold and lower interest expense;

- Results in the FG&P segment are typically lower in the first quarter compared to the fourth quarter;

- In second quarter 2006 a $6.6 million non-cash future income tax benefit was recorded as a result of a reduction in the federal and Alberta corporate income tax rates;

- In fourth quarter 2006 the Trust reported a $0.6 million goodwill impairment and deferred $0.8 million in revenue in the transmission business; and

- In second quarter 2007 the Trust recorded a $6.5 million future tax expense as a result of new tax legislation included in Bill C-52 which was substantially enacted by the Government of Canada. This non-cash charge to earnings relates to the temporary differences between the accounting and tax basis of AltaGas' assets and liabilities.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI security holders exchanged their shares in ASI for Trust units and eligible security holders also received exchangeable units that are exchangeable into Trust units on a one-for-one basis. The exchangeable units are not listed for trading on an exchange.

Units Outstanding

At September 30, 2007 the Trust had 55,786,541 trust units and 2,040,856 exchangeable units outstanding and a market capitalization of $1.5 billion based on a closing trading price on September 28, 2007 of $26.62 per trust unit. At September 30, 2007 there were 1,032,275 options outstanding and 289,300 options exercisable under the terms of the unit option plan.

DISTRIBUTIONS

AltaGas distributions are determined giving consideration to the ongoing sustainable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust. AltaGas has been able to sustain its distributions through cash from operations. In the nine months ended September 30, 2007 the Trust distributed cash of $87.7 million and had cash from operations of $123.5 million (same period 2006 - $81.4 million and $110.3 million respectively). In third quarter 2007 the Trust declared distributions of $30.0 million compared to $28.1 million in third quarter 2006.

The Trust suspended the Premium portion of the DRIP effective with the August 2007 distribution. The regular component of the DRIP will remain in effect and will continue to support AltaGas' financing strategy. In the future, as conditions warrant, the Trust may consider reinstating the PDRIP based on AltaGas' capital requirements and desire to maintain an efficient capital structure. While the PDRIP component of the Plan is suspended, PDRIP participants will continue to receive regular cash distributions. For further information on the DRIP please visit AltaGas' website at www.altagas.ca.

AltaGas announced that the Board of Directors of AltaGas General Partner Inc., delegate of the Trustee, increased its monthly cash distribution to $0.175 per unit ($2.10 per unit annualized) from $0.17 per unit ($2.04 per unit annualized) payable on September 17, 2007 to unitholders of record on August 27, 2007. This was AltaGas' fourth distribution increase since converting to a trust in May 2004. AltaGas' total distributions declared in third quarter 2007 were $0.52 per unit.

In addition, a special distribution of one Utility Group common share for every 100 trust units and exchangeable units of AltaGas held on August 27, 2007 was made on September 17, 2007. The Trust distributed 577,416 shares valued at $4.2 million.

The following table summarizes AltaGas' distribution declaration history since 2005:

Distributions

($ per unit)	2007	2006	2005
First quarter	**0.51**	0.485	0.45
Second quarter	**0.51**	0.495	0.45
Third quarter	**0.52**	0.505	0.47
Fourth quarter	**-**	0.510	0.48
Distribution of shares[1]	**0.07**	-	0.54
	1.61	1.995	2.39

[1] *On September 17, 2007, one share of Utility Group was issued for every 100 trust units and exchangeable units held on August 27, 2007. On November 17, 2005, one share of Utility Group was issued for every 13.9592 Trust units held on November 14, 2005.*

CHANGES IN ACCOUNTING POLICIES

2007 Changes

Effective January 1, 2007 AltaGas adopted the revised Canadian Institute of Chartered Accountants (CICA) Handbook Section 1506. This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of this standard did not have a material impact on the consolidated financial statements.

Financial Instruments

Effective January 1, 2007 the Trust prospectively adopted the CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments - Disclosure and Presentation. The impacts of adopting the new standards are reflected in the Trust's current quarter results, and prior year comparative financial statements have not been restated. While the new rules resulted in changes to how the Trust accounts for its financial instruments, there were no material impacts on the Trust's current quarter financial results. For a description of the new accounting rules and the impact on the Trust's financial statements of adopting such rules, see note 2 to the interim Consolidated Financial Statements for the three and nine months ended September 30, 2007.

Future Accounting Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Section 1535 Capital Disclosures requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital. This new section is effective for the Trust beginning January 1, 2008.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 and 3863 will replace Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These new sections are effective for the Trust beginning January 1, 2008.

International Financial Reporting Standards (IFRS)

In 2006 the Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements in Canada. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transition period. While AltaGas has begun assessing the adoption of IFRS for 2011, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

SIGNIFICANT ACCOUNTING POLICIES

AltaGas' significant accounting policies remain unchanged from December 31, 2006 except as disclosed in the notes to the interim Consolidated Financial Statements for the three and nine months ended September 30, 2007. For further information regarding these policies refer to the notes to the audited Consolidated Financial Statements in AltaGas' 2006 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's interim Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are described in the notes to the interim Consolidated Financial Statements for the three and nine months ended September 30, 2007 and in the notes to the 2006 audited Consolidated Financial Statements included in the Trust's 2006 Annual Report. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates are risk management assets and liabilities, amortization expense, asset retirement obligations, asset impairment assessment and future tax liability. For a full discussion of these accounting estimates, refer to the MD&A in AltaGas' 2006 Annual Report and the notes to the interim Consolidated Financial Statements for the three and nine months ended September 30, 2007.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

DISCLOSURE CONTROLS AND PROCEDURES

The Trust maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under applicable securities legislation is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Trust is responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be designed effectively can provide only reasonable assurance with respect to financial statement preparation and presentation. During third quarter 2007 there were no material changes to the Trust's internal controls over financial reporting.

SEC File # 82-34911

RECEIVED
2007 DEC 17 A 9:33

Consolidated Balance Sheets
(unaudited)

($ thousands)	September 30 2007	December 31 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 12,313	$ 13,226
Accounts receivable	162,561	224,533
Inventory	111	61
Customer deposits	25,824	16,304
Risk management *(note 5)*	69,848	-
Other	4,723	9,277
	275,380	263,401
Capital assets	661,789	677,941
Energy service arrangements, contracts and relationships	97,619	103,330
Goodwill	18,260	18,260
Risk management *(note 5)*	47,306	-
Long-term investments and other assets	62,122	46,643
	$ 1,162,476	$ 1,109,575
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 124,513	$ 200,882
Distributions payable to unitholders	10,120	9,588
Short-term debt	2,865	-
Current portion of long-term debt	1,213	1,147
Customer deposits	25,824	16,304
Deferred revenue	1,483	788
Risk management *(note 5)*	72,461	-
Other	7,659	10,982
	246,138	239,691
Long-term debt	225,000	264,340
Asset retirement obligations	20,322	23,350
Future income taxes *(notes 4 and 6)*	60,332	51,252
Risk management *(note 5)*	45,841	-
Other long-term liabilities	2,692	1,526
	600,325	580,159
Unitholders' equity *(notes 7 and 8)*	562,151	529,416
	$ 1,162,476	$ 1,109,575

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

($ thousands except per unit amounts and number of units)	Three months ended September 30 2007	2006	Nine months ended September 30 2007	2006
REVENUE				
Operating	**$ 320,165**	$ 317,313	**$ 1,086,841**	$ 992,451
Unrealized gains on risk management	**1,142**	-	**1,617**	-
Other	**762**	545	**3,454**	2,767
	322,069	317,858	**1,091,912**	995,218
EXPENSES				
Cost of sales	**233,896**	235,414	**844,351**	760,855
Operating and administrative	**39,073**	37,237	**114,148**	105,723
Amortization	**11,650**	11,439	**35,696**	33,978
	284,619	284,090	**994,195**	900,556
Operating income	**37,450**	33,768	**97,717**	94,662
Interest expense				
Short-term debt	**121**	62	**269**	292
Long-term debt	**2,734**	3,207	**8,710**	9,643
Income before income taxes	**34,595**	30,499	**88,738**	84,727
Income tax expense (recovery) *(note 4)*	**3,237**	1,728	**11,747**	(2,508)
Net income	**31,358**	28,771	**76,991**	87,235
Accumulated earnings, beginning of period	**447,251**	345,571	**401,618**	287,107
Accumulated earnings, end of period	**$ 478,609**	$ 374,342	**$ 478,609**	$ 374,342
Net income per unit *(notes 4 and 8)*				
Basic	**$ 0.54**	$ 0.52	**$ 1.35**	$ 1.58
Diluted	**$ 0.54**	$ 0.52	**$ 1.35**	$ 1.58
Weighted average number of units outstanding (thousands) *(note 8)*				
Basic	**57,692**	55,661	**57,188**	55,229
Diluted	**57,744**	55,775	**57,227**	55,329

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

($ thousands)		Three months ended September 30 2007		Nine months ended September 30 2007
Net income *(note 4)*	$	31,358	$	76,991
Other comprehensive income, net of tax *(note 5)*				
Unrealized net gains on available for sale financial assets		889		11,288
Unrealized net gains on derivative designated as cash flow hedges		5,688		1,602
Reclassification to net income of net loss on derivatives designated as cash flow hedges pertaining to prior periods		5,858		2,469
		12,435		15,359
Comprehensive income	$	43,793	$	92,350
Accumulated other comprehensive income, beginning of period	$	290		-
Adjustment resulting from adoption of new financial instrument accounting standards *(note 2)*		-		(2,634)
Other comprehensive income, net of tax		12,435		15,359
Accumulated other comprehensive income, end of period	$	12,725	$	12,725

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(unaudited)

($ thousands)	Three months ended September 30 2007	2006	Nine months ended September 30 2007	2006
Cash from operations				
Net income	$ **31,358**	$ 28,771	$ **76,991**	$ 87,235
Items not involving cash:				
Amortization	**11,650**	11,439	**35,696**	33,978
Accretion of asset retirement obligations	**416**	376	**1,266**	1,063
Unit-based compensation	**128**	162	**459**	196
Future income tax expense (recovery)	**3,236**	1,734	**11,746**	(2,517)
Loss (gain) on sale of assets *(note 9)*	**1,381**	-	**(182)**	-
Equity income (loss)	**29**	(316)	**(1,664)**	(2,361)
Distribution from equity investments	**232**	745	**1,490**	2,195
Unrealized gains on risk management	**(1,142)**	-	**(1,617)**	-
Other	**331**	271	**878**	109
Funds from operations	**47,619**	43,182	**125,063**	119,898
Asset retirement obligations settled	**(412)**	(17)	**(552)**	(59)
Net change in non-cash working capital *(note 11)*	**(16,439)**	(2,409)	**(1,043)**	(9,584)
	30,768	40,756	**123,468**	110,255
Investing activities				
Increase in customer deposits	**(3,337)**	(857)	**(9,520)**	(3,844)
Acquisition of capital assets	**(16,197)**	(21,673)	**(37,085)**	(62,673)
Disposition of capital assets	**9,215**	(7)	**9,722**	321
Disposition of energy services arrangements, contracts and relationships	**-**	420	**-**	36
Acquisition of long-term investments and other assets	**(1,313)**	(2,523)	**(2,112)**	(4,399)
Disposition of long-term investments and other assets	**2,700**	-	**3,075**	-
	(8,932)	(24,640)	**(35,920)**	(70,559)
Financing activities				
Increase (decrease) in short-term debt	**1,020**	-	**2,865**	(2,710)
Increase (decrease) in long-term debt	**(1,703)**	(40)	**(38,816)**	10,828
Distributions to unitholders	**(29,845)**	(27,790)	**(87,655)**	(81,361)
Net proceeds from issuance of units *(note 8)*	**8,696**	12,837	**35,145**	33,927
	(21,832)	(14,993)	**(88,461)**	(39,316)
Change in cash and cash equivalents	**4**	1,123	**(913)**	380
Cash and cash equivalents, beginning of period	**12,309**	10,942	**13,226**	11,685
Cash and cash equivalents, end of period	$ **12,313**	$ 12,065	$ **12,313**	$ 12,065

See accompanying notes to the Consolidated Financial Statements.

Selected Notes to the Consolidated Financial Statements

(unaudited)

(Tabular amounts in thousands of Canadian dollars unless otherwise indicated.)

1. BASIS OF PRESENTATION

The interim Consolidated Financial Statements of AltaGas Income Trust (AltaGas or the Trust) include the accounts of the Trust and all of its wholly owned subsidiaries, and its proportionate interests in various partnerships and joint ventures.

Until second quarter 2007 AltaGas accounted for its investment in Taylor NGL Limited Partnership (Taylor) using the equity method. Effective second quarter 2007 AltaGas ceased to exercise significant influence over Taylor and began accounting for its investment in Taylor using the cost method. As a result, the investment in Taylor is designated as available for sale and is measured at fair value with the changes in fair value recorded in Other Comprehensive Income (OCI).

The interim Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in the Trust's annual Consolidated Financial Statements for the year ended December 31, 2006, except as described below in notes 2 and 3. These interim Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2006 audited Consolidated Financial Statements included in the Trust's Annual Report.

2. CHANGES IN ACCOUNTING POLICIES

Changes for 2007

Effective January 1, 2007 the Trust adopted the new CICA Handbook accounting requirements for Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", Section 3861 "Financial Instruments – Disclosure and Presentation", Section 1530 "Comprehensive Income", Section 3251 "Equity" and Section 1506 "Accounting Changes". In accordance with the transitional provisions for these new standards, these policies were adopted prospectively without restatement of prior periods.

Accounting Changes

This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of this standard did not have a material impact on the interim Consolidated Financial Statements of the Trust.

Financial Instruments

All financial instruments, including derivatives, are included on the balance sheet initially at fair value. The financial assets are classified as held for trading, held to maturity, loans and receivables, or available for sale. Financial liabilities are classified as held for trading or other financial liabilities. Subsequent measurement is determined by classification.

Held for trading financial assets and liabilities are entered into with the intention of generating a profit and consist of swaps, options and forwards. These financial instruments are initially accounted for at their fair value and changes to fair value are recorded in income. Held to maturity financial assets are accounted for at their amortized cost using the effective interest method. The Trust did not have any held to maturity financial instruments at September 30, 2007. Loans and receivables are accounted for at their amortized cost using the effective interest method. The available for sale classification includes non-derivative financial assets that are designated as available for sale or are not included in the other three classifications. Available for sale instruments are initially accounted for at their fair value and changes to fair value are recorded through OCI. Income earned from these investments is included in Revenue.

Other financial liabilities not classified as held for trading are accounted for at their amortized cost, using the effective interest method.

Derivatives embedded in other financial instruments or contracts (the host instrument) are recorded as separate derivatives and are measured at fair value if the economic characteristics of the embedded derivative are not closely related to the host instrument, the terms of the embedded derivative are the same as those of a stand alone derivative and the total contract is not held for trading or accounted for at fair value. Changes in fair value are included in income. All derivatives, other than those that meet the expected purchase, sale or usage requirements exception, are carried on the balance sheet at fair value. The Trust used January 1, 2003 as the transition date for identifying embedded derivatives. The Trust did not identify any embedded derivatives requiring bifurcation.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial instrument. Effective January 1, 2007 the Trust reclassified $1.1 million of unamortized deferred financing costs from Other current assets and Long-term investments and other assets to Long-term debt as a result of adopting the new standards. The reclassification of transaction costs has no impact on earnings. Effective January 1, 2007 the Trust began amortizing these costs using the effective interest rate method. Previously, these costs were amortized on a straight-line basis over the life of the debt.

Hedges

The new standard specifies the circumstances under which hedge accounting is permissible, how hedge accounting may be performed and where the impacts should be recorded. The standard introduces three specific types of hedging relationships: fair value hedges, cash flow hedges and hedges of a net investment in self-sustaining foreign operations.

As part of its asset and liability management, the Trust uses derivatives for hedging positions to reduce its exposure to commodity price and interest rate risk. The Trust designates certain derivatives as hedges and prepares documentation at the inception of the hedging contract. The Trust performs an assessment at inception and during the term of the contract to determine if the derivative used as a hedge is effective in offsetting the risks in the values or cash flows of the hedged financial instrument. All derivatives are initially recorded at fair value and adjusted to fair value at each reporting date.

The Trust uses cash flow hedges to reduce its exposure to fluctuations in interest rates and changes in commodity prices. The effective portion of changes in the value of cash flow hedges is recognized in Other comprehensive income. Ineffective portions and amounts excluded from effectiveness testing of hedges are included in income in the same financial category as the underlying transaction. Gains or losses from cash flow hedges that have been included in accumulated other comprehensive income are included in net income when the underlying transaction has occurred or becomes probable of not occurring. The maximum length of time the Trust is hedging its exposure to variability in future cash flows is 10.25 years.

Comprehensive Income and Equity

The Trust's financial statements include a Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income which consists of earnings and the effective portion of changes in unrealized gains and losses related to available for sale assets and cash flow hedges. In addition, as required by Section 3251, the Trust now presents separately in its Unitholders' equity note the changes for each of its components of Unitholders' equity. A new component, Accumulated other comprehensive income, and a one-time transition adjustment have been added to the Trust's Unitholders' equity as a result of the implementation of this new standard. (See note 5.)

Net Effect of Accounting Policy Changes

The net effect to the Trust's financial statements at January 1, 2007 resulting from the above mentioned changes in accounting policies is as follows:

Balance Sheet Account Affected	Increase (Decrease)
Current assets - risk management	$ 59,866
Other current assets	(451)
Non-current assets	47,942
Long-term investments and other assets	(793)
Current liabilities - risk management	69,618
Long-term debt	(1,082)
Long-term liabilities - risk management	48,359
Future income tax liability	(7,450)
Unitholders' equity - Transition amount on adoption of new accounting standards, net of tax	(247)
Unitholders' equity - Accumulated other comprehensive income, net of tax	(2,634)

The unrealized gains and losses included in the Transition amount and in Accumulated other comprehensive income were recorded net of income tax recoveries of $4.6 million and $2.9 million, respectively.

Future Accounting Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Section 1535 "Capital Disclosures" requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital. This new section is effective for the Trust beginning January 1, 2008.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 and 3863 will replace Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These new sections are effective for the Trust beginning January 1, 2008.

International Financial Reporting Standards (IFRS)

In 2006 the Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements in Canada. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. While AltaGas has begun assessing the adoption of IFRS for 2011, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

3. UPDATE TO SUMMARY OF ACCOUNTING POLICIES

As a result of the Trust's adoption of the financial instrument accounting standards, the Trust has updated the following significant accounting policies.

:ie # 82-34911

Revenue recognition

In the Field Gathering and Processing segment, revenue is recorded as the services are rendered. In the Power Generation and Energy Services segments, revenue is recognized at the time the product or service is delivered. Within the Extraction and Transmission segment, extraction revenue is recognized at the time the product or service is delivered and transmission revenue is recorded as the services are rendered. Realized gains and losses from risk management activities related to commodity prices are recognized in the related segment revenues when the related sale occurs or when the underlying financial asset or financial liability is removed from the balance sheet. Unrealized gains and losses in respect of fair value changes to the Trust's risk management activities are recorded as revenue based on the related mark-to-market calculations at the end of the reporting period in the Corporate segment.

Transaction costs related to financial instruments

Transaction costs related to the acquisition of held for trading financial assets and liabilities and the Trust's revolving operating credit facility are expensed as incurred. For financial instruments classified as other than held for trading, transaction costs attributable to the acquisition or issue of the financial asset or liability are added to the initial carrying amount of the financial instrument and recognized in earnings using the effective interest method.

Recognition date

AltaGas uses settlement date for transactions. Any difference in value between the trade and settlement date for third-party transactions will be recognized on the balance sheet and in Net income or in Other comprehensive income as appropriate.

Designation of available for sale financial assets

Available for sale financial assets are investments in equity instruments that are not classified as held for trading, held to maturity, or loans and receivables, and that management intends to hold indefinitely. Available for sale assets are measured at fair value. The changes in fair value are recorded in Other comprehensive income until the asset is removed from the balance sheet. Available for sale assets are included in the Long-term investments and other assets classification.

Effective interest method

The Trust uses the effective interest method to calculate the amortized cost of a financial asset or liability and to allocate the interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts the estimated cash flows associated with the instrument over the expected life of the financial instrument, or where appropriate a shorter period, to the net carrying amount of the financial asset or liability.

4. SECOND QUARTER 2007 SIFT TAX ADJUSTMENT

During the third quarter AltaGas recalculated the estimate for the Specified Investment Flow-Through (SIFT) tax reported in second quarter 2007. The recalculation resulted in a decrease in SIFT tax liability as at June 30, 2007 from $14.5 million to $6.5 million. The change resulted in an increase in net income for second quarter 2007 to $21.1 million ($0.37 per unit) from $13.1 million ($0.23 per unit) previously reported. Net income for the six months ended June 30, 2007 was adjusted to $45.6 million ($0.80 per unit) from $37.6 million ($0.66 per unit) previously reported. The adjustment also reduced the previously reported future income tax liability on the balance sheet from $59.2 million to $51.2 million. The results reported for the nine months ended September 30, 2007 reflect the adjustment made to results for second quarter 2007.

5. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations the Trust purchases and sells natural gas, natural gas liquids and power commodities and issues short and long-term debt. The Trust uses derivative instruments to reduce exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates that arise from these activities. The Trust does not make use of derivative instruments for speculative purposes.

At September 30, 2007 all derivatives, other than those that meet the expected purchase, sale or usage requirements exception, were carried on the balance sheet at fair value. The fair value of power and natural gas derivatives was calculated using estimated forward prices for the relevant period. The calculation of fair value of the interest rate derivatives used quoted market rates.

At September 30, 2007 the fair value of the Trust's assets and liabilities was as follows:

Summary of Fair Values

($ thousands)	Current	Long-term	Total
Financial assets			
Held for trading	$ 62,975	$ 41,676	$ 104,651
Available for sale	-	37,386	37,386
Loans and receivables	142,395	-	142,395
	205,370	79,062	284,432
Cash flow hedges	6,873	5,630	12,503
	$ 212,243	$ 84,692	$ 296,935
Financial liabilities			
Held for trading	$ 63,873	$ 43,875	$ 107,748
Other financial liabilities	107,725	216,898	324,623
	171,598	260,773	432,371
Cash flow hedges	8,588	1,965	10,553
	$ 180,186	$ 262,738	$ 442,924

Unrealized income

The impact on net income from the adoption of the new financial instruments standards resulted in a $1.1 million unrealized gain in third quarter 2007 and an unrealized gain of $1.6 million for the nine months ended September 30, 2007.

Other Comprehensive Income

As a part of its hedging program, the Trust uses certain derivative financial instruments to manage risks. An after-tax unrealized loss of $5.9 million was reclassified to net income in third quarter 2007 and a $2.5 million after-tax unrealized loss was reclassified to net income in the first nine months of 2007. Of the $1.4 million gain deferred in Accumulated OCI at September 30, 2007, a $1.1 million loss is expected to be reclassified to net income in the next 12 months.

The available for sale assets included in the balance sheet caption, long-term investments and other assets are recognized at fair value, net of tax, in OCI. In third quarter the fair value, net of tax, increased by $0.9 million and $11.3 million in the first nine months of 2007. The year-to-date increase was mainly due to the designation of the Taylor investment as available for sale due to the change in accounting for the investment from the equity method to the cost method.

Effective January 1, 2007 the Trust began offsetting long-term debt transaction costs against the associated debt and began amortizing these costs using the effective interest rate method. Previously these costs were amortized on a straight-line basis over the life of the debt instrument to which they pertained. There was no material effect on the Trust's financial statements as a result of this change in policy. In the third quarter and the first nine months of 2007 the charge to Net income for the amortization of transaction costs using the effective interest rate method was immaterial. The effective interest rate for the medium-term notes issued in 2005 and 2007 is 4.57 percent and 5.11 percent, respectively.

Commodity Price Risk Management

Natural Gas

The Trust purchases and sells natural gas to its customers. The fixed price and market price contracts for both the purchase and sale of natural gas extend to 2012.

At September 30, 2007 the Trust had the following contracts outstanding:

Derivative Instruments	Fixed price (per GJ)[1]	Period (months)	Notional volume (GJ) Sales	Notional volume (GJ) Purchases	Fair Value
Commodity forward	$2.16 to $10.37	1 - 50	103,879,112	-	$ (6,638)
Commodity forward	$2.16 to $10.37	1 - 50	-	103,879,112	$ 3,069

[1] *Certain of the contracts are indexed and as such a price range is not provided.*

For third quarter 2007 an unrealized gain of $0.6 million was recognized from the Trust's natural gas risk management activities and an unrealized gain of $1.5 million was recognized in the first nine months of 2007.

Natural Gas Liquids

In the third quarter, the Trust entered into a series of swaps to lock in a portion of the margin exposed to Natural Gas Liquids (NGL) frac spread. These swap arrangements will terminate in December 2007.

At September 30, 2007 the Trust had the following contracts outstanding:

Product	Fixed price	Period (months)	Notional volume Sales	Notional volume Purchases	Fair Value
Propane	$1.20 US/gallon	1 - 3	1,601,062 (gallon)	-	$ (198)
Normal butane	$1.38 US/gallon	1 - 3	389,492 (gallon)	-	(72)
Condensate	$74.25 US/Bbl	1 - 3	4,122 Bbls	-	(30)
Natural gas	$5.70/GJ	1 - 3	-	222,089 GJ	$ (19)

For third quarter 2007 and the first nine months of 2007, the Trust recognized an unrealized loss of $0.3 million from the Trust's NGL risk management activities.

Power

Under the power purchase arrangements AltaGas has an obligation to buy power at agreed terms and prices to December 31, 2020. The Trust sells the power to the Alberta Electric System Operator at market prices and uses swaps and collars to fix the prices over time on a portion of the volumes. AltaGas' strategy is to lock in margins to provide predictable earnings. Certain contracts met the expected purchase, sale or usage requirements exception and have not been included in risk management assets or liabilities. At September 30, 2007 the Trust had no intention to terminate any contracts prior to maturity.

At September 30, 2007 the Trust had the following contracts outstanding:

Derivative Instruments	Fixed price (per MWh)	Period (months)	Notional volume (MWh) Sales	Notional volume (MWh) Purchases	Fair Value
Commodity forward	$64.98 to $82.13	1 - 12	4,392	-	$ (14)
Commodity forward	$79.00 to $79.00	1 - 12	-	4,392	$ 21

The Trust's power risk management activities from financial contracts not included in the hedging program had an unrealized gain of $28,018 for the third quarter 2007 and an unrealized loss of $36,765 for the first nine months of 2007.

At September 30, 2007 the Trust had the following commodity swaps and collars outstanding:

			Notional volume (MWh)		
Derivative Instruments	Fixed price (per MWh)	Period (months)	Sales	Purchases	Fair Value
Swaps and collars	$65.00 to $88.00	1 to 27	2,129,520	-	$ (2,700)
Swaps and collars	$56.50 to $65.00	1 to 123	-	325,515	$ 4,650

Foreign Exchange Risk Management

To manage the risk of fluctuating cash flows due to variations in foreign exchange rates, the Trust enters into foreign exchange forward contracts. For third quarter 2007 the Trust's foreign exchange risk management activities had an unrealized gain of $0.5 million and an unrealized gain for the first nine months of 2007 of $0.1 million.

Interest Rate Risk Management

To hedge against the effect of future interest rate movements, the Trust enters into interest rate swap agreements to fix the interest rate on a portion of its bankers' acceptances issued under credit facilities. In January 2007 the Trust unwound certain of these interest rate swaps as a result of the issue of $100 million of medium-term notes and recorded a gain of $0.4 million. In the third quarter the Trust terminated the hedge relationship on certain swap agreements resulting in an immaterial unrealized gain. The remaining interest rate swaps have an average remaining term of 10 to 23 months and a weighted average interest rate of 3.56 percent. The Trust's interest rate risk management activities resulted in an unrealized gain of $0.3 million for third quarter 2007 and an unrealized gain of $0.3 million in the first nine months of 2007. These swaps had a fair market value position of $0.3 million at September 30, 2007.

Credit Risk on Financial Instruments

Credit risk results from the possibility that a counterparty to a derivative in which the Trust has an unrealized gain fails to perform according to the terms of the contract.

Credit exposure is minimized by entering into transactions with creditworthy counterparties in accordance with established credit policies and practices. At September 30, 2007 AltaGas did not have a significant concentration of credit risk with any single counterparty to financial instruments.

6. FUTURE INCOME TAXES

On June 12, 2007 the Bill C-52 Budget Implementation Act received Third Reading and was substantively enacted by the Government of Canada, creating a new 31.5 percent tax to be applied to the distributions from certain income trusts and partnerships, including AltaGas, effective January 1, 2011.

Based on the amount of the Trust's temporary differences that are anticipated to reverse after January 1, 2011, the Trust has recorded a future income tax expense of $6.0 million and increased its future income tax liability in the nine months ended September 30, 2007 (a decrease of $0.5 million in third quarter 2007 based on activity during the quarter). This non-cash expense relates to temporary differences between the accounting and tax basis of AltaGas' assets and liabilities and has no immediate impact on cash flows. A tax rate of nil was applied to any temporary differences reversing before 2011.

The anticipated amount and timing of reversals of temporary differences will be dependent on the Trust's actual results, distributions and actual acquisition and disposition of assets and liabilities. As a result, a change in estimates or assumptions could materially affect the estimate of the future tax liability.

7. UNITHOLDERS' EQUITY

	September 30 2007	December 31 2006
Unitholders' capital *(note 8)*	**$ 498,895**	$ 463,750
Contributed surplus	**3,781**	3,322
Accumulated earnings	**478,609**	401,618
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions declared[1]	**(360,650)**	(272,464)
Distributions of common shares of AltaGas Utility Group Inc.	**(29,848)**	(25,696)
Transition adjustment resulting from adopting new financial instruments accounting standards	**(247)**	-
Accumulated other comprehensive income *(note 2)*	**12,725**	-
	$ 562,151	$ 529,416

[1] *Accumulated distributions paid by the Trust as at September 30, 2007 were $350.6 million (as at December 31, 2006 - $262.9 million).*

On September 17, 2007 the holders of trust units of the Trust and holders of exchangeable partnership units of AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) received one common share of Utility Group for every 100 Trust Units or Partnership Units held on August 27, 2007. As part of the distribution plan, any Trust unitholder allocated fewer than 50 common shares of Utility Group received cash. The number of common shares of Utility Group distributed to unitholders was 577,416, which reduced unitholders equity by $4.2 million. This distribution resulted in a 27 percent reduction of the Trust's interest in Utility Group to 19.6 percent.

8. UNITHOLDERS' CAPITAL

Trust Units Issued and Outstanding	Number of units	Amount
December 31, 2006	54,313,552	$ 451,795
Units issued for cash on exercise of options	2,900	65
Units issued under DRIP[1]	1,422,131	35,080
Units issued for exchangeable units	47,958	274
September 30, 2007	**55,786,541**	**$ 487,214**

Exchangeable Units Issued and Outstanding	Number of units	Amount
December 31, 2006 issued by AltaGas Holding Limited Partnership No. 1	2,088,814	$ 11,955
AltaGas Holding Limited Partnership No. 1 units redeemed for Trust units	(47,958)	(274)
September 30, 2007	**2,040,856**	**$ 11,681**
Total Trust Units and Exchangeable Units at September 30, 2007	**57,827,397**	**$ 498,895**

[1] *Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan.*

Units Outstanding[1]	Three Months Ended September 30 2007	2006	Nine Months Ended September 30 2007	2006
Number of units - Basic[2]	**57,692,359**	55,660,939	**57,187,589**	55,228,922
Dilutive stock options	**52,025**	114,228	**39,537**	100,475
Number of units - Diluted[2]	**57,744,384**	55,775,167	**57,227,126**	55,329,397

[1] *Includes exchangeable units.*

[2] *Weighted average.*

The Trust has a unit option plan under which employees and directors are eligible to receive grants. At September 30, 2007, 10 percent of units outstanding were reserved for issuance under the plan. To September 30, 2007 options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four-year period.

At September 30, 2007 outstanding options were exercisable at various dates to the year 2017 (December 31, 2006 - 2016). Options outstanding under the plan have a weighted average exercise price of $26.77 (December 31, 2006 - $27.23) and a weighted average remaining term of 8.67 years (December 31, 2006 - 9.23 years). At September 30, 2007 the unexpensed fair value of unit option compensation cost associated with future periods was $0.6 million (December 31, 2006 - $0.9 million).

The following table summarizes the information about the Trust's unit options:

	Number of options	Exercise price[1]
Unit options outstanding, December 31, 2006	923,550	$ 27.23
Granted	252,500	25.67
Exercised	(2,900)	22.31
Cancelled	(140,875)	27.84
Unit options outstanding, September 30, 2007	**1,032,275**	**$ 26.77**
Unit options exercisable, September 30, 2007	**289,300**	**$ 25.08**

[1] *Weighted average.*

A summary of the unit option plan as at September 30, 2007:

Range of Exercise Price on Options	Options Outstanding: Number outstanding[1]	Exercise price[2]	Remaining contractual life[3]	Options Exercisable: Number exercisable[1]	Exercise price[2]
$5.00-$7.00	9,500	$ 6.15	2.68	9,500	$ 6.15
$7.01-$15.50	28,500	10.26	5.41	28,500	10.26
$15.51-$25.08	120,400	24.21	7.73	53,050	24.14
$25.09-$29.15	873,875	27.87	8.97	198,250	28.37
	1,032,275	$ 26.77	8.67	289,300	$ 25.08

[1] *As of September 30, 2007.*

[2] *Weighted average.*

[3] *Weighted average number of years.*

In 2004 AltaGas implemented a unit-based compensation plan which awards phantom units to certain employees. The phantom units are valued on distributions declared and the trading price of the Trust's units. The units vest on a graded vesting schedule. The compensation expense recorded in third quarter 2007 in respect of this plan was $1.1 million

(third quarter 2006 - $1.7 million) and $3.8 million in the nine months ended September 30, 2007 (nine months ended September 30, 2006 - $5.2 million). At September 30, 2007 the unexpensed fair value of unit-based compensation costs related to the phantom units was $11.0 million (December 31, 2006 - $9.9 million).

9. DISPOSITION ON SALE OF CAPITAL ASSETS

During third quarter 2007 AltaGas sold its 33.3335 percent interest in the Ikhil Joint Venture for cash effective July 31, 2007 to AltaGas Utility Group Inc. for $9.0 million. The gain on the sale was negligible. In second quarter 2007 AltaGas recorded a one-time gain of $1.5 million from the sale of oil and natural gas production assets for non-monetary consideration totaling $11.9 million including a promissory note of $11.6 million. The disposition also resulted in the reduction in the asset retirement obligation of $3.1 million and a future income tax recovery of $0.6 million.

10. ACQUISITION OF ASSETS

On July 31, 2007 the Trust acquired all the outstanding partnership units in Bear Mountain Wind Limited Partnership and 100 percent of the shares in Bear Mountain Wind Power Corporation for cash consideration of $1.0 million.

11. NET CHANGE IN NON-CASH WORKING CAPITAL

The following non-cash working capital items affect cash flows from operations:

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Accounts receivable	**$ (4,862)**	$ (8,987)	**$ 61,972**	$ 71,335
Inventory	**-**	-	**(50)**	34
Other current assets	**(1,742)**	(5,538)	**4,554**	(4,961)
Accounts payable and accrued liabilities	**(13,712)**	12,253	**(76,369)**	(84,182)
Customer deposits	**3,337**	856	**9,520**	3,844
Deferred revenue	**272**	-	**695**	-
Other current liabilities	**1,933**	809	**(3,323)**	(4,035)
	(14,774)	(607)	**(3,001)**	(17,965)
Less: change in capital costs included in accounts payable	**(1,665)**	(1,802)	**1,958**	8,381
	$ (16,439)	$ (2,409)	**$ (1,043)**	$ (9,584)

The following cash payments have been included in the determination of earnings:

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Interest paid	**$ 2,846**	$ 3,310	**$ 9,099**	$ 10,190
Income taxes paid	**$ 85**	$ 16	**$ 181**	$ 51

SEC File # 82-34911

12. PENSION PLANS AND RETIREMENT BENEFITS

The net pension expense by plan for the period was as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Defined contribution plan	**$ 386**	$ 335	**$ 1,148**	$ 983
Defined benefit plan	**(17)**	5	**(11)**	13
Supplemental executive retirement plan	**282**	215	**800**	608
	$ 651	$ 555	**$ 1,937**	$ 1,604

13. RELATED PARTY TRANSACTIONS

In the normal course of business, the Trust and its affiliates transact with related parties. These transactions are recorded at their exchange amounts and are as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Fees for administration, management and other services paid by:				
AltaGas Utility Group Inc. (Utility Group) to the Trust	**$ 8**	$ 206	**$ 23**	$ 464
The Trust to Utility Group	**$ 129**	$ 130	**$ 394**	$ 365
Natural gas sales by the Trust to Utility Group subsidiaries	**$ 5,309**	$ 4,621	**$ 57,653**	$ 52,003
Fees for operating services paid by a Utility Group subsidiary	**$ 163**	-	**$ 306**	-
Transportation services provided by a Utility Group subsidiary	**$ 119**	$ 137	**$ 362**	$ 421
Office space and furniture rental payments made by the Trust to a corporation owned by an employee	**$ 21**	$ 20	**$ 63**	$ 60

The resulting amounts due from and to related parties are non-interest bearing and are related to transactions in the normal course of business.

Included in accounts receivable at September 30, 2007 was $2.3 million (September 30, 2006 - $2.0 million) due to the Trust from related parties. Included in accounts payable at September 30, 2007 was $0.1 million (September 30, 2006 - $0.4 million) due from the Trust to related parties.

During the quarter, AltaGas sold its 33.3335 percent interest in the Ikhil Joint Venture for cash, effective July 31, 2007 to AltaGas Utility Group Inc. for $9.0 million. The gain on the sale was negligible.

14. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. Transactions among the reporting segments are recorded at fair value. The following describes the Trust's five reporting segments:

Field Gathering and Processing – natural gas gathering lines and processing facilities;

Extraction and Transmission – ethane and natural gas liquids extraction plants and natural gas and condensate transmission pipelines;

Power Generation – coal-fired and gas-fired power output under power purchase arrangements and other agreements;

Energy Services – energy management and gas services for natural gas and electricity; and

Corporate – the costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management assets and liabilities.

The following tables show the composition by segment:

Three Months Ended
September 30, 2007

	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 33,381	$ 32,671	$ 51,736	$ 211,114	$ 762	$ (8,737)	$ 320,927
Unrealized gains (losses) on risk management	-	-	-	-	1,142	-	1,142
Cost of sales	(1,831)	(15,675)	(17,829)	(207,240)	-	8,679	(233,896)
Operating and administrative	(21,870)	(5,043)	(511)	(3,531)	(8,176)	58	(39,073)
Amortization	(6,562)	(2,044)	(1,873)	(552)	(619)	-	(11,650)
Operating income (loss)	$ 3,118	$ 9,909	$ 31,523	$ (209)	$ (6,891)	-	$ 37,450
Operating income (loss) before unrealized gains (losses) on risk management	$ 3,118	$ 9,909	$ 31,523	$ (209)	$ (8,033)	-	$ 36,308
Net additions (reductions) to:							
Capital assets	$ (8,731)	$ 669	$ 5,412	$ 8,052	$ 535	-	$ 5,937
Long-term investment and other assets	-	-	$ (1,007)	-	$ (7,027)	-	$ (8,034)
Goodwill	$ 215	$ 18,045	-	-	-	-	$ 18,260
Segmented assets	$ 488,888	$ 253,509	$ 117,189	$ 119,983	$ 182,907	-	$1,162,476

Nine Months Ended
September 30, 2007

	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 103,420	$ 103,644	$ 136,720	$ 795,274	$ 3,454	$ (52,217)	$1,090,295
Unrealized gains (losses) on risk management	-	-	-	-	1,617	-	1,617
Cost of sales	(5,411)	(55,556)	(55,422)	(778,407)	-	50,445	(844,351)
Operating and administrative	(64,772)	(14,824)	(1,432)	(12,137)	(22,755)	1,772	(114,148)
Amortization	(19,541)	(6,051)	(5,594)	(2,755)	(1,755)	-	(35,696)
Operating income (loss)	$ 13,696	$ 27,213	$ 74,272	$ 1,975	$ (19,439)	-	$ 97,717
Operating income (loss) before unrealized gains (losses) on risk management	$ 13,696	$ 27,213	$ 74,272	$ 1,975	$ (21,056)	-	$ 96,100
Net additions (reductions) to:							
Capital assets	$ (1,839)	$ 4,413	$ 9,308	$ (21,514)	$ 1,583	-	$ (8,049)
Long-term investment and other assets	-	-	$ (529)	-	$ 16,008	-	$ 15,479
Goodwill	$ 215	$ 18,045	-	-	-	-	$ 18,260
Segmented assets	$ 488,888	$ 253,509	$ 117,189	$ 119,983	$ 182,907	-	$1,162,476

Three Months Ended
September 30, 2006

	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 34,735	$ 41,075	$ 48,724	$ 211,224	$ 490	$ (18,390)	$ 317,858
Cost of sales	(2,439)	(23,101)	(22,539)	(205,070)	-	17,735	(235,414)
Operating and administrative	(19,035)	(5,621)	(248)	(3,321)	(9,667)	655	(37,237)
Amortization	(5,817)	(1,937)	(1,832)	(1,198)	(655)	-	(11,439)
Operating income (loss)	$ 7,444	$ 10,416	$ 24,105	$ 1,635	$ (9,832)	-	$ 33,768
Operating income (loss) before unrealized gains (losses) on risk management	$ 7,444	$ 10,416	$ 24,105	$ 1,635	$ (9,832)	-	$ 33,768
Net additions (reductions) to:							
Capital assets	$ 23,253	$ 644	$ (1,302)	$ 37	$ 915	-	$ 23,547
Energy services arrangements, contracts and relationships	-	-	$ (53)	$ 37	-	-	$ (16)
Long-term investment and other assets	-	-	$ 2,138	-	$ (499)	-	$ 1,639
Goodwill	$ 815	$ 18,045	-	-	-	-	$ 18,860
Segmented assets	$ 499,506	$ 243,285	$ 121,487	$ 113,902	$ 52,378	-	$1,030,558

Nine Months Ended
September 30, 2006

	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 102,729	$ 114,612	$ 139,966	$ 693,962	$ 2,767	$ (58,818)	$ 995,218
Cost of sales	(7,499)	(66,913)	(68,151)	(675,361)	-	57,069	(760,855)
Operating and administrative	(59,485)	(13,785)	(918)	(12,498)	(20,786)	1,749	(105,723)
Amortization	(17,376)	(5,783)	(5,484)	(3,577)	(1,758)	-	(33,978)
Operating income (loss)	$ 18,369	$ 28,131	$ 65,413	$ 2,526	$ (19,777)	-	$ 94,662
Operating income (loss) before unrealized gains (losses) on risk management	$ 18,369	$ 28,131	$ 65,413	$ 2,526	$ (19,777)	-	$ 94,662
Net additions (reductions) to:							
Capital assets	$ 50,889	$ 1,393	$ (28)	$ 454	$ 1,276	-	$ 53,984
Energy services arrangements, contracts and relationships	-	-	(36)	-	-	-	(36)
Long-term investment and other assets	-	-	4,242	-	132	-	4,374
Goodwill	$ 815	$ 18,045	-	-	-	-	$ 18,860
Segmented assets	$ 499,506	$ 243,285	$ 121,487	$ 113,902	$ 52,378	-	$1,030,558

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial presentation.

16. SUBSEQUENT EVENTS

There were no subsequent events after September 30, 2007 requiring disclosure.

Rapport de gestion

Le rapport de gestion et les états financiers consolidés intermédiaires non vérifiés ci-joints sont présentés selon la méthode de la continuité des intérêts communs qui reconnaît AltaGas Income Trust (AltaGas ou la Fiducie) comme société remplaçante d'AltaGas Services Inc. (ASI). Ce rapport de gestion, daté du 7 novembre 2007, est une revue des résultats d'exploitation et de la situation de trésorerie et des sources de financement de la Fiducie pour les trois mois et neuf mois terminés le 30 septembre 2007, en regard des trois mois et neuf mois terminés le 30 septembre 2006. Il doit être lu avec les états financiers consolidés non vérifiés de la Fiducie et les notes y afférentes au 30 septembre 2007 et pour les trois mois et neuf mois terminés à cette date, ainsi qu'avec les états financiers consolidés vérifiés et le rapport de gestion figurant dans le rapport annuel de la Fiducie pour l'exercice terminé le 31 décembre 2006.

Le présent rapport de gestion contient des énoncés prospectifs. Dans le présent rapport de gestion, les expressions «peut», «devrait», «pourrait», «a l'intention de», «prévoit», «projette», «croit», «compte», «estime» et «s'attend à ce que», ou d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. Plus particulièrement, ce rapport de gestion contient des énoncés prospectifs concernant, entre autres choses, les objectifs d'affaires, la croissance prévue, les résultats d'exploitation, le rendement, les projets et occasions d'affaires et les résultats financiers. Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ces énoncés reflètent les vues actuelles de la Fiducie relativement à des événements futurs basés sur certains facteurs et hypothèses importants, et sont assujettis à certains risques et incertitudes, y compris, sans s'y limiter, des changements à l'égard de la concurrence sur le marché, l'évolution du cadre législatif et réglementaire, les changements de loi fiscale, les conditions économiques générales et d'autres facteurs énoncés dans les documents d'information publique de la Fiducie. De nombreux facteurs peuvent faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie diffèrent de ceux qui sont décrits dans le présent rapport de gestion, y compris, sans s'y limiter, ceux qui sont décrits ci-dessus. Cette liste de facteurs ne doit pas être considérée comme exhaustive. Si l'un ou plusieurs de ces risques ou de ces incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent différer considérablement de ceux qui sont décrits dans le présent rapport de gestion tels qu'ils ont été prévus, estimés, attendus ou proposés. Il ne faut pas se fier indûment aux énoncés prospectifs qui figurent dans le présent rapport de gestion. Ces énoncés ne sont valables qu'en date du présent rapport de gestion. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, sauf si la loi l'exige. Les énoncés prospectifs contenus dans le présent rapport de gestion sont donnés expressément sous réserve de la présente mise en garde.

Le lecteur peut consulter de l'information additionnelle sur AltaGas en visitant le site Web de la Fiducie à l'adresse www.altagas.ca. Les documents d'information continue de la Fiducie, qui ont été déposés sous la dénomination d'AltaGas Services Inc. avant le 1er mai 2004, y compris le rapport de gestion et les états financiers vérifiés annuels, la notice annuelle, la circulaire de sollicitation de procurations, les avis de changements importants et les communiqués de presse publiés par la Fiducie, peuvent également être consultés dans le site Web de la Fiducie ou directement dans le site de SEDAR, à l'adresse www.sedar.com.

ALTAGAS INCOME TRUST

Les principales entreprises de la Fiducie sont exploitées par AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership et AltaGas Pipeline Partnership, ainsi que par PremStar Energy Canada Limited Partnership (PremStar) et ECNG Energy L.P. (collectivement les filiales actives). Les flux de trésorerie de la Fiducie dépendent uniquement des résultats des filiales actives et sont tirés du bénéfice d'exploitation provenant de la participation d'AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) dans les sociétés en commandite, des intérêts sur les prêts aux filiales actives et des dividendes ou des rendements du capital découlant des participations détenues dans la structure de fiducie.

AltaGas General Partner Inc., par l'entremise de son conseil d'administration, dont les membres sont élus par la Fiducie à la demande des porteurs de parts, a été mandatée par le fiduciaire de la Fiducie pour gérer ou superviser l'entreprise et les affaires de la Fiducie. AltaGas Ltd. assure la prestation de tous les services de gestion, d'administration et d'exploitation à la Fiducie et à ses filiales.

Résultats financiers consolidés	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2007**	2006	**2007**	2006
Produits	**322,1**	317,9	**1 091,9**	995,2
Gains latents (pertes latentes) sur gestion du risque	**1,1**	-	**1,6**	-
Produits nets[1]	**88,2**	82,5	**247,6**	234,3
BAIIA[1]	**49,1**	45,1	**133,4**	128,6
BAIIA avant gains latents (pertes latentes) sur gestion du risque	**48,0**	45,1	**131,8**	128,6
Bénéfice d'exploitation[1]	**37,5**	33,7	**97,7**	94,6
Bénéfice d'exploitation avant gains latents (pertes latentes) sur gestion du risque[1]	**36,4**	33,7	**96,1**	94,6
Bénéfice net	**31,4**	28,8	**77,0**	87,2
Bénéfice net avant gains latents (pertes latentes) ajustés en fonction des impôts sur gestion du risque[1]	**30,7**	28,8	**76,8**	87,2
Bénéfice net avant impôts sur les EIPD[1]	**30,9**	28,8	**83,0**	87,2
Total de l'actif	**1 162,5**	1 030,6	**1 162,5**	1 030,6
Total du passif à long terme	**354,2**	343,9	**354,2**	343,9
Ajouts (réductions) nets : Immobilisations	**5,9**	23,5	**(8,0)**	54,0
Distributions déclarées[2]	**30,0**	28,1	**88,2**	82,1
Flux de trésorerie				
Flux de trésorerie d'exploitation	**30,8**	40,8	**123,5**	110,3
Liquidités provenant de l'exploitation[1]	**47,6**	43,2	**125,1**	119,9

	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en dollars par part)	**2007**	2006	**2007**	2006
BAIIA[1]	**0,85**	0,81	**2,33**	2,33
BAIIA avant gains latents (pertes latentes) sur gestion du risque	**0,83**	0,81	**2,30**	2,33
Bénéfice net	**0,54**	0,52	**1,35**	1,58
Bénéfice net avant gains latents (pertes latentes) ajustés en fonction des impôts sur gestion du risque[1]	**0,53**	0,52	**1,34**	1,58
Bénéfice net avant impôts sur les EIPD[1]	**0,54**	0,52	**1,45**	1,58
Distributions déclarées[2]	**0,52**	0,505	**1,54**	1,485
Flux de trésorerie				
Flux de trésorerie d'exploitation	**0,53**	0,73	**2,16**	2,00
Liquidités provenant de l'exploitation[1]	**0,83**	0,78	**2,19**	2,17
Parts en circulation – de base (en millions)				
Au cours de la période[3]	**57,7**	55,7	**57,2**	55,2
À la fin de la période	**57,8**	55,9	**57,8**	55,9

1) *Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.*

2) *Distributions mensuelles déclarées de 0,175 $ par part à compter d'août 2007. D'août 2006 à juillet 2007, des distributions mensuelles de 0,17 $ par part ont été déclarées. De mars 2006 à juillet 2006, des distributions mensuelles de 0,165 $ par part ont été déclarées. En janvier 2006, des distributions mensuelles de 0,16 $ par part ont été déclarées.*

3) *Moyenne pondérée.*

REVUE FINANCIÈRE CONSOLIDÉE

Trimestres terminés les 30 septembre

Le bénéfice net pour le trimestre terminé le 30 septembre 2007 a atteint 31,4 millions de dollars (0,54 $ par part), comparativement à 28,8 millions de dollars (0,52 $ par part) pour le trimestre correspondant de l'exercice 2006. Cette hausse de bénéfice net découle de prix de couverture plus élevés et de charges plus faibles dans le secteur Production d'électricité, d'une augmentation des taux et d'une nouvelle installation dans le secteur Collecte et traitement sur place et des gains latents découlant des variations de la juste valeur sur les contrats sur gestion du risque. Ces augmentations ont été contrebalancées en partie par une hausse des charges d'exploitation et d'administration, une baisse du débit dans le secteur Collecte et traitement sur place, un accroissement de la charge d'impôts, une radiation non récurrente des charges liées au projet de Noel reporté, un recul des prix au comptant de l'électricité en Alberta et une diminution des contributions provenant du secteur Services énergétiques.

Sur une base consolidée, les produits nets pour le troisième trimestre de 2007 ont été de 88,2 millions de dollars comparativement à 82,5 millions de dollars pour la période correspondante de l'exercice précédent. Les produits nets ont augmenté au troisième trimestre de 2007 en raison de prix de couverture plus élevés et de charges plus faibles dans le secteur Production d'électricité, d'une hausse des taux, des ajustements de péréquation courants et d'une nouvelle installation dans le secteur Collecte et traitement sur place, et des gains latents découlant des variations de la juste valeur sur les contrats sur gestion du risque. Ces augmentations ont été contrebalancées en partie par une baisse du débit dans le secteur Collecte et traitement sur place, un recul des produits tirés de la vente d'actifs pétroliers et gaziers en mai 2007 une chute et des prix au comptant de l'électricité en Alberta.

Dans les secteurs Extraction et transport, Production d'électricité et Services énergétiques, les produits nets, qui sont définis à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion, reflètent mieux le rendement que les produits, les variations des prix du marché pour le gaz naturel et l'électricité influant à la fois sur les produits et le coût des produits vendus.

Les charges d'exploitation et d'administration pour le troisième trimestre de 2007 ont été de 39,1 millions de dollars comparativement à 37,2 millions de dollars pour le trimestre correspondant de l'exercice précédent. L'augmentation est principalement attribuable à une charge non récurrente de 1,5 million de dollars liée à des charges propres au projet de Noel reporté. Le total des coûts engagés à ce jour dans le projet de Noel s'élève à 3,4 millions de dollars dont 1,6 million de dollars devraient être recouvrés.

La dotation aux amortissements pour le troisième trimestre de 2007 s'est établie à 11,7 millions de dollars par rapport à 11,4 millions de dollars pour le trimestre correspondant de l'exercice précédent. L'augmentation résulte des installations de collecte et de traitement sur place nouvelles et agrandies et d'une participation accrue dans une des installations d'extraction d'Empress, compensée en partie par la cession des actifs de production de pétrole et de gaz naturel.

Les intérêts débiteurs pour le troisième trimestre de 2007 se sont établis à 2,9 millions de dollars, comparativement à 3,2 millions de dollars pour le trimestre correspondant de l'exercice précédent. Ce recul est attribuable à une baisse du solde d'endettement moyen, qui s'est fixé à 225,2 millions de dollars en regard de 271,1 millions de dollars pour la période correspondante de 2006, par suite du remboursement de la dette à long terme au moyen des flux de trésorerie d'exploitation excédentaire. Le taux d'emprunt moyen au troisième trimestre de 2007 a été de 5,3 pour cent comparativement à 4,8 pour cent au troisième trimestre de 2006.

La charge d'impôts pour le troisième trimestre de 2007 a été de 3,2 millions de dollars par rapport à 1,7 million de dollars pour le trimestre correspondant de l'exercice précédent. L'augmentation a été attribuable à une hausse des bénéfices imposables et à l'incidence fiscale des gains latents liés aux actifs et passifs sur gestion du risque, contrebalancée en partie par un ajustement de 0,5 million de dollars aux passifs d'impôts futurs découlant de l'imposition des entités intermédiaires de placement déterminées (EIPD).

Neuf mois terminés le 30 septembre
Le bénéfice net pour les neuf mois terminés le 30 septembre 2007 a atteint 77,0 millions de dollars (1,35 $ par part), comparativement à 87,2 millions de dollars (1,58 $ par part) pour le trimestre correspondant de l'exercice précédent. Compte non tenu de l'impôt hors caisse sur les EIPD de 6,0 millions de dollars constaté pour les neuf mois terminés le 30 septembre 2007 et de l'avantage fiscal hors caisse de 6,6 millions de dollars constaté au deuxième trimestre de 2006, le bénéfice net s'est établi à 83,0 millions de dollars (1,45 $ par part) comparativement à 80,6 millions de dollars (1,46 $ par part). Le bénéfice net s'est accru en raison des prix plus élevés et des charges plus faibles dans le secteur Production d'électricité, des nouvelles installations, de la hausse des taux et des produits d'exploitation dans le secteur Collecte et traitement sur place, du gain latent découlant des contrats sur gestion du risque, d'un gain non récurrent tiré de la vente des actifs de production de pétrole et de gaz naturel et d'une baisse des intérêts débiteurs. Ces augmentations du bénéfice net ont été contrebalancées en partie par une hausse des charges d'exploitation et d'administration, une baisse continue du débit dans le secteur Collecte et traitement sur place, l'expiration du contrat d'électricité avec Genesee le 31 mars 2006, qui a contribué 4,1 millions de dollars au bénéfice net au premier trimestre de 2006, une baisse des bénéfices provenant du secteur Services énergétiques, un accroissement de la dotation aux amortissements, une baisse dans les dispositions contractuelles relative aux achats fermes non récurrents dans le secteur Collecte et traitement sur place et une radiation non récurrente des coûts liés au projet de Noel reporté.

Sur une base consolidée, les produits nets pour les neuf premiers mois de 2007 ont été de 247,6 millions de dollars comparativement à 234,3 millions de dollars pour la période correspondante de 2006. La hausse a été attribuable aux prix plus élevés de l'électricité et aux coûts plus faibles dans le secteur Services énergétiques, à de nouvelles installations, à la hausse des tarifs et des produits d'exploitation dans le secteur Extraction et transport et à un gain non récurrent à la vente d'actifs de production de pétrole et de gaz naturel. Ces augmentations ont été contrebalancées en partie par l'expiration du contrat d'électricité de Genesee, une baisse du débit et une diminution des dispositions contractuelles à l'égard des achats fermes non récurrents dans le secteur Collecte et traitement sur place, un recul des contributions tirées d'actifs pétroliers et gaziers vendus en mai 2007 et une chute des bénéfices dans le secteur Services énergétiques.

Les charges d'exploitation et d'administration pour les neuf mois terminés le 30 septembre 2007 ont été de 114,1 millions de dollars comparativement à 105,7 millions de dollars pour la période correspondante de 2006. La hausse a été attribuable aux charges additionnelles liées aux nouvelles installations, à une hausse de la participation dans une des installations d'extraction, à un accroissement de la charge de la rémunération et à une radiation non récurrente des coûts de 1,5 million de dollars propres au projet de Noel reporté.

La dotation aux amortissements pour les neuf premiers mois de 2007 s'est élevée à 35,7 millions de dollars contre 34,0 millions de dollars pour la période correspondante de 2006. Cette progression a été principalement attribuable aux installations nouvelles et agrandies dans le secteur Collecte et traitement sur place, qui a été compensée en partie par la vente des actifs de production de pétrole et de gaz naturel.

Les intérêts débiteurs pour les neuf mois terminés le 30 septembre 2007 ont été de 9,0 millions de dollars par rapport à 9,9 millions de dollars pour la période correspondante de l'exercice précédent. Ce recul a surtout été attribuable à une baisse du solde d'endettement moyen, qui s'est établi à 240,4 millions de dollars comparativement aux 273,5 millions de dollars pour la période correspondante de 2006, par suite du remboursement de la dette à long terme au moyen des flux de trésorerie d'exploitation excédentaires. Le taux d'emprunt moyen pour les neuf premiers mois de 2007 a été de 5,2 pour cent comparativement à 4,9 pour cent à la période correspondante de 2006.

Au troisième trimestre, AltaGas a recalculé le montant estimé des impôts sur les EIPD constaté au deuxième trimestre de 2007. Les nouveaux calculs ont conduit à une baisse du passif d'impôts futurs sur les EIPD, qui est passé de 14,5 millions de dollars à 6,5 millions de dollars. Cette variation s'est soldée par une augmentation du bénéfice net pour le deuxième trimestre de 2007, passant de 13,1 millions de dollars (0,23 $ par part) à 21,1 millions de dollars (0,37 $ par part) constatés auparavant. Le bénéfice net pour le semestre terminé le 30 juin 2007 a augmenté et est passé de 37,6 millions de dollars (0,66 $ par part) constatés précédemment pour se fixer à 45,6 millions de dollars (0,80 $ par

part). Les résultats constatés pour les neuf mois terminés le 30 septembre 2007 reflètent l'ajustement effectué aux résultats du deuxième trimestre de 2007.

La charge d'impôts pour les neuf mois terminés le 30 septembre 2007 a été de 11,7 millions de dollars comparativement à un recouvrement d'impôts de 2,5 millions de dollars pour la période correspondante de 2006. L'augmentation est attribuable à la charge hors caisse de 6,0 millions de dollars utilisée pour constater des passifs d'impôts futurs liés aux écarts entre la valeur comptable et la valeur fiscale des actifs et des passifs d'AltaGas après l'impôt des EIPD, à l'avantage fiscal hors caisse de 6,6 millions de dollars constaté en 2006 par suite de réductions des taux d'imposition sur les bénéfices de l'Alberta et du gouvernement fédéral, à une incidence fiscale de 1,4 million de dollars sur des gains latents liés aux actifs et passifs sur gestion du risque et à 0,8 million de dollars découlant de l'impôt sur des bénéfices supérieurs. Cette progression a été contrebalancée en partie par un recouvrement d'impôts futurs de 0,6 million de dollars provenant de la vente d'actifs de production de pétrole et de gaz naturel.

Imposition des entités intermédiaires de placement déterminées (EIPD)

Le 12 juin 2007, le projet de loi C-52 a été adopté en troisième lecture et, le 22 juin 2007, il recevait la sanction royale, créant un nouvel impôt de 31,5 pour cent qui s'appliquera aux distributions de certaines fiducies de revenu et sociétés de personnes, y compris AltaGas, à compte du 1er janvier 2011. Avant l'adoption de cette loi, le passif d'impôts futurs d'AltaGas ne tenait compte que des écarts temporaires associés aux filiales de la Fiducie qui étaient assujetties à l'impôt. Bien que le bénéfice net pour les neuf mois terminés le 30 septembre 2007 ait été considérablement réduit du fait de cet ajustement d'impôts futurs, la charge d'impôts futurs hors caisse n'a pas eu d'incidence, sur les flux de trésorerie actuels.

La direction continuera d'examiner les solutions qui s'offrent à elle pour ce qui est de la structure organisationnelle la plus efficace pour AltaGas compte tenu de l'adoption de la loi et de la publication d'autres lignes directrices du gouvernement fédéral. La décision d'AltaGas sera celle qui protège le mieux les intérêts de ses porteurs de parts.

MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Dans le présent rapport de gestion, il est fait référence à certaines mesures financières qui n'ont aucune signification normalisée prescrite par les principes comptables généralement reconnus (PCGR) du Canada et qui peuvent ne pas être comparables à des mesures similaires présentées par d'autres entités. Les mesures financières non conformes aux PCGR et leur rapprochement avec les mesures financières conformes aux PCGR sont présentés ci-après. Toutes ces mesures ont été calculées selon l'information déjà publiée.

Produits nets	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2007**	2006	**2007**	2006
Produits nets	**88,2**	82,5	**247,6**	234,3
Ajouter :				
Coût des produits vendus	**233,9**	235,4	**844,3**	760,9
Produits (mesure financière conforme aux PCGR)	**322,1**	317,9	**1 091,9**	995,2

Les produits nets, qui correspondent aux produits moins le coût des marchandises achetées à des fins de vente et de freinte de stock, reflètent mieux le rendement que les produits étant donné que les variations des prix du marché pour le gaz naturel et l'électricité se répercutent à la fois sur les produits et le coût des produits vendus.

Bénéfice d'exploitation	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2007**	2006	**2007**	2006
Bénéfice d'exploitation	**37,5**	33,7	**97,7**	94,6
Ajouter (déduire) :				
Intérêts débiteurs	**(2,9)**	(3,2)	**(9,0)**	(9,9)
Charge d'impôts	**(3,2)**	(1,7)	**(11,7)**	2,5
Bénéfice net (mesure financière conforme aux PCGR)	**31,4**	28,8	**77,0**	87,2

Le bénéfice d'exploitation est une mesure de la rentabilité de la Fiducie à partir de ses principales activités avant leur mode de financement ou d'imposition. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration et la dotation aux amortissements.

Bénéfice d'exploitation avant gains latents (pertes latentes) sur gestion du risque	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2007**	2006	**2007**	2006
Bénéfice d'exploitation avant gains latents (pertes latentes) sur gestion du risque	**36,4**	33,7	**96,1**	94,6
Ajouter (déduire) : Gains latents (pertes latentes) sur gestion du risque	**1,1**	-	**1,6**	-
Intérêts débiteurs	**(2,9)**	(3,2)	**(9,0)**	(9,9)
Charge d'impôts	**(3,2)**	(1,7)	**(11,7)**	2,5
Bénéfice net (mesure financière conforme aux PCGR)	**31,4**	28,8	**77,0**	87,2

Le bénéfice net avant gains latents (pertes latentes) sur gestion du risque est une mesure de la rentabilité de la Fiducie à partir de ses principales activités avant la comptabilisation de leur financement, des impôts auxquels elles sont assujetties et de l'incidence des gains (pertes) provenant des activités de gestion du risque ayant influé sur l'exploitation. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets ajustés au titre des gains latents (pertes latentes) sur gestion du risque moins les charges d'exploitation et d'administration et l'amortissement.

BAIIA	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2007**	2006	**2007**	2006
BAIIA	**49,1**	45,1	**133,4**	128,6
Ajouter (déduire) : Amortissement	**(11,6)**	(11,4)	**(35,7)**	(34,0)
Intérêts débiteurs	**(2,9)**	(3,2)	**(9,0)**	(9,9)
Charge d'impôts	**(3,2)**	(1,7)	**(11,7)**	2,5
Bénéfice net (mesure financière conforme aux PCGR)	**31,4**	28,8	**77,0**	87,2

Le BAIIA est une mesure de la rentabilité des activités d'exploitation de la Fiducie. Il donne une indication des résultats dégagés par les principales activités de la Fiducie avant la comptabilisation de leur financement, de l'amortissement de leurs actifs et des impôts auxquels elles sont assujetties. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration.

BAIIA avant gains latents (pertes latentes) sur gestion du risque (en millions de dollars)	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2007	2006	**2007**	2006
BAIIA avant gains latents (pertes latentes) sur gestion du risque	**48,0**	45,1	**131,8**	128,6
Ajouter (déduire) : Gains latents (pertes latentes) sur gestion du risque	**1,1**	-	**1,6**	-
Amortissement	**(11,6)**	(11,4)	**(35,7)**	(34,0)
Intérêts débiteurs	**(2,9)**	(3,2)	**(9,0)**	(9,9)
Charge d'impôts	**(3,2)**	(1,7)	**(11,7)**	2,5
Bénéfice net (mesure financière conforme aux PCGR)	**31,4**	28,8	**77,0**	87,2

Le BAIIA avant gains latents (pertes latentes) sur gestion du risque est une mesure de la rentabilité des activités d'exploitation de la Fiducie. Il donne une indication des résultats dégagés par les principales activités de la Fiducie avant la comptabilisation de l'incidence des gains latents (pertes latentes) provenant des activités de gestion du risque, ainsi que du financement des activités d'entreprise, de l'amortissement de leurs actifs ou des impôts auxquels elles sont assujetties. Le BAIIA est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets rajustés au titre des gains latents (pertes latentes) sur gestion du risque moins les charges d'exploitation et d'administration.

Bénéfice net avant gains latents (pertes latentes) ajustés en fonction des impôts sur gestion du risque (en millions de dollars)	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2007	2006	**2007**	2006
Bénéfice net avant gains latents (pertes latentes) ajustés en fonction des impôts sur gestion du risque	**30,7**	28,8	**76,8**	87,2
Ajouter (déduire) : Gains latents (pertes latentes) sur gestion du risque	**1,1**	-	**1,6**	-
Charge d'impôts sur gestion du risque	**(0,4)**	-	**(1,4)**	-
Bénéfice net (mesure financière conforme aux PCGR)	**31,4**	28,8	**77,0**	87,2

Le bénéfice net avant gains latents (pertes latentes) ajustés en fonction des impôts sur gestion du risque reflète mieux la rentabilité que le bénéfice net étant donné que les variations liées à la gestion du risque sont fondées sur les estimations relatives aux prix des marchandises et aux taux de change au fil du temps.

Liquidités provenant de l'exploitation (en millions de dollars)	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2007	2006	**2007**	2006
Liquidités provenant de l'exploitation	**47,6**	43,2	**125,1**	119,9
Ajouter (déduire) : Variation nette du fonds de roulement hors caisse	**(16,4)**	(2,4)	**(1,0)**	(9,6)
Obligations liées à la mise hors service d'immobilisations réglées	**(0,4)**	-	(0,6)	-
Flux de trésorerie d'exploitation (mesure financière conforme aux PCGR)	**30,8**	40,8	**123,5**	110,3

La direction et les épargnants utilisent les liquidités provenant de l'exploitation dans leur analyse du rendement des activités d'exploitation, sans tenir compte de la variation du fonds de roulement hors caisse au cours de la période. Les liquidités provenant de l'exploitation, telles qu'elles sont présentées, ne doivent pas être considérées comme

interchangeables avec les flux de trésorerie d'exploitation ou avec toute autre mesure des flux de trésorerie définie selon les PCGR. Elles sont calculées d'après les données des états des flux de trésorerie consolidés et correspondent aux flux de trésorerie d'exploitation avant de tenir compte de la variation du fonds de roulement hors caisse et des dépenses engagées pour régler les obligations liées à la mise hors service d'immobilisations.

RÉSULTATS D'EXPLOITATION PAR SECTEUR D'ACTIVITÉ

Bénéfice d'exploitation	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2007**	2006	**2007**	2006
Collecte et traitement sur place	**3,1**	7,4	**13,7**	18,4
Extraction et transport	**9,9**	10,4	**27,2**	28,1
Production d'électricité	**31,5**	24,1	**74,3**	65,4
Services énergétiques	**(0,2)**	1,6	**2,0**	2,5
Siège social	**(6,8)**	(9,8)	**(19,5)**	(19,8)
	37,5	33,7	**97,7**	94,6
Bénéfice d'exploitation avant gains latents (pertes latentes) sur gestion du risque	**36,4**	33,7	**96,1**	94,6

COLLECTE ET TRAITEMENT SUR PLACE

Le secteur Collecte et traitement sur place comprend les installations de collecte du gaz naturel et de traitement sur place, ainsi que les placements d'AltaGas dans des entreprises d'un secteur connexe à la collecte et au traitement.

Résultats financiers	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2007**	2006	**2007**	2006
Produits	**33,4**	34,7	**103,4**	102,7
Produits nets	**31,5**	32,3	**98,0**	95,2
Charges d'exploitation et d'administration	**21,9**	19,0	**64,8**	59,5
Amortissement	**6,5**	5,8	**19,5**	17,4
Bénéfice d'exploitation	**3,1**	7,4	**13,7**	18,4

Statistiques d'exploitation	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2007	2006	**2007**	2006
Capacité (mmpc/j)[1]	**1 008**	1 021	**1 008**	1 021
Débit (mmpc/j bruts)[2]	**510**	537	**532**	557
Utilisation de la capacité (%)[2]	**51**	53	**53**	55
Participation directe moyenne (%)[1]	**92**	92	**92**	92

[1)] *Au 30 septembre.*

[2)] *Moyenne* de la période.

Trimestres terminés les 30 septembre

Au cours du troisième trimestre de 2007, le bénéfice d'exploitation dans le secteur Collecte et traitement sur place s'est établi à 3,1 millions de dollars en regard de 7,4 millions de dollars pour le trimestre correspondant de l'exercice précédent. Compte non tenu de l'incidence de la contrepassation de la somme de 1,9 million de dollars inscrite au deuxième trimestre de 2006 à l'égard des frais du siège social auparavant passés en charges au secteur, le bénéfice d'exploitation a baissé de 2,4 millions de dollars. De cette baisse, 1,9 million de dollars ont été attribuables à un recul du débit occasionné par les fléchissements de la production naturelle et le ralentissement des activités de production, 0,5 million de dollars, aux dispositions contractuelles relatives aux achats fermes au troisième trimestre de 2006, 0,4 million de dollars, à la montée des charges d'exploitation et de rémunération non imputable à l'exercice et 0,5 million de dollars, à la hausse de l'amortissement rattaché à l'agrandissement des installations existantes. Ces baisses ont été compensées en partie par le montant de 0,9 million de dollars découlant de nouveaux contrats à des tarifs supérieurs, les ajustements de péréquation courants et la nouvelle installation de Clear Hills.

Au troisième trimestre de 2007, le débit a atteint en moyenne 510 mmpc/j comparativement à 537 mmpc/j au troisième trimestre de 2006. Le recul de 5 pour cent du débit a été principalement attribuable au fléchissement de la production naturelle, au ralentissement de l'activité des producteurs et aux arrêts planifiés. L'incidence des arrêts planifiés a été d'environ 1 pour cent ou 5 mmpc/j du total brut du débit et a eu un effet négligeable sur le bénéfice d'exploitation. Dans le district nord, le débit a diminué de 18 mmpc/j en raison des fléchissements de la production naturelle, du ralentissement de l'activité des producteurs et des arrêts planifiés, compensé en partie par la contribution de 8 mmpc/j de la nouvelle installation de Clear Hills. Le recul de 17 mmpc/j dans le district sud est attribuable aux fléchissements de la production naturelle, à la diminution des activités de production et aux arrêts planifiés. Au cours du trimestre, la participation d'un tiers d'AltaGas dans la coentreprise Ikhil a été vendue dans le cadre du programme de dessaisissement des actifs de production secondaires. La coentreprise Ikhil a livré en moyenne environ de 1,5 mmpc/j de gaz non corrosif à une installation de traitement de gaz de 8 mmpc/j. Au cours du trimestre, l'installation de Del Bonita de 5 mmpc/j a été mise hors service en raison des producteurs de la région qui n'ont pas réussi à trouver des réserves importantes. L'installation a été démantelée et l'équipement a été redéployé.

L'utilisation constatée au troisième trimestre de 2007 a été de 51 pour cent comparativement à 53 pour cent pour le même trimestre de l'exercice précédent en raison d'une baisse du débit découlant du fléchissement de la production naturelle et du ralentissement des activités de forage des producteurs.

Les produits nets dans le secteur Collecte et traitement sur place pour le troisième trimestre de 2007 ont atteint 31,5 millions de dollars, en regard de 32,3 millions de dollars pour la période correspondante de 2006. La chute a été attribuable à une baisse du débit occasionnée par les fléchissements de la production naturelle et le ralentissement des activités de production, ainsi qu'au recouvrement des coûts d'exploitation. Cette baisse a été compensée en partie par un montant de 1,9 million de dollars découlant des tarifs plus élevés, des ajustements de péréquation courants et de la nouvelle installation de Clear Hills. Le produit net de l'exercice précédent comprenait des dispositions contractuelles d'achat ferme de 0,5 million de dollars.

Les charges d'exploitation et d'administration pour le troisième trimestre de 2007 se sont élevées à 21,9 millions de dollars contre 19,0 millions de dollars pour la période correspondante de 2006. Les résultats du troisième trimestre de 2006 comprenaient une contrepassation non récurrente de 1,9 million de dollars à l'égard des frais du siège social qui avaient été auparavant passés en charges au secteur d'exploitation. La hausse de 1,0 million de dollars découlait surtout des charges d'exploitation de la nouvelle installation de Clear Hills et de la hausse des coûts de rémunération.

La dotation aux amortissements pour le secteur Collecte et traitement sur place au troisième trimestre de 2007 a grimpé à 6,5 millions de dollars comparativement à 5,8 millions de dollars pour la période correspondante de l'exercice précédent en raison des installations nouvelles et agrandies.

Le bénéfice d'exploitation en pourcentage des produits nets au troisième trimestre de 2007 s'est élevé à 10 pour cent comparativement à 23 pour cent au trimestre correspondant de 2006. Le recul au troisième trimestre a été surtout attribuable à la chute du débit, à la contrepassation non récurrente des frais du siège social en 2006, à une hausse de l'amortissement et à des charges d'exploitation plus importantes. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Neuf mois terminés le 30 septembre

Au cours des neuf mois terminés le 30 septembre 2007, le bénéfice d'exploitation dans le secteur Collecte et traitement sur place s'est établi à 13,7 millions de dollars en regard de 18,4 millions de dollars pour la période correspondante de l'exercice précédent. Ce recul comprenait un montant de 5,4 millions de dollars attribuable à une baisse de débit, qui a été compensée en partie par un bénéfice d'exploitation de 4,2 millions de dollars tiré des nouvelles installations, d'une hausse des tarifs et des produits d'exploitation. Le bénéfice d'exploitation a également fléchi en raison de la hausse des coûts de rémunération de 1,1 million de dollars, de l'amortissement de 1,0 million de dollars au titre du capital de maintenance et de l'agrandissement des installations, ainsi que de la baisse de 1,5 million de dollars liée aux dispositions contractuelles d'achat ferme.

Pendant les neuf mois terminés le 30 septembre 2007, le débit a atteint en moyenne 532 mmpc/j comparativement à 557 mmpc/j pour la période correspondante de 2006. Le recul de 4 pour cent a été principalement attribuable au fléchissement de la production naturelle et au ralentissement de l'activité des producteurs. L'incidence de ces éléments aurait été plus importante s'il n'avait été d'un ajout de 13 mmpc/j au débit grâce aux nouvelles installations d'AltaGas de Clear Prairie, Clear Hills et Princess. De la baisse de 25 mmpc/j du débit, 14 mmpc/j ont été attribuables au district nord, et le reste, au district sud. Dans le district nord, la zone de forage de Wabasca a subi des baisses de débit de 10 mmpc/j en raison d'un programme de forage moins efficace que celui de l'exercice précédent. La baisse dans le district sud est attribuable aux fléchissements de la production naturelle, contrebalancés en partie par une hausse du débit provenant des nouveaux puits à South Foothills.

L'utilisation pour les neuf mois terminés le 30 septembre a été respectivement de 53 pour cent et 55 pour cent en 2007 et 2006. La baisse s'explique par un débit plus faible en raison du fléchissement de la production naturelle et du ralentissement des activités de forage des producteurs.

Les produits nets pour les neuf mois terminés le 30 septembre 2007 se sont établis à 98,0 millions de dollars comparativement à 95,2 millions de dollars pour la période correspondante de l'exercice précédent. L'augmentation a été attribuable à des produits de 6,7 millions de dollars tirés des nouvelles installations, à la somme de 2,9 millions de dollars provenant de la hausse des tarifs et des produits d'exploitation, contrebalancée en partie par la baisse des activités de raccordement de puits de 5,4 millions de dollars. Les dispositions contractuelles d'achat ferme de 1,5 million de dollars constatées en 2006 ont également contribué au recul du produit net.

Les charges d'exploitation et d'administration pour les neuf mois terminés le 30 septembre 2007 ont été de 64,8 millions de dollars comparativement à 59,5 millions de dollars pour la période correspondante en 2006. La hausse a été principalement attribuable aux nouvelles installations et à l'augmentation des coûts de rémunérations qui ont atteint 1,1 million de dollars.

La dotation aux amortissements pour le secteur Collecte et traitement sur place pour les neuf mois terminés le 30 septembre 2007 s'est élevée à 19,5 millions de dollars comparativement à 17,4 millions de dollars pour la période correspondante de 2006 en raison des installations nouvelles et agrandies.

Le bénéfice d'exploitation exprimé en pourcentage du produit net pour les neuf mois terminés le 30 septembre 2007 a été de 14 pour cent en comparaison de 19 pour cent pour la période correspondante de 2006. La chute a été entraînée par une baisse de débit, un recul des ajustements liés aux achats fermes et des coûts de rémunération supplémentaires. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Perspectives du secteur Collecte et traitement sur place

Le bénéfice d'exploitation du secteur Collecte et traitement sur place en 2007 devrait être plus bas qu'en 2006 en raison de la baisse continue du débit. Cependant, la mise en service de l'installation d'Acme au quatrième trimestre devrait compenser en partie par l'incidence de la baisse du débit pour le reste de 2007. Même si les résultats du secteur Collecte et traitement sur place devraient être plus faibles pour l'exercice en cours en comparaison avec l'exercice précédent, AltaGas continue de mener sa stratégie visant à convertir des contrats en recouvrement des coûts d'exploitation, à augmenter les frais de traitement et à gérer les coûts d'exploitation tout en continuant de fournir un service de qualité supérieure. Au troisième trimestre de 2007, trois de nos quatre principaux contrats à l'une des plus importantes installations ont été modifiés en recouvrement des coûts d'exploitation pour la plus grande partie des volumes. La modification devrait augmenter considérablement le bénéfice d'exploitation de cette installation. Cette stratégie en vigueur devrait augmenter le rendement du capital investi lors des périodes de faible débit, tout en mettant AltaGas en position de profiter de l'accroissement des activités de production de gaz. La plupart des installations d'AltaGas sont également mobiles, permettant ainsi à la Société de déménager de l'équipement dans des régions qui sont plus actives et productives.

En 2007, AltaGas prévoit investir environ 37 millions de dollars en immobilisations en plus de l'installation de traitement de de méthane houiller d'Acme et des conduites de collecte et de distribution connexes.

Le projet de pipeline de gaz naturel de Noel et d'agrandissement de l'installation de traitement de Pouce Coupe déjà annoncé par AltaGas a été reporté en raison de l'incertitude planant sur les coûts d'installation et de la faiblesse des prix du gaz. AltaGas poursuit toujours l'agrandissement de l'installation de Pouce Coupe afin de fournir une infrastructure de traitement de gaz dans la région.

La nouvelle installation de traitement de gaz de 10 mmpc/j et les conduites de collecte et de distribution connexes près d'Acme, en Alberta, traiteront le gaz houiller, son coût devant s'élever à 13 millions de dollars. Il est prévu que l'installation entrera en service en novembre 2007.

AltaGas a vendu sa participation de un tiers dans la coentreprise Ikhil avec prise d'effet le 31 juillet 2007. Le gain à la vente constaté a été négligeable. Pour la période d'octobre à décembre 2006, ces actifs ont contribué à hauteur d'environ 0,4 million de dollars au bénéfice d'exploitation du secteur Collecte et traitement sur place.

EXTRACTION ET TRANSPORT
Le secteur Extraction et transport comprend des participations dans quatre usines d'extraction d'éthane et de liquides de gaz naturel (LGN), une installation de fractionnement, cinq gazoducs de transport de gaz naturel et un gazoduc de transport de condensats.

Résultats financiers	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2007**	2006	**2007**	2006
Produits	**32,7**	41,1	**103,6**	114,6
Produits nets	**17,0**	17,9	**48,1**	47,7
Charges d'exploitation et d'administration	**5,0**	5,6	**14,8**	13,8
Amortissement	**2,1**	1,9	**6,1**	5,8
Bénéfice d'exploitation	**9,9**	10,4	**27,2**	28,1

Statistiques d'exploitation	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2007	2006	**2007**	2006
Capacité d'amenée (mmpc/j)[1]	**554**	539	**554**	539
Volumes d'extraction (b/j)[2]	**16 859**	19 880	**19 747**	19 421
Volumes transportés (mmpc/j)[2, 3]	**407**	388	**407**	396

1) *Au 30 septembre.*
2) *Moyenne de la période.*
3) *Exclut les volumes du gazoduc de condensats.*

Trimestres terminés les 30 septembre
Au cours du troisième trimestre de 2007, le bénéfice d'exploitation du secteur Extraction et transport s'est établi à 9,9 millions de dollars en regard de 10,4 millions de dollars pour la période correspondante de 2006. La baisse a été surtout attribuable à la chute des volumes d'extraction produits ainsi qu'à la hausse des produits reportés dans le secteur du transport découlant des volumes actuels transportés qui sont plus faibles que ceux prévus dans le contrat relatif au réseau de transport de Suffield. Le différentiel de fractionnement moyen a été de 25 $/b pour les troisièmes trimestres de 2007 et 2006. La hausse des volumes de LGN à l'usine d'extraction exposés au différentiel de fractionnement a partiellement compensée la baisse du bénéfice d'exploitation du secteur, en raison de la participation accrue dans l'une des usines d'Empress et à l'expansion du réseau de transport de Cold Lake.

Les volumes moyens d'éthane et de LGN à l'usine d'extraction ont été plus faibles au troisième trimestre de 2007 qu'au trimestre correspondant de l'exercice précédent surtout en raison de la baisse de la demande de gaz naturel en aval et d'un projet de transformation planifié de dix jours à l'usine d'extraction d'Edmonton, cette baisse ayant été compensée en partie par la hausse des volumes à l'usine d'Empress. Les volumes de transport ont augmenté surtout en raison d'une hausse des volumes sur le réseau de transport de Suffield.

Les produits nets au troisième trimestre de 2007 se sont établis à 17,0 millions de dollars comparativement à 17,9 millions de dollars à la période correspondante de 2006. Les produits nets pour le trimestre ont affiché une baisse en raison du recul des volumes d'éthane produits à l'usine d'extraction et de la hausse des produits reportés dans le secteur du transport. Cette baisse a été compensée en partie par la hausse des volumes exposés au différentiel de fractionnement, à l'augmentation de la participation à l'une des usines d'Empress et à l'expansion du réseau de transport de Cold Lake.

Les charges d'exploitation et d'administration pour le troisième trimestre de 2007 se sont élevées à 5,0 millions de dollars contre 5,6 millions de dollars pour la période correspondante de 2006. La baisse a été en grande partie

attribuable à la chute des volumes traités par l'usine d'extraction d'Edmonton et a été compensée en partie par la hausse des coûts à l'une des usines d'Empress occasionnée par l'augmentation de la participation.

La dotation aux amortissements pour le troisième trimestre de 2007 s'est élevée à 2,1 millions de dollars contre 1,9 million de dollars pour la période correspondante de 2006. Le léger recul est attribuable à l'augmentation de la participation dans l'une des usines d'Empress et au projet de récupération de l'éthane améliorée.

Le bénéfice d'exploitation en pourcentage des produits nets pour les troisièmes trimestres de 2007 et de 2006 s'est fixé à 58 pour cent. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Neuf mois terminés le 30 septembre

Pour les neuf mois terminés le 30 septembre 2007, le bénéfice d'exploitation dans le secteur Extraction et transport s'est établi à 27,2 millions de dollars en regard de 28,1 millions de dollars pour la période correspondante de 2006. La baisse du bénéfice d'exploitation a été attribuable à une diminution de 0,8 million de dollars entraînée par un recul des différentiels de fractionnement et à une diminution de 0,7 million de dollars découlant de produits reportés liés à des volumes inférieurs à ceux prévus dans les contrats qui ont été transportés sur le réseau de transport de Suffield. Les diminutions ont été compensées en partie par une hausse des volumes de LGN exposés au différentiel de fractionnement dans les installations d'extraction et l'expansion du réseau de transport de Cold Lake, qui a commencé à contribuer au bénéfice en mai 2007. Bien que les différentiels de fractionnement soient demeurés forts à 18,00 $/b pour les neuf mois terminés le 30 septembre 2007, ils ont été en deçà du sommet historique de 20,50 $/b pour la période correspondante de 2006.

Les volumes moyens d'éthane et de LGN ont augmenté en raison d'une hausse des volumes traités aux installations d'Empress. Les volumes de transport ont augmenté surtout grâce à la hausse des volumes sur le réseau de transport de Suffield.

Les produits nets pour les neuf mois terminés le 30 septembre 2007 se sont établis à 48,1 millions de dollars comparativement à 47,7 millions de dollars pour la période correspondante de 2006. L'augmentation a été attribuable à l'accroissement des volumes d'éthane et de LGN découlant de nouvelles ententes sur l'approvisionnement en gaz, d'une participation accrue à l'une des usines d'Empress, de l'expansion du réseau de transport de Cold Lake et d'un recouvrement des charges d'exploitation. Ces augmentations ont été atténuées en partie par une baisse des différentiels de fractionnement et des produits reportés liés à des volumes inférieurs à ceux prévus dans les contrats qui ont été transportés sur le réseau de transport de Suffield.

Les charges d'exploitation et d'administration pour les neuf mois terminés le 30 septembre 2007 ont été de 14,8 millions de dollars comparativement à 13,8 millions de dollars pour la période correspondante de l'exercice précédent. Cette augmentation est attribuable à l'augmentation de la participation dans l'une des usines d'Empress et d'une hausse des coûts variables associés à une utilisation accrue à l'usine d'extraction.

La dotation aux amortissements pour les neuf mois terminés le 30 septembre 2007 s'est élevée à 6,1 millions de dollars contre 5,8 millions de dollars pour la période correspondante de 2006. Le recul est attribuable à l'augmentation de la participation dans l'une des usines d'Empress et au projet de récupération de l'éthane améliorée.

Pour les neuf mois terminés le 30 septembre 2007, le bénéfice d'exploitation correspondait à 57 pour cent des produits nets, comparativement à 59 pour cent à la période correspondante de l'exercice précédent. Le recul est surtout attribuable à la baisse des différentiels de fractionnement dans le secteur de l'extraction et à une hausse des coûts d'exploitation recouvrés, compensé en partie par un accroissement des volumes d'extraction. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Perspectives du secteur Extraction et transport

AltaGas prévoit que les résultats du secteur Extraction et transport en 2007 seront supérieurs à ceux de 2006. Les résultats pour le reste de 2007 devraient être plus solides que ceux du quatrième trimestre de 2006 en raison de volumes plus importants exposés au différentiel de fractionnement et du report de produits plus faibles dans le secteur transport. Le projet de récupération de l'éthane améliorée à l'usine d'extraction d'éthane d'Edmonton, terminé en janvier 2007, a permis d'accroître la capacité de production d'éthane de 800 b/j. L'incidence de la production tirée du projet de récupération de l'éthane améliorée au cours d'un exercice complet et l'augmentation de la participation dans l'une des usines d'Empress devraient contribuer à la progression du bénéfice en 2007. L'expansion du réseau de transport de Cold Lake devrait également contribuer à l'augmentation des bénéfices en 2007. Selon les volumes projetés pour le réseau de Suffield, AltaGas prévoit inscrire des reports de produits en 2007 similaires à ceux de 2006.

PRODUCTION D'ÉLECTRICITÉ

Le secteur Production d'électricité comprend 378 MW de la capacité de production d'électricité totale de l'Alberta par l'entremise de sa participation de 50 pour cent dans les ententes d'achat d'électricité (EAE) de Sundance B et d'un contrat de location-acquisition visant 25 MW de capacité de pointe provenant de centrales électriques alimentées au gaz.

Résultats financiers	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2007**	2006	**2007**	2006
Produits	**51,7**	48,7	**136,7**	140,0
Produits nets	**33,9**	26,1	**81,3**	71,8
Charges d'exploitation et d'administration	**0,5**	0,2	**1,4**	0,9
Amortissement	**1,9**	1,8	**5,6**	5,5
Bénéfice d'exploitation	**31,5**	24,1	**74,3**	65,4

Statistiques d'exploitation	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2007	2006	**2007**	2006
Volume d'électricité vendue (GWh)	**673**	669	**1 988**	2 167
Prix moyen obtenu à la vente d'électricité ($/MWh)[1]	**76,92**	72,88	**68,77**	64,60
Prix au comptant moyen de l'Alberta Power Pool ($/MWh)[1]	**92,00**	94,87	**68,53**	68,36

[1)] *Moyenne de la période.*

Trimestre terminé le 30 septembre

Le bénéfice d'exploitation dans le secteur Production d'électricité pour le troisième trimestre de 2007 a été de 31,5 millions de dollars, en regard de 24,1 millions de dollars pour le trimestre correspondant de 2006. Le bénéfice d'exploitation a augmenté de 7,4 millions de dollars en raison de la montée des prix de couverture, de la baisse des coûts liés aux EAE découlant de prix de l'électricité moyen sur 30 jours avantageux par suite de l'interruption planifiée de Sundance et de la baisse des frais de transport. Ces augmentations ont été compensées en partie par la baisse des prix au comptant moyens de l'électricité et des coûts engagés pour la conformité avec le Specified Gas Emitters Regulation (SGER) de l'Alberta.

Les produits nets au troisième trimestre de 2007 ont été de 33,9 millions de dollars en comparaison de 26,1 millions de dollars à la période correspondante de 2006 en raison des prix de couverture plus élevés de 4,5 millions de dollars, de la baisse des coûts liés aux EAE découlant de prix de l'électricité moyen sur 30 jours avantageux par suite de l'interruption planifiée de Sundance de 4,3 millions de dollars et de la baisse des coûts de transport de 1,0 million de dollars. Ces augmentations ont été contrebalancées en partie par la chute des produits tirés de ventes non couvertes de 1,3 million de dollars et des coûts engagés de 0,7 million de dollars au titre de la conformité au SGER de l'Alberta.

Les charges d'exploitation et d'administration ont été de 0,5 million de dollars pour le troisième trimestre de 2007 en comparaison de 0,2 million de dollars pour la période correspondante de 2006. En mars 2007, AltaGas a commencé à fournir des services d'exploitation et de maintenance aux centrales à charge de pointe louées. Bien que cela n'ait pas eu d'incidence importante sur le bénéfice d'exploitation, il en est ressorti un léger recul du coût des produits vendus, compensé par une hausse des charges d'exploitation.

La dotation aux amortissements, qui s'est élevée à 1,9 million de dollars au troisième trimestre de 2007, est demeurée similaire aux 1,8 million de dollars enregistrés à la période correspondante de 2006.

Le bénéfice d'exploitation en pourcentage des produits nets au troisième trimestre de 2007 s'est établi à 93 pour cent par rapport à 92 pour cent à la période correspondante en 2006. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Neuf mois terminés le 30 septembre

Pour les neuf mois terminés le 30 septembre 2007, le bénéfice d'exploitation s'est établi à 74,3 millions de dollars comparativement à 65,4 millions de dollars pour la période correspondante de 2006. La hausse a été attribuable à l'augmentation des prix de l'électricité pour les ventes couvertes et non couvertes, ainsi qu'à la baisse des coûts liés aux EAE découlant de prix de l'électricité moyen sur 30 jours avantageux par suite de l'interruption planifiée de Sundance et de la baisse des frais de transport. Ces augmentations ont été compensées en partie par la baisse des prix au comptant, l'expiration du contrat avec Genesee en mars 2006 et les coûts engagés au titre de la conformité au SGER de l'Alberta.

Le volume d'électricité vendu au cours des neuf mois terminés le 30 septembre 2007 a été moins élevé qu'au même trimestre de 2006 en raison de l'expiration de contrat avec Genesee le 31 mars 2006.

Les produits nets pour les neuf mois terminés le 30 septembre 2007 se sont établis à 81,3 millions de dollars comparativement à 71,8 millions de dollars pour la période correspondante de 2006. L'augmentation a été attribuable aux 8,1 millions de dollars tirés de la hausse des prix de l'électricité, aux 5,0 millions de dollars provenant des coûts liés aux EAE découlant de prix de l'électricité moyen sur 30 jours avantageux par suite de l'interruption planifiée de Sundance et à 1,1 million de dollars au titre de la baisse des frais de transport. Ces augmentations ont été compensées en partie par l'expiration du contrat avec Genesee en mars 2006, qui a contribué à hauteur de 4,1 millions de dollars, et par un montant de 0,7 million de dollars engagé au titre de la conformité au SGER de l'Alberta.

Les charges d'exploitation et d'administration de 1,4 million de dollars pour les neuf mois terminés le 30 septembre 2007 ont été plus élevées que celles de 0,9 million de dollars constatées pour les neuf mois terminés le 30 septembre 2006 en raison surtout des services d'exploitation et de maintenance qu'AltaGas a commencé à fournir aux centrales à charge de pointe louées en mars 2007.

La dotation aux amortissements de 5,6 millions de dollars pour les neuf mois terminés le 30 septembre 2007 a été similaire à celle de 5,5 millions de dollars pour la période correspondante de 2006.

Le bénéfice d'exploitation en pourcentage du produit net a été de 91 pour cent pour les neuf mois terminés le 30 septembre 2007 et 2006. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Perspectives du secteur Production d'électricité

Le bénéfice d'exploitation du secteur Production d'électricité devrait être plus élevé en 2007 qu'en 2006. La contribution des volumes d'électricité couverts devrait être plus importante qu'en 2006 en raison de l'augmentation des prix moyens faisant l'objet de couverture qui s'élèvent à environ 66 $/MWh comparativement à 60 $/MWh. Conformément au programme de couverture d'AltaGas, près des deux tiers de la production d'électricité disponible en vertu des EAE de Sundance B ont été couverts, le tiers restant étant exposé au prix au comptant en Alberta. Les prix à terme actuels pour le reste de 2007 sont légèrement supérieurs à ceux obtenus pour les neuf mois terminés le 30 septembre 2007, mais inférieurs à ceux obtenus au quatrième trimestre de 2006. Par conséquent, AltaGas prévoit des prix fixes pour l'ensemble de 2007 afin d'atteindre une moyenne inférieure à celle de 2006. Le bénéfice d'exploitation pour l'exercice devrait être plus élevé en raison des prix de couverture plus élevés et des coûts moins élevés. Pour 2008, AltaGas a établi des couvertures pour les prix qui sont considérablement supérieurs au prix de 66 $/MWh de 2007.

Le 27 juin 2007, le gouvernement de l'Alberta a adopté un règlement intitulé Specified Gas Emitters Regulation (SGER) qui exige des grands émetteurs qu'ils réduisent leurs émissions de gaz à effet de serre de 12 pour cent à compter du 1er juillet 2007. Le règlement devrait faire augmenter les charges d'exploitation de 2007 d'environ 2,1 millions de dollars (environ 5,0 millions de dollars sur un an en fonction de la production normale de Sundance). Dans la mesure où ces charges peuvent être récupérées au moyen des prix plus élevés du Pool d'électricité, par la réduction des émissions ou par la création ou l'acquisition de compensations, l'incidence sur l'augmentation des charges sera moindre.

Au premier trimestre de 2007, AltaGas a annoncé l'acquisition de 14,4 MW supplémentaires de capacité de production d'électricité, ce qui a augmenté la capacité de production de ses centrales alimentées au gaz de plus de 55 pour cent, la faisant passer à 39,4 MW. La nouvelle capacité de production de charge de pointe sera installée aux emplacements de Collecte et traitement sur place de Bantry et de Parkland, avec accès au réseau d'approvisionnement en gaz naturel et au réseau d'électricité. Ces installations devraient être intégrées à l'exploitation en cours, Bantry étant mise en service d'ici la fin de 2007 et Parkland, d'ici la fin du premier trimestre de 2008. L'installation de la capacité de production devrait coûter environ 10 millions de dollars et avoir un effet avantageux sur le bénéfice net et les flux de trésorerie une fois en service.

AltaGas possède la totalité de la participation dans Bear Mountain Wind Limited Partnership (BMWLP) ainsi que le parc éolien de Bear Mountain. AltaGas entend financer le projet, actuellement estimé à 200 millions de dollars, au moyen de ses facilités de crédit et compte inclure un ou plusieurs tiers investisseurs dans le projet, ce qui diminuera à 45 pour cent sa participation dans le parc éolien. Le parc éolien Bear Mountain a été optimisé récemment pour passer de 120 MW à environ 100 MW et est soutenu par une entente d'achat d'électricité de 25 ans avec BC Hydro. Pour BMWLP, la négociation des contrats d'achat et d'entretien d'éoliennes avec Enercon GmbH, un fabricant allemand de premier plan de turbines sans engrenage va bon train. La construction devrait commencer en novembre 2007 et la mise en service est prévue pour la fin de 2009. À la fin du mois d'août, le projet a obtenu un certificat environnemental du gouvernement de la Colombie-Britannique, même si le projet est toujours en attente de diverses approbations dont on prévoit l'obtention à la fin de l'automne 2007.

SERVICES ÉNERGÉTIQUES

Le secteur Services énergétiques comprend deux secteurs d'exploitation essentiels : les activités de gestion énergétique, qui offrent des services de consultation et de gestion de l'offre, et montent des contrats de gaz naturel et d'électricité pour des utilisateurs finaux non résidentiels, et les activités de services gaziers, qui consistent en l'achat et la revente, et le transport et le stockage de gaz naturel. Le secteur comprenait un petit portefeuille d'actifs de production de pétrole et de gaz naturel qui a été vendu en date du 31 mai 2007.

Résultats financiers	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2007**	2006	**2007**	2006
Produits	**211,1**	211,2	**795,3**	694,0
Produits nets	**3,9**	6,1	**16,9**	18,6
Charges d'exploitation et d'administration	**3,5**	3,3	**12,1**	12,5
Amortissement	**0,6**	1,2	**2,8**	3,6
Bénéfice d'exploitation ([loss])	**(0,2)**	1,6	**2,0**	2,5

Statistiques d'exploitation	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2007	2006	**2007**	2006
Contrats de services de gestion énergétique[1]	**1 451**	1 342	**1 451**	1 342
Volumes de gaz moyens en gros négociés (GJ/j)[2]	**342 143**	325 419	**372 931**	319 589

1) *Contrats de services de gestion énergétique en vigueur à la fin de la période considérée.*

2) *Moyenne de la période. Comprend les volumes directement mis en marché, les volumes négociés au nom d'autres secteurs d'exploitation et les volumes vendus dans des opérations d'échange de gaz.*

Trimestre terminé le 30 septembre

Au cours du troisième trimestre de 2007, la perte d'exploitation dans le secteur Services énergétiques s'est établie à 0,2 million de dollars en regard du bénéfice d'exploitation de 1,6 million de dollars pour le trimestre correspondant de 2006. Le bénéfice d'exploitation a diminué en raison de la contrepassation non récurrente de 0,9 million de dollars à l'égard des frais du siège social au troisième trimestre de 2006, qui avaient été auparavant passés en charges dans le secteur d'exploitation, du recul des contributions des services de gestion énergétique attribuable aux bénéfices non récurrents de 0,7 million de dollars et de la hausse des coûts du gaz naturel de 0,6 million de dollars afin de respecter le contrat d'approvisionnement en gaz naturel. Ces réductions ont été compensées en partie par le montant de 0,3 million de dollars attribuable à la hausse des volumes de gaz à prix fixe et à l'augmentation des produits du transport.

Les produits nets au troisième trimestre de 2007 se sont établis à 3,9 millions de dollars comparativement à 6,1 millions de dollars pour la période correspondante de 2006. La diminution des produits nets découle de la baisse des produits d'exploitation de 1,5 million de dollars liés aux actifs de production de pétrole et de gaz qui ont été vendus en mai 2007, des bénéfices non récurrents de 0,7 million de dollars constatés au troisième trimestre de 2006 et de la hausse des coûts du gaz naturel de 0,6 million de dollars afin de respecter le contrat d'approvisionnement en gaz naturel. Ces réductions ont été compensées en partie par le montant de 0,5 million de dollars attribuable à la hausse des volumes de gaz à prix fixe et à l'augmentation des produits du transport.

Les charges d'exploitation et d'administration pour le troisième trimestre de 2007 se sont élevées à 3,5 millions de dollars contre 3,3 millions de dollars pour le même trimestre de 2006. La progression au troisième trimestre de 2007 a été attribuable à la contrepassation non récurrente des frais du siège social de 0,9 million de dollars au troisième trimestre de 2006. Cette progression a été compensée en partie par la baisse des coûts entraînée par la vente d'actifs de production de pétrole et de gaz naturel en mai 2007.

La dotation aux amortissements au troisième trimestre de 2007 s'est établie à 0,6 million de dollars en regard de 1,2 million de dollars au même trimestre de 2006 en raison surtout de la vente d'actifs de production de pétrole et de gaz naturel en mai 2007.

La perte d'exploitation a été de 0,2 million de dollars au troisième trimestre de 2007 en comparaison du bénéfice d'exploitation de 1,6 million de dollars, ou 26 pour cent du produit net, pour la période correspondante de 2006. La diminution a résulté d'une baisse des contributions des activités de gestion énergétique découlant des bénéfices non récurrents constatés en 2006 et d'une hausse des coûts du gaz conformément aux modalités d'un contrat de livraison de gaz naturel. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Neuf mois terminés le 30 septembre

Au cours des neuf mois terminés le 30 septembre 2007, le bénéfice d'exploitation dans le secteur Services énergétiques s'est établi à 2,0 millions de dollars en regard de 2,5 millions de dollars pour la période correspondante de 2006. La baisse a été attribuable aux bénéfices non récurrents de 2,2 millions de dollars constatés en 2006 dans les services de gestion énergétique, à la hausse des coûts du gaz de 1,1 million de dollars et à une baisse de 0,6 million de dollars des contributions des services de gestion énergétique en raison de l'exploitation des actifs de production de pétrole et de gaz qui ont été vendus le 31 mai 2007. Ces baisses ont été compensées en partie par le montant de 1,9 million de dollars tiré de la croissance du secteur des services gaziers et par un gain après impôts non récurrent de 1,5 million de dollars tiré de la vente d'actifs de production de pétrole et de gaz naturel.

Les produits nets pour les neuf mois terminés le 30 septembre 2007 se sont établis à 16,9 millions de dollars comparativement à 18,6 millions de dollars à la période correspondante de 2006. La diminution comprenait une baisse des contributions de 2,6 millions de dollars attribuable à un fléchissement des volumes et des prix rattachés à l'exploitation des actifs de production de pétrole et de gaz naturel, aux bénéfices non récurrents 2,2 millions de dollars liés aux services de gestion énergétique et à la hausse des coûts du gaz naturel de 1,1 million de dollars afin de respecter un contrat d'approvisionnement en gaz naturel. Cette baisse a été compensée en partie par la hausse des volumes de gaz à prix fixe de 1,9 million de dollars, un gain avant impôts non récurrent de 1,5 million de dollars découlant de la vente des actifs de production de pétrole et de gaz naturel et un montant de 0,8 million de dollars provenant de la hausse des produits du secteur du transport, ainsi que par la percée dans le marché ontarien de l'électricité et la croissance dans les secteurs ciblés.

Les charges d'exploitation et d'administration pour les neuf mois terminés le 30 septembre 2007 ont été de 12,1 millions de dollars comparativement à 12,5 millions de dollars pour la période correspondante de 2006. La baisse a été en grande partie attribuable au fléchissement des coûts liés à l'exploitation des actifs de production de pétrole et de gaz naturel (1,1 million de dollars) et a été compensée en partie par la hausse de 0,8 million de dollars au titre des charges administratives pour stimuler la croissance des volumes de ventes de gaz, les produits du secteur du transport et la percée dans le marché de l'électricité.

La dotation aux amortissements pour les neuf mois terminés le 30 septembre 2007 s'est établie à 2,8 millions de dollars comparativement à 3,6 millions de dollars pour la période correspondante de 2006. La baisse est surtout attribuable à la vente d'actifs de production de pétrole et de gaz naturel. La dotation aux amortissements rattachée aux actifs de production de pétrole et au gaz naturel a été de 1,2 million de dollars pour les neuf mois terminés le 30 septembre 2007 en comparaison de 2,2 millions de dollars pour la période correspondante de 2006.

Le bénéfice d'exploitation en pourcentage du produit net a diminué de 12 pour cent pendant les neuf mois terminés le 30 septembre 2007, en regard de 13 pour cent pour la période correspondante de 2006. Compte non tenu du gain non récurrent, le bénéfice d'exploitation en pourcentage des produits nets a été de 3 pour cent pour les neuf mois terminés le 30 septembre 2007. La diminution a été le résultat des bénéfices non récurrents constatés en 2006 dans les services de gestion énergétique, de la hausse des coûts du gaz conformément aux modalités d'un contrat de livraison de gaz naturel et d'une baisse de la contribution des activités touchant les actifs de production de pétrole et de gaz naturel. Cette diminution a été compensée en partie par un gain avant impôts non récurrent de 1,5 million de dollars provenant de la

vente d'actifs de production de pétrole et de gaz naturel, à la hausse des marges dans le secteur des services gaziers et à la percée dans le marché de l'électricité. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Perspectives du secteur Services énergétiques

AltaGas prévoit que les résultats dans le secteur Services énergétiques en 2007 seront inférieurs à ceux de 2006. Les bénéfices non récurrents réalisés en 2006 continueront de se répercuter sur les activités de gestion énergétique d'ici la fin de l'exercice 2007, compensant la croissance continue prévue dans les services de gestion énergétique. Cette croissance sera fonction de l'expansion continue de la gestion de l'approvisionnement en électricité et d'une stratégie axée sur les comptes nationaux dans des secteurs ciblés précis.

Le fléchissement des produits résultant de la hausse des coûts du gaz relatif à un contrat d'approvisionnement en gaz naturel devrait compenser la croissance dans le secteur des services gaziers en 2007. Les activités devraient croître en raison du blocage des contrats d'achat et de vente adossés qui sont censés dégager des marges bénéficiaires fixes pendant des termes pouvant atteindre jusqu'à cinq ans. De plus, les activités de services gaziers devraient connaître une croissance soutenue de son secteur du transport.

Le secteur Services énergétiques joue un rôle prépondérant dans l'augmentation de la valeur des actifs des autres secteurs d'AltaGas. Les Services énergétiques collaborent avec les autres secteurs afin d'optimiser les actifs d'AltaGas et, à ce titre, devraient contribuer à la croissance du bénéfice d'AltaGas dans son ensemble.

SIÈGE SOCIAL

Le secteur Siège social comprend les coûts liés à la prestation de services généraux, ainsi que les frais généraux de l'entreprise, les placements dans des entités ouvertes et fermées, et à l'incidence des variations de la valeur sur les actifs et les passifs sur gestion du risque. La direction prend des décisions liées à l'exploitation et évalue le rendement de ses secteurs d'exploitation en fonction des résultats atteints et à l'aide de mesures financières clés comme le rendement des capitaux propres, le rendement du capital investi et le bénéfice d'exploitation exprimé en pourcentage des produits nets, compte non tenu de l'incidence de la volatilité des prix des marchandises et des taux de change. La direction évalue l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur l'entité consolidée puisque le risque est géré à l'échelle des portefeuilles. Par conséquent, l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur le bénéfice net est présentée et évaluée dans le secteur Siège social.

Résultats financiers	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2007**	2006	**2007**	2006
Produits[1]	**0,8**	0,5	**3,5**	2,8
Produits nets	**2,0**	0,5	**5,1**	2,8
Charges d'exploitation et d'administration	**8,2**	9,7	**22,8**	20,8
Amortissement	**0,6**	0,6	**1,8**	1,8
Perte d'exploitation	**(6,8)**	(9,8)	**(19,5)**	(19,8)
Perte d'exploitation avant gains latents (pertes latentes) sur gestion du risque	**(7,9)**	(9,8)	**(21,1)**	(19,8)

[1]) *Exclut les gains latents (pertes latentes) sur gestion du risque.*

Trimestre terminé le 30 septembre
La perte d'exploitation avant les gains latents sur la gestion du risque au troisième trimestre de 2007 s'est établie à 7,9 millions de dollars comparativement à 9,8 millions de dollars pour la période correspondante de 2006. La baisse a été attribuable au recul des charges d'exploitation et d'administration découlant d'un ajustement de 3.0 millions de dollars au troisième trimestre de 2006 relatif aux frais du siège social qui ont été passés en charges du secteur de l'exploitation au premier semestre de 2006, ainsi qu'à la hausse de 0,3 million de dollars au titre de l'intérêt et de la quote-part du bénéfice. Ces diminutions ont été compensées en partie par la radiation non récurrente de 1,5 million de dollars au titre des coûts rattachés au projet de Noel reporté.

Les produits au troisième trimestre de 2007 se sont établis à 0,8 million de dollars comparativement à 0,5 million de dollars pour la période correspondante de 2006 en raison de la hausse de l'intérêt et de la quote-part du bénéfice.

Avec prise d'effet le 1er janvier 2007, AltaGas a adopté des normes comptables qui exigent que la juste valeur de la totalité des instruments financiers soit reflétée dans les états financiers. Au moment de l'adoption, le 1er janvier 2007, AltaGas a comptabilisé des actifs et des passifs liés à des instruments financiers respectivement de 107,8 millions de dollars et 110,6 millions de dollars. L'incidence nette sur les bénéfices cumulés et les autres éléments du résultat étendu au 1er janvier 2007 a été respectivement de 0,2 million de dollars et 2,6 millions de dollars. Au troisième trimestre. De 2007, AltaGas a constaté un gain latent de 1,1 million de dollars lié aux contrats sur gestion du risque et à des contrats d'achat et de vente adossés.

Les charges d'exploitation et d'administration pour le troisième trimestre de 2007 ont été de 8,2 millions de dollars comparativement à 9,7 millions de dollars pour la période correspondante de l'exercice précédent. La baisse a été attribuable au fléchissement des frais d'administration découlant de l'ajustement de 3,0 millions de dollars au troisième trimestre de 2006 des frais du siège social qui avaient été auparavant passés en charges au secteur de l'exploitation au premier semestre de 2006, baisse compensée en partie par une radiation non récurrente de 1,5 million de dollars des coûts du projet de Noel reporté. Le total des coûts du projet de Noel a été de 3,4 millions de dollars desquels 1,6 million sont recouvrables.

La dotation aux amortissements pour le troisième trimestre de 2007 est demeurée stable par rapport à la période correspondante de l'exercice précédent.

Neuf mois terminés le 30 septembre
La perte d'exploitation avant les gains latents sur gestion du risque pour les neuf mois terminés le 30 septembre 2007 s'est établie à 21,1 millions de dollars comparativement à 19,8 millions de dollars pour la période correspondante de 2006. L'augmentation de la perte a surtout été attribuable à la hausse de 1,5 million de dollars des coûts de rémunération et à la radiation non récurrente de 1,5 million de dollars au titre des coûts relatifs au projet de Noel reporté. Cette augmentation a été compensée en partie par un recul de 1,5 million de dollars des frais généraux du siège social et par un gain non récurrent de 0,4 million de dollars lié à la résiliation de swaps de taux d'intérêt par suite de l'émission de billets à moyen terme de 100 millions de dollars en janvier 2007. À compter du deuxième trimestre de 2007, AltaGas a réduit son influence sur Taylor NGL Limited Partnership (Taylor) et a commencé à comptabiliser sa participation dans Taylor selon la méthode de la capitalisation du coût. L'incidence du changement de méthode de comptabilisation sur la perte d'exploitation pour les neuf mois terminés le 30 septembre 2007 a été négligeable.

Les produits pour les neuf mois terminés le 30 septembre 2007 se sont établis à 3,5 millions de dollars en regard de 2,8 millions de dollars à la période correspondante de 2006 surtout en raison du gain constaté par suite de la résiliation de swaps de taux d'intérêt de 0,4 million de dollars et de la somme de 0,3 million de dollars tirée des intérêts créditeurs au premier trimestre de 2007.

Avec prise d'effet le 1er janvier 2007, AltaGas a adopté des normes comptables qui exigent que la juste valeur de la totalité des instruments financiers soit reflétée dans les états financiers. Pour les neuf mois terminés le 30 septembre 2007, AltaGas a constaté un gain latent de 1,6 million de dollars relatifs aux contrats sur gestion du risque et aux contrats d'achat et de vente adossés.

Les charges d'exploitation et d'administration pour les neuf mois terminés le 30 septembre 2007 ont été de 22,8 millions de dollars comparativement à 20,8 millions de dollars pour la période correspondante de l'exercice précédent. L'augmentation a été surtout attribuable à la hausse des charges de rémunération de 2,0 millions de dollars et à la radiation de 1,5 million de dollars des coûts relatifs au projet de Noel, compensée en partie par un recul des frais généraux du siège social.

La dotation aux amortissements pour les neuf mois terminés le 30 septembre 2007 est demeurée stable par rapport à la période correspondante de l'exercice précédent.

Perspectives du secteur Siège social

La perte d'exploitation du secteur Siège social devrait être légèrement supérieure à celle de 2006. Les produits tirés des placements dans Taylor et dans AltaGas Utility Group Inc. (Utility Group) devraient demeurés relativement stables, et AltaGas prévoit des charges d'exploitation et d'administration moins élevées en raison d'une baisse des frais engagés actuellement pour satisfaire aux nouvelles exigences d'attestation des Autorités canadiennes en valeurs mobilières à l'endroit des émetteurs assujettis. La baisse des coûts de conformité aux exigences d'attestation devrait être plus que contrebalancée par la hausse de la charge de rémunération.

L'incidence des instruments financiers est fondée sur des estimations liées aux prix des marchandises et aux taux de change au fil du temps. Les montants réels varient en fonction de ces facteurs. Par conséquent, la direction n'est pas en mesure de prédire l'incidence des instruments financiers. Toutefois, l'incidence des normes comptables devrait être relativement faible puisque la Fiducie utilise des instruments financiers pour gérer l'exposition aux variations du prix des marchandises et pour acheter et vendre du gaz et de l'électricité selon des marges arrêtées. La Fiducie ne conclut pas d'instruments financiers à des fins de spéculation.

CAPITAL INVESTI

Au cours du troisième trimestre de 2007, AltaGas a accru ses immobilisations, ses placements à long terme et autres actifs de 12,3 millions de dollars, comparativement à 25,1 millions de dollars pour le troisième trimestre de 2006. L'augmentation a été attribuable à l'acquisition d'immobilisations de 20,3 millions de dollars et à une hausse de 1,1 million de dollars au titre de la juste valeur des actifs disponibles à la vente, compensée en partie par la distribution spéciale d'actions ordinaires d'AltaGas Utility Group Inc. évaluées à 4,2 millions de dollars, ainsi que par une somme de 2,7 millions de dollars perçue sur un effet à recevoir et par l'élimination de prêts de 2,3 millions de dollars accordés à Bear Mountain Wind Limited Partnership (BMWLP) par suite de l'acquisition par AltaGas de toutes les parts de société en commandite en circulation de BMWLP. Au troisième trimestre de 2007, AltaGas a cédé des actifs dont le coût d'origine était de 14,4 millions de dollars, principalement en raison de la vente de sa participation dans la coentreprise Ikhil. Le gain à la vente a été négligeable.

Pendant les neuf mois terminés le 30 septembre 2007, AltaGas a augmenté ses immobilisations de 53,7 millions de dollars en comparaison de 58,8 millions de dollars à la période correspondante de 2006. L'augmentation a surtout reposé sur l'acquisition d'immobilisations de 38,2 millions de dollars, la hausse de la juste valeur des actifs disponibles à la vente évaluée à 12,7 millions de dollars et un billet de 9,2 millions de dollars comptabilisés dans les placements à long terme. Ces augmentations ont été compensées en partie par une distribution spéciale d'actions ordinaires d'Utility Group évaluées à 4,2 millions de dollars et à l'élimination de prêts de 2,3 millions de dollars accordés à BMWLP. Les cessions de 46,2 millions de dollars comprenaient la cession d'une tranche de 30,2 millions de dollars du coût d'origine des actifs de production de pétrole et de gaz naturel du secteur Services énergétiques du coût d'origine et de 14,4 millions de dollars du coût d'origine de la participation dans la coentreprise Ikhil.

Capital investi net – type d'investissement

Trois mois terminés les 30 septembre 2007

(en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Immobilisations	5,6	0,8	5,4	8,0	0,5	20,3
Placements à long terme et autres actifs	-	-	(1,0)	-	(7,0)	(8,0)
	5,6	0,8	4,4	8,0	(6,5)	12,3
Cessions :						
Immobilisations	(14,3)	(0,1)	-	-	-	(14,4)
Capital investi net	(8,7)	0,7	4,4	8,0	(6,5)	(2,1)

Capital investi net – type d'investissement

Neuf mois terminés les 30 septembre 2007

(en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Immobilisations	13,8	4,8	9,3	8,7	1,6	38,2
Placements à long terme et autres actifs	-	-	(0,5)	-	16,0	15,5
	13,8	4,8	8,8	8,7	17,6	53,7
Cessions :						
Immobilisations	(15,6)	(0,4)	-	(30,2)	-	(46,2)
Capital investi net	(1,8)	4,4	8,8	(21,5)	17,6	7,5

Capital investi net – type d'investissement

Trois mois terminés les 30 septembre 2006

(en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Immobilisations	23,3	0,6	(1,3)	-	0,9	23,5
Placements à long terme et autres actifs	-	-	2,1	-	(0,5)	1,6
	23,3	0,6	0,8	-	0,4	25,1
Cessions :						
Immobilisations	-	-	-	-	-	-
Capital investi net	23,3	0,6	0,8	-	0,4	25,1

Capital investi net – type d'investissement

Neuf mois terminés les 30 septembre 2006

(en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Immobilisations	51,4	1,4	-	0,4	1,3	54,5
Placements à long terme et autres actifs	-	-	4,2	-	0,1	4,3
	51,4	1,4	4,2	0,4	1,4	58,8
Cessions :						
Immobilisations	(0,5)	-	-	-	-	(0,5)
Capital investi net	50,9	1,4	4,2	0,4	1,4	58,3

La Fiducie classe son capital investi dans les catégories maintenance, croissance et administration.

Au cours du troisième trimestre de 2007, des projets de dépenses en capital de maintenance totalisant 2,1 millions de dollars (0,8 million de dollars au troisième trimestre de 2006) ont été entrepris dans les secteurs Collecte et traitement sur place et Extraction et transport. Des 11,8 millions de dollars de capital de croissance dépensés au troisième trimestre de 2007 (23,2 millions de dollars au troisième trimestre de 2006), 7,8 millions de dollars étaient liés au projet de stockage de gaz naturel à l'aéroport de Sarnia du secteur Services énergétiques, 2,7 millions de dollars étaient liés à l'acquisition des actifs de Bear Mountain Limited Partnership (BMWLP) du secteur Production d'électricité et 3,7 millions de dollars étaient liés à la croissance dans le secteur Collecte et traitement sur place, principalement pour la nouvelle installation de traitement du méthane houiller d'Acme. Cette croissance a été contrebalancée en partie par une distribution spéciale d'actions d'Utility Group aux porteurs de parts d'Altagas totalisant 4,2 millions de dollars. AltaGas détient 19,6 pour cent des actions ordinaires d'AltaGas Utility Group Inc. Les immobilisations d'administration ont augmenté de 1,1 million de dollars, par suite de la hausse de la juste valeur des actifs disponibles à la vente, et de 1,0 million de dollars au titre des dépenses de logiciels et de matériel informatique. Ces augmentations ont été plus que contrebalancées par le paiement d'un billet de 2,7 millions de dollars, ce qui a conduit à des immobilisations d'administration de 1,6 million de dollars pour le trimestre, comparativement à 1,1 million de dollars dépensés en immobilisations administratives au troisième trimestre de 2006.

Des projets de dépenses en capital de maintenance totalisant 5,4 millions dans les neuf mois terminés le 30 septembre 2007 (4,0 millions de dollars à la période correspondante de l'exercice 2006) ont été entrepris surtout dans les secteurs Collecte et traitement sur place. Des 24,6 millions de dollars de capital de croissance dépensés pendant les neuf premiers mois de 2007, 7,8 millions de dollars étaient liés au projet de stockage de gaz naturel à l'aéroport de Sarnia du secteur Services énergétiques, 4,0 millions de dollars, au nouvel équipement de production de charge de pointe, 3,6 millions de dollars à la nouvelle installation de traitement de méthane houiller d'Acme, 3,6 millions de dollars, à l'acquisition d'actifs de BMWLP et 3,1 millions de dollars, à l'agrandissement des installations existantes du secteur Collecte et traitement sur place. Ces hausses du capital de croissance ont été atténuées en partie par une distribution spéciale d'actions d'Utility Group aux porteurs de part de fiducie de 4,2 millions de dollars. Les immobilisations administratives ont augmenté de 23,7 millions de dollars en raison de la hausse de 12,5 millions de dollars de la juste valeur des actifs disponibles à la vente, du paiement d'un billet de 9,2 millions de dollars lié à la vente d'actifs de production de pétrole et de gaz naturel et de dépenses additionnelles de 2,1 millions de dollars au titre de logiciels et de matériel informatique.

Capital investi – utilisation

Trois mois terminés les 30 septembre 2007

(en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Maintenance	**1,4**	**0,7**	**-**	**-**	**-**	**2,1**
Croissance	**3,7**	**(0,1)**	**4,4**	**8,0**	**(4,2)**	**11,8**
Administration	**0,5**	**-**	**-**	**-**	**(2,1)**	**(1,6)**
Capital investi	**5,6**	**0,6**	**4,4**	**8,0**	**(6,3)**	**12,3**

Capital investi – utilisation

Neuf mois terminés les 30 septembre 2007

(en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Maintenance	**4,0**	**1,4**	**-**	**-**	**-**	**5,4**
Croissance	**8,9**	**3,4**	**8,8**	**8,1**	**(4,6)**	**24,6**
Administration	**0,9**	**-**	**-**	**0,6**	**22,2**	**23,7**
Capital investi	**13,8**	**4,8**	**8,8**	**8,7**	**17,6**	**53,7**

Capital investi – utilisation

Trois mois terminés les 30 septembre 2006

(en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Maintenance	0,7	0,1	-	-	-	0,8
Croissance	22,5	0,4	0,8	-	(0,5)	23,2
Administration	0,1	0,1	-	-	0,9	1,1
Capital investi	23,3	0,6	0,8	-	0,4	25,1

Capital investi – utilisation

Neuf mois terminés les 30 septembre 2006

(en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Maintenance	3,3	0,6	-	0,1	-	4,0
Croissance	48,0	0,6	4,2	0,2	(0,6)	52,4
Administration	0,1	0,1	-	0,2	2,0	2,4
Capital investi	51,4	1,3	4,2	0,5	1,4	58,8

INSTRUMENTS FINANCIERS

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans la valeur des instruments financiers. AltaGas conclut des contrats dérivés financiers pour gérer son exposition aux variations du prix des marchandises, des taux d'intérêt et des taux de change, particulièrement dans le secteur Production d'électricité et selon les taux d'intérêt sur la dette. Au cours du trimestre terminé le 30 septembre 2007, la Fiducie a détenu des positions dans les types de dérivés suivants :

- Contrats à terme sur marchandises : la Fiducie conclut des contrats à terme sur le gaz, l'électricité et autres marchandises pour gérer son portefeuille d'actifs et arrêter des marges sur des contrats d'achat et de vente adossés. Dans un contrat à terme, une partie accepte de livrer une quantité donnée d'un actif sous-jacent à l'autre partie à une date future à un prix donné. Les négociations du secteur Services énergétiques sont principalement fondées sur cette base.

- Swaps sur marchandises : la Fiducie conclut des swaps fixe-variable sur le prix de l'électricité pour gérer l'exposition de son portefeuille d'installations électriques et les différentiels de fractionnement des LGN. Un swap fixe-variable sur le prix est un accord entre deux parties visant l'échange d'un prix fixe contre un prix variable. Les résultats du secteur Production d'électricité sont grandement touchés par le prix de l'électricité en Alberta. AltaGas emploie des instruments dérivés sur marchandises afin de gérer l'exposition de la Fiducie à la volatilité des prix de l'électricité. L'Alberta Power Pool fixe les prix de l'électricité selon un tarif horaire, et tandis que les prix variaient entre 6,95 $/MWh et 999,99 $/MWh au troisième trimestre de 2007, le prix au comptant moyen était de 92,00 $/MWh. AltaGas a atténué l'incidence de cette volatilité sur ses activités au moyen de couvertures financières sur une tranche de son portefeuille d'installations électriques que la direction a jugées optimales. Le prix moyen obtenu pour l'électricité par la Fiducie au troisième trimestre de 2007 a été de 76,92 $/MWh.

- Contrats à terme sur taux d'intérêt : La Fiducie conclut des swaps de taux d'intérêt en vertu desquels des flux de trésorerie à taux fixe sont échangés contre des flux de trésorerie à taux variable. Au 30 septembre 2007, la Fiducie avait établi des swaps à échéance variée pour fixer les taux d'intérêt sur sa dette bancaire prélevée de 15,0 millions de dollars. Compte tenu des billets à moyen terme et des contrats de location-acquisition d'AltaGas, le taux a été fixé sur presque 100 pour cent de la dette d'AltaGas.

- Contrats de change à terme : le risque de change créé par la négociation de conventions commerciales en devises est géré au moyen de contrats de change à terme, en vertu desquels un taux fixe est arrêté en regard d'un taux variable. Le risque de change de la Fiducie était négligeable au 30 septembre 2007.

SITUATION DE TRÉSORERIE ET SOURCES DE FINANCEMENT

Par le passé, la Fiducie a eu recours à du financement par emprunt et par capitaux propres dans la mesure où les fonds provenant de l'exploitation et le produit du régime de réinvestissement des distributions ne suffisaient pas au financement des distributions, des dépenses en immobilisations, des acquisitions et des variations du fonds de roulement découlant des activités de financement et d'investissement. Si des acquisitions plus importantes nécessitent un financement provenant d'autres sources, la direction croit qu'AltaGas pourrait avoir accès aux marchés des capitaux propres et des capitaux d'emprunt pour obtenir du financement additionnel.

Pour le moment, AltaGas ne prévoit pas, de manière raisonnable, qu'une tendance ou qu'une incertitude actuellement connue aura une incidence sur la capacité de la Fiducie d'avoir accès à ses sources de financement traditionnelles, à l'exception des flux de trésorerie d'exploitation qui pourraient être touchés par l'adoption du projet d'imposition de la composante imposable de la distribution de la Fiducie qui entrera en vigueur à l'année d'imposition 2011.

Flux de trésorerie	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2007**	2006	**2007**	2006
Flux de trésorerie d'exploitation	**30,8**	40,8	**123,5**	110,3
Activités d'investissement	**(8,9)**	(24,6)	**(35,9)**	(70,6)
Activités de financement	**(21,8)**	(15,0)	**(88,5)**	(39,3)
Variation de la trésorerie	**0,1**	1,2	**(0,9)**	0,4

Flux de trésorerie d'exploitation

Les flux de trésorerie d'exploitation présentés dans les états des flux de trésorerie consolidés sont passés de 40,8 millions de dollars pour le troisième trimestre de 2006 à 30,8 millions de dollars pour le troisième trimestre de 2007, en baisse de 25 pour cent. Bien que les liquidités provenant de l'exploitation aient augmenté au troisième trimestre de 2007 (47,6 millions de dollars) comparativement à la période correspondante de 2006 (43,2 millions de dollars), la hausse a été plus que contrebalancée par une baisse du fonds de roulement hors caisse résultant du moment des flux de trésorerie et de l'établissement du prix des marchandises. Les flux de trésorerie d'exploitation ont augmenté de 12 pour cent pour s'établir à 123,5 millions de dollars pour les neuf mois terminés le 30 septembre 2007, en regard de 110,3 millions de dollars pour la période correspondante de l'exercice précédent. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description des fonds provenant de l'exploitation.)

Le fonds de roulement s'est établi à 29,3 millions de dollars à la fin du troisième trimestre de 2007, comparativement à 23,7 millions de dollars au 31 décembre 2006. Le ratio du fonds de roulement est demeuré le même, soit un ratio de 1,1, à la fin du troisième trimestre de 2007 et au 31 décembre 2006.

Fonds de roulement	**30 septembre**	31 décembre
(en millions de dollars)	**2007**	2006
Actif à court terme	**275,4**	263,4
Passif à court terme	**246,1**	239,7
Fonds de roulement	**29,3**	23,7
Ratio à court terme	**1,1**	1,1

Activités d'investissement
Les flux de trésorerie affectés aux activités d'investissement au troisième trimestre de 2007 ont été de 8,9 millions de dollars comparativement à 24,6 millions de dollars pour la période correspondante de 2006. Ce recul a découlé de la baisse des acquisitions d'immobilisations ainsi qu'à une hausse du produit de la cession d'actifs au troisième trimestre de 2007 comparativement à la période correspondante de l'exercice précédent. Les flux de trésorerie affectés aux activités d'investissement pour les neuf mois terminés le 30 septembre 2007 se sont fixés à 35,9 millions de dollars comparativement à 70,6 millions de dollars à la période correspondante de 2006. Ce fléchissement a été attribuable à une diminution des flux de trésorerie affectés à l'acquisition d'immobilisations ainsi qu'au produit de la cession d'actifs secondaires. Une description des acquisitions et des placements comprenant ces montants figure à la rubrique «Capital investi» du présent rapport de gestion.

Activités de financement
Les flux de trésorerie affectés aux activités de financement au troisième trimestre de 2007 ont été de 21,8 millions de dollars comparativement à 15,0 millions de dollars à la période correspondante de l'exercice 2006. La hausse a été attribuable à l'augmentation des distributions aux porteurs de parts, à la réduction de la dette à long terme et à la baisse des émissions de titres de capitaux propres, contrebalancée en partie par une augmentation de la dette à court terme. Les flux de trésorerie affectés aux activités de financement pour les neuf mois terminés le 30 septembre 2007 se sont élevés à 88,5 millions de dollars en regard de 39,3 millions de dollars pour la période correspondante de 2006. La hausse a surtout été attribuable à la réduction de la dette à long terme et à une hausse des distributions. La réduction de la dette à long terme en 2007 a découlé principalement de la hausse des flux de trésorerie d'exploitation et de la baisse des flux de trésorerie affectés aux activités d'investissement.

Sources de financement
L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Au 30 septembre 2007, AltaGas avait un encours total de la dette de 229,1 millions de dollars, ce qui est inférieur aux 265,5 millions de dollars au 31 décembre 2006. Au 30 septembre 2007, la Fiducie avait 200,0 millions de dollars en billets à moyen terme en circulation et avait accès à des prêts de qualité, à des acceptations bancaires et à des lettres de crédit en vertu de lignes de crédit bancaire totalisant 425,0 millions de dollars. Au 30 septembre 2007, la dette bancaire prélevée de la Fiducie s'établissait à 17,9 millions de dollars et les lettres de crédit en cours totalisaient 71,0 millions de dollars.

Au troisième trimestre de 2007, AltaGas a renouvelé sa facilité de crédit, ajouté une caractéristique accordéon de 75,0 millions de dollars et prolongé la période jusqu'à l'échéance pour la porter au 30 septembre 2010.

Toutes les facilités d'emprunt sont sous réserve des tests financiers et d'autres clauses restrictives habituelles pour ce genre de facilités, qui doivent être respectés chaque fin de trimestre. AltaGas respecte ces clauses restrictives chaque trimestre depuis la mise en place des facilités.

Le ratio d'endettement cible d'AltaGas se situe entre 40 pour cent et 45 pour cent. Au 30 septembre 2007, le ratio d'endettement de la Fiducie avait reculé à 29,0 pour cent en regard de 33,4 pour cent au 31 décembre 2006. Le ratio de couverture d'intérêt des bénéfices de la Fiducie pour les douze derniers mois terminés le 30 septembre 2007 était de 10,52.

Dominion Bond Rating Service (DBRS) attribue à AltaGas Income Trust et aux billets à moyen terme émis par AltaGas Income Trust la note BBB (faible) avec une perspective positive. Standards & Poor's (S&P) attribue au crédit à long terme de la Fiducie la note BBB- avec perspective stable, et la note BBB- à sa dette non garantie de premier rang. La Fiducie a une note de stabilité de SR-3 de S&P, et de STA-3 (moyen) de DBRS.

Les notes de crédit visent à fournir aux investisseurs une mesure indépendante de la qualité de crédit d'une émission de titres et sont des indicateurs de la probabilité de paiement et de la capacité et de la volonté d'une entité de respecter son engagement financier par voie d'une obligation selon les conditions établies par l'obligation. Les notes de stabilité visent

à communiquer l'opinion d'une agence d'évaluation concernant la stabilité et la viabilité relatives du flux de distribution de la Fiducie comparativement à d'autres fiducies de revenu canadiennes évaluées.

OBLIGATIONS CONTRACTUELLES

Il n'y a eu aucun changement important aux obligations contractuelles d'AltaGas par rapport à celles présentées dans le rapport de gestion figurant dans le rapport annuel de 2006 de la Fiducie, à l'exception de l'émission de billets à moyen terme de premier rang non garantis totalisant 100 millions de dollars le 19 janvier 2007. Les billets portent un taux d'intérêt nominal de 5,07 pour cent et viennent à échéance le 19 janvier 2012. Le produit de l'émission des billets à moyen terme a été affecté au remboursement de la dette bancaire et aux fins générales du siège social.

PARTIES LIÉES

Au troisième trimestre de 2007, la Fiducie a effectué des ventes de gaz naturel s'élevant à 5,3 millions de dollars et fourni des services d'exploitation à Utility Group totalisant 0,2 million de dollars; en outre, elle a payé des frais de gestion de 0,1 million de dollars ainsi que des coûts de transport de 0,1 million de dollars à Utility Group. La Fiducie a également reçu des honoraires de gestion de 7 500 $ d'Utility Group pour des services administratifs. En outre, la Fiducie a vendu sa participation de un tiers dans la coentreprise d'Ikhil pour 9,0 millions de dollars. Le gain à la vente a été négligeable.

En vertu d'un bail pour des locaux de bureaux et du matériel, la Fiducie paie un loyer à 2013761 Ontario Inc., qui appartient à un salarié. Des paiements de 21 171 $ ont été versés au cours du troisième trimestre de 2007 (20 773 $ au troisième trimestre de 2006). Le bail de cinq ans se termine à la fin de 2007 et a été renouvelé par AltaGas pour un autre exercice. (Se reporter à la note 13 afférente aux états financiers consolidés intermédiaires.)

SOMMAIRE DES RÉSULTATS CONSOLIDÉS DES HUIT DERNIERS TRIMESTRES

(en millions de dollars)	**T3-07**	T2-07	T1-07	T4-06	T3-06	T2-06	T1-06	T4-05
Produits nets[1]	**88,2**	80,1	79,3	84,6	82,5	72,8	79,1	78,7
Bénéfice d'exploitation[1]	**37,5**	31,2	29,0	32,0	33,7	26,0	35,0	29,0
Bénéfice net	**31,4**	21,1	24,6	27,3	28,8	29,9	28,6	26,4

(en dollars par part)	**T3-07**	T2-07	T1-07	T4-06	T3-06	T2-06	T1-06	T4-05
Bénéfice net								
De base	**0,54**	0,37	0,43	0,49	0,52	0,54	0,52	0,48
Dilué	**0,54**	0,37	0,43	0,49	0,52	0,54	0,52	0,48
Distributions déclarés[2, 3]	**0,52**	0,51	0,51	0,51	0,505	0,495	0,485	0,48

1) *Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.*

2) *Ne tient pas compte de la distribution d'actions par suite de la scission partielle du secteur Distribution de gaz naturel. La Fiducie a émis une action ordinaire d'Utility Group (évaluée à 7,50 $ l'action) pour chaque tranche de 13,9592 parts de fiducie détenues le 14 novembre 2005, ajoutant une valeur additionnelle de 0,54 $ la part.*

3) *Exclut la distribution spéciale d'une action ordinaire d'Utility Group pour chaque 100 parts de fiducie détenue le 27 août 2007, chaque part étant évaluée à 0,07 $ par part.*

Les tendances qui se dégagent des activités d'AltaGas des huit derniers trimestres reflètent : la croissance interne de l'entreprise, les acquisitions, un environnement commercial favorable, y compris la hausse générale des prix de l'électricité en Alberta, le caractère saisonnier du secteur Distribution de gaz naturel jusqu'au moment de sa scission partielle en novembre 2005 et les cessions d'actifs.

Les éléments importants qui ont eu une incidence sur les résultats trimestriels particuliers sont présentés ci-dessous :

- La scission partielle du secteur Distribution de gaz naturel a eu une incidence après impôts nette de 0,1 million de dollars sur les résultats du quatrième trimestre de 2005. De plus, le bénéfice d'exploitation a reculé d'environ 2,0 millions de dollars par suite de la possession à 100 pour cent du secteur Distribution de gaz naturel pendant seulement six semaines au cours du trimestre et d'un recouvrement d'impôt de 1,6 million de dollars découlant d'un

ajustement au titre des soldes d'impôts futurs. Les prix plus élevés obtenus pour la vente d'électricité et la baisse des intérêts débiteurs ont également influé sur les résultats.

- Les résultats du secteur Collecte et traitement sur place sont généralement moins élevés au premier trimestre qu'au quatrième trimestre.
- Au deuxième trimestre de 2006, une économie d'impôts futurs sans effet sur la trésorerie de 6,6 millions de dollars a été constatée par suite d'une réduction des taux d'imposition des sociétés du gouvernement fédéral et de l'Alberta.
- Au quatrième trimestre de 2006, la Fiducie a constaté une perte de valeur de l'écart d'acquisition de 0,6 million de dollars et reporté 0,8 million de dollars de produits tirés des activités de transport.
- Au deuxième trimestre de 2007, la Fiducie a constaté une charge d'impôts futurs de 6,5 millions de dollars par suite de la nouvelle loi fiscale incluse dans le projet de loi C-52 qui a été pratiquement adopté par le gouvernement du Canada. Cette charge hors caisse imputée au bénéfice représente les écarts temporaires entre la valeur comptable et la valeur fiscale des actifs et des passifs d'AltaGas.

RENSEIGNEMENTS SUR LES PARTS DE FIDUCIE

En vertu des modalités de la restructuration d'AltaGas en fiducie de revenu, en date du 1er mai 2004, les porteurs de titres ASI ont échangé leurs actions de la Société pour des parts de fiducie, et les porteurs de titres admissibles ont aussi reçu des parts échangeables pouvant être échangées contre des parts de fiducie, à raison de une pour une. Les parts échangeables ne sont pas inscrites en Bourse.

Parts en circulation

Au 30 septembre 2007, la Fiducie comptait 55 786 541 parts de fiducie et 2 040 856 parts échangeables en circulation, et sa capitalisation boursière s'établissait à 1,5 milliard de dollars, d'après le cours de clôture de 26,62 $ la part de fiducie le 28 septembre 2007. Au 30 septembre 2007, il y avait 1 032 275 options en cours et 289 300 options qui pouvaient être exercées en vertu des modalités du régime d'options d'achat de parts.

DISTRIBUTIONS

Les distributions d'AltaGas sont déterminées compte tenu des flux de trésorerie durables, qui sont tributaires du bénéfice net consolidé et des exigences en matière de capital de maintenance et de croissance, et de remboursement de la dette de la Fiducie. AltaGas a pu maintenir ses distributions au moyen des flux de trésorerie d'exploitation. Dans les neuf mois terminés le 30 septembre 2007, la Fiducie a distribué des sommes au comptant de 87,7 millions de dollars et possédait des flux de trésorerie d'exploitation de 123,5 millions de dollars (respectivement 81,4 millions de dollars et 110,3 millions de dollars à la période correspondante de 2006). Au troisième trimestre de 2007, la Fiducie a déclaré des distributions de 30,0 millions de dollars comparativement à 28,1 millions de dollars au troisième trimestre de 2006.

La Fiducie a suspendu la composante Premium Distribution du régime de réinvestissement des distributions à la date de paiement des distributions d'août 2007. La composante régulière du régime restera en vigueur et continuera de soutenir la stratégie de financement d'AltaGas. À l'avenir, si les conditions le justifient, la Fiducie pourrait envisager de réinstaurer la composante Premium Distribution selon les besoins en capitaux d'AltaGas et le désir de maintenir une structure de capital efficace. Bien que la composante Premium Distribution du régime soit suspendue, les participants au régime bénéficiant de cette composante continueront de recevoir des distributions en espèces régulières. Pour plus d'information sur le régime de réinvestissement des distributions, visitez le site Web d'AltaGas à l'adresse www.altagas.ca.

AltaGas a annoncé que le conseil d'administration d'AltaGas General Partner Inc., délégué du fiduciaire, a augmenté sa distribution au comptant mensuelle, la faisant passer de 0,17 $ par part (2,04 $ par part annualisée) à 0,175 $ par part (2,10 $ par part annualisée) payable le 17 septembre 2007 aux porteurs de parts inscrits le 27 août 2007. Cela a été la quatrième augmentation de la distribution d'AltaGas depuis sa conversion en fiducie en mai 2004. Pour le troisième trimestre de 2007, le total des distributions déclarées d'AltaGas s'établissait à 0,52 $ par part.

En outre, une distribution spéciale d'une action ordinaire d'Utility Group Inc. pour chaque tranche de 100 parts de fiducie et parts échangeables d'AltaGas détenues le 27 août 2007 a eu lieu le 17 septembre 2007. La Fiducie a distribué 577 416 actions évaluées à 4,2 millions de dollars. Le tableau suivant résume l'historique des distributions déclarées par AltaGas depuis 2005 :

Distributions

(en dollars par part)	**2007**	2006	2005
Premier trimestre	**0,51**	0,485	0,45
Deuxième trimestre	**0,51**	0,495	0,45
Troisième trimestre	**0,52**	0,505	0,47
Quatrième trimestre	-	0,510	0,48
Distribution d'actions[1]	**0,07**	-	0,54
	1,61	1,995	2,39

1) *Le 17 septembre 2007, une action d'Utility Group a été émise pour chaque tranche de 100 parts de fiducie et parts échangeables détenues le 27 août 2007. Le 17 novembre 2005, une action d'Utility Group a été émise pour chaque tranche de 13,9592 parts de fiducie détenues le 14 novembre 2005.*

MODIFICATIONS DE CONVENTIONS COMPTABLES

Modifications de 2007

Avec prise d'effet le 1er janvier 2007, AltaGas a adopté le chapitre révisé 1506 du *Manuel de l'Institut Canadien des Comptables Agréés* (ICCA). Ce chapitre prescrit les critères de modification de conventions comptables, de même que le traitement comptable et les informations à fournir à l'égard des modifications de conventions comptables, des modifications d'estimations comptables et des corrections d'erreurs. L'adoption de cette norme n'a pas eu d'incidence importante sur les états financiers consolidés.

Instruments financiers

Avec prise d'effet le 1er janvier 2007, la Fiducie a adopté prospectivement le chapitre 3855 du *Manuel de l'ICCA*, «Instruments financiers – comptabilisation et évaluation», le chapitre 3865, «Couvertures», le chapitre 1530, «Résultat étendu», et le chapitre 3861, «Instruments financiers – informations à fournir et présentation». L'incidence de l'adoption de ces nouvelles normes est reflétée dans les résultats de la Fiducie pour le trimestre considéré, et les états financiers correspondants de l'exercice précédent n'ont pas été retraités. Bien que les nouvelles règles se soient traduites par des modifications dans la façon dont la Fiducie comptabilise ses instruments financiers, il n'y a pas eu d'incidence importante sur les résultats financiers de la Fiducie pour le trimestre considéré. Pour une description des nouvelles règles comptables et l'incidence de leur adoption sur les états financiers de la Fiducie, se reporter à la note 2 afférente aux états financiers consolidés intermédiaires pour les trois mois et neuf mois terminés le 30 septembre 2007.

Modifications comptables futures

Chapitre 1535 : «Informations à fournir concernant le capital»

Le nouveau chapitre 1535 du *Manuel de l'ICCA*, «Informations à fournir concernant le capital», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007 et exige la présentation d'informations qualitatives et quantitatives sur les objectifs, les politiques et les procédures de gestion du capital de la Fiducie. Ce nouveau chapitre entrera en vigueur le 1er janvier 2008 pour la Fiducie.

Chapitre 3862 : «Instruments financiers – informations à fournir» et chapitre 3863 : «Instruments financiers – présentation»

Les nouveaux chapitres 3862 et 3863 du *Manuel de l'ICCA* s'appliquent aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007. Ils remplacent le chapitre 3861 et établissent les exigences en matière de présentation et d'informations à fournir relativement aux instruments financiers. L'objectif du chapitre 3862 est de permettre aux utilisateurs d'évaluer l'importance des instruments financiers au regard de la situation financière et du rendement de l'entité, la nature et l'ampleur des risques découlant des instruments financiers ainsi que la façon dont l'entité gère ces risques. Les dispositions du chapitre 3863 traitent du classement des instruments financiers, des intérêts connexes, des dividendes, des pertes et gains qui s'y rattachent et des circonstances dans lesquelles les actifs et les passifs financiers sont compensés. Ces nouveaux chapitres entreront en vigueur le 1er janvier 2008 pour la Fiducie.

Normes internationales d'information financière (Normes IFRS)

En 2006, le Conseil des normes comptables (CNC) a publié un nouveau plan stratégique qui aura une incidence importante sur les exigences en matière de communication de l'information financière au Canada. Dans son plan stratégique, le CNC expose la convergence des PCGR du Canada et des normes IFRS sur une période de transition prévue de cinq ans. Bien qu'AltaGas ait commencé l'évaluation de l'adoption des normes IFRS pour 2011, l'incidence financière de la transition vers les normes IFRS ne peut pas être raisonnablement évaluée à l'heure actuelle.

PRINCIPALES CONVENTIONS COMPTABLES

Les principales conventions comptables d'AltaGas demeurent inchangées depuis le 31 décembre 2006 à l'exception de ce qui est présenté dans les notes afférentes aux états financiers consolidés intermédiaires pour les trois mois et neuf mois terminés le 30 septembre 2007. Pour en savoir plus à l'égard de ces conventions, consulter les notes afférentes aux états financiers consolidés vérifiés contenues dans le rapport annuel de 2006 d'AltaGas.

ESTIMATIONS COMPTABLES CRITIQUES

Comme la détermination de la valeur de nombreux actifs, passifs, produits et charges dépend des événements futurs, la préparation des états financiers consolidés intermédiaires de la Fiducie requiert l'utilisation d'estimations et d'hypothèses fondées sur un jugement prudent. Les principales conventions comptables d'AltaGas sont décrites dans les notes afférentes aux états financiers consolidés intermédiaires pour les trois mois et neuf mois terminés le 30 septembre 2007 et les notes afférentes aux états financiers consolidés vérifiés de 2006 figurant dans le rapport annuel de 2006 de la Fiducie. Certaines de ces conventions portent sur des estimations comptables critiques à cause de l'exigence voulant que des jugements particulièrement subjectifs ou complexes soient faits à l'égard de questions qui sont intrinsèquement incertaines et en raison de la probabilité que des montants sensiblement différents puissent être constatés dans différentes conditions ou selon des hypothèses différentes.

Les estimations comptables critiques d'AltaGas ont trait aux actifs et aux passifs de gestion du risque, à la dotation aux amortissements, aux obligations liées à la mise hors service d'immobilisations, à l'évaluation de la dépréciation d'actifs et au passif d'impôts futurs. Pour une analyse complète de ces estimations comptables, se reporter au rapport de gestion figurant dans le rapport annuel de 2006 d'AltaGas et aux notes afférentes aux états financiers consolidés intermédiaires pour les trois mois et neuf mois terminés le 30 septembre 2007.

ARRANGEMENTS HORS BILAN

La Fiducie n'a conclu aucun arrangement contractuel par lequel une entité non consolidée peut avoir une obligation en vertu de certains contrats de garantie, un droit conservé ou éventuel sur des actifs cédés à une entité non consolidée ou un arrangement semblable qui sert de soutien au risque de crédit, d'illiquidité ou de marché à cette entité pour ces actifs. La Fiducie n'a aucune obligation en vertu d'instruments dérivés ou d'un droit variable important dans une entité non consolidée qui fournit du financement, des liquidités, du soutien en matière de risque de marché ou de risque de crédit, ou encore qui fournit des services de crédit-bail, de couverture ou de recherche et développement à la Fiducie.

CONTRÔLES ET PROCÉDURES DE COMMUNICATION DE L'INFORMATION

Les contrôles et procédures de communication de l'information de la Fiducie ont été conçus afin d'offrir l'assurance que l'information qui doit être présentée dans les rapports ou soumise en vertu de la loi sur les valeurs mobilières applicable est rassemblée et transmise à la direction, y compris le chef de la direction et le chef des finances, en temps opportun, pour que des décisions appropriées soient prises à l'égard de l'information à communiquer.

CONTRÔLE INTERNE À L'ÉGARD DE L'INFORMATION FINANCIÈRE

La direction de la Fiducie est chargée d'établir et de maintenir des contrôles internes à l'égard de l'information financière pour fournir l'assurance raisonnable que les informations financières et la préparation des états financiers sont fiables. Tous les systèmes de contrôle interne, peu importe la qualité de leur conception, ont leur limite. Un système de conception ultra efficace ne peut fournir qu'une assurance raisonnable à l'égard de la préparation et de la présentation des états financiers. Au cours du troisième trimestre de 2007, aucun changement important n'a été apporté aux contrôles internes à l'égard de l'information financière de la Fiducie.

SEC File # 82-34911

Bilans consolidés

(non vérifié)

(en milliers de dollars)	**30 septembre 2007**	31 décembre 2006
ACTIF		
Actif à court terme		
Trésorerie et équivalents de trésorerie	**12 313 $**	13 226 $
Débiteurs	**162 561**	224 533
Stocks	**111**	61
Dépôts des clients	**25 824**	16 304
Gestion du risque *(note 5)*	**69 848**	-
Divers	**4 723**	9 277
	275 380	263 401
Immobilisations	**661 789**	677 941
Ententes, contrats et relations de services énergétiques	**97 619**	103 330
Écart d'acquisition	**18 260**	18 260
Gestion du risque *(note 5)*	**47 306**	-
Placements à long terme et autres actifs	**62 122**	46 643
	1 162 476 $	1 109 575 $
PASSIF ET AVOIR DES PORTEURS DE PARTS		
Passif à court terme		
Créditeurs et charges à payer	**124 513 $**	200 882 $
Distributions à payer aux porteurs de parts	**10 120**	9 588
Dette à court terme	**2 865**	-
Tranche de la dette à long terme échéant à moins de un an	**1 213**	1 147
Dépôts des clients	**25 824**	16 304
Produits constatés d'avance	**1 483**	788
Gestion du risque *(note 5)*	**72 461**	-
Divers	**7 659**	10 982
	246 138	239 691
Dette à long terme	**225 000**	264 340
Obligations liées à la mise hors service d'immobilisations	**20 322**	23 350
Charge d'impôts futurs *(notes 4 et 6)*	**60 332**	51 252
Gestion du risque *(note 5)*	**45 841**	-
Autres passifs à long terme	**2 692**	1 526
	600 325	580 159
Avoir des porteurs de parts *(notes 7 et 8)*	**562 151**	529 416
	1 162 476 $	1 109 575 $

Voir les notes afférentes aux états financiers consolidés.

États des résultats et des bénéfices cumulés consolidés

(non vérifié)

(en milliers de dollars, sauf les montants par part et le nombre de parts)	Trois mois terminés les 30 septembre **2007**	2006	Neuf mois terminés les 30 septembre **2007**	2006
PRODUITS				
Exploitation	**320 165 $**	317 313 $	**1 086 841 $**	992 451 $
Gains latents sur gestion du risque	**1 142**	-	**1 617**	-
Divers	**762**	545	**3 454**	2 767
	322 069	317 858	**1 091 912**	995 218
CHARGES				
Coût des produits vendus	**233 896**	235 414	**844 351**	760 855
Exploitation et administration	**39 073**	37 237	**114 148**	105 723
Amortissement	**11 650**	11 439	**35 696**	33 978
	284 619	284 090	**994 195**	900 556
Bénéfice d'exploitation	**37 450**	33 768	**97 717**	94 662
Intérêts débiteurs				
Dette à court terme	**121**	62	**269**	292
Dette à long terme	**2 734**	3 207	**8 710**	9 643
Bénéfice avant impôts sur les bénéfices	**34 595**	30 499	**88 738**	84 727
Charge (recouvrement) d'impôts *(note 4)*	**3 237**	1 728	**11 747**	(2 508)
Bénéfice net	**31 358**	28 771	**76 991**	87 235
Bénéfice cumulé au début de la période	**447 251**	345 571	**401 618**	287 107
Bénéfice cumulé à la fin de la période	**478 609 $**	374 342 $	**478 609 $**	374 342 $
Résultat net par part *(notes 4 et 8)*				
De base	**0,54 $**	0,52 $	**1,35 $**	1,58 $
Dilué	**0,54 $**	0,52 $	**1,35 $**	1,58 $
Nombre moyen pondéré de parts en circulation (en milliers) *(note 8)*				
De base	**57 692**	55 661	**57 188**	55 229
Dilué	**57 744**	55 775	**57 227**	55 329

Voir les notes afférentes aux états financiers consolidés.

États du résultat étendu et du cumul des autres éléments du résultat étendu consolidé

(non vérifié)

(en milliers de dollars)	Trois mois terminés le 30 septembre 2007	Neuf mois terminés le 30 septembre 2007
Bénéfice net *(note 4)*	**31 358 $**	**76 991 $**
Autres éléments du résultat étendu, après impôts *(note 5)*		
Gains nets latents sur les actifs financiers disponibles à la vente	**889**	**11 288**
Gains nets latents sur dérivés désignés comme couvertures de flux de trésorerie	**5 688**	**1 602**
Reclassement au bénéfice net de la perte nette sur dérivés désignés comme couvertures de flux de trésorerie se rapportant aux périodes précédentes	**5 858**	**2 469**
	12 435	**15 359**
Résultat étendu	**43 793 $**	**92 350 $**
Cumul des autres éléments du résultat étendu au début de la période	**290 $**	**-**
Ajustement résultant de l'adoption des nouvelles normes comptables relatives aux instruments financiers *(note 2)*	**-**	**(2 634)**
Autres éléments du résultat étendu, après impôts	**12 435**	**15 359**
Cumul des autres éléments du résultat étendu à la fin de la période	**12 725 $**	**12 725 $**

Voir les notes afférentes aux états financiers consolidés.

États des flux de trésorerie consolidés

(non vérifié)

(en milliers de dollars)	Trois mois terminés les 30 septembre **2007**	2006	Neuf mois terminés les 30 septembre **2007**	2006
Flux de trésorerie d'exploitation				
Bénéfice net	**31 358 $**	28 771 $	**76 991 $**	87 235 $
Éléments sans effet sur la trésorerie :				
Amortissement	**11 650**	11 439	**35 696**	33 978
Désactualisation des obligations liées à la mise hors service d'immobilisations	**416**	376	**1 266**	1 063
Rémunération à base de parts	**128**	162	**459**	196
Charge (recouvrement) d'impôts futurs	**3 236**	1 734	**11 746**	(2 517)
Perte (gain) à la vente d'actifs *(note 9)*	**1 381**	-	**(182)**	-
Quote-part du bénéfice (de la perte) de sociétés satellites	**29**	(316)	**(1 664)**	(2 361)
Distribution de sociétés satellites	**232**	745	**1 490**	2 195
Gains latents sur gestion du risque	**(1 142)**	-	**(1 617)**	-
Divers	**331**	271	**878**	109
Liquidités provenant de l'exploitation	**47 619**	43 182	**125 063**	119 898
Obligations liées à la mise hors service d'immobilisations réglées	**(412)**	(17)	**(552)**	(59)
Variation nette du fonds de roulement hors caisse *(note 11)*	**(16 439)**	(2 409)	**(1 043)**	(9 584)
	30 768	40 756	**123 468**	110 255
Activités d'investissement				
Augmentation des dépôts des clients	**(3 337)**	(857)	**(9 520)**	(3 844)
Acquisition d'immobilisations	**(16 197)**	(21 673)	**(37 085)**	(62 673)
Cession d'immobilisations	**9 215**	(7)	**9 722**	321
Cession d'ententes, de contrats et de relations de services énergétiques	**-**	420	**-**	36
Acquisition de placements à long terme et d'autres actifs	**(1 313)**	(2 523)	**(2 112)**	(4 399)
Cession de placements à long terme et d'autres actifs	**2 700**	-	**3 075**	-
	(8 932)	(24 640)	**(35 920)**	(70 559)
Activités de financement				
Augmentation (diminution) de la dette à court terme	**1 020**	-	**2 865**	(2 710)
Augmentation (diminution) de la dette à long terme	**(1 703)**	(40)	**(38 816)**	10 828
Distributions aux porteurs de parts	**(29 845)**	(27 790)	**(87 655)**	(81 361)
Produit net tiré de l'émission de parts *(note 8)*	**8 696**	12 837	**35 145**	33 927
	(21 832)	(14 993)	**(88 461)**	(39 316)
Variation de la trésorerie et des équivalents de trésorerie	**4**	1 123	**(913)**	380
Trésorerie et équivalents de trésorerie au début de la période	**12 309**	10 942	**13 226**	11 685
Trésorerie et équivalents de trésorerie à la fin de la période	**12 313 $**	12 065 $	**12 313 $**	12 065 $

Voir les notes afférentes aux états financiers consolidés.

Principales notes afférentes aux états financiers consolidés

(non vérifié)

(Les montants des tableaux sont en milliers de dollars canadiens, sauf indication contraire.)

1. MODE DE PRÉSENTATION

Les états financiers consolidés intermédiaires d'AltaGas Income Trust (AltaGas ou la Fiducie) comprennent les comptes de la Fiducie et ceux de toutes ses filiales en propriété exclusive, ainsi que sa participation proportionnelle dans divers partenariats et coentreprises.

Jusqu'au deuxième trimestre de 2007, AltaGas comptabilisait son placement dans Taylor NGL Limited Partnership (Taylor) selon la méthode à la valeur de consolidation. Au deuxième trimestre de 2007, AltaGas a cessé d'exercer une influence importante sur Taylor et a commencé à comptabiliser son placement dans Taylor selon la méthode du coût. Par conséquent, le placement dans Taylor est désigné comme disponible à la vente et est évalué à la juste valeur, les variations de la juste valeur étant comptabilisées dans Autres éléments du résultat étendu.

Les états financiers consolidés intermédiaires ont été préparés par la direction selon les principes comptables généralement reconnus (PCGR) du Canada. Les conventions comptables appliquées sont conformes à celles qui sont décrites dans les états financiers consolidés annuels de la Fiducie pour l'exercice terminé le 31 décembre 2006, à l'exception de celles présentées dans les notes 2 et 3 ci-après. Les présents états financiers consolidés intermédiaires n'incluent pas toute l'information exigée dans les états financiers annuels et doivent être lus avec les états financiers consolidés vérifiés de 2006 compris dans le rapport annuel de la Fiducie.

2. MODIFICATIONS DE CONVENTIONS COMPTABLES

Modifications apportées en 2007

La Fiducie a adopté les nouvelles exigences comptables du *Manuel de l'ICCA* relativement au chapitre 3855, «Instruments financiers – comptabilisation et évaluation», au chapitre 3865, «Couvertures», au chapitre 3861, «Instruments financiers – informations à fournir et présentation», au chapitre 1530, «Résultat étendu», au chapitre 3251, «Capitaux propres», et au chapitre 1506, «Modifications comptables». Ces nouvelles exigences sont en vigueur depuis le 1er janvier 2007. Conformément aux dispositions transitoires relatives aux nouvelles normes, ces conventions ont été adoptées de manière prospective sans retraitement des états financiers des périodes antérieures.

Modifications comptables

Le chapitre 1506 établit les critères de changement de méthodes comptables, ainsi que le traitement comptable et l'information à fournir relative aux changements de conventions comptables, aux changements d'estimations comptables et aux corrections d'erreurs. L'adoption de cette norme n'a eu aucune incidence importante sur les états financiers consolidés intermédiaires de la Fiducie.

Instruments financiers

Tous les instruments financiers, y compris les dérivés, sont initialement compris dans le bilan à leur juste valeur. Les actifs financiers sont classés comme étant détenus à des fins de transaction, détenus jusqu'à leur échéance, comme prêts et créances ou comme étant disponibles à la vente. Les passifs financiers sont classés comme étant détenus à des fins de transaction ou comme autres passifs financiers. L'évaluation ultérieure est déterminée par classement.

Les actifs et passifs financiers détenus à des fins de transaction sont conclus dans le but de générer un profit et comprennent des swaps, des options et des contrats à terme de gré à gré. Ces instruments financiers sont initialement comptabilisés à leur juste valeur et les variations de la juste valeur sont constatées en résultat. Les actifs financiers détenus jusqu'à leur échéance sont comptabilisés à leur coût après amortissement calculé selon la méthode du taux d'intérêt effectif. Au 30 septembre 2007, la Fiducie ne possédait aucun instrument financier détenu jusqu'à l'échéance. Les prêts et créances sont comptabilisés à leur coût après amortissement calculé selon la méthode du taux d'intérêt effectif. Le classement des actifs disponibles à la vente comprend des actifs financiers non dérivés qui sont désignés

comme étant disponibles à la vente ou qui ne sont pas compris dans les trois autres classements. Les instruments disponibles à la vente sont initialement comptabilisés à leur juste valeur et les variations de la juste valeur sont constatées au poste Autres éléments du résultat étendu. Le bénéfice généré de ces placements est compris dans Produits.

Les autres passifs financiers qui ne sont pas classés comme étant disponibles à la vente sont comptabilisés à leur coût après amortissement selon la méthode du taux d'intérêt effectif.

Les dérivés incorporés aux autres instruments financiers ou contrats (l'instrument hôte) sont comptabilisés comme des dérivés séparés et calculés à leur juste valeur si les caractéristiques économiques des dérivés incorporés ne sont pas étroitement liées à l'instrument hôte, si les conditions des dérivés incorporés sont les mêmes que celles d'un dérivé autonome et si l'ensemble du contrat n'est pas détenu à des fins de transaction ou comptabilisé à la juste valeur. Les variations de la juste valeur sont comprises dans les résultats. Tous les dérivés, autres que ceux qui correspondent à l'exception au titre des besoins prévus en matière d'achats, de ventes ou de consommation intermédiaire, sont portés au bilan à leur juste valeur. La date de transition utilisée par la Fiducie pour identifier les dérivés incorporés est le 1er janvier 2003. La Fiducie n'a identifié aucun dérivé incorporé devant être divisé.

Les coûts de transaction sont des coûts différentiels directement attribuables à l'acquisition, à l'émission ou à la sortie d'un instrument financier. En conséquence de l'adoption des nouvelles normes, la Fiducie a reclassé les coûts de financement reportés non amortis de 1,1 million de dollars des postes Autres actifs à court terme et Placements à long terme et autres actifs au poste Dette à long terme. Ce reclassement est en vigueur depuis le 1er janvier 2007. Le reclassement des coûts de transaction n'a eu aucune incidence sur les bénéfices. À compter du 1er janvier 2007, la Fiducie a commencé à amortir ces coûts selon la méthode du taux d'intérêt effectif. Auparavant, ces coûts étaient amortis selon la méthode de l'amortissement linéaire sur la durée de vie de la dette.

Couvertures

La nouvelle norme précise quand et comment on peut appliquer la comptabilité de couverture, et où elle doit être comptabilisée. La norme introduit trois types de relations de couverture : les couvertures de juste valeur, les couvertures de flux de trésorerie et les couvertures d'un investissement net dans un établissement étranger autonome.

Dans le cadre de la gestion de ses actifs et de ses passifs, la Fiducie utilise des dérivés pour couvrir des positions afin de réduire son exposition au risque marchandises et au risque de taux d'intérêt. La Fiducie désigne certains dérivés comme étant des couvertures et prépare les documents au début du contrat de couverture. La Fiducie effectue une évaluation au début du contrat et pendant sa durée afin de déterminer si le dérivé utilisé comme couverture est efficace pour compenser les risques des valeurs ou des flux de trésorerie de l'instrument financier couvert. Tous les dérivés sont initialement comptabilisés à la juste valeur et ajustés à la juste valeur à chaque date de clôture.

La Fiducie utilise des couvertures de flux de trésorerie pour réduire son exposition aux fluctuations des taux d'intérêt et aux variations des prix des marchandises. La partie efficace des variations de la valeur des couvertures de flux de trésorerie est comptabilisée dans Autres éléments du résultat étendu. Les parties ou montants inefficaces exclus des tests d'efficacité des couvertures sont constatés aux résultats dans la même catégorie financière que les opérations sous-jacentes. Les gains et les pertes découlant des couvertures de flux de trésorerie qui ont été portés au poste Cumul des autres éléments du résultat étendu sont comptabilisés au bénéfice net lorsque l'opération sous-jacente s'est produite ou qu'il est probable qu'elle ne se produise pas. La Fiducie couvre son exposition à la variabilité des flux de trésorerie futurs pendant une durée maximale de 10,25 années.

Résultat étendu et avoir des porteurs de parts

Les états financiers de la Fiducie comprennent un état du résultat étendu et du cumul des autres éléments du résultat étendu consolidé qui est composé du bénéfice et de la partie efficace des variations dans les gains latents et les pertes latentes liés aux actifs disponibles à la vente et aux couvertures de flux de trésorerie. En outre, conformément au chapitre 3251, la Fiducie présente désormais séparément les variations de chacune des composantes de l'avoir des porteurs de parts dans sa note relative à l'avoir des porteurs de parts. En conséquence de la mise en application de

cette nouvelle norme, une nouvelle composante, Cumul des autres éléments du résultat étendu, et un ajustement des opérations ponctuel ont été ajoutés à l'avoir des porteurs de parts (se reporter à la note 5).

Incidence nette des modifications de conventions comptables

L'incidence nette sur les états financiers de la Fiducie au 1er janvier 2007 résulte des modifications apportées aux conventions comptables susmentionnées et se présente comme suit :

Postes visés du bilan	Augmentation (diminution)
Actif à court terme – Gestion du risque	59 866 $
Autres actifs à court terme	(451)
Actif à long terme	47 942
Placements à long terme et autres actifs	(793)
Passif à court terme – Gestion du risque	69 618
Dette à long terme	(1 082)
Passif à long terme – Gestion du risque	48 359
Passif d'impôts futurs	(7 450)
Avoir des porteurs de parts – Montant transitoire à l'adoption des nouvelles normes comptables, après impôts	(247)
Avoir des porteurs de parts – Cumul des autres éléments du résultat étendu, après impôts	(2 634)

Les gains latents et les pertes latentes compris dans Montant transitoire et Cumul des autres éléments du résultat étendu ont été comptabilisés après déduction des recouvrements d'impôts sur les bénéfices respectivement de 4,6 millions de dollars et 2,9 millions de dollars.

Modifications comptables futures

Chapitre 1535 : «Informations à fournir concernant le capital»

Le nouveau chapitre 1535 du *Manuel de l'ICCA*, «Informations à fournir concernant le capital», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007 et exige la présentation d'informations qualitatives et quantitatives sur les objectifs, les politiques et les procédures de gestion du capital de la Fiducie. Ce nouveau chapitre entrera en vigueur le 1er janvier 2008 pour la Fiducie.

Chapitre 3862 : «Instruments financiers – informations à fournir» et chapitre 3863 : «Instruments financiers – présentation»

Les nouveaux chapitres 3862 et 3863 du *Manuel de l'ICCA* s'appliquent aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007. Ils remplacent le chapitre 3861 et établissent les exigences en matière de présentation et d'informations à fournir relativement aux instruments financiers. L'objectif du chapitre 3862 est de permettre aux utilisateurs d'évaluer l'importance des instruments financiers au regard de la situation financière et du rendement de l'entité, la nature et l'ampleur des risques découlant des instruments financiers ainsi que la façon dont l'entité gère ces risques. Les dispositions du chapitre 3863 traitent du classement des instruments financiers, des intérêts connexes, des dividendes, des pertes et gains qui s'y rattachent et des circonstances dans lesquelles les actifs et les passifs financiers sont compensés. Ces nouveaux chapitres entreront en vigueur le 1er janvier 2008 pour la Fiducie.

Normes internationales d'information financière (Normes IFRS)

En 2006, le Conseil des normes comptables (CNC) a publié un nouveau plan stratégique qui aura une incidence importante sur les exigences en matière de communication de l'information financière au Canada. Dans son plan stratégique, le CNC expose la convergence des PCGR du Canada et des normes IFRS sur une période de transition prévue de cinq ans. Bien qu'AltaGas ait commencé l'évaluation de l'adoption des normes IFRS pour 2011, l'incidence financière de la transition vers les normes IFRS ne peut pas être raisonnablement évaluée à l'heure actuelle.

3. MISE À JOUR DU SOMMAIRE DES CONVENTIONS COMPTABLES

Après avoir adopté les normes comptables relatives aux instruments financiers, la Fiducie a effectué une mise à jour des principales conventions comptables suivantes.

Constatation des produits

Dans le secteur Collecte et traitement sur place, les produits sont constatés lorsque les services sont rendus. Dans les secteurs Production d'électricité et Services énergétiques, les produits sont constatés au moment où le produit est livré ou le service offert. Dans le secteur Extraction et transport, les produits provenant de l'extraction sont constatés lorsque le produit est livré ou le service offert, et les produits provenant du transport sont constatés lorsque les services sont rendus. Les gains et pertes réalisés sur les activités de gestion du risque liées aux prix des marchandises sont comptabilisés dans les produits du secteur auxquels ils se rattachent au moment où la vente qui y correspond a lieu ou lorsque les actifs ou les passifs financiers sous-jacents sont sortis du bilan. Les gains et pertes latents à l'égard des variations de la juste valeur des activités de gestion du risque de la Fiducie sont comptabilisés comme des produits et sont évalués à la valeur de marché à la fin de la période considérée dans le secteur Siège social.

Coûts de transaction liés aux instruments financiers

Les coûts de transaction liés à l'acquisition d'actifs et de passifs financiers détenus à des fins de transaction et à la facilité de crédit d'exploitation renouvelable de la Fiducie sont passés en charges au moment où ils sont engagés. Pour les instruments financiers non classés comme étant détenus à des fins de transaction, les coûts de transaction attribuables à l'acquisition ou à l'émission de l'actif ou du passif financier sont ajoutés à la valeur comptable initiale de l'instrument financier et comptabilisés dans les résultats selon la méthode du taux d'intérêt effectif.

Date de constatation

AltaGas utilise la date de règlement pour les transactions. Tout écart de valeur entre la date de l'opération et la date de règlement des transactions effectuées avec un tiers est comptabilisé au bilan et au poste Bénéfice net ou Autres éléments du résultat étendu, selon le cas.

Désignation des actifs financiers disponibles à la vente

Les actifs financiers disponibles à la vente sont des placements dans des instruments de capitaux propres qui ne sont pas classés comme étant détenus à des fins de transaction, jusqu'à leur échéance ou comme prêts et créances, et que la direction a l'intention de détenir pour une durée indéterminée. Les actifs disponibles à la vente sont calculés à la juste valeur. Les variations de la juste valeur sont comptabilisées dans Autres éléments du résultat étendu jusqu'à ce que l'actif soit sorti du bilan. Les actifs disponibles à la vente sont inclus dans Placements à long terme et autres actifs.

Méthode du taux d'intérêt effectif

La Fiducie utilise la méthode du taux d'intérêt effectif pour calculer le coût après amortissement d'un actif ou passif financier et pour répartir les intérêts créditeurs ou les intérêts débiteurs sur la période considérée. Le taux d'intérêt effectif est le taux qui actualise exactement les flux de trésorerie estimatifs associés à l'instrument sur la durée de vie prévue de l'instrument financier ou, selon le cas, sur une période plus courte, de manière à obtenir la valeur comptable nette de l'actif ou du passif financier.

4. AJUSTEMENT DES IMPÔTS SUR LES EIPD AU DEUXIÈME TRIMESTRE DE 2007

Au troisième trimestre, AltaGas a recalculé le montant estimatif des impôts sur les entités intermédiaires de placement déterminées (EIPD) constatés au deuxième trimestre de 2007. Les nouveaux calculs ont conduit à une baisse du passif d'impôts sur les EIPD au 30 juin 2007, le faisant passer de 14,5 millions de dollars à 6,5 millions de dollars. La variation a entraîné une augmentation du bénéfice net pour le deuxième trimestre de 2007, passant de 13,1 millions de dollars (0,23 $ par part) à 21,1 millions de dollars (0,37 $ par part), constaté auparavant. Le bénéfice net pour le semestre terminé le 30 juin 2007 déjà constaté a été ajusté, passant de 37,6 millions de dollars (0,66 $ par part) à 45,6 millions de dollars (0,80 $ par part). Cet ajustement a également réduit le passif d'impôts futurs déjà constaté au bilan, celui-ci chutant de 59,2 millions de dollars pour s'établir à 51,2 millions de dollars. Les résultats constatés pour les neuf mois terminés le 30 septembre 2007 reflètent l'ajustement effectué aux résultats du deuxième trimestre de 2007.

5. INSTRUMENTS FINANCIERS ET GESTION DU RISQUE FINANCIER

Dans le cours normal des affaires, la Fiducie achète et vend du gaz naturel et des liquides de gaz naturel (LGN) et de l'électricité, et émet des titres d'emprunt à court terme et à long terme. La Fiducie se sert d'instruments dérivés pour réduire son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change qui découlent de ces activités. La Fiducie n'utilise pas d'instruments dérivés à des fins spéculatives.

Au 30 septembre 2007, tous les dérivés, autres que ceux qui correspondent à l'exception au titre des besoins prévus en matière d'achat, de vente ou de consommation intermédiaire, ont été portés au bilan à leur juste valeur. La juste valeur des dérivés d'électricité et de gaz naturel a été calculée selon les prix à terme estimatifs de la période considérée. Le calcul de la juste valeur des dérivés de taux d'intérêt est effectué selon les cours du marché.

Au 30 septembre 2007, la juste valeur des actifs et des passifs de la Fiducie se présentait comme suit :

Sommaires des justes valeurs

(en milliers de dollars)	À court terme	À long terme	Total
Actifs financiers			
Détenus à des fins de transaction	62 975 $	41 676 $	104 651 $
Disponibles à la vente	-	37 386	37 386
Prêts et créances	142 395	-	142 395
	205 370	79 062	284 432
Couvertures de flux de trésorerie	6 873	5 630	12 503
	212 243 $	84 692 $	296 935 $
Passifs financiers			
Détenus à des fins de transaction	63 873 $	43 875 $	107 748 $
Autres passifs financiers	107 725	216 898	324 623
	171 598	260 773	432 371
Couvertures de flux de trésorerie	8 588	1 965	10 553
	180 186 $	262 738 $	442 924 $

Bénéfice latent

L'incidence de l'adoption des nouvelles normes relatives aux instruments financiers a donné lieu à un gain latent de 1,1 million de dollars au troisième trimestre de 2007 et à un gain latent de 1,6 million de dollars pour les neuf mois terminés le 30 septembre 2007.

Autres éléments du résultat étendu

Dans le cadre de son programme de couverture, la Fiducie utilise certains instruments financiers dérivés pour gérer les risques. Une perte latente après impôts de 5,9 millions de dollars a été reclassée au bénéfice net du troisième trimestre de 2007 et une perte latente après impôts de 2,5 millions de dollars a été reclassée au bénéfice net des neuf premiers mois de 2007. Du gain de 1,4 million de dollars reporté au cumul des autres éléments du résultat étendu le 30 septembre 2007, un somme de 1,1 million de dollars devrait être reclassée au bénéfice net dans les 12 prochains mois.

Les actifs disponibles à la vente, compris dans le bilan sous Placements à long terme et autres actifs, sont comptabilisés à la juste valeur, après impôts, dans Autres éléments du résultat étendu. La juste valeur, déduction faite des impôts, a augmenté de 0,9 million de dollars au troisième trimestre, et de 11,3 millions de dollars aux neuf premiers mois de 2007. Cette augmentation depuis le début de l'exercice est surtout attribuable à la désignation du placement dans Taylor comme disponible à la vente en raison du changement de la façon de comptabiliser le placement, qui est passée de la méthode à la valeur de consolidation à la méthode du coût.

Le 1er janvier 2007, la Fiducie a commencé à compenser les coûts de transaction liés à la dette à long terme en diminution de la dette s'y rattachant et à amortir ces coûts selon la méthode du taux d'intérêt effectif. Auparavant, ces coûts étaient amortis selon la méthode linéaire sur la durée de vie de l'instrument de créance auquel ils se rattachaient. Ce changement dans la convention n'a eu aucune incidence importante sur les états financiers de la Fiducie. Au cours du troisième trimestre et des neuf premiers mois de 2007, le montant imputé au bénéfice net au titre de l'amortissement des coûts de transaction selon la méthode du taux d'intérêt effectif était négligeable. Le taux d'intérêt effectif pour les billets à moyen terme émis en 2005 et en 2007 était respectivement de 4,57 pour cent et 5,11 pour cent.

Gestion du risque marchandises

Gaz naturel

La Fiducie achète du gaz naturel et le vend à ses clients. Le prix fixé et les contrats au prix du marché pour la vente et l'achat de gaz naturel se prolongent jusqu'en 2012.

Au 30 septembre 2007, l'encours des contrats de la Fiducie se présentait comme suit :

			Volume théorique (GJ)		
Instruments dérivés	Prix fixé (par GJ)[1]	Période (mois)	Ventes	Achats	Juste valeur
Contrat à livrer	2,16 $ à 10,37 $	1 à 50	103 879 112	-	(6 638) $
Contrat à livrer	2,16 $ à 10,37 $	1 à 50	-	103 879 112	3 069 $

[1] Certains contrats sont indexés et, à ce titre, nous ne pouvons fournir une fourchette de prix.

Pour le troisième trimestre de 2007, un gain latent de 0,6 million de dollars a été constaté au titre des activités de gestion du risque sur le gaz naturel de la Fiducie, et un gain latent de 1,5 million de dollars a été constaté pour les neuf premiers mois de 2007.

Liquides de gaz naturel

Au troisième trimestre, la Fiducie a conclu une série de swaps afin de protéger une partie de la marge exposée aux différentiels de fractionnement des LGN. Ces swaps viennent à échéance en décembre 2007.

Au 30 septembre 2007, l'encours des contrats de la Fiducie se présentait comme suit :

			Volume théorique		
Produit	Prix fixé	Période (mois)	Ventes	Achats	Juste valeur
Propane	1,20 $ US/gallon	1 - 3	1 601 062 (gallon)	-	(198) $
Butane normal	1,38 $ US/gallon	1 - 3	389 492 (gallon)	-	(72)
Condensat	74,25 $ US/b	1 - 3	4 122 barils	-	(30)
Gaz naturel	5,70 $/GJ	1 - 3	-	222 089 $/GJ	(19) $

Pour le troisième trimestre de 2007 et les neuf premiers mois de 2007, la Fiducie a constaté une perte latente de 0,3 million de dollars découlant des activités de gestion du risque liés aux LGN de la Fiducie.

Électricité

Conformément aux ententes d'achat d'électricité, AltaGas est tenue d'acheter de l'électricité à des conditions et à des prix convenus jusqu'au 31 décembre 2020. La Fiducie vend l'électricité à Alberta Electric System Operator aux prix du marché et se sert de swaps et de tunnels pour fixer les prix sur une partie des volumes. La stratégie d'AltaGas vise à protéger les marges afin de fournir des résultats prévisibles. Certains contrats correspondent à l'exception au titre des besoins prévus en matière d'achats, de ventes ou de consommation intermédiaire et n'ont pas été inclus dans les actifs

ou passifs sur gestion du risque. Au 30 septembre 2007, la Fiducie n'avait pas l'intention de résilier de contrats avant leur échéance.

Au 30 septembre 2007, l'encours des contrats de la Fiducie se présentait comme suit :

	Prix fixé	Période	Volume théorique (MWh)		
Instruments dérivés	(par MWh)	(mois)	Ventes	Achats	Juste valeur
Contrat à livrer	64,98 $ à 82,13 $	1 à 12	4 392	-	(14) $
Contrat à livrer	79,00 $ à 79,00 $	1 à 12	-	4 392	21 $

Les activités de gestion du risque sur l'électricité de la Fiducie découlant des contrats financiers non compris dans le programme de couverture présentaient un gain latent de 28 018 $ pour le troisième trimestre de 2007 et une perte latente de 36 765 $ pour les neuf premiers mois de 2007.

Au 30 septembre 2007, l'encours des swaps et tunnels sur marchandises de la Fiducie se présentait comme suit :

	Prix fixé	Période	Volume théorique (MWh)		
Instruments dérivés	(par MWh)	(mois)	Ventes	Achats	Juste valeur
Swaps et tunnels	65,00 $ à 88,00 $	1 à 27	2 129 520	-	(2 700) $
Swaps et tunnels	56,50 $ à 65,00 $	1 à 123	-	325 515	4 650 $

Gestion du risque de change

La Fiducie conclut des contrats de change à terme pour gérer le risque de fluctuation des flux de trésorerie lié aux variations des taux de change. Pour le troisième trimestre de 2007, les activités de gestion du risque de change de la Fiducie ont affiché un gain latent de 0,5 million de dollars et, pour les neuf premiers mois de 2007, un gain latent de 0,1 million de dollars.

Gestion du risque de taux d'intérêt

Pour se protéger contre l'incidence des fluctuations futures des taux d'intérêt, la Fiducie utilise des contrats de swap de taux d'intérêt pour fixer le taux d'intérêt sur une partie des acceptations bancaires émises en vertu des facilités de crédit. En janvier 2007, la Fiducie a dénoué un certain nombre de ces swaps de taux d'intérêt par suite de l'émission de billets à moyen terme d'un montant de 100 millions de dollars et a constaté un gain de 0,4 million de dollars. Au troisième trimestre, la Fiducie a mis fin à la relation de couverture sur certains contrats de swap, ce qui a donné lieu à un gain latent négligeable. Les swaps de taux d'intérêt restants ont une durée de vie résiduelle moyenne de 10 à 23 mois et un taux d'intérêt moyen pondéré de 3,56 pour cent. Les activités de gestion du risque de taux d'intérêt ont entraîné un gain latent de 0,3 million de dollars au troisième trimestre de 2007 et un gain latent de 0,3 million de dollars aux neuf premiers mois de 2007. Ces swaps présentaient une juste valeur marchande de 0,3 million de dollars au 30 septembre 2007.

Risque de crédit sur les instruments financiers

Le risque de crédit résulte de la possibilité qu'une partie à un instrument dérivé dans lequel la Fiducie a un gain latent manque à ses obligations conformément aux modalités du contrat.

L'exposition au risque de crédit est minimisée en n'effectuant des opérations qu'avec des parties solvables conformément aux politiques et aux pratiques de crédit en vigueur. Au 30 septembre 2007, AltaGas n'avait aucune concentration importante de risque de crédit auprès d'une partie ou une autre à des instruments financiers.

6. IMPÔTS FUTURS

Le 12 juin 2007, après la troisième lecture, le projet de loi C-52 d'exécution du budget a été pratiquement adopté par le gouvernement du Canada, créant un nouvel impôt de 31,5 pour cent qui s'appliquera aux distributions de certaines fiducies de revenu et sociétés de personnes, y compris AltaGas, à compter du 1er janvier 2011.

En fonction des écarts temporaires de la Fiducie devant se résorber après le 1er janvier 2011, la Fiducie a constaté une charge d'impôts futurs de 6,0 millions de dollars et a accru son passif d'impôts futurs pour les neuf premiers mois terminés le 30 septembre 2007 (une baisse de 0,5 million de dollars au troisième trimestre de 2007 en fonction des activités du trimestre). Cette charge hors caisse est liée aux écarts temporaires entre les valeurs comptables des actifs et des passifs d'AltaGas et leurs valeurs fiscales respectives, et n'a pas d'incidence immédiate sur les flux de trésorerie. Un taux d'imposition de néant a été appliqué aux écarts temporaires se résorbant avant 2011.

Le montant prévu et le moment auquel la résorption des écarts temporaires a lieu dépendront des résultats réels de la Fiducie, des distributions, et de l'acquisition et de la cession réelles des actifs et des passifs. Par conséquent, un changement des estimations ou des hypothèses pourrait avoir une incidence importante sur les passifs d'impôts futurs estimatifs.

7. AVOIR DES PORTEURS DE PARTS

	30 septembre 2007	31 décembre 2006
Capital des porteurs de parts *(note 8)*	**498 895 $**	463 750 $
Surplus d'apport	**3 781**	3 322
Bénéfices cumulés	**478 609**	401 618
Dividendes accumulés	**(41 114)**	(41 114)
Distributions aux porteurs de parts cumulées déclarées[1]	**(360 650)**	(272 464)
Distributions d'actions ordinaires d'AltaGas Utility Group Inc.	**(29 848)**	(25 696)
Ajustements transitoires découlant de l'adoption de nouvelles normes comptables relatives aux instruments financiers	**(247)**	-
Cumul des autres éléments du résultat étendu *(note 2)*	**12 725**	-
	562 151 $	529 416 $

[1] Les distributions cumulées versées par la Fiducie au 30 septembre 2007 s'élevaient à 350,6 millions de dollars (262,9 millions de dollars au 31 décembre 2006).

Le 17 septembre 2007, les porteurs de parts de la Fiducie et les porteurs de parts échangeables d'AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) ont reçu une action ordinaire d'Utility Group pour chaque tranche de 100 parts de fiducie ou parts échangeables détenues le 27 août 2007. Dans le cadre du plan de distribution, un porteur de parts de la Fiducie qui s'est vu attribuer moins de 50 actions ordinaires d'Utility Group a reçu une somme en espèces. Le nombre d'actions ordinaires d'Utility Group distribuées aux porteurs de parts s'est élevé à 577 416, ce qui a réduit l'avoir des porteurs de parts de 4,2 millions de dollars. Cette distribution a donné lieu à une réduction de 27 pour cent de la participation de la Fiducie dans Utility Group, qui est passée à 19,6 pour cent.

8. CAPITAL DES PORTEURS DE PARTS

Parts de fiducie émises et en circulation	Nombre de parts		Montant	
31 décembre 2006	54 313 552	$	451 795	$
Parts émises au comptant à l'exercice d'options	2 900		65	
Parts émises en vertu des régimes de réinvestissement des distributions[1]	1 422 131		35 080	
Parts émises contre des parts échangeables	47 958		274	
30 septembre 2007	**55 786 541**	**$**	**487 214**	**$**

Parts échangeables émises et en circulation	Nombre de parts		Montant	
Émises par AltaGas Holding Limited Partnership No.1 au 31 décembre 2006	2 088 814	$	11 955	$
Parts d'AltaGas Holding Limited Partnership No.1 remises contre des parts de la Fiducie	(47 958)		(274)	
30 septembre 2007	**2 040 856**	**$**	**11 681**	**$**
Total des parts de Fiducie et des parts échangeables au 30 septembre 2007	**57 827 397**	**$**	**498 895**	**$**

[1] *Premium Distribution[MC], régime de réinvestissement des distributions et régime optionnel d'achat de parts.*

Parts en circulation[1]	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2007	2006	**2007**	2006
Nombre de parts – de base[2]	**57 692 359**	55 660 939	**57 187 589**	55 228 922
Options sur actions dilutives	**52 025**	114 228	**39 537**	100 475
Nombre de parts – dilué[2]	**57 744 384**	55 775 167	**57 227 126**	55 329 397

[1] *Comprend les parts échangeables.*
[2] *Moyenne pondérée.*

La Fiducie a un régime d'options d'achat de parts auquel les salariés et les administrateurs sont admissibles. Au 30 septembre 2007, dix pour cent des parts en circulation étaient réservées pour émission conformément à ce régime. Jusqu'au 30 septembre 2007, les droits des options attribuées conformément au régime avaient, en général, une durée de dix ans et pouvaient être acquis sur une période d'au plus quatre ans.

Au 30 septembre 2007, les options en cours pouvaient être exercées à diverses dates jusqu'en 2017 (2016 au 31 décembre 2006). Le prix d'exercice moyen pondéré des options en cours conformément au régime s'élevait à 26,77 $ (27,23 $ au 31 décembre 2006) et la durée moyenne pondérée qui reste à courir des options s'établissait à 8,67 ans (9,23 ans au 31 décembre 2006). Au 30 septembre 2007, la juste valeur non passée en charges de la charge de rémunération à base d'options d'achat de parts associée aux périodes futures était de 0,6 million de dollars (0,9 million de dollars au 31 décembre 2006).

Le tableau qui suit résume l'information sur les options d'achat de parts de la Fiducie :

	Nombre d'options	Prix d'exercice[1]	
Options d'achat de parts en cours au 31 décembre 2006	923 550	27,23	$
Attribuées	252 500	25,67	
Exercées	(2 900)	22,31	
Annulées	(140 875)	27,84	
Options d'achat de parts en cours au 30 septembre 2007	**1 032 275**	**26,77**	**$**
Options d'achat de parts exerçables au 30 septembre 2007	**289 300**	**25,08**	**$**

[1] *Moyenne pondérée.*

Un résumé du régime d'options d'achat de parts au 30 septembre 2007 est présenté ci-dessous :

	Options en cours			Options exerçables	
Fourchette du prix d'exercice des options	Nombre d'options en cours[1]	Prix d'exercice[2]	Durée contractuelle restante[3]	Nombre d'options exerçables[1]	Prix d'exercice[2]
5,00 $ à 7,00 $	9 500	6,15 $	2,68	9 500	6,15 $
7,01 $ à 15,50 $	28 500	10,26	5,41	28 500	10,26
15,51 $ à 25,08 $	120 400	24,21	7,73	53 050	24,14
25,09 $ à 29,15 $	873 875	27,87	8,97	198 250	28,37
	1 032 275	26,77 $	8,67	289 300	25,08 $

1) Au 30 septembre 2007.

2) Moyenne pondérée.

3) Nombre moyen pondéré d'années.

En 2004, AltaGas a mis sur pied un régime de rémunération à base de parts qui attribue des parts fictives à certains salariés. Les parts fictives sont évaluées selon les distributions déclarées et le cours des parts de la Fiducie. Les droits des parts sont acquis selon un calendrier d'acquisition graduelle. La charge de rémunération comptabilisée au troisième trimestre de 2007 à l'égard de ce régime a été de 1,1 million de dollars (1,7 million de dollars pour le troisième trimestre de 2006) et 3,8 millions de dollars pour les neuf mois terminés le 30 septembre 2007 (5,2 millions de dollars pour les neuf mois terminés le 30 septembre 2006). Au 30 septembre 2007, la juste valeur non passée en charges de la charge de rémunération à base de parts liée aux parts fictives était de 11,0 millions de dollars (9,9 millions de dollars au 31 décembre 2006).

9. CESSION À LA VENTE D'IMMOBILISATIONS

Au cours du troisième trimestre de 2007, AltaGas a vendu à AltaGas Utility Group Inc. sa participation de 33,3335 pour cent dans la coentreprise Ikhil, moyennant une contrepartie en espèces de 9,0 millions de dollars, avec prise d'effet le 31 juillet 2007. Le gain à la vente a été négligeable. Au deuxième trimestre de 2007, AltaGas a constaté un gain non récurrent de 1,5 million de dollars lié à la vente d'actifs de production de pétrole et de gaz naturel pour une contrepartie non monétaire totalisant 11,9 millions de dollars, y compris un billet de 11,6 millions de dollars. Cette cession a également entraîné la réduction de l'obligation liée à la mise hors service d'immobilisations de 3,1 millions de dollars et un recouvrement d'impôts futurs de 0,6 million de dollars.

10. ACQUISITION D'ACTIFS

Le 31 juillet 2007, la Fiducie a acquis toutes les parts de la société en commandite en circulation de Bear Mountain Wind Limited Partnership et la totalité des actions de Bear Mountain Wind Power Corporation, pour une contrepartie en espèces de 1,0 million de dollars.

11. VARIATION NETTE DU FONDS DE ROULEMENT HORS CAISSE

Les éléments suivants du fonds de roulement hors caisse ont une incidence sur les flux de trésorerie d'exploitation :

	Trois mois terminés les 30 septembre				Neuf mois terminés les 30 septembre			
	2007		2006		**2007**		2006	
Débiteurs	**(4 862)**	**$**	(8 987)	$	**61 972**	**$**	71 335	$
Stocks	**-**		-		**(50)**		34	
Autres actifs à court terme	**(1 742)**		(5 538)		**4 554**		(4 961)	
Créditeurs et charges à payer	**(13 712)**		12 253		**(76 369)**		(84 182)	
Dépôts des clients	**3 337**		856		**9 520**		3 844	
Produits constatés d'avance	**272**		-		**695**		-	
Autres passifs à court terme	**1 933**		809		**(3 323)**		(4 035)	
	(14 774)		(607)		**(3 001)**		(17 965)	
Moins : variation des coûts en capital compris dans les créditeurs	**(1 665)**		(1 802)		**1 958**		8 381	
	(16 439)	**$**	(2 409)	$	**(1 043)**	**$**	(9 584)	$

Les paiements au comptant ci-après ont été pris en compte dans le calcul du bénéfice :

	Trois mois terminés les 30 septembre				Neuf mois terminés les 30 septembre			
	2007		2006		**2007**		2006	
Intérêts payés	**2 846**	**$**	3 310	$	**9 099**	**$**	10 190	$
Impôts sur les bénéfices payés	**85**	**$**	16	$	**181**	**$**	51	$

12. RÉGIMES DE RETRAITE ET RÉGIMES D'AVANTAGES COMPLÉMENTAIRES

La charge nette de retraite par régime de retraite pour la période se présente comme suit :

	Trois mois terminés les 30 septembre				Neuf mois terminés les 30 septembre			
	2007		2006		**2007**		2006	
Régime de retraite à cotisations déterminées	**386**	**$**	335	$	**1 148**	**$**	983	$
Régime de retraite à prestations déterminées	**(17)**		5		**(11)**		13	
Régime de retraite complémentaire des dirigeants	**282**		215		**800**		608	
	651	**$**	555	$	**1 937**	**$**	1 604	$

13. OPÉRATIONS ENTRE PARTIES LIÉES

Dans le cours normal des affaires, la Fiducie et ses sociétés affiliées concluent des opérations avec des parties liées. Ces opérations ont été comptabilisées à leur valeur d'échange comme suit :

	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2007	2006	**2007**	2006
Frais d'administration, de gestion et d'autres services payés par :				
AltaGas Utility Group Inc. (Utility Group) à la Fiducie	**8 $**	206 $	**23 $**	464 $
La Fiducie à Utility Group	**129 $**	130 $	**394 $**	365 $
Ventes de gaz naturel par la Fiducie aux filiales d'Utility Group	**5 309 $**	4 621 $	**57 653 $**	52 003 $
Honoraires pour services d'exploitation payés par une filiale d'Utility Group	**163 $**	- $	**306 $**	- $
Services de transport fournis par une filiale d'Utility Group	**119 $**	137 $	**362 $**	421 $
Paiements versés en vertu de contrats de location-exploitation de bureaux et de mobilier de bureau par la Fiducie à une société dont le propriétaire est un employé	**21 $**	20 $	**63 $**	60 $

Les montants s'y rapportant à recevoir des parties liées et à payer à des parties liées ne portent pas intérêt et sont rattachés aux opérations dans le cours normal des affaires.

Au 30 septembre 2007, les débiteurs représentaient un montant de 2,3 millions de dollars (2,0 millions de dollars au 30 septembre 2006) à recevoir des parties liées de la Fiducie. Au 30 septembre 2007, les créditeurs représentaient un montant de 0,1 million de dollars (0,4 million de dollars au 30 septembre 2006) à payer aux parties liées de la Fiducie.

Au cours du trimestre, AltaGas a vendu à AltaGas Utility Group Inc. sa participation de 33,3335 pour cent dans la coentreprise Ikhil, moyennant une contrepartie en espèces de 9,0 millions de dollars, avec prise d'effet le 31 juillet 2007. Le gain à la vente a été négligeable.

14. INFORMATIONS SECTORIELLES

AltaGas est une fiducie énergétique intégrée possédant un portefeuille d'actifs et de services servant à acheminer l'énergie de la source à l'utilisateur final. Les opérations entre les secteurs d'exploitation sont constatées à la juste valeur. Les cinq secteurs d'exploitation de la Fiducie sont décrits ci-dessous :

Collecte et traitement sur place	–	conduites de collecte de gaz naturel et installations de traitement
Extraction et transport	–	installations d'extraction de l'éthane et des LGN et gazoducs de transport de gaz naturel et de condensats
Production d'électricité	–	production d'électricité de centrales alimentées au gaz et au charbon conformément aux ententes d'achat d'électricité et aux autres contrats
Services énergétiques	–	services gaziers et services de gestion énergétique pour le gaz naturel
Siège social	–	coûts liés à la prestation de services aux frais généraux du siège social, aux placements dans des entités ouvertes et fermées, aux actifs de la société, et à l'incidence des variations de la juste valeur sur les actifs et les passifs sur gestion du risque

Les tableaux suivants présentent la composition par secteur :

Trois mois terminés le 30 septembre 2007

	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Élimination inter-sectorielle	Total
Produits	33 381 $	32 671 $	51 736 $	211 114 $	762 $	(8 737) $	320 927 $
Gains latents (pertes latentes) sur gestion du risque	-	-	-	-	1 142	-	1 142
Coût des produits vendus	(1 831)	(15 675)	(17 829)	(207 240)	-	8 679	(233 896)
Charges d'exploitation et d'administration	(21 870)	(5 043)	(511)	(3 531)	(8 176)	58	(39 073)
Amortissement	(6 562)	(2 044)	(1 873)	(552)	(619)	-	(11 650)
Bénéfice (perte) d'exploitation	3 118 $	9 909 $	31 523 $	(209) $	(6 891) $	-	37 450 $
Bénéfice (perte) d'exploitation avant gains latents (pertes latentes) sur gestion du risque	3 118 $	9 909 $	31 523 $	(209) $	(8 033) $	-	36 308 $
Ajouts (réductions) nets :							
Immobilisations	(8 731) $	669 $	5 412 $	8 052 $	535 $	-	5 937 $
Placement à long terme et autres actifs	-	-	(1 007) $	-	(7 027) $	-	(8 034) $
Écart d'acquisition	215 $	18 045 $	-	-	-	-	18 260 $
Actifs sectoriels	488 888 $	253 509 $	117 189 $	119 983 $	182 907 $	-	1 162 476 $

Neuf mois terminés le 30 septembre 2007

	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Élimination inter-sectorielle	Total
Produits	103 420 $	103 644 $	136 720 $	795 274 $	3 454 $	(52 217) $	1 090 295 $
Gains latents (pertes latentes) sur gestion du risque	-	-	-	-	1 617	-	1 617
Coût des produits vendus	(5 411)	(55 556)	(55 422)	(778 407)	-	50 445	(844 351)
Charges d'exploitation et d'administration	(64 772)	(14 824)	(1 432)	(12 137)	(22 755)	1 772	(114 148)
Amortissement	(19 541)	(6 051)	(5 594)	(2 755)	(1 755)	-	(35 696)
Bénéfice (perte) d'exploitation	13 696 $	27 213 $	74 272 $	1 975 $	(19 439) $	-	97 717 $
Bénéfice (perte) d'exploitation avant gains latents (pertes latentes) sur gestion du risque	13 696 $	27 213 $	74 272 $	1 975 $	(21 056) $	-	96 100 $
Ajouts (réductions) nets :							
Immobilisations	(1 839) $	4 413 $	9 308 $	(21 514) $	1 583 $	-	(8 049) $
Placement à long terme et autres actifs	-	-	(529) $	-	16 008 $	-	15 479 $
Écart d'acquisition	215 $	18 045 $	-	-	-	-	18 260 $
Actifs sectoriels	488 888 $	253 509 $	117 189 $	119 983 $	182 907 $	-	1 162 476 $

Trois mois terminés le
30 septembre 2006

	Collecte et traitement sur place		Extraction et transport		Production d'électricité		Services énergétiques		Siège social		Élimination inter-sectorielle		Total	
Produits	34 735	$	41 075	$	48 724	$	211 224	$	490	$	(18 390)	$	317 858	$
Coût des produits vendus	(2 439)		(23 101)		(22 539)		(205 070)		-		17 735		(235 414)	
Charges d'exploitation et d'administration	(19 035)		(5 621)		(248)		(3 321)		(9 667)		655		(37 237)	
Amortissement	(5 817)		(1 937)		(1 832)		(1 198)		(655)		-		(11 439)	
Bénéfice (perte) d'exploitation	7 444	$	10 416	$	24 105	$	1 635	$	(9 832)	$	-		33 768	$
Bénéfice (perte) d'exploitation avant gains latents (pertes latentes) sur gestion du risque	7 444	$	10 416	$	24 105	$	1 635	$	(9 832)	$	-		33 768	$
Ajouts (réductions) nets :														
Immobilisations	23 253	$	644	$	(1 302)	$	37	$	915	$	-		23 547	$
Ententes, contrats et relations de services énergétiques	-		-		(53)	$	37	$	-		-		(16)	$
Placement à long terme et autres actifs	-		-		2 138	$	-		(499)	$	-		1 639	$
Écart d'acquisition	815	$	18 045	$	-		-		-		-		18 860	$
Actifs sectoriels	499 506	$	243 285	$	121 487	$	113 902	$	52 378	$	-		1 030 558	$

Neuf mois terminés le
30 septembre 2006

	Collecte et traitement sur place		Extraction et transport		Production d'électricité		Services énergétiques		Siège social		Élimination inter-sectorielle		Total	
Produits	102 729	$	114 612	$	139 966	$	693 962	$	2 767	$	(58 818)	$	995 218	$
Coût des produits vendus	(7 499)		(66 913)		(68 151)		(675 361)		-		57 069		(760 855)	
Charges d'exploitation et d'administration	(59 485)		(13 785)		(918)		(12 498)		(20 786)		1 749		(105 723)	
Amortissement	(17 376)		(5 783)		(5 484)		(3 577)		(1 758)		-		(33 978)	
Bénéfice (perte) d'exploitation	18 369	$	28 131	$	65 413	$	2 526	$	(19 777)	$	-		94 662	$
Bénéfice (perte) d'exploitation avant gains latents (pertes latentes) sur gestion du risque	18 369	$	28 131	$	65 413	$	2 526	$	(19 777)	$	-		94 662	$
Ajouts (réductions) nets :														
Immobilisations	50 889	$	1 393	$	(28)	$	454	$	1 276	$	-		53 984	$
Ententes, contrats et relations de services énergétiques	-		-		(36)	$	-		-		-		(36)	$
Placement à long terme et autres actifs	-		-		4 242	$	-		132	$	-		4 374	$
Écart d'acquisition	815	$	18 045	$	-		-		-		-		18 860	$
Actifs sectoriels	499 506	$	243 285	$	121 487	$	113 902	$	52 378	$	-		1 030 558	$

15. CHIFFRES CORRESPONDANTS

Certains chiffres correspondants ont été reclassés afin de les rendre conformes à la présentation des états financiers de la période considérée.

16. ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Il n'y a eu aucun événement postérieur au 30 septembre 2007 nécessitant de fournir des informations.

END